As filed with the Securities and Exchange Commission on August 21, 2009
Registration No. 333-152973
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VERISK ANALYTICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7374	26-2994223
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

545 Washington Boulevard
Jersey City, NJ 07310-1686
(201) 469-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686
(201) 469-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard J. Sandler Ethan T. James Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Eric J. Friedman Richard B. Aftanas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
                                       (Do not check if a smaller reporting company)

Title of Each Class	Proposed Maximum Aggregate	Amount of
of Securities to be Registered	Offering Price(1)(2)	Registration Fee
Class A common stock, par value $0.001 per share	$750,000,000	$29,475(3)

(1)	Includes shares of Class A common stock which the underwriters have the right to purchase to cover over-allotments.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated August 21, 2009

PRELIMINARY PROSPECTUS

          Shares

Verisk Analytics, Inc.

Class A Common Stock

This is our initial public offering of common stock. Our stockholders are selling all of the shares of our Class A common stock, par value $0.001 per share, offered by this prospectus. We are not selling any shares in this offering.

We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be listed on the New York Stock Exchange under the symbol “VA.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares of Class A common stock from the selling stockholders at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2009, which will be the third business day following the pricing date.

BofA Merrill Lynch	Morgan Stanley

          , 2009

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Prior to the completion of this offering, we will have effected an internal reorganization whereby our predecessor, Insurance Services Office, Inc., or ISO, will become a wholly-owned subsidiary of the Company and all outstanding shares of ISO common stock will be replaced with common stock of the Company. We will immediately thereafter effect an approximately fifty-for-one split of our common stock.

Except as the context otherwise requires, all share and per share information in this prospectus gives effect to the approximately fifty-for-one stock split that will occur immediately after the reorganization.

Unless otherwise stated herein or the context otherwise requires, the terms “Verisk,” the “Company,” “we,” “us,” and “our” refer to Verisk Analytics, Inc. and its consolidated subsidiaries after giving effect to the reorganization described above, and prior to such reorganization these terms refer to ISO and its consolidated subsidiaries through which we are currently conducting our operations.

Until          , 2009, 25 days after the commencement of this offering, all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We expect to deliver the shares against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the third business day following the date of the pricing of the shares.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

Company Overview

We enable risk-bearing businesses to better understand and manage their risks. We provide value to our customers by supplying proprietary data that, combined with our analytic methods, creates embedded decision support solutions. We are the largest aggregator and provider of detailed actuarial and underwriting data pertaining to U.S. property and casualty, or P&C, insurance risks. We offer solutions for detecting fraud in the U.S. P&C insurance, healthcare and mortgage industries, and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance.

Our customers use our solutions, in the form of our data, statistical models or tailored analytics, to make more logical decisions. We develop solutions which our customers use to analyze the four key processes in managing risk, in what we define as the Verisk Risk Analysis Framework: Prediction of Loss, Selection and Pricing of Risk, Detection and Prevention of Fraud, and Quantification of Loss.

We organize our business in two segments: Risk Assessment and Decision Analytics.

Risk Assessment:  We are the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. Our proprietary and unique databases describe premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities in addition to other properties and attributes. Our largest P&C insurance database includes over 14 billion records, and, in each of the past three years, we updated the database with over 2 billion validated new records. We use our data, for example, to create policy language and proprietary risk classifications that are industry standard and to generate prospective loss cost estimates used to price insurance policies.

Decision Analytics:  We provide solutions in each of the four processes of the Verisk Risk Analysis Framework by combining algorithms and analytic methods, which incorporate our proprietary data. Our unique data sets include over 600 million P&C insurance claims, historic natural catastrophe data covering more than 50 countries, data from more than 13 million applications for mortgage loans and over 312 million U.S. criminal records. Customers integrate our solutions into their models, formulas or underwriting criteria to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. We are a leading developer of catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. We also develop solutions that allow customers to quantify costs after loss events occur. Our fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, healthcare and mortgage sectors.

We believe our solutions for analyzing risk positively impact our customers’ revenues and help them better manage their costs. The embedded nature of our solutions serves to strengthen and extend our relationships. In 2008, our U.S. customers included all of the top 100 P&C insurance providers, four of the 10 largest Blue Cross Blue Shield plans, four of the six leading mortgage insurers, 14 of the top 20 mortgage lenders, and the 10 largest global reinsurers. Approximately 97% of our top 100 customers in 2008, as ranked by revenue, have been our customers for each of the last five years. Further, from 2004 to 2008, revenues generated from these top 100 customers grew at a compound annual growth rate, or CAGR, of 12%.

We offer our solutions and services primarily through annual subscriptions or long-term agreements, which are typically pre-paid and represented approximately 76% of our revenues in 2008. For the year ended December 31, 2008, and the six months ended June 30, 2009, we had revenues of $894 million and $504 million, respectively, and net income of $158 million and $91 million, respectively. For the five year period ended December 31, 2008, our revenues and net income have grown at a CAGR of 13.0% and 12.4%, respectively.

Our Market Opportunity

We believe there is a long-term trend for companies to set strategy and direct operations using data and analytics to guide their decisions, which has resulted in a large and rapidly growing market for professional and business information. According to a 2008 report from Veronis Suhler Stevenson, an industry consultant, spending on professional and business information services in the U.S. reached $46 billion in 2007 and is projected to grow at a CAGR of 9% through 2012. Another research firm, International Data Corporation, or IDC, in a report dated March 2008, estimates that the business analytics services market, which totaled $32 billion in 2007, will grow at a CAGR of 9% through 2012.

We believe that the consistent decline in the cost of computing power contributes to the trend towards greater use of data and analytics. As a result, larger data sets are assembled faster and at a lower cost per record while the complexity and accuracy of analytical applications and solutions have expanded. This trend has led to an increase in the use of analytic output, which can be generated and applied more quickly, resulting in more informed decision making. As computing power increases, cost decreases and accuracy improves, we believe customers will continue to apply and integrate data and analytic solutions more broadly.

Companies that engage in risk transactions, including P&C insurers, healthcare payors and mortgage lenders and insurers, are particularly motivated to use enhanced analytics because of several factors affecting risk markets, including:

•	the total value of exposures in risk transactions is increasing;

•	the number of participants in risk transactions is often large and the asymmetry of information among participants is often substantial; and

•	the failure to understand risk can lead to large and rapid declines in financial performance.

Our Competitive Strengths

We believe our competitive strengths include the following:

•	Our Solutions are Embedded In Our Customers’ Critical Decision Processes. Our customers use our solutions to make better risk decisions and to price risk appropriately. In the U.S. P&C insurance industry, our solutions for prospective loss costs, policy language, rating/underwriting rules and regulatory filing services are the industry standard. In the U.S. healthcare and mortgage industries, our predictive models, loss estimation tools and fraud identification applications are the primary solutions that allow customers to understand their risk exposures and proactively manage them. Over the last three years, we have retained 98% of our customers across all of our businesses, which we believe reflects our customers’ recognition of the value they derive from our solutions.

•	Extensive and Differentiated Data Assets and Analytic Methods. We maintain what we believe are some of the largest, most accurate, and most complete databases in the markets we serve. Much of the information we provide is not available from any other source and would be difficult and costly for another party to replicate. As a result, our accumulated experience and years of significant investment have given us a competitive advantage in serving our customers.

•	Culture of Continuous Improvement. Our intellectual capital and focus on continuous improvement have allowed us to develop proprietary algorithms and solutions that assist our customers in making informed risk decisions. Our team includes approximately 578 individuals with advanced degrees, certifications and professional designations in such fields as actuarial science, data management, mathematics, statistics, economics, soil mechanics, meteorology and various engineering disciplines. Our compensation and benefit plans are pay-for-performance-

oriented, including incentive compensation plans and substantial equity participation by employees. As of June 30, 2009, our employees owned approximately 25% of the company.

•	Attractive Operating Model. We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our solutions and the low capital intensity of our business.

Our Growth Strategy

Over the past five years, we have grown our revenues at a CAGR of 13.0% through the successful execution of our business plan. These results reflect strong organic revenue growth, new product development and selected acquisitions. We have made, and continue to make, investments in people, data sets, analytic solutions, technology, and complementary businesses. The key components of our strategy include:

•	Increase Sales to Insurance Customers. We expect to expand the application of our solutions in insurance customers’ internal risk and underwriting processes. Building on our deep knowledge of, and embedded position in, the insurance industry, we expect to sell more solutions to existing customers tailored to individual insurance segments. By increasing the breadth and relevance of our offerings, we believe we can strengthen our relationships with customers and increase our value to their decision making in critical ways.

•	Develop New, Proprietary Data Sets and Predictive Analytics. We work with our customers to understand their evolving needs. We plan to create new solutions by enriching our mix of proprietary data sets, analytic solutions and effective decision support across the markets we serve. We constantly seek to add new data sets that can further leverage our analytic methods, technology platforms and intellectual capital.

•	Leverage Our Intellectual Capital to Expand into Adjacent Markets and New Customer Sectors. Our organization is built on nearly four decades of intellectual property in risk management. We believe we can continue to profitably expand the use of our intellectual capital and apply our analytic methods in new markets, where significant opportunities for long-term growth exist. We also continue to pursue growth through targeted international expansion. We have already demonstrated the effectiveness of this strategy with our expansion into healthcare and non-insurance financial services.

•	Pursue Strategic Acquisitions that Complement Our Leadership Positions. We will continue to expand our data and analytics capabilities across industries. While we expect this will occur primarily through organic growth, we have and will continue to acquire assets and businesses that strengthen our value proposition to customers. We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for shareholders. As of June 30, 2009, we have acquired 15 businesses in the past five years, which in the aggregate have increased their revenue with a weighted average CAGR of 31% over the same period.

Risk Factors

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page 11 for a discussion of certain factors you should consider in evaluating an investment in our common stock.

Corporate History and Information

We were formed in 1971 as an advisory and rating organization for the P&C insurance industry to provide statistical and actuarial services, to develop insurance programs and to assist insurance companies in meeting state regulatory requirements. Over the past decade, we have transformed our business by deepening and broadening our data assets, entering new markets, placing a greater emphasis on analytics and pursuing strategic acquisitions to enhance these efforts. Members of our senior management operating team have been with us for an average of almost twenty years. This team has led our transformation to a successful for-profit entity and our expansion from P&C insurance into a variety of new markets.

Our principal executive offices are located at 545 Washington Boulevard, Jersey City, New Jersey, 07310-1686 and our telephone number is (201) 469-2000.

THE OFFERING

Class A common stock offered by the selling stockholders	shares

Class A common stock outstanding after the offering	shares

Over-allotment option	shares of Class A common stock from the selling stockholders

Class B common stock outstanding after the offering	shares

Sale and transfer restrictions on Class B common stock	The Class B (Series 1) common stock is not transferable until 18 months after the date of this prospectus and the Class B (Series 2) common stock is not transferable until 24 months after the date of this prospectus.

These transfer restrictions are subject to limited exceptions, including transfers to another holder of Class B common stock. See “Description of Capital Stock — Common Stock — Transfer Restrictions.”

Conversion of Class B common stock	After termination of the restrictions on transfer described above for each series of Class B common stock, such series of Class B common stock will be automatically converted into Class A common stock. No later than 24 months after the date of this prospectus, there will be no outstanding shares of Class B common stock.

In the event that Class B common stock is transferred and converts into Class A common stock, it will have the effect of diluting the voting power of our existing holders of Class A common stock. See “Description of Capital Stock — Common Stock — Conversion.”

Use of proceeds	The Company will not receive any proceeds from the sale of common stock in the offering.

Dividend policy	Following this offering and subject to legally available funds, we currently intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $ per share of Class A common stock (representing a quarterly rate initially equal to $ per share) commencing with the quarter ended , 2009. Our Class B common stock will share ratably on an as-converted basis in such dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board of directors deems relevant.

Stock symbol	“VA”

Unless the context requires otherwise, the number of shares of our Class A common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2009, giving effect to the stock split of approximately fifty-for-one that will have occurred prior to the completion of this offering. The number of shares of our Class A common stock to be outstanding after this offering does not take into account, unless the context otherwise requires:

•	shares of Class A common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share; and

•	an aggregate of shares of Class A common stock that will be reserved for future issuances under our 2009 Equity Incentive Plan as of the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary historical financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2006 is derived from unaudited consolidated financial statements that are not included in this prospectus. The condensed consolidated statement of operations data for the six-month periods ended June 30, 2008 and 2009 and the condensed consolidated balance sheet data as of June 30, 2009 are derived from unaudited condensed financial statements that are included in this prospectus. The condensed consolidated balance sheet data as of June 30, 2008 is derived from unaudited condensed financial statements that are not included in this prospectus. The unaudited condensed consolidated financial statements, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the six-month period ended June 30, 2009 are not necessarily indicative of results that may be expected for the fiscal year ended December 31, 2009 or any other future period.

From January 1, 2006 to June 30, 2009 we have acquired 10 businesses, which may affect the comparability of our financial statements.

				Six Months
	Year Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009
	(In thousands, except for share and per share data)

Statement of income data:
Revenues:
Risk Assessment revenues	$472,634	$485,160	$504,391	$253,356	$262,873
Decision Analytics revenues	257,499	317,035	389,159	184,334	240,794

Revenues	730,133	802,195	893,550	437,690	503,667

Expenses:
Cost of revenues	331,804	357,191	386,897	190,678	220,501
Selling, general and administrative	100,124	107,576	131,239	59,028	72,225
Depreciation and amortization of fixed assets	28,007	31,745	35,317	16,424	18,913
Amortization of intangible assets	26,854	33,916	29,555	14,937	16,974

Total expenses	486,789	530,428	583,008	281,067	328,613

Operating income	243,344	271,767	310,542	156,623	175,054
Other income/(expense):
Investment income and realized gains (losses) on securities, net	6,101	9,308	(327)	317	(273)
Interest expense	(16,668)	(22,928)	(31,316)	(14,173)	(16,677)

Total other expense, net	(10,567)	(13,620)	(31,643)	(13,856)	(16,950)
Income from continuing operations before income taxes	232,777	258,147	278,899	142,767	158,104
Provision for income taxes	(91,992)	(103,184)	(120,671)	(61,818)	(67,250)

Income from continuing operations	140,785	154,963	158,228	80,949	90,854

				Six Months
	Year Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009
	(In thousands, except for share and per share data)

Loss from discontinued operations, net of tax(1)	(1,805)	(4,589)	—	—	—

Net income	$138,980	$150,374	$158,228	$80,949	$90,854

Basic income/(loss) per share(2):
Income from continuing operations	$34.08	$38.58	$43.26	$21.73	$26.20
Loss from discontinued operations	(0.44)	(1.14)	—	—	—

Net income per share	$33.64	$37.44	$43.26	$21.73	$26.20

Diluted income/(loss) per share(2):
Income from continuing operations	$32.72	$37.03	$41.59	$20.87	$25.21
Loss from discontinued operations	(0.42)	(1.10)	—	—	—

Net income per share	$32.30	$35.93	$41.59	$20.87	$25.21

Weighted average shares outstanding:
Basic	4,130,962	4,016,928	3,657,714	3,724,876	3,468,196

Diluted	4,302,867	4,185,151	3,804,634	3,877,906	3,604,086

Other data:
EBITDA(3):
Risk Assessment EBITDA	$202,872	$212,780	$222,706	$113,500	$121,197
Decision Analytics EBITDA	95,333	124,648	152,708	74,484	89,744

EBITDA	$298,205	$337,428	$375,414	$187,984	$210,941

Purchases of fixed assets	$(25,742)	$(32,941)	$(30,652)	$(17,810)	$(16,195)
Net cash provided by operating activities	223,499	248,521	247,906	141,929	184,529
Net cash used in investing activities	(243,452)	(110,831)	(130,466)	(98,402)	(152,683)
Net cash provided by/(used in) financing activities	75,907	(212,591)	(107,376)	(16,759)	(19,157)

	As of December 31,			As of June 30,
	2006	2007	2008	2008	2009
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$99,152	$24,049	$33,185	$50,835	$45,962
Total assets	739,282	830,041	928,877	867,128	1,009,335
Total debt(4)	448,698	438,330	669,754	642,182	689,066
Redeemable common stock(5)	1,125,933	1,171,188	749,539	1,006,287	842,117
Stockholders’ deficit	(1,123,977)	(1,203,348)	(1,009,823)	(1,186,569)	(1,028,489)

(1)	As of December 31, 2007, we discontinued operations of our claim consulting business located in New Hope, Pennsylvania and the United Kingdom. There was no impact of discontinued operations on the results of operations for the periods subsequent to December 31, 2007.

(2)	In conjunction with the initial public offering, the stock of Insurance Services Office, Inc. will convert to stock of Verisk Analytics, Inc., which plans to effect a stock split of its common stock. The numbers in the above table do not reflect this stock split. Giving effect to the approximately fifty-for-one stock split that will have occurred prior to the completion of this offering, pro forma basic and diluted income/(loss) per share from continuing operations and discontinued operations would have been as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009

Basic
Income from continuing operations	$0.68	$0.77	$0.87	$0.43	$0.52
Loss from discontinued operations	(0.01)	(0.02)	—	—	—

Net Income per share	$0.67	$0.75	$0.87	$0.43	$0.52

Weighted average shares	206,548,100	200,846,400	182,885,700	186,243,800	173,409,800

Diluted
Income from continuing operations	$0.65	$0.74	$0.83	$0.42	$0.50
Loss from discontinued operations	(0.01)	(0.02)	—	—	—

Net Income per share	$0.64	$0.72	$0.83	$0.42	$0.50

Weighted average shares	215,143,350	209,257,550	190,231,700	193,895,300	180,204,300

(3)	EBITDA is the financial measure which management uses to evaluate the performance of our segments. “EBITDA” is defined as income from continuing operations before investment income and interest expense, income taxes, depreciation and amortization. See note 19 to our audited consolidated financial statements and note 15 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results of operations or cash flow from operating activities reported under U.S. GAAP. Management uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of company performance. Some of these limitations are:

• EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

• EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•     Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements; and

• Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following is a reconciliation of income from continuing operations to EBITDA:

				Six Months
	Year Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009
	(In thousands)

Income from continuing operations	$140,785	$154,963	$158,228	$80,949	$90,854
Depreciation and amortization of fixed and intangible assets	54,861	65,661	64,872	31,361	35,887
Investment income and realized (gains)/losses on securities, net	(6,101)	(9,308)	327	(317)	273
Interest expense	16,668	22,928	31,316	14,173	16,677
Provision for income taxes	91,992	103,184	120,671	61,818	67,250

EBITDA	$298,205	$337,428	$375,414	$187,984	$210,941

(4) Includes capital lease obligations.

(5)	Prior to this offering, we are required to record our Class A common stock and vested options at redemption value at each balance sheet date as the redemption of these securities is not solely within our control, due to our contractual obligations to redeem these shares. We classify this redemption value as redeemable common stock. Subsequent to this offering, we will no longer be obligated to redeem these shares and therefore we will not be required to record any redeemable common stock.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We could lose our access to data from external sources which could prevent us from providing our solutions.

We depend upon data from external sources, including data received from customers and various government and public record services, for information used in our databases. In general, we do not own the information in these databases, and the participating organizations could discontinue contributing information to the databases. Our data sources could withdraw or increase the price for their data for a variety of reasons, and we could also become subject to legislative or judicial restrictions on the use of such data, in particular if such data is not collected by the third parties in a way which allows us to legally use and/or process the data. In addition, many of our customers are significant stockholders of our company. Specifically, all of our Class B common stock is owned by insurers who are also our customers and provide us with a significant percentage of our data. If our customers’ percentage of ownership of our common stock decreases in the future, including as a result of this offering, there can be no assurance that our customers will continue to provide data to the same extent or on the same terms. If a substantial number of data sources, or certain key sources, were to withdraw or be unable to provide their data, or if we were to lose access to data due to government regulation or if the collection of data became uneconomical, our ability to provide solutions to our customers could be impacted, which could materially adversely affect our business, reputation, financial condition, operating results and cash flows.

Agreements with our data suppliers are short-term agreements. Some suppliers are also competitors, which may make us vulnerable to unpredictable price increases and may cause some suppliers not to renew certain agreements. Our competitors could also enter into exclusive contracts with our data sources. If our competitors enter into such exclusive contracts, we may be precluded from receiving certain data from these suppliers or restricted in our use of such data, which would give our competitors an advantage. Such a termination or exclusive contracts could have a material adverse effect on our business, financial position, and operating results if we were unable to arrange for substitute sources.

We derive a substantial portion of our revenues from the U.S. P&C insurance industry. If the downturn in the U.S. insurance industry continues or that industry does not continue to accept our solutions, our revenues will decline.

Revenues derived from solutions we provide to the U.S. P&C insurance industry account for a substantial portion of our total revenues. During the year ended December 31, 2008 and the six months ended June 30, 2009, approximately 65% and 60%, respectively, of our revenue was derived from solutions provided to the U.S. P&C insurance industry. Also, sales of certain of our solutions are tied to premiums in the U.S. P&C insurance market, which may rise or fall in any given year due to loss experience and capital capacity and other factors in the insurance industry beyond our control. In addition, our revenues will decline if the insurance industry does not continue to accept these solutions. Factors that might affect the acceptance of these solutions by P&C insurers include the following:

•	changes in the business analytics industry;

•	changes in technology;

•	our inability to obtain or use state fee schedule or claims data in our insurance solutions;

•	saturation of market demand;

•	loss of key customers;

•	industry consolidation; and

•	failure to execute our customer-focused selling approach.

A continued downturn in the insurance industry or lower acceptance of our solutions by the insurance industry could result in a decline in revenues from that industry and have a material adverse effect on our financial condition, results of operations and cash flows.

There may be consolidation in our end customer market, which would reduce the use of our services.

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our services, they may discontinue or reduce their use of our services. The adverse effects of consolidation will be greater in sectors that we are particularly dependent upon, for example, in the P&C insurance services sector. Any of these developments could materially and adversely affect our business, financial condition, operating results and cash flows.

If we are unable to develop successful new solutions or if we experience defects, failures and delays associated with the introduction of new solutions, our business could suffer serious harm.

Our growth and success depends upon our ability to develop and sell new solutions. If we are unable to develop new solutions, or if we are not successful in introducing and/or obtaining regulatory approval or acceptance for new solutions, we may not be able to grow our business, or growth may occur more slowly than we anticipate. In addition, significant undetected errors or delays in new solutions may affect market acceptance of our solutions and could harm our business, financial condition or results of operations. In the past, we have experienced delays while developing and introducing new solutions, primarily due to difficulties developing models, acquiring data and adapting to particular operating environments. Errors or defects in our solutions that are significant, or are perceived to be significant, could result in rejection of our solutions, damage to our reputation, loss of revenues, diversion of development resources, an increase in product liability claims, and increases in service and support costs and warranty claims.

We will continue to rely upon proprietary technology rights, and if we are unable to protect them, our business could be harmed.

Our success depends, in part, upon our intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. This protection of our proprietary technology is limited, and our proprietary technology could be used by others without our consent. In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid or may not prevent the development of competitive products. Any disclosure, loss, invalidity of, or failure to protect our intellectual property could negatively impact our competitive position, and ultimately, our business. Our protection of our intellectual property rights in the United States or abroad may not be adequate and others, including our competitors, may use our proprietary technology without our consent. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business, financial condition, results of operations and cash flows.

We could face claims for intellectual property infringement, which if successful could restrict us from using and providing our technologies and solutions to our customers.

There has been substantial litigation and other proceedings, particularly in the United States, regarding patent and other intellectual property rights in the information technology industry. There is a risk that we are infringing, or may in the future infringe, the intellectual property rights of third parties. We monitor third-party patents and patent applications that may be relevant to our technologies and solutions and we carry out freedom to operate analyses where we deem appropriate. However, such monitoring and analysis has not been, and is unlikely in the future to be, comprehensive, and it may not be possible to detect all potentially relevant patents and patent applications. Since the patent application process can take several years to complete, there may be currently pending applications, unknown to us, that may later result in issued patents that cover our products and technologies. As a result, we may infringe existing and future third-party patents of which we are not aware. As we expand our operations there is a higher risk that such activity could infringe the intellectual property rights of third parties.

Third-party intellectual property infringement claims and any resultant litigation against us or our technology partners or providers, could subject us to liability for damages, restrict us from using and providing our technologies and solutions or operating our business generally, or require changes to be made to our technologies and solutions. Even if we prevail, litigation is time consuming and expensive to defend and would result in the diversion of management’s time and attention.

If a successful claim of infringement is brought against us and we fail to develop non-infringing technologies and solutions or to obtain licenses on a timely and cost effective basis this could materially and adversely affect our business, reputation, financial condition, operating results and cash flows.

Regulatory developments could negatively impact our business.

Because personal, public and non-public information is stored in some of our databases, we are vulnerable to government regulation and adverse publicity concerning the use of our data. We provide many types of data and services that already are subject to regulation under the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, Driver’s Privacy Protection Act, Health Insurance Portability and Accountability Act, the European Union’s Data Protection Directive and to a lesser extent, various other federal, state, and local laws and regulations. These laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information in the marketplace. However, many consumer advocates, privacy advocates, and government regulators believe that the existing laws and regulations do not adequately protect privacy. They have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and dates of birth. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. Similar initiatives are under way in other countries in which we do business or from which we source data. The following legal and regulatory developments also could have a material adverse affect on our business, financial position, results of operations or cash flows:

•	amendment, enactment, or interpretation of laws and regulations which restrict the access and use of personal information and reduce the supply of data available to customers;

•	changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our solutions;

•	failure of our solutions to comply with current laws and regulations; and

•	failure of our solutions to adapt to changes in the regulatory environment in an efficient, cost-effective manner.

Fraudulent data access and other security breaches may negatively impact our business and harm our reputation.

Security breaches in our facilities, computer networks, and databases may cause harm to our business and reputation and result in a loss of customers. Our systems may be vulnerable to physical break-ins, computer viruses, attacks by hackers and similar disruptive problems. Third-party contractors also may experience security breaches involving the storage and transmission of proprietary information. If users gain improper access to our databases, they may be able to steal, publish, delete or modify confidential third-party information that is stored or transmitted on our networks.

In addition, customers’ misuse of our information services could cause harm to our business and reputation and result in loss of customers. Any such misappropriation and/or misuse of our information could result in us, among other things, being in breach of certain data protection and related legislation.

A security or privacy breach may affect us in the following ways:

•	deterring customers from using our solutions;

•	deterring data suppliers from supplying data to us;

•	harming our reputation;

•	exposing us to liability;

•	increasing operating expenses to correct problems caused by the breach;

•	affecting our ability to meet customers’ expectations; or

•	causing inquiry from governmental authorities.

We may detect incidents in which consumer data has been fraudulently or improperly acquired. The number of potentially affected consumers identified by any future incidents is obviously unknown. Any such incident could materially and adversely affect our business, reputation, financial condition, operating results and cash flows.

We typically face a long selling cycle to secure new contracts that requires significant resource commitments, which result in a long lead time before we receive revenues from new relationships.

We typically face a long selling cycle to secure a new contract and there is generally a long preparation period in order to commence providing the services. We typically incur significant business development expenses during the selling cycle and we may not succeed in winning a new customer’s business, in which case we receive no revenues and may receive no reimbursement for such expenses. Even if we succeed in developing a relationship with a potential new customer, we may not be successful in obtaining contractual commitments after the selling cycle or in maintaining contractual commitments after the implementation cycle, which may have a material adverse effect on our business, results of operations and financial condition.

We may lose key business assets, including loss of data center capacity or the interruption of telecommunications links, the internet, or power sources, which could significantly impede our ability to do business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), natural disasters, or other disasters. The on-line services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenues through telesales centers and websites that we utilize in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations to cover a loss or failure in all of these areas in a timely manner. Certain of our customer contracts provide that our on-line servers may not be unavailable for specified periods of time. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or websites could cause interruptions in operations that materially adversely affect our ability to meet customers’ requirements, resulting in decreased revenue, operating income and earnings per share.

We are subject to competition in many of the markets in which we operate and we may not be able to compete effectively.

Some markets in which we operate or which we believe may provide growth opportunities for us are highly competitive, and are expected to remain highly competitive. We compete on the basis of quality,

customer service, product and service selection and price. Our competitive position in various market segments depends upon the relative strength of competitors in the segment and the resources devoted to competing in that segment. Due to their size, certain competitors may be able to allocate greater resources to a particular market segment than we can. As a result, these competitors may be in a better position to anticipate and respond to changing customer preferences, emerging technologies and market trends. In addition, new competitors and alliances may emerge to take market share away. We may be unable to maintain our competitive position in our market segments, especially against larger competitors. We may also invest further to upgrade our systems in order to compete. If we fail to successfully compete, our business, financial position and results of operations may be adversely affected.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

Our long-term business strategy includes growth through acquisitions. Future acquisitions may not be completed on acceptable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things:

•	failing to implement or remediate controls, procedures and policies appropriate for a larger public company at acquired companies that prior to the acquisition lacked such controls, procedures and policies;

•	paying more than fair market value for an acquired company or assets;

•	failing to integrate the operations and personnel of the acquired businesses in an efficient, timely manner;

•	assuming potential liabilities of an acquired company;

•	managing the potential disruption to our ongoing business;

•	distracting management focus from our core businesses;

•	difficulty in acquiring suitable businesses;

•	impairing relationships with employees, customers, and strategic partners;

•	incurring expenses associated with the amortization of intangible assets;

•	incurring expenses associated with an impairment of all or a portion of goodwill and other intangible assets due to changes in market conditions, weak economies in certain competitive markets, or the failure of certain acquisitions to realize expected benefits; and

•	diluting the share value and voting power of existing stockholders.

The anticipated benefits of many of our acquisitions may not materialize. Future acquisitions or dispositions could result in the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill and other intangible assets, any of which could harm our financial condition.

We typically fund our acquisitions through facilities that are uncommitted. Although we have capacity under our uncommitted facilities, lenders are not required to loan us any funds under such facilities. The current disruptions in the capital markets have caused banks and other credit providers to restrict availability of borrowing and new credit facilities. Therefore, future acquisitions may require us to obtain additional financing, which may not be available on favorable terms or at all.

To the extent the availability of free or relatively inexpensive information increases, the demand for some of our solutions may decrease.

Public sources of free or relatively inexpensive information have become increasingly available recently, particularly through the internet, and this trend is expected to continue. Governmental agencies in particular have increased the amount of information to which they provide free public access. Public sources of free or relatively inexpensive information may reduce demand for our solutions. To the extent that customers choose not to obtain solutions from us and instead rely on information obtained at little or no cost from these public sources, our business and results of operations may be adversely affected.

Our senior leadership team is critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the continued service and performance of the members of our senior leadership team. These personnel possess business and technical capabilities that are difficult to replace. Members of our senior management operating team have been with us for an average of almost twenty years. However, with the exception of Frank J. Coyne, our Chairman and Chief Executive Officer, we do not expect to have employee contracts with the members of our senior management operating team following this offering. If we lose key members of our senior management operating team, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this may have a material adverse effect on our business, results of operations and financial condition.

We may fail to attract and retain enough qualified employees to support our operations, which could have an adverse effect on our ability to expand our business and service our customers.

Our business relies on large numbers of skilled employees and our success depends on our ability to attract, train and retain a sufficient number of qualified employees. If our attrition rate increases, our operating efficiency and productivity may decrease. We compete for employees not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, and there is a limited pool of employees who have the skills and training needed to do our work. If our business continues to grow, the number of people we will need to hire will increase. We will also need to increase our hiring if we are not able to maintain our attrition rate through our current recruiting and retention policies. Increased competition for employees could have an adverse effect on our ability to expand our business and service our customers, as well as cause us to incur greater personnel expenses and training costs.

We are subject to antitrust and other litigation, and may in the future become subject to further such litigation; an adverse outcome in such litigation could have a material adverse effect on our financial condition, revenues and profitability.

We participate in businesses (particularly insurance-related businesses and services) that are subject to substantial litigation, including antitrust litigation. We are subject to the provisions of a 1995 settlement agreement in an antitrust lawsuit brought by various state Attorneys General and private plaintiffs which imposes certain constraints with respect to insurer involvement in our governance and business. We currently are defending against several putative class action lawsuits in which it is alleged that certain of our subsidiaries unlawfully have conspired with insurers with respect to their payment of insurance claims. See “Business — Legal Proceedings.” Our failure to successfully defend or settle such litigation could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenues and profitability. Given the nature of our business, we may be subject to similar litigation in the future. Even if the direct financial impact of such litigation is not material, settlements or judgments arising out of such litigation could include further restrictions on our ability to conduct business, including potentially the elimination of entire lines of business, which could increase our cost of doing business and limit our prospects for future growth.

Our liquidity, financial position and profitability could be adversely affected by further deterioration in U.S. and international credit markets and economic conditions.

Deterioration in the global capital markets has caused financial institutions to seek additional capital, merge with larger financial institutions and, in some cases, fail. These conditions have led to concerns by market participants about the stability of financial markets generally and the strength of counterparties, resulting in a contraction of available credit, even for the most credit-worthy borrowers. Due to recent market events, our liquidity and our ability to obtain financing may be negatively impacted if one of our lenders under our revolving credit facilities or existing shelf arrangements fails to meet its funding obligations. In such an event, we may not be able to draw on all, or a substantial portion, of our uncommitted credit facilities, which would adversely affect our liquidity. Also, if we attempt to obtain future financing in addition to, or replacement of, our existing credit facilities to finance our continued growth through acquisitions or otherwise, the credit market turmoil could negatively impact our ability to obtain such financing.

General economic, political and market forces and dislocations beyond our control could reduce demand for our solutions and harm our business.

The demand for our solutions may be impacted by domestic and international factors that are beyond our control, including macroeconomic, political and market conditions, the availability of short-term and long-term funding and capital, the level and volatility of interest rates, currency exchange rates and inflation. The United States economy is currently in a recession and both the future domestic and global economic environments may continue to be less favorable than those of recent years. Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally and could result in a reduction in demand for our solutions, which could have an adverse effect on our results of operations and financial condition. The current volatility in of the credit markets, and its effect on the economy, may continue to negatively impact financial institutions. A significant additional decline in the value of assets for which risk is transferred in market transactions could have an adverse impact on the demand for our solutions. In addition, the decline of the credit markets has reduced the number of mortgage originators, and therefore, the immediate demand for our related mortgage solutions. Specifically, certain of our fraud detection and prevention solutions are directed at the mortgage market. This decline in asset value and originations and an increase in foreclosure levels has also created greater regulatory scrutiny of mortgage originations and securitizations. Any new regulatory regime may change the utility of our solutions for mortgage lenders and other participants in the mortgage lending industry and related derivative markets or increase our costs as we adapt our solutions to new regulation.

Risks Related to the Offering

There is no prior public market for our common stock and therefore an active trading market or any specific price for our common stock may not be established.

Currently, there is no public trading market for our common stock. We expect that our Class A common stock will be listed on the New York Stock Exchange under the symbol “VA.” The initial public offering price per share was determined by agreement among us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price of our common stock after our initial public offering. An active trading market for our common stock may not develop and continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price.

The market price for our common stock may be volatile.

The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in our industry;

•	regulatory developments in our industry affecting us, our customers or our competitors;

•	announcements of technological developments;

•	sales or expected sales of additional common stock;

•	continued dislocations and downward pressure in the capital markets; and

•	terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our common stock.

We plan to issue a number of options to purchase Class A common stock to our directors and employees that could dilute your interest in us.

Upon the closing of this offering we will have up to 3,750,000 shares of Class A common stock available for issuance to our directors, executive officers and employees in connection with grants of options to purchase Class A common stock under our employee benefits arrangements. Issuances of Class A common stock to our directors, executive officers and employees pursuant to the exercise of stock options under our employee benefits arrangements will dilute your interest in us.

If there are substantial sales of our common stock, our stock price could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem attractive. Upon consummation of this offering, we will have           shares of common stock outstanding. Of these shares, the           shares of common stock offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates.

Following this offering, our existing stockholders will beneficially own in the aggregate approximately           shares of our Class A common stock and           shares of our Class B common stock, representing in aggregate approximately     % of our outstanding common stock. Such stockholders will be able to sell their common stock in the public market from time to time without registering them, subject to the lock-up periods described below, and subject to limitations on the timing, amount and method of those sales imposed by securities laws. If any of these stockholders were to sell a large number of their common stock, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common stock.

In connection with this offering, we, our selling stockholders, our directors and certain members of our management have each agreed to enter into a lock-up agreement and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any of their common stock without the prior consent of the underwriters for 180 days after the date of this prospectus. Although we have been advised that there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the common stock from the restrictions in any of the lock-up agreements described above. In addition, certain members of our management will be subject to lock-up agreements with us whereby they will not be permitted to sell any of their common stock, subject to certain conditions, for a longer period of time after the pricing of this initial public offering. See “Certain Relationships and Related Transactions — Letter Agreements.”

Also, pursuant to our amended and restated certificate of incorporation, our Class B stockholders will not be able to sell any of their common stock, subject to certain conditions, to the public for a period of time after the pricing of this initial public offering. Each share of Class B (Series 1) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock 18 months after the date of this prospectus. Each share of Class B (Series 2) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock 24 months after the date of this prospectus. Our board of directors may approve exceptions to the limitation on transfers of our Class B common stock in their sole discretion, in connection with the sale of such Class B common stock in a public offering registered with the Securities and Exchange Commission or in such other limited circumstances as our board of directors may determine. Any Class B common stock sold to the public will first be converted to Class A common stock. Such further resale of our common stock could cause the price of our common stock to decline. See “Description of Capital Stock — Common Stock — Conversion.”

Pursuant to our equity incentive plans, options to purchase approximately           shares of Class A common stock will be outstanding upon consummation of this offering. Following this offering, we intend to file a registration statement under the Securities Act registering           shares of Class A common stock which will cover the shares available for issuance under our equity incentive plans (including for such outstanding options) as well as shares held for resale by our existing stockholders that were previously issued under our equity incentive plans. Such further issuance and resale of our common stock could cause the price of our common stock to decline.

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

The holders of our Class B common stock have the right to elect up to three of our directors and their interests in our business may be different than yours.

Until no Class B common stock remains outstanding, the holders of our Class B common stock will have the right to elect up to three of our directors. Stockholders of the Class B common stock may not have the same incentive to approve a corporate action that may be favorable for the holders of Class A common stock, or their interests may otherwise conflict with yours. For example, holders of our Class B common stock may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us or the use of our solutions, but which might involve risks to holders of our Class A common stock, including a potential decrease in the price of our Class A common stock. See “Description of Capital Stock — Common Stock — Voting Rights.”

Following this offering, changes in our capital structure and level of indebtedness and the terms of anti-takeover provisions under Delaware law and in our amended and restated certificate of incorporation and bylaws could diminish the value of our common stock and could make a merger, tender offer or proxy contest difficult or could impede an attempt to replace or remove our directors.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable or make it more difficult for stockholders to replace directors even if stockholders consider it beneficial to do so. Our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	authorize the issuance of authorized but unissued shares of common stock and preferred stock without stockholder approval, subject to the rules and regulations of the ;

•	prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a meeting of the stockholders; and

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for us. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we do not intend to do so.

These provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We will incur increased costs as a result of being a public company.

As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a public company. Following the completion of this offering, we will be a publicly traded company. Once we become a public company, we will incur significant legal, accounting, investor relations and other expenses that we do not currently incur. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission, the applicable listing rules and rules implemented by the applicable foreign regulatory agencies, may require changes in corporate governance practices of public companies. We expect such rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. We believe the data from third-party sources to be reliable based upon our management’s knowledge of the industry, but have not independently verified such data. Certain data and forecasts used in this prospectus predate the current economic downturn. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

THE REORGANIZATION

On May 23, 2008, in contemplation of our initial public offering, we formed Verisk Analytics, Inc., a Delaware corporation, to be the new holding company for our business. It was initially formed as a wholly-owned subsidiary of Insurance Services Office, Inc. Prior to the completion of this offering, we will have effected an internal reorganization whereby ISO will become a wholly-owned subsidiary of Verisk and all outstanding shares of ISO common stock will be replaced with common stock of Verisk.

This transaction will occur by the stockholders of ISO exchanging their Class A common stock and Class B common stock in ISO for Class A common stock and Class B common stock in Verisk, respectively, on a one-for-one basis. The Class B common stock of Verisk is sub-divided equally into two series of Class B common stock, Class B (Series 1) common stock and Class B (Series 2) common stock, as described in this prospectus. As part of this reorganization, our existing equity based compensation plans will be assigned to Verisk. As a result, all outstanding options issued under our existing equity based compensation plans will become options to acquire common stock of Verisk.

Immediately after the reorganization we will effect an approximately fifty-for-one split of our common stock in order to have a price per share equal to the mid-point of the range set forth on the cover page of this prospectus.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock in this offering and we will not receive any proceeds from the sale of the shares.

DIVIDEND POLICY

Following this offering and subject to legally available funds, we currently intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $      per share of Class A common stock (representing a quarterly rate initially equal to $      per share) commencing with the quarter ended          , 2009. Our Class B common stock will share ratably on an as-converted basis in such dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments, and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to changes in the terms of our capital stock in connection with this initial public offering and the consequent expiration of our obligations to redeem our Class A common stock.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited condensed consolidated interim financial statements, and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of June 30, 2009
	Actual	As Adjusted
	(In thousands,
	except share numbers)

Long-term debt (including short-term debt and current portion of long-term debt)	$689,066	$689,066

Redeemable common stock:(1)
Class A redeemable common stock, stated at redemption value, $0.01 par value; 6,700,000 shares authorized 3,010,843 shares issued and 700,188 outstanding (on a pre-split basis) and vested options at intrinsic value	845,126	—
Class A unearned common stock ESOP shares	(3,009)	—

Total redeemable common stock	842,117	—

Stockholders’ deficit:
Class A common stock, $0.001 par value per share, 335,000,000 shares authorized; shares issued and shares outstanding(2)	—	30
Class B (Series 1 and 2) common stock, $0.001 par value per share, 1,000,000,000 shares authorized, 500,225,000 shares issued and 143,192,100 shares outstanding(2)	100	100
Additional paid-in capital(3)	—	579,631
Class A unearned common stock ESOP shares(2)	—	(3,009)
Accumulated other comprehensive loss	(79,130)	(79,130)
(Accumulated deficit)/retained earnings	(265,465)	—
Class B (Series 1 and 2) common stock, treasury stock, 357,037,900 shares	(683,994)	(683,994)

Total stockholders’ deficit	(1,028,489)	(186,372)

Total capitalization	$502,694	$502,694

(1)	Prior to this offering, we were required to record our Class A common stock and vested options at redemption value at each balance sheet date as the redemption of these securities is not solely within our control, due to our contractual obligations to redeem these shares. We classify this redemption value as redeemable common stock. Subsequent to this offering, we will no longer be obligated to redeem these shares and therefore we will not be required to record any redeemable common stock. Refer to note 11 of the unaudited condensed consolidated interim financial statements for further information.

(2)	Giving effect to the approximately fifty-for-one stock split that will have occurred prior to the completion of this offering.

(3)	Prior to the completion of this offering, we intend to accelerate the allocation of a portion of the shares to the ESOP, which will result in a non-recurring non-cash charge of approximately $50.0 million, based on the mid-point of the range set forth on the cover page of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from unaudited consolidated financial statements that are not included in this prospectus. The condensed consolidated statement of operations data for the six-month periods ended June 30, 2008 and 2009 and the condensed consolidated balance sheet data as of June 30, 2009 are derived from unaudited condensed financial statements that are included in this prospectus. The condensed consolidated balance sheet data as of June 30, 2008 is derived from unaudited condensed financial statements that are not included in this prospectus. The unaudited condensed consolidated financial statements, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the six-month period ended June 30, 2009 are not necessarily indicative of results that may be expected for the fiscal year ended December 31, 2009 or any other future period.

From January 1, 2004 to June 30, 2009 we have acquired 15 businesses, which may affect the comparability of our financial statements.

						Six Months Ended
	Year Ended December 31,					June 30, 2009
	2004	2005	2006	2007	2008	2008	2009
	(In thousands, except for share and per share data)

Statement of income data:
Revenues:
Risk Assessment revenues	$403,616	$448,875	$472,634	$485,160	$504,391	$253,356	$262,873
Decision Analytics revenues	144,711	196,785	257,499	317,035	389,159	184,334	240,794

Revenues	548,327	645,660	730,133	802,195	893,550	437,690	503,667

Expenses:
Cost of revenues	263,332	294,911	331,804	357,191	386,897	190,678	220,501
Selling, general and administrative	81,020	88,723	100,124	107,576	131,239	59,028	72,225
Depreciation and amortization of fixed assets	19,569	22,024	28,007	31,745	35,317	16,424	18,913
Amortization of intangible assets	11,412	19,800	26,854	33,916	29,555	14,937	16,974

Total expenses	375,333	425,458	486,789	530,428	583,008	281,067	328,613

Operating income	172,994	220,202	243,344	271,767	310,542	156,623	175,054
Other income/(expense):
Investment income and realized gains/(losses) on securities, net	950	2,932	6,101	9,308	(327)	317	(273)
Interest expense	(5,241)	(10,465)	(16,668)	(22,928)	(31,316)	(14,173)	(16,677)

Total other expense, net	(4,291)	(7,533)	(10,567)	(13,620)	(31,643)	(13,856)	(16,950)
Income from continuing operations before income taxes	168,703	212,669	232,777	258,147	278,899	142,767	158,104
Provision for income taxes	(68,925)	(85,722)	(91,992)	(103,184)	(120,671)	(61,818)	(67,250)

Income from continuing operations	99,778	126,947	140,785	154,963	158,228	80,949	90,854
Loss from discontinued operations, net of tax(1)	(508)	(2,574)	(1,805)	(4,589)	—	—	—

Net income	$99,270	$124,373	$138,980	$150,374	$158,228	$80,949	$90,854

Basic income/(loss) per share(2):
Income from continuing operations	$20.12	$29.81	$34.08	$38.58	$43.26	$21.73	$26.20
Loss from discontinued operations	(0.10)	(0.61)	(0.44)	(1.14)	—	—	—

Net income per share	$20.02	$29.20	$33.64	$37.44	$43.26	$21.73	$26.20

Diluted income/(loss) per share(2):
Income from continuing operations	$19.28	$28.45	$32.72	$37.03	$41.59	$20.87	$25.21
Loss from discontinued operations	(0.10)	(0.58)	(0.42)	(1.10)	—	—	—

Net income per share	$19.18	$27.87	$32.30	$35.93	$41.59	$20.87	$25.21

						Six Months Ended
	Year Ended December 31,					June 30, 2009
	2004	2005	2006	2007	2008	2008	2009
	(In thousands, except for share and per share data)

Weighted average shares outstanding:
Basic	4,958,161	4,258,989	4,130,962	4,016,928	3,657,714	3,724,876	3,468,196

Diluted	5,174,281	4,462,109	4,302,867	4,185,151	3,804,634	3,877,906	3,604,086

Other data:
Purchases of fixed assets	$(17,516)	$(24,019)	$(25,742)	$(32,941)	$(30,652)	$(17,810)	$(16,195)
Net cash provided by operating activities	174,780	174,071	223,499	248,521	247,906	141,929	184,529
Net cash used in investing activities	(41,851)	(107,444)	(243,452)	(110,831)	(130,466)	(98,402)	(152,683)
Net cash (used in)/provided by financing activities	(114,280)	(90,954)	75,907	(212,591)	(107,376)	(16,759)	(19,157)

	As of December 31,					As of June 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$67,700	$42,822	$99,152	$24,049	$33,185	$50,835	$45,962
Total assets	386,496	466,244	739,282	830,041	928,877	867,128	1,009,335
Total debt(3)	206,152	276,964	448,698	438,330	669,754	642,182	689,066
Redeemable common stock(4)	722,532	901,089	1,125,933	1,171,188	749,539	1,006,287	842,117
Stockholders’ deficit	(740,478)	(940,843)	(1,123,977)	(1,203,348)	(1,009,823)	(1,186,569)	(1,028,489)

(1)	As of December 31, 2007, we discontinued operations of our claim consulting business located in New Hope, Pennsylvania and the United Kingdom. There was no impact of discontinued operations on the results of operations for the periods subsequent to December 31, 2007.

(2)	In conjunction with the initial public offering, the stock of Insurance Services Office, Inc. will convert to stock of Verisk Analytics, Inc., which plans to effect a stock split of its common stock. The numbers in the above table do not reflect this stock split. Giving effect to the approximately fifty-for-one stock split that will have occurred prior to the completion of this offering, pro forma basic and diluted income/(loss) per share from continuing operations and discontinued operations would have been as follows:

						Six Months Ended
	Year Ended December 31,					June 30,
Basic	2004	2005	2006	2007	2008	2008	2009

Income from continuing operations	$0.40	$0.60	$0.68	$0.77	$0.87	$0.43	$0.52
Loss from discontinued operations	—	(0.02)	(0.01)	(0.02)	—	—	—

Net Income per share	$0.40	$0.58	$0.67	$0.75	$0.87	$0.43	$0.52

Weighted average shares	247,908,050	212,949,450	206,548,100	200,846,400	182,885,700	186,243,800	173,409,800

Diluted
Income from continuing operations	$0.39	$0.57	$0.65	$0.74	$0.83	$0.42	$0.50
Loss from discontinued operations	—	(0.01)	(0.01)	(0.02)	—	—	—

Net Income per share	$0.39	$0.56	$0.64	$0.72	$0.83	$0.42	$0.50

Weighted average shares	258,714,050	223,105,450	215,143,350	209,257,550	190,231,700	193,895,300	180,204,300

(3)	Includes capital lease obligations.

(4)	Prior to this offering, we are required to record our Class A common stock and vested options at redemption value at each balance sheet date as the redemption of these securities is not solely within our control, due to our contractual obligations to redeem these shares. We classify this redemption value as redeemable common stock. Subsequent to this offering, we will no longer be obligated to redeem these shares and therefore we will not be required to record any redeemable common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus, as well as the discussion under “Selected Consolidated Financial Data.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

We enable risk-bearing businesses to better understand and manage their risks. We provide value to our customers by supplying proprietary data that, combined with our analytic methods, creates embedded decision support solutions. We are the largest aggregator and provider of data pertaining to U.S. property and casualty, or P&C, insurance risks. We offer solutions for detecting fraud in the U.S. P&C insurance, mortgage and healthcare industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance.

Our customers use our solutions to make better risk decisions with greater efficiency and discipline. We refer to these products and services as ‘solutions’ due to the integration among our products and the flexibility that enables our customers to purchase components or the comprehensive package of products. These solutions take various forms, including data, statistical models or tailored analytics, all designed to allow our clients to make more logical decisions. We believe our solutions for analyzing risk positively impact our customers’ revenues and help them better manage their costs.

We organize our business in two segments: Risk Assessment and Decision Analytics. Our Risk Assessment segment provides statistical, actuarial and underwriting data for the U.S. P&C insurance industry. Our Risk Assessment segment revenues represented approximately 56% and 52% of our revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Our Decision Analytics segment provides solutions our customers use to analyze the four processes of the Verisk Risk Analysis Framework: Prediction of Loss, Selection and Pricing of Risk, Detection and Prevention of Fraud, and Quantification of Loss. Our Decision Analytics segment revenues represented approximately 44% and 48% of our revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

Executive Summary

Key Business Characteristics

We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our solutions and the low capital intensity of our business.

Recurring Nature of Revenues.  We offer our solutions primarily through annual subscriptions or long-term agreements, which are generally pre-paid. For the year ended December 31, 2008 and the six months ended June 30, 2009, 76% and 72% of our revenues, respectively, were derived from subscriptions and long-term agreements for our solutions. Approximately 97% of our top 100 customers in 2008, as ranked by revenues, have been our customers for each of the last five years. The combination of our historically high renewal rates, which we believe are due to the embedded nature of our solutions and our subscription-based revenue model, results in predictable cash flows.

Scalable Solutions.  Our technology infrastructure and scalable solution platforms allow us to accommodate significant additional transaction volumes with limited incremental costs. This operating leverage enabled us to increase our EBITDA margins from 37.2% in 2004 to 42.0% in 2008.

Low Capital Intensity.  We have low capital needs that allow us to generate strong cash flow. In 2008, our operating income and capital expenditures, including non-cash purchases of fixed assets, as a percentage of revenue were 34.8% and 3.7%, respectively.

Key Performance Metrics

We believe our business’s ability to generate recurring revenue and positive cash flow is the key indicator of the successful execution of our business strategy. We use revenue growth and EBITDA margin as metrics to measure our performance.

Revenue growth.  We use year over year revenue growth as a key performance metric. We assess revenue growth based on our ability to generate increased revenue through increased sales to existing customers, sales of new or expanded solutions to existing customers, sales to new customers and strategic acquisitions of new businesses.

EBITDA margin.  We use EBITDA margin as a metric to assess segment performance and scalability of our business. We assess EBITDA margin based on our ability to increase revenues while controlling expense growth.

Revenues

We earn revenues through subscriptions, long-term agreements and on a transactional basis. Subscriptions for our solutions are generally paid in advance of rendering services either quarterly or in full upon commencement of the subscription period, which is usually for one year and are automatically renewed each year. As a result, the timing of our cash flows generally precedes our recognition of revenues and income and our cash flow from operations tends to be higher in the first quarter as we receive subscription payments. Examples of these arrangements include subscriptions that allow our customers to access our standardized coverage language or our actuarial services throughout the subscription period. In general, we experience minimal seasonality within the business. Our long-term agreements are generally for periods of three to seven years. We recognize revenue from subscriptions ratably over the term of the subscription and most long-term agreements are recognized ratably over the term of the agreement.

Certain of our solutions are also paid for by our customers on a transactional basis. For example, we have solutions that allow our customers to access fraud detection tools in the context of an individual mortgage application, obtain property-specific rating and underwriting information to price a policy on a commercial building, or compare a P&C insurance, medical or workers’ compensation claim with information in our databases. For the year ended December 31, 2008 and the six months ended June 30, 2009, 24% and 28% of our revenues, respectively, were derived from providing transactional solutions. We earn transactional revenues as our solutions are delivered or services performed. In general, transactions are billed monthly at the end of each month.

More than 82% and 84% of the revenues in our Risk Assessment segment for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively, were derived from subscriptions and long-term agreements for our solutions. Our customers in this segment include most of the P&C insurance providers in the United States, and we have retained approximately 99% of our P&C insurance customer base in each of the last five years. Within our Risk Assessment segment, much of our revenues are based on the data we receive from our customers. The costs for such revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, were $15.8 million and $9.7 million, respectively, and have increased as a percentage of revenue from 3.3% to 3.7% of our Risk Assessment segment revenues from December 31, 2006 to June 30, 2009. More than 68% and 59% of the revenues in our Decision Analytics segment, for the years ended December 31, 2008 and the six months ended June 30, 2009, respectively, were derived from subscriptions and long-term agreements for our solutions.

Principal Operating Costs and Expenses

Personnel expenses are the major component of both our cost of revenues and selling, general and administrative expenses. Personnel expenses include salaries, benefits, incentive compensation, equity compensation costs (described under “— Equity Compensation Costs” below), sales commissions, employment taxes, recruiting costs and outsourced temporary agency costs, which represented 63% and 65% of our total expenses for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

We allocate personnel expenses between two categories, cost of revenues and selling, general and administrative costs based on the actual costs associated with each employee. We categorize employees who maintain our solutions as cost of revenues, and all other personnel, including executive managers, sales people, marketing, business development, finance, legal, human resources and administrative services as selling, general and administrative expenses. A significant portion of our other operating costs, such as facilities and communications, are also either captured within cost of revenues or selling, general and administrative expense, based on the nature of the work being performed.

While we expect to grow our headcount over time to take advantage of our market opportunities, we believe that the economies of scale in our operating model will allow us to grow our personnel expenses at a lower rate than revenues. Historically, our EBITDA margin has improved because we have been able to increase revenues without a proportionate corresponding increase in expenses.

Cost of Revenues.  Our cost of revenues consists primarily of personnel expenses. Cost of revenues also includes the expenses associated with the acquisition and verification of data, the maintenance of our existing solutions and the development and enhancement of our next-generation solutions. Our cost of revenues excludes depreciation and amortization.

Selling, General and Administrative Expense.  Our selling, general and administrative expense also consists primarily of personnel costs. A portion of the other operating costs such as facilities, insurance and communications are also allocated to selling, general and administrative costs based on the nature of the work being performed by the employee.

EBITDA Margin

Our EBITDA margins for the years ended December 31, 2007 and December 31, 2008, were 42.1% and 42.0%, respectively. Historically, our EBITDA margin has improved because we have been able to increase revenues without a proportionate corresponding increase in expenses. Included within the decrease in our EBITDA margin for the year ended December 31, 2008 are costs of $6.5 million associated with the preparation of our initial public offering, representing a 0.7% negative impact on our EBITDA margin. Our EBITDA margins for the six months ended June 30, 2008 and June 30, 2009 were 42.9% and 41.9%, respectively. Included within the decrease of our EBITDA margin for the six months ended June 30, 2009 are increased pension costs of $9.1 million, representing a 1.8% negative impact on our EBITDA margin, due to the effect of the global economic downturn on our pension investments in 2008, as further discussed within “Critical Accounting Policies and Estimates, Pension and Postretirement” section.

Description of Acquisitions

As part of our growth strategy, we intend to continue to selectively acquire companies primarily to augment our Decision Analytics offerings. We have acquired 10 businesses from January 2006 to June 2009, nine of which are included in our Decision Analytics segment. Specifically, these companies provide fraud identification and detection, loss prediction and selection solutions to the healthcare market. Included in the above was Xactware, Inc., or Xactware, acquired in 2006, which provides loss quantification solutions for all phases of building repair and reconstruction. As a result of these acquisitions, our consolidated results of operations may not be comparable between periods.

In 2008, we acquired two entities for an aggregate cash purchase price of approximately $19.3 million and funded indemnity escrows totaling $1.5 million. One entity is subject to additional contingent payments ranging from $0 to a maximum of $4.5 million potentially payable in 2011 and 2012, based on achievement of certain predetermined financial results. In 2007, we acquired three companies for an aggregate cash purchase price of approximately $50.1 million and funded indemnity and contingent payment escrows of $3.3 million and $1.0 million, respectively. As of December 31, 2008, an entity acquired in 2007 achieved certain financial results, whereby an additional contingent payment of $15.2 million was paid in May 2009. In 2006, we acquired four companies for an aggregate cash purchase price of approximately $202.1 million, of which $188.0 million relates to Xactware, and funded indemnity and contingent payment escrows of $11.1 million and $3.5 million, respectively. Xactware achieved certain financial results, whereby additional contingent payments of $98.1 million and $62.9 million were paid in April 2008 and May 2009, respectively.

On January 14, 2009, we acquired D2Hawkeye or D2, a privately-owned provider of information and analytic solutions for the healthcare industry, for a net cash purchase price of $58.6 million of which

$7.0 million was used to fund the indemnity escrow. D2 is entitled to receive additional contingent consideration ranging from $0 to $65.7 million based on achievement of certain predetermined EBITDA targets for the fiscal year 2011 and potentially payable in 2012. We have recorded $2.8 million of contingent consideration from this range, which was estimated as of the acquisition date by using a weighted average probability of achieving the specific predetermined EBITDA targets. As of June 30, 2009, no change in the estimated contingent consideration was required. Subsequent changes in the estimated fair value of contingent consideration is recorded in the statement of operations.

As of June 30, 2009, our indemnity escrows totaled $21.2 million and are classified as current assets. A portion of the escrows and other potential acquisition contingent payments are linked to performance targets. When tied to continued employment, these contingent payments must be expensed as compensation. Compensation expense related to these acquisition contingent payments for the years ended December 31, 2006, 2007 and 2008 were $9.0 million, $3.6 million and $0.3 million respectively, and for the six months ended June 30, 2008 and 2009 were $0.3 million and $0, respectively.

On July 24, 2009, we acquired the net assets of TierMed Systems, LLC, or TierMed, a privately owned provider of Healthcare Effectiveness Data and Information Set, or HEDIS, software solutions to healthcare organizations that have HEDIS or quality-reporting needs, for a net cash purchase price of $7.6 million of which $0.4 million was used to fund the indemnity escrows. The preliminary allocation of the purchase price resulted in tangible assets of $0.4 million, and we are still evaluating the allocation of the purchase price related to intangible assets and goodwill. TierMed, located in Chanhassen, Minnesota, complements and is integrated within our Decision Analytics segment.

Equity Compensation Costs

We have a leveraged employee stock ownership plan, or ESOP, funded with intercompany debt that includes 401(k), ESOP and profit sharing components to provide employees with equity participation. We make quarterly cash contributions to the plan equal to the debt service requirements. As the debt is repaid, shares are released to the ESOP to fund 401(k) matching and profit sharing contributions and the remainder is allocated annually to active employees in proportion to their eligible compensation in relation to total participants’ eligible compensation.

We accrue compensation expense over the reporting period equal to the fair value of the shares to be released to the ESOP. Depending on the number of shares released to the plan during the quarter and the fluctuation in the fair value of the shares, a corresponding increase or decrease in compensation expense will occur. The amount of our equity compensation costs recognized for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009 are as follows:

				Six Months
				Ended
	Year Ended December 31,			June 30,
	2006	2007	2008	2008	2009
	(In thousands)

401(k) matching contribution expense:
Risk Assessment	$4,703	$4,914	$5,408	$2,660	$2,459
Decision Analytics	2,105	2,788	3,162	1,542	1,794

Total 401(k) matching contribution expense	6,808	7,702	8,570	4,202	4,253

Profit sharing contribution expense:
Risk Assessment	—	473	720	370	588
Decision Analytics	—	268	421	215	117

Total profit sharing contribution expense	—	741	1,141	585	705

ESOP allocation expense:
Risk Assessment	8,105	8,807	7,927	4,289	3,161
Decision Analytics	3,627	4,997	4,636	2,488	2,619

Total ESOP allocation expense	11,732	13,804	12,563	6,777	5,780

Total ESOP cost	$18,540	$22,247	$22,274	$11,564	$10,738

Prior to the completion of this offering, we intend to accelerate the allocation of a portion of the shares to the ESOP, which will result in a non-recurring non-cash charge of approximately $50.0 million, based on the mid-point of the range set forth on the cover page of this prospectus. As a result, subsequent to the offering, the non-cash ESOP allocation expense will be substantially reduced. Non-cash charges relating specifically to our 401(k) and profit sharing were $6.8 million, $8.4 million and $9.7 million for the years ended December 31, 2006, 2007 and 2008, respectively, and were $4.8 million and $5.0 million for the six months ended June 30, 2008 and 2009, respectively.

In addition, the portion of the ESOP allocation expense related to the appreciation of the value of the shares in the ESOP above the value of those shares when the ESOP was first established is not tax deductible. Therefore, we believe the accelerated allocation will result in a reduction of approximately 1.2% to our effective tax rate in years subsequent to the completion of our initial public offering.

On January 1, 2005, we adopted FAS No. 123(R), Share-Based Payment, or FAS No. 123(R), using a prospective approach, which required us to record compensation expense for all awards granted after the date of adoption. Therefore, since January 1, 2005 the expense associated with the number of options granted has increased every year. For example, for the year ended December 31, 2005, we expensed the option grants that vested in 2005, but for the year ended December 31, 2006, we expensed the portion of the 2005 and 2006 option grants that vested in 2006. Since our options generally have a four year vesting term, our expense for the year ending 2009 and subsequent periods will consist of the vested components of the prior four years of option grants. See “— Critical Accounting Policies and Estimates — Stock Based Compensation.”

Public Company Expenses

Beginning in 2008, our selling, general and administrative costs increased as we prepared for this initial public offering. These costs were $6.5 million and $0.8 million for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Following the offering, we will incur additional selling, general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, the cost of an investor relations function, costs related to Section 404 of the Sarbanes-Oxley Act of 2002 and increased director and officer insurance premiums.

Upon the completion of this offering, we expect to grant up to 3,750,000 shares (on a post-split basis) of our Class A common stock to our directors, officers and employees in the form of stock options, performance shares, performance unit awards, restricted shares or restricted stock awards. Assuming that all of the performance measures are met, we expect the related expense to be approximately $1.6 million, $6.2 million, $6.2 million, $5.8 million, and $3.4 million for 2009, 2010, 2011, 2012, and 2013, respectively. See “Management — Executive Compensation — Verisk Analytics, Inc. 2009 Equity Incentive Plan.”

Trends Affecting Our Business

A portion of our revenues is related to changes in historical insurance premiums, therefore, our revenues could be positively or negatively affected by growth or declines in premiums for the lines of insurance for which we perform services. The pricing of these solutions is based on an individual customer’s premiums in a prior period, so the pricing is fixed at the inception of each calendar year. The impact of insurance premiums has a more significant impact on the Risk Assessment segment than the Decision Analytics segment. Since 2005, premium growth in the P&C insurance industry has slowed and we expect little or no growth for most insurance lines during 2009. A significant portion of our revenues are from insurance companies. Although business and new sales from these companies have generally remained strong, the current economic environment could negatively impact buying demand for our solutions. In addition, since 2007, the softening of the automobile insurance market negatively impacted our auto premium leakage identification solutions. We do not expect this trend to have a material impact on our liquidity or capital resources.

A portion of our revenues in the Decision Analytics segment are tied to the volume of applications for new mortgages or refinancing of existing mortgages. Turmoil in the mortgage market since 2007 has adversely affected revenue in this segment of our business. This trend began to reverse in late 2008 spurred by lower mortgage interest rates. As a result of the rise in foreclosures and early pay defaults, we have seen and expect to see in the future an increase in revenues from our solutions that help our customers focus on improved underwriting quality of mortgage loans. These solutions help to ensure the application data is accurate and identify and rapidly settle bad loans, which may have been originated based upon fraudulent information.

Recent events within the United States economy have resulted in further tightening in credit availability, which has resulted in higher interest rates for corporate borrowers. Due to recent market events, our liquidity and our ability to obtain financing may be negatively impacted if one of our lenders under our revolving credit facilities or another financial institution fails to meet its funding obligations. Borrowings under our long-term debt facilities are at fixed interest rates. While we expect future borrowings will be at higher interest rates which will translate into higher interest expense in the future, we do not expect this to have a material impact on our business in the near-term. We have been able to adequately secure credit arrangements for the financing of our business and have recently entered into a $300 million committed syndicated revolving credit facility with Bank of America, N.A., as administrative agent, on July 2, 2009, which matures on July 2, 2012. Interest is payable on borrowings under this credit facility at variable rates of interest based on LIBOR plus 2.50%. We will continue to explore financing alternatives in order to fund future growth opportunities.

Results of Operations

Set forth below is our results of operations expressed as a percentage of revenues.

				Six Months
				Ended
	Year Ended December 31,			June 30,
	2006	2007	2008	2008	2009
Statement of income data:
Expenses:
Cost of revenues	45.4%	44.5%	43.3%	43.6%	43.8%
Selling, general and administrative	13.7%	13.4%	14.7%	13.5%	14.3%
Depreciation and amortization of fixed assets	3.8%	4.0%	4.0%	3.8%	3.8%
Amortization of intangible assets	3.7%	4.2%	3.3%	3.4%	3.4%

Total expenses	66.7%	66.1%	65.2%	64.2%	65.2%

Operating income	33.3%	33.9%	34.8%	35.8%	34.8%
Other income/(expense):
Interest and investment income/(loss)	0.8%	1.2%	(0.0)%	0.1%	(0.1)%
Interest expense	(2.3)%	(2.9)%	(3.5)%	(3.2)%	(3.3)%

Total other income/(expense)	(1.4)%	(1.7)%	(3.5)%	(3.2)%	(3.4)%
Income from continuing operations before income taxes	31.9%	32.2%	31.2%	32.6%	31.4%
Provision for income taxes	(12.6)%	(12.9)%	(13.5)%	(14.1)%	(13.4)%

Income from continuing operations	19.3%	19.3%	17.7%	18.5%	18.0%
Loss from discontinued operations, net of tax	(0.3)%	(0.6)%	0.0%	0.0%	0.0%

Net Income	19.0%	18.7%	17.7%	18.5%	18.0%

EBITDA	40.8%	42.1%	42.0%	42.9%	41.9%

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Consolidated Results of Operations

Revenues

Revenues were $503.7 million for the six months ended June 30, 2009 compared to $437.7 million for the six months ended June 30, 2008, an increase of $66.0 million or 15.1%. An acquisition in the fourth quarter of 2008 and an acquisition in the first quarter of 2009 accounted for an increase of $16.0 million in revenues for the six months ended June 30, 2009. Excluding these acquisitions, revenues increased $50.0 million, which included an increase in our Risk Assessment segment of $9.5 million and an increase in our Decision Analytics segment of $40.5 million.

Cost of Revenues

Cost of revenues was $220.5 million for the six months ended June 30, 2009 compared to $190.7 million for the six months ended June 30, 2008, an increase of $29.8 million or 15.6%. The increase was primarily due to costs related to the newly acquired companies of $9.3 million and an increase in salaries and employee benefits costs of $14.9 million, which include annual salary increases, medical costs and pension cost. Pension cost represents $7.3 million of the benefits increase due to the effect of the global economic downturn on our pension investments in 2008. See “Critical Accounting Policies and Estimates, Pension and Postretirement.” Other increases include data and consultant costs of $6.2 million primarily in our Decision Analytics segment, and office maintenance fees of $0.9 million. These increases were partially offset by a decrease in other expenses of $1.5 million, which included travel and insurance costs. As a percentage of revenue, cost of revenues increased to 43.8% for the six months ended June 30, 2009 from 43.6% for the six months ended June 30, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $72.2 million for the six months ended June 30, 2009 compared to $59.0 million for the six months ended June 30, 2008, an increase of $13.2 million or 22.4%. The increase was primarily due to an increased salaries and employee benefits costs of $7.2 million, which include annual salary increases, medical costs, commission costs of $1.5 million, and pension cost of $1.8 million across a relatively constant employee headcount. Other increases were costs attributable to the newly acquired companies of $5.2 million and other general expenses of $1.7 million. This increase was partially offset by a decrease in legal costs of $0.9 million. As a percentage of revenue, selling, general and administrative expenses increased to 14.3% for the six months ended June 30, 2009 from 13.5% for the six months ended June 30, 2008.

Depreciation and Amortization of Fixed Assets

Depreciation and amortization of fixed assets were $18.9 million for the six months ended June 30, 2009 compared to $16.4 million for the six months ended June 30, 2008, an increase of $2.5 million or 15.2%. Excluding the impact of an acquisition in the fourth quarter 2008 and an acquisition in the first quarter of 2009, depreciation increased $1.8 million or 11.0%. Depreciation and amortization of fixed assets includes depreciation of furniture and equipment, software, computer hardware, and related equipment. The majority of the increase relates to software and hardware costs to support data capacity expansion and revenue growth. As a percentage of revenue, depreciation and amortization of fixed assets was 3.8% for both six-month periods ended June 30, 2008 and 2009.

Amortization of Intangible Assets

Amortization of intangible assets was $17.0 million for the six months ended June 30, 2009 compared to $14.9 million for the six months ended June 30, 2008, an increase of $2.1 million or 13.6%. The increase was primarily related to the amortization of the intangible assets associated with two new acquisitions in fourth quarter 2008 and first quarter 2009. As a percentage of revenue, amortization of intangible assets was 3.4% for both six-month periods ended June 30, 2008 and 2009.

Investment Income and Realized Gains/(Losses) on Securities, Net

Investment income and realized losses on securities, net was a loss of $(0.3) million for the six months ended June 30, 2009 compared to a gain of $0.3 million for the six months ended June 30, 2008, a decrease of ($0.6) million. Investment income for the first six months ended June 30, 2009 includes $0.1 million of investment income, offset by $0.4 million of other than temporary impairment of securities. Investment income for the six months ended June 30, 2008, consisted of $1.6 million of investment income, offset by a $1.3 realized loss on sale of securities. The decrease in investment income was primarily the result of the termination of the shareholder loan program in 2008. As a percentage of revenue, investment income and realized losses on securities, net, was (0.1%) and 0.1% for the six months ended June 30, 2009 and 2008, respectively.

Interest Expense

Interest expense was $16.7 million for the six months ended June 30, 2009 compared to $14.2 million for the six months ended June 30, 2008, an increase of $2.5 million or 17.7%. This increase is primarily due to greater debt outstanding of $689.1 million at June 30, 2009 as compared to $642.2 million at June 30, 2008. As a percentage of revenue interest expense increased to 3.3% for the six months ended June 30, 2009 from 3.2% for the six months ended June 30, 2008.

Provision for Income Taxes

The provision for income taxes was $67.3 million for the six months ended June 30, 2009 compared to $61.8 million for the six months ended June 30, 2008, an increase of $5.5 million or 8.8%. The effective tax rate was 42.5% for the six months ended June 30, 2009 compared to 43.3% for the six months ended June 30, 2008. The 2009 rate is lower due to benefits associated with favorable state audit settlements in 2009 compared to 2008, as well as certain nondeductible losses incurred in the prior period for which tax benefits were not recognized. As a percentage of revenue, provision for income taxes decreased to 13.4% for the six months ended June 30, 2009 from 14.1% for the six months ended June 30, 2008.

EBITDA Margin

The EBITDA margin for our consolidated results was 41.9% for the six months ended June 30, 2009 compared to 42.9% for the six months ended June 30, 2008. Included within the decrease of our EBITDA margin for the six months ended June 30, 2009 are increased pension costs of $9.1 million, representing a 1.8% negative impact on our EBITDA margin.

Risk Assessment Results of Operations

Revenues

Revenues for our Risk Assessment segment were $262.9 million for the six months ended June 30, 2009 compared to $253.4 million for the six months ended June 30, 2008, an increase of $9.5 million or 3.8%. The increase in our industry-standard insurance programs primarily resulted from an increase in prices derived from continued enhancements to the content of our solutions and the addition of new customers. Our revenue by category for the periods presented is set forth below:

	Six Months Ended
	June 30,		Percentage
	2008	2009	Change
	(In thousands)

Industry standard insurance programs	$165,719	$172,193	3.9%
Property-specific rating and underwriting information	63,344	65,869	4.0%
Statistical agency and data services	13,820	14,135	2.3%
Actuarial services	10,473	10,676	1.9%

Cost of Revenues

Cost of revenues for our Risk Assessment segment was $104.5 million for the six months ended June 30, 2009 compared to $103.1 million for the six months ended June 30, 2008, an increase of $1.4 million or 1.3%. The increase was primarily due to an increase in salaries and employee benefits costs of $4.3 million, primarily related to pension cost of $6.2 million, resulting from the global economic downturn experienced in 2008 offset by a decrease in salaries due to a slight reduction in headcount. There was also an increase in office maintenance fees of $0.3 million. This increase was partially offset by a decrease in data and consultant costs of $1.2 million and in other operating expenses of $2.1 million, which include decreases in travel and insurance cost. As a percentage of Risk Assessment revenue, cost of revenues decreased to 39.7% for the six months ended June 30, 2009 from 40.7% for the six months ended June 30, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Risk Assessment segment were $37.2 million for the six months ended June 30, 2009 compared to $36.7 million for the six months ended June 30, 2008, an increase of $0.5 million or 1.3%. The increase was primarily due to an increase in salaries and employee benefit costs of $2.7 million, which include annual salary increases, medical costs, commissions of $0.4 million, and pension cost of $1.4 million, across a relatively constant employee headcount. There was also an increase in other operating expenses of $0.2 million. These increases were partially offset by lower legal costs of $2.4 million primarily due to higher initial public offering related costs incurred in the six months ended June 30, 2008. As a percentage of Risk Assessment revenue, selling, general and administrative expenses decreased to 14.2% for the six months ended June 30, 2009 from 14.5% for the six months ended June 30, 2008.

EBITDA Margin

The EBITDA margin for our Risk Assessment segment was 46.1% for the six months ended June 30, 2009 compared to 44.8% for the six months ended June 30, 2008. Included within our EBITDA margin for the six months ended June 30, 2009 are increased pension costs of $7.6 million, representing a 2.9% negative impact on our EBITDA margin.

Decision Analytics Results of Operations

Revenues

Revenues for our Decision Analytics segment were $240.8 million for the six months ended June 30, 2009 compared to $184.3 million for the six months ended June 30, 2008, an increase of $56.5 million or 30.6%. Late in 2008 and in the first quarter 2009, we acquired two companies. These acquisitions accounted for $16.0 million of additional revenues for the six months ended June 30, 2009, all of which relates to our loss prediction category. Excluding the impact of these acquisitions, revenue increased $40.5 million for the six months ended June 30, 2009. Our fraud identification and detection solutions revenue increased $27.6 million primarily in our fraud detection and forensic audit services for the home mortgage and mortgage insurance industries as well as in response to the increased scrutiny and refinancing within the mortgage industry. Our loss quantification solution revenues increased $8.2 million as a result of new customer contracts and volume increases associated with natural disasters experienced in the United States. Increased revenue in our loss prediction solutions primarily resulted from our acquisitions and increased penetration of our existing customers. Our revenue by category for the periods presented is set forth below:

	Six Months Ended
	June 30,		Percentage
	2008	2009	Change
	(In thousands)

Fraud identification and detection solutions	$102,858	$130,475	26.8%
Loss prediction solutions	46,260	66,896	44.6%
Loss quantification solutions	35,216	43,423	23.3%

Cost of Revenues

Cost of revenues for our Decision Analytics segment was $116.0 million for the six months ended June 30, 2009 compared to $87.5 million for the six months ended June 30, 2008, an increase of $28.5 million or 32.6%. The increase included $9.3 million in costs attributable to the newly acquired companies. Excluding the impact of these acquisitions, the cost of revenues increased $19.2 million, primarily due to an increase in salaries and employee benefits of $10.6 million, which includes annual salary increases, medical costs, equity compensation costs, and pension cost. This increase in salaries and benefits is related to a modest increase in employee headcount relative to the 26.8% revenue growth in our fraud identification and detection solutions and to an increase in pension cost of $1.1 million. Other increases include data and consultant costs of $7.4 million, office maintenance fees of $0.6 million, and an increase in other operating expenses of $0.6 million. As a percentage of Decision Analytics revenue, cost of revenues increased to 48.2% for the six months ended June 30, 2009 from 47.5% for the six months ended June 30, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $35.0 million for the six months ended June 30, 2009 compared to $22.3 million for the six months ended June 30, 2008, an increase of $12.7 million or 56.9%. The increase was due to costs attributable to the newly acquired companies of $5.2 million, an increase in salaries and employee benefits costs across a relatively constant employee headcount of

$4.5 million, which include annual salary increases, medical claims costs, commission of $1.1 million, and pension cost of $0.4 million. Other increases include an increase in legal costs of $1.5 million and other general expenses of $1.5 million. As a percentage of Decision Analytics revenue, selling, general and administrative expenses increased to 14.5% for the six months ended June 30, 2009 from 12.1% for the six months ended June 30, 2008.

EBITDA Margin

The EBITDA margin for our Decision Analytics segment was 37.3% for the six months ended June 30, 2009 compared to 40.4% for the six months ended June 30, 2008. Included within the decrease of our EBITDA margin for the six months ended June 30, 2009 were the increased pension costs of $1.5 million, representing a 0.6% negative impact on our EBITDA margin.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Consolidated Results of Operations

Revenues

Revenues were $893.6 million for the year ended December 31, 2008 compared to $802.2 million for the year ended December 31, 2007, an increase of $91.4 million or 11.4%. The acquisitions in the latter part of 2007 and the two acquisitions in 2008 accounted for an increase of $38.6 million in revenues for the year ended December 31, 2008. Excluding these acquisitions, revenues increased $52.8 million, which included an increase in our Risk Assessment segment of $19.2 million and an increase in our Decision Analytics segment of $33.6 million.

Cost of Revenues

Cost of revenues was $386.9 million for the year ended December 31, 2008 compared to $357.2 million for the year ended December 31, 2007, an increase of $29.7 million or 8.3%. The increase was primarily due to costs attributable to the newly acquired companies of $25.4 million and an increase in salaries and employee benefits costs of $1.1 million, which include annual salary increases, medical costs and long-term incentive plans across a relatively constant employee headcount. Other increases include office maintenance fees of $2.8 million, software and data costs of $3.4 million and other operating expenses of $0.8 million. These increases were partially offset by losses on disposal of assets that were $0.5 million less in the current period as compared to the year ended December 31, 2007. In addition, acquisition contingent payments, which are treated as compensation when tied to continuing employment, were $3.3 million less in the current period as compared to the year ended December 31, 2007 due to a decrease in the amount of potential acquisition contingent payments in 2008 compared to 2007. As a percentage of revenue, cost of revenues decreased to 43.3% for the year ended December 31, 2008 from 44.5% for the year ended December 31, 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $131.2 million for the year ended December 31, 2008 compared to $107.6 million for the year ended December 31, 2007, an increase of $23.6 million or 22.0%. The increase was primarily due to increased salaries and employee benefits costs of $13.5 million, which include annual salary increases, medical costs and long-term incentive plans across a relatively constant employee headcount, an increase in legal costs of $7.8 million, primarily resulting from the preparation for our initial public offering, costs attributable to the newly acquired companies of $0.9 million, and other general expenses of $2.5 million. This increase was partially offset by lower advertising and marketing costs of $1.1 million. As a percentage of revenues, selling, general and administrative expenses increased to 14.7% for the year ended December 31, 2008 from 13.4% for the year ended December 31, 2007.

Depreciation and Amortization of Fixed Assets

Depreciation and amortization of fixed assets were $35.3 million for the year ended December 31, 2008 compared to $31.7 million for the year ended December 31, 2007, an increase of $3.6 million or 11.3%. Depreciation and amortization of fixed assets includes depreciation of furniture and equipment, software, computer hardware, and related equipment. As a percentage of revenues, depreciation and amortization of fixed assets was 4.0% for both the years ended December 31, 2007 and 2008.

Amortization of Intangible Assets

Amortization of intangible assets was $29.6 million for the year ended December 31, 2008 compared to $33.9 million for the year ended December 31, 2007, a decrease of $4.3 million or 12.9%. The decrease is the result of certain intangible assets having been fully amortized in 2007, partially offset by the increased amortization of intangibles that resulted from our new acquisitions. We amortize intangible assets obtained through acquisitions over the periods that we expect to derive benefit from such assets. As a percentage of revenues, amortization of intangible assets decreased to 3.3% for the year ended December 31, 2008 from 4.2% for the year ended December 31, 2007.

Investment Income and Realized Gains/(Losses) on Securities, Net

Investment income and realized gains/(losses) on securities, net was $(0.3) million for the year ended December 31, 2008 compared to $9.3 million for the year ended December 31, 2007, a decrease of $9.6 million. Investment income and realized gains/(losses) on securities, net consists of interest income we receive from our cash and cash equivalents and stockholder loans, dividend income from our available-for-sale securities held with certain financial institutions as well as realized amounts associated with the sale of available-for-sale securities. The decrease primarily resulted from reduced interest income of $4.6 million coupled with the loss on sales of securities of $1.3 million and other than temporary impairment of securities of $1.2 million for the year ended December 31, 2008 as compared to a gain on our investment portfolio of $2.3 million for the period ended December 31, 2007. As a percentage of revenues, investment income and realized gains/(losses) on securities, net decreased to 0.0% for the year ended December 31, 2008 from 1.2% for the year ended December 31, 2007.

Interest Expense

Interest expense was $31.3 million for the year ended December 31, 2008 compared to $22.9 million for the year ended December 31, 2007, an increase of $8.4 million or 36.6%. This increase is primarily due to greater debt outstanding of $669.8 million at December 31, 2008 as compared to $438.3 million at December 31, 2007. As a percentage of revenue interest expense increased to 3.5% for the year ended December 31, 2008 from 2.9% for the year ended December 31, 2007.

Provision for Income Taxes

The provision for income taxes was $120.7 million for the year ended December 31, 2008 compared to $103.2 million for the year ended December 31, 2007, an increase of $17.5 million or 16.9%. The effective tax rate was 43.3% for the year ended December 31, 2008 compared to 40.0% for the year ended December 31, 2007. The 2008 rate is higher due to an increase in FIN 48 uncertain tax positions and certain initial public offering related costs that are not tax deductible. As a percentage of revenues, provision for income taxes increased to 13.5% for the year ended December 31, 2008 from 12.9% for the year ended December 31, 2007.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax was $4.6 million for the year ended December 31, 2007, resulting from costs of $2.9 million to support customer contracts in our claim consulting business that were terminated in 2007, and a goodwill impairment charge of $1.7 million. These costs were partially offset by a net tax benefit of $1.5 million. There was no loss from discontinued operations, net of tax in the year ended December 31, 2008. As a percentage of revenues, loss from discontinued operations, net of tax was 0.6% for the year ended December 31, 2007.

EBITDA Margin

The EBITDA margin for our consolidated results was 42.0% for the year ended December 31, 2008 compared to 42.1% for the year ended December 31, 2007. Included within the decrease in our EBITDA margin are costs of $6.5 million associated with the preparation for our initial public offering, representing a 0.7% negative impact in EBITDA margin.

Risk Assessment Results of Operations

Revenues

Revenues for our Risk Assessment segment were $504.4 million for the year ended December 31, 2008 compared to $485.2 million for the year ended December 31, 2007, an increase of $19.2 million or 4.0%. The increase was primarily due to an increase in the sales of our industry-standard insurance programs and actuarial services. The increase in our industry-standard insurance programs primarily resulted from an increase in prices derived from continued enhancements to the content of our solutions and the addition of new customers. These increases were partially offset by decreases within property-specific rating and underwriting information, particularly in rate making and policy administration solutions and sales of our auto premium leakage identification solutions, due to a softening in the auto insurance market. Our revenue by category for the periods presented is set forth below:

	Year Ended
	December 31,		Percentage
	2007	2008	Change
	(In thousands)

Industry standard insurance programs	$311,087	$329,858	6.0%
Property-specific rating and underwriting information	126,291	125,835	(0.4)%
Statistical agency and data services	27,282	27,451	0.6%
Actuarial services	20,500	21,247	3.6%

Cost of Revenues

Cost of revenues for our Risk Assessment segment was $199.9 million for the year ended December 31, 2008 compared to $204.2 million for the year ended December 31, 2007, a decrease of $4.3 million or 2.1%. The decrease was primarily due to a decrease in salaries and employee benefits costs of $3.2 million, due to a temporary reallocation of resources to selling, general and administrative projects, and a decrease in other operating expenses of $1.3 million. This reallocation of resources is temporary and does not impact the headcount. In addition, there was a loss on disposal of assets of $1.3 million in the year ended December 31, 2007. The decrease was partially offset by an increase in office maintenance fees of $1.1 million and an increase in software and data costs of $0.4 million. As a percentage of Risk Assessment revenues, cost of revenues decreased to 39.6% for the year ended December 31, 2008 from 42.1% for the year ended December 31, 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Risk Assessment segment were $81.8 million for the year ended December 31, 2008 compared to $68.2 million for the year ended December 31, 2007, an increase of $13.6 million or 20.0%. The increase was primarily due to an increase in salaries and employee benefit costs of $7.0 million, which include annual salary increases, medical costs and long-term incentive plans across a relatively constant employee headcount, an increase in legal fees of $4.9 million partially associated with the preparation for our initial public offering, and other general expenses of $2.0 million. The increase was partially offset by lower advertising and marketing costs of $0.3 million. As a percentage of Risk

Assessment revenues, selling, general and administrative expenses increased to 16.2% for the year ended December 31, 2008 from 14.1% for the year ended December 31, 2007.

EBITDA Margin

The EBITDA margin for our Risk Assessment segment was 44.2% for the year ended December 31, 2008 compared to 43.9% for the year ended December 31, 2007. The increase in EBITDA margin occurred despite the inclusion of costs totaling $5.8 million associated with the preparation for our initial public offering, representing a 1.1% negative impact in EBITDA margin.

Decision Analytics Results of Operations

Revenues

Revenues for our Decision Analytics segment were $389.2 million for the year ended December 31, 2008 compared to $317.0 million for the year ended December 31, 2007, an increase of $72.2 million or 22.7%. In 2007 and 2008, we acquired three companies and two companies, respectively. These acquisitions accounted for $3.9 million and $42.5 million of additional revenues for the years ended December 31, 2007 and 2008, respectively. The increase in revenue relating to the acquisitions was $38.6 million, of which $37.0 million relates to the fraud and detection solutions category and $1.6 million relates to the loss prediction category. Excluding the impact of these acquisitions, revenues increased $33.6 million for the year ended December 31, 2008. Our loss quantification revenues increased as a result of new customer contracts and volume increases associated with recent floods, hurricanes and wildfires experienced in the United States. Increased revenue in our loss prediction solutions resulted from sales to new customers as well as increased penetration of our existing customers. Excluding acquisitions, our fraud and detection solutions revenue increased $9.0 million due to an increase in subscription revenues resulting from enhancements to the content of our claim solutions, partially offset by a decrease of $4.8 million in revenues in our mortgage analytic solutions due to adverse market conditions in that industry. Our revenue by category for the periods presented is set forth below:

	Year Ended
	December 31,		Percentage
	2007	2008	Change
	(In thousands)

Fraud identification and detection solutions	$172,726	$213,994	23.9%
Loss prediction solutions	81,110	95,128	17.3%
Loss quantification solutions	63,199	80,037	26.6%

Cost of Revenues

Cost of revenues for our Decision Analytics segment was $187.0 million for the year ended December 31, 2008 compared to $153.0 million for the year ended December 31, 2007, an increase of $34.0 million or 22.2%. The increase included $25.4 million in costs attributable to the newly acquired companies. Excluding the impact of these acquisitions, the cost of revenues increased $8.6 million, primarily due to an increase in salaries and employee benefits of $4.3 million across a relatively constant employee headcount, which includes annual salary increases, medical costs and equity compensation costs, an increase in software and data costs of $3.0 million, an increase in other operating expenses of $2.9 million and an increase in office maintenance costs of $1.7 million. These increases were partially offset by lower acquisition contingent payments of $3.3 million associated with acquisitions recorded in the comparable prior period. As a percentage of Decision Analytics revenues, cost of revenues decreased to 48.1% for the year ended December 31, 2008 from 48.3% for the year ended December 31, 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $49.4 million for the year ended December 31, 2008 compared to $39.4 million for the year ended December 31, 2007, an increase of $10.0 million or

25.5%. The increase was due to an increase in salaries and employee benefits costs of $6.5 million, which include annual salary increases, medical costs and long-term incentive plans across a relatively constant employee headcount, an increase in legal costs of $2.9 million of which $0.8 million relates to initial public offering costs, costs attributable to the newly acquired companies of $0.9 million, and other general expenses of $0.5 million. This increase was partially offset by lower advertising and marketing costs of $0.8 million. As a percentage of Decision Analytics revenues, selling, general and administrative expenses increased to 12.7% for the year ended December 31, 2008 from 12.4% for the year ended December 31, 2007.

EBITDA Margin

The EBITDA margin for our Decision Analytics segment was 39.2% for the year ended December 31, 2008 compared to 39.3% for the year ended December 31, 2007. Included within the decrease in our EBITDA margin are costs of $0.7 million associated with the preparation for our initial public offering, representing a 0.2% negative impact in EBITDA margin.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated Results of Operations

Revenues

Revenues were $802.2 million for the year ended December 31, 2007 compared to $730.1 million for the year ended December 31, 2006, an increase of $72.1 million or 9.9%. This increase was primarily due to the inclusion of Xactware, which was acquired in August 2006, for the full year, as well as several other acquisitions made during the latter part of 2006 and during 2007. Xactware contributed $63.2 million in revenues for the year ended December 31, 2007 compared to $22.2 million for the year ended December 31, 2006 and revenues from other acquisitions increased $6.5 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. Excluding the impact of these acquisitions, revenues increased $24.6 million which was comprised of an increase of $12.5 million in our Risk Assessment segment and an increase of $12.0 million in our Decision Analytics segment.

Cost of Revenues

Cost of revenues was $357.2 million for the year ended December 31, 2007 compared to $331.8 million for the year ended December 31, 2006, an increase of $25.4 million or 7.7%. The increase was primarily due to $22.7 million in costs attributable to the inclusion of the full year results of our acquisitions in 2006 and the acquisitions in 2007. Excluding these acquisitions, our cost of revenues increased by $2.6 million partially due to an increase in salaries and benefits of $12.5 million resulting from growth in headcount and other operating expenses of $1.0 million. These increases were partially offset by a decrease in acquisition contingent payments tied to continuing employment of $8.7 million. As a percentage of revenues, cost of revenues decreased to 44.5% for the year ended December 31, 2007 from 45.4% for the year ended December 31, 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $107.6 million for the year ended December 31, 2007 compared to $100.1 million for the year ended December 31, 2006, an increase of $7.5 million or 7.4%. The increase was due to $4.2 million in costs attributable to the inclusion of the results of our acquisitions in 2006 and 2007. Excluding these acquisitions, our selling, general and administrative costs increased by $3.3 million primarily as a result of an increase in salaries and benefits of $2.4 million, an increase in equity compensation costs of $1.1 million and an increase in financial system upgrade costs of $0.7 million and $0.6 million of advertising costs. These increases were partially offset by a $1.8 million decrease in sales commission expense resulting from a change in commission rates in 2007. As a percentage of revenue, selling, general and administrative expenses decreased to 13.4% from 13.7%.

Depreciation and Amortization of Fixed Assets

Depreciation and amortization of fixed assets were $31.7 million for the year ended December 31, 2007 compared to $28.0 million for the year ended December 31, 2006, an increase of $3.7 million or 13.3%. This increase is primarily due to our continuing investment in developing new products and enhancements to existing products as well as the continued investment in our technology infrastructure to support and grow our revenues. As a percentage of revenue, depreciation and amortization of fixed assets increased to 4.0% from 3.8%.

Amortization of Intangible Assets

Amortization of intangibles assets was $33.9 million for the year ended December 31, 2007 compared to $26.9 million for the year ended December 31, 2006, an increase of $7.0 million or 26.3%. This increase is the result of having a full year of amortization in 2007 on the intangible assets related to the acquisition of Xactware in 2006, partially offset by the final amortization during 2007 of intangible assets related to other acquisitions.

Investment Income and Realized Gains (Losses) on Securities, Net

Investment income and realized gains (losses) on securities, net was $9.3 million for the year ended December 31, 2007 compared to $6.1 million for the year ended December 31, 2006, an increase of $3.2 million or 52.6%. This increase is primarily due to a $2.0 million gain on our investment portfolio as well as an increase of $1.0 million in interest income primarily earned on acquisition escrow deposits.

Interest Expense

Interest expense was $22.9 million for the year ended December 31, 2007 compared to $16.7 million for the year ended December 31, 2006, an increase of $6.2 million or 37.6%. This increase is primarily the result of an increase in the weighted average balance of debt outstanding as well as higher rates of interest on long-term borrowings.

Provision for Income Taxes

Provision for income taxes was $103.2 million for the year ended December 31, 2007 compared to $92.0 million for the year ended December 31, 2006, an increase of $11.2 million or 12.2%. The effective tax rate was 40.0% for the year ended December 31, 2007 compared to 39.5% for the year ended December 31, 2006, which included the favorable settlement of certain tax contingencies.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax was $4.6 million for the year ended December 31, 2007 compared to $1.8 million for the year ended December 31, 2006, an increase of $2.8 million or 154.2%, reflecting exit costs, net of tax, including $1.7 million in the impairment of goodwill, associated with the discontinuation of our claim consulting business.

Risk Assessment Results of Operations

Revenues

Revenues for our Risk Assessment segment were $485.2 million for the year ended December 31, 2007 compared to $472.6 million for the year ended December 31, 2006, an increase of $12.5 million or 2.7%. The increase was primarily due to an increase in the sales of our industry-standard insurance programs, which was partially offset by a decrease in the sales of our auto premium leakage identification solutions due to a softening in the auto insurance market. The increase in our industry-standard insurance programs primarily results from an increase in prices derived from continued enhancements to the content of our solutions and to a lesser extent, changes in our customer’s premium volumes. Increases from sales of additional lines of our services to existing customers are offset by lost revenue resulting from consolidation within the property and casualty insurance industry. Our revenue by category for the periods presented is set forth below:

	Year Ended
	December 31,		Percentage
	2006	2007	Change
	(In thousands)

Industry standard insurance programs	$303,957	$311,087	2.3%
Property-specific rating and underwriting information	123,627	126,291	2.2%
Statistical agency and data services	25,793	27,282	5.8%
Actuarial services	19,257	20,500	6.5%

Cost of Revenues

Cost of revenues for our Risk Assessment segment was $204.2 million for the year ended December 31, 2007 compared to $203.9 million for the year ended December 31, 2006, an increase of $0.3 million or 0.1%. The increase was primarily due to salary and benefit increases of $2.0 million and an increase in equity compensation costs of $2.3 million. These increases were offset by a decrease in outsourced temporary agency costs of $1.9 million, a decrease in software maintenance expenses of $1.2 million, and a decrease in acquisition contingent payments associated with acquisitions of $1.1 million. As a percentage of Risk Assessment revenues, cost of revenues decreased to 42.1% from 43.1%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Risk Assessment segment were $68.2 million for the year ended December 31, 2007 compared to $65.9 million for the year ended December 31, 2006, an increase of $2.3 million or 3.5%. The increase was primarily due to an increase in salary and benefits of $2.0 million, $0.6 million in costs to upgrade our financial systems and an increase in equity compensation costs of $0.9 million, partially offset by a decrease in commission expense of $1.4 million, resulting from a change in the commission plan in 2007. As a percentage of Risk Assessment revenues, selling, general and administrative expenses increased to 14.1% from 13.9%.

EBITDA Margin

The EBITDA margin for our Risk Assessment segment was 43.9% for the year ended December 31, 2007 compared to 42.9% for the year ended December 31, 2006.

Decision Analytics Results of Operations

Revenues

Revenues for our Decision Analytics segment were $317.0 million for the year ended December 31, 2007 compared to $257.5 million for the year ended December 31, 2006, an increase of $59.5 million or 23.1%. This increase reflects the inclusion of Xactware, our loss quantification solution, which was acquired in August 2006, for the full year, as well as several other acquisitions made during the latter part of 2006 and during 2007. Xactware contributed $63.2 million in revenues for the year ended December 31, 2007 compared to $22.2 million for the year ended December 31, 2006 and the other acquisitions contributed $6.5 million of additional 2007 revenue compared to the year ended December 31, 2006. Excluding the impact of these acquisitions, revenues increased $12.0 million primarily due to an increase in sales of our loss prediction solutions resulting from revenue from new customers as well as increased usage by our existing customers. Within our fraud identification and detection solutions, growth in our claims solutions and criminal record products were offset by decreased revenue of $10.6 million in our mortgage solutions due to adverse market conditions in that industry. Our revenue by category for the periods presented is set forth below:

	Year Ended
	December 31,		Percentage
	2006	2007	Change
	(In thousands)

Fraud identification and detection solutions	$168,189	$172,726	2.7%
Loss prediction solutions	67,129	81,110	20.8%
Loss quantification solutions	22,181	63,199	184.9%

Cost of Revenues

Cost of revenues for our Decision Analytics segment was $153.0 million for the year ended December 31, 2007 compared to $127.9 million for the year ended December 31, 2006, an increase of $25.1 million or 19.6%. The increase was primarily due to $22.7 million in costs attributable to the inclusion of the full year results of our acquisitions in 2006 and the acquisitions completed in 2007. Excluding these acquisitions, our cost of revenues increased by $2.4 million, partially due to salary and benefit increases of $5.9 million, an increase in equity compensation costs of $1.8 million, an increase in outsourced temporary agency fees of $2.8 million and an increase of $0.7 million in leased software, partially offset by a decrease in acquisition contingent payments tied to continuing employment of $7.6 million and $1.4 million on disposal of assets. As a percentage of Decision Analytics revenues, cost of revenues decreased to 48.3% from 49.7%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $39.4 million for our Decision Analytics segment for the year ended December 31, 2007 compared to $34.2 million for the year ended December 31, 2006, an increase of $5.2 million or 15.0%. The increase was primarily due to $4.2 million in costs attributable to the acquired businesses. Excluding these acquisitions, the increase in selling, general and administrative expenses was $1.0 million, primarily due to an increase of $0.4 million of salaries and benefits and $0.4 million in advertising costs. As a percentage of Decision Analytics revenues, selling, general and administrative expenses decreased to 12.4% from 13.3%.

EBITDA Margin

The EBITDA margin for our Decision Analytics segment was 39.3% for the year ended December 31, 2007 compared to 37.0% for the year ended December 31, 2006.

Quarterly Results of Operations

The following table sets forth our quarterly unaudited consolidated statement of operations data for each of the eight quarters in the period ended June 30, 2009. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Quarter Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2007		2008				2009
	(In thousands)

Statement of income data:
Revenues:
Risk Assessment revenues	$120,997	$119,607	$127,039	$126,317	$125,186	$125,849	$129,566	$133,307
Decision Analytics revenues	78,726	82,877	88,579	95,755	99,205	105,620	116,185	$124,609

Revenues	199,723	202,484	215,618	222,072	224,391	231,469	245,751	257,916
Expenses:
Cost of Revenues	85,343	95,346	93,310	97,368	98,307	97,912	107,523	112,978
Selling, general and administrative	26,989	24,987	28,674	30,354	32,265	39,946	33,320	38,905
Depreciation and amortization of fixed assets	7,799	8,448	7,907	8,517	9,054	9,839	9,195	9,718
Amortization of intangible assets	7,724	8,952	8,041	6,896	7,041	7,577	8,510	8,464

Total expenses	127,855	137,733	137,932	143,135	146,667	155,274	158,548	170,065

Operating income	71,868	64,751	77,686	78,937	77,724	76,195	87,203	87,851
Other income/(expense):
Investment income and realized gains/(losses) on securities, net	1,725	2,620	(458)	775	2	(646)	(355)	82
Interest expense	(5,578)	(5,876)	(6,326)	(7,847)	(8,393)	(8,750)	(8,154)	(8,523)

Total other expense, net	(3,853)	(3,256)	(6,784)	(7,072)	(8,391)	(9,396)	(8,509)	(8,441)

Income from continuing operations before income taxes	68,015	61,495	70,902	71,865	69,333	66,799	78,694	79,410
Provision for income taxes	(28,841)	(21,911)	(29,876)	(31,942)	(28,493)	(30,360)	(33,779)	(33,471)

Income from continuing operations	39,174	39,584	41,026	39,923	40,840	36,439	44,915	45,939
Loss from discontinued operations, net of tax	(2,020)	(1,267)	—	—	—	—	—	—

Net income	$37,154	$38,317	$41,026	$39,923	$40,840	$36,439	$44,915	$45,939

Other data:
EBITDA:
Risk Assessment EBITDA	$55,199	$52,762	$58,122	$55,378	$53,813	$55,393	$60,599	$60,598
Decision Analytics EBITDA	32,192	29,389	35,512	38,972	40,006	38,218	44,309	45,435

EBITDA	$87,391	$82,151	$93,634	$94,350	$93,819	$93,611	$104,908	$106,033

Liquidity and Capital Resources

As of December 31, 2008 and June 30, 2009, we had cash and cash equivalents and available-for sale securities of $38.3 million and $51.0 million, respectively. Subscriptions for our solutions are billed and generally paid in advance of rendering services either quarterly or in full upon commencement of the subscription period, which is usually for one year, and they are automatically renewed at the beginning of each calendar year. We have historically generated significant cash flows from operations. As a result of this factor, as well as the availability of funds under our committed credit facilities, we believe we will have sufficient cash to meet our working capital and capital expenditure needs, including acquisition contingent payments.

We have historically managed the business with a working capital deficit due to the fact that, as described above, we offer our solutions and services primarily through annual subscriptions or long-term contracts, which are generally prepaid quarterly or annually in advance of the services being rendered. When cash is received for prepayment of invoices, we record an asset (cash and cash equivalents) on our balance sheet with the offset recorded as a current liability (fees received in advance). This current liability is deferred revenue that does not require a direct cash outflow since our customers have prepaid and are obligated to purchase the services. In most businesses, growth in revenue typically leads to an increase in the accounts receivable balance causing a use of cash as a company grows. Unlike these businesses, our cash position is favorably affected by revenue growth, which results in a source of cash due to our customers prepaying for most of our services.

Our capital expenditures, which includes non-cash purchases of fixed assets, as a percentage of revenues for the years ended December 31, 2006, 2007 and 2008 were 3.5%, 4.1% and 3.7%, respectively, and for the six months ended June 30, 2008 and 2009 were 4.4% and 3.7%, respectively. We estimate our capital expenditures for the remainder of 2009 to be approximately $22 million, which primarily includes expenditures on our technology infrastructure and our continuing investments in developing and enhancing our solutions. Expenditures related to developing and enhancing our solutions are predominately related to internal use software and are capitalized in accordance with AICPA SOP No. 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use.” The amounts capitalized in accordance with FAS No. 86 “Software to be Sold, Leased or Otherwise Marketed,” are not significant to the financial statements.

To provide liquidity to our stockholders, we have also historically used our cash for repurchases of our common stock from our stockholders. For the years ended December 31, 2006, 2007 and 2008 we repurchased or redeemed $128.0 million, $204.8 million and $392.6 million, respectively, of our common stock and for the six months ended June 30, 2008 and 2009 we repurchased or redeemed $237.1 million and $38.3 million, respectively, of our common stock. A substantial portion of the share redemption included in the totals above were completed pursuant to the terms of the Insurance Service Office, Inc. 1996 Incentive Plan, which will automatically terminate upon consummation of this offering. Therefore, we do not expect to continue our historical practice of using cash for common stock repurchases to provide liquidity to our stockholders.

Financing and Financing Capacity

We had total debt, excluding capital lease and other obligations, of $440.0 million, $425.0 million and $659.0 million at December 31, 2006, 2007 and 2008, respectively, and $679.0 million at June 30, 2009. Approximately $525.0 million of this debt at June 30, 2009 was held under long-term loan facilities drawn to finance our stock repurchases and acquisitions and the remaining $154.0 million was held pursuant to our revolving credit facilities.

As of June 30, 2009, all of our long-term loan facilities are uncommitted facilities and our short-term loan facilities are primarily committed facilities. As noted below, effective July 2, 2009, our revolving credit facility is committed.

We have long-term loan facilities under uncommitted master shelf agreements with Prudential Capital Group (“Prudential”), New York Life and Aviva Investors North America (“Aviva”) with available capacity at June 30, 2009 in the amount of $115.0 million, $15.0 million and $20.0 million, respectively. We can borrow under the Prudential facility until February 28, 2010, under the New York Life facility until March 16, 2010, and under the Aviva facility until December 10, 2011. Our notes mature over the next seven years. Individual borrowings are made at a fixed rate of interest and interest is payable quarterly. The weighted average rate of interest with respect to our outstanding long-term borrowings was 5.50% and 5.80% for the six months ended June 30, 2008 and 2009, respectively, and 4.75%, 5.23% and 5.64% for the years ended December 31, 2006, 2007 and 2008, respectively.

We have financed and expect to finance our short-term working capital needs and acquisition contingent payments through cash from operations and borrowings from a combination of our long term shelf facilities and short-term committed facilities, which are made at variable rates of interest based on LIBOR plus 0.80% to 0.95%. We had $114.0 million and $154.0 million in short-term borrowings outstanding as of December 31, 2008 and June 30, 2009, respectively. We had additional capacity of $106.0 million in short-term committed credit facilities at June 30, 2009.

On January 30, 2009, we entered into a $30.0 million revolving credit facility with Wachovia Bank, N.A. that matures on September 30, 2009. This facility is committed and interest is payable at maturity at a rate to be determined at the time of borrowing. Upon maturity of this facility we may convert all of or a principal portion not less than $1.0 million of the aggregate principal balance of revolving credit loans then outstanding into a one-year term loan. We did not have any amount outstanding under this facility as of June 30, 2009.

On April 27, 2009, we issued a senior promissory note under an uncommitted master shelf agreement with Aviva Investors North America, Inc. in the aggregate principal amount of $30.0 million due April 27, 2013. Interest is payable quarterly at a fixed rate of 6.46%.

On June 15, 2009, we repaid our $100.0 million Prudential Series D senior notes. In order to pay the Prudential Series D senior notes, we issued senior promissory notes under the uncommitted master shelf agreement with Prudential Capital Group in the aggregate principal amount of $50.0 million due June 15, 2016 and borrowed $50.0 million from our revolving credit facility with Bank of America. Interest is payable quarterly at a fixed rate of 6.85% on the senior promissory notes.

The uncommitted master shelf agreements and short-term loan facilities contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another company. The uncommitted master shelf agreements also contain financial covenants that require us to maintain a fixed charge coverage of no less than 275% and a leverage ratio of no more than 300%. As of December 31, 2008, the Company was in violation of an affirmative covenant that requires the Company to notify each lender within 30 days of the time an entity meets the criteria of a material subsidiary. In February 2009, the Company obtained a waiver from each of the lenders and amended its uncommitted master shelf agreements and revolving credit facilities to have two of its 100% owned subsidiaries, Verisk Health, Inc. and Interthinx, Inc., fully and unconditionally and jointly and severally guarantee all of its obligations under the master shelf agreements and revolving credit facilities.

On July 2, 2009, we entered into a $300.0 million syndicated revolving credit facility with Bank of America, N.A., JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A. and Wells Fargo Bank, N.A. that matures on July 2, 2012. Bank of America, N.A. and Morgan Stanley Bank, N.A. are affiliates of the respective underwriters of this offering. On August 21, 2009, PNC Bank, N.A., Sovereign Bank, RBS Citizens, N.A. and SunTrust Bank joined the syndicated revolving credit facility increasing the availability to $420.0 million. This facility is committed with a one time fee of approximately $4.5 million and ongoing unused facility fee of 0.375%. Interest is payable at maturity at a rate to be determined at the time of borrowing. The syndicated revolving credit facility replaces our previous revolving credit facilities with Bank of America, JPMorganChase, Morgan Stanley Bank, and Wachovia Bank, N.A. The credit facility contains certain customary financial and other covenants that, among other things, impose certain restrictions on indebtedness, liens, investments, and capital expenditures. These covenants also place restrictions on mergers, asset sales, sale and leaseback transactions, dividends, payments between us and our subsidiaries and certain transactions with affiliates. The financial covenants require that at the end of any fiscal quarter, we have a consolidated interest coverage ratio of at least 3.0 to 1.0 and that during any period of four fiscal quarters we maintain a consolidated funded debt leverage ratio of below 3.0 to 1.0.

On July 2, 2009, we borrowed $154.0 million through the syndicated revolving credit facility to repay $115.0 million and $39.0 million owed to Bank of America and JPMorganChase, respectively, as of June 30, 2009. Interest is payable on this borrowing at a weighted average interest rate of 2.91%. Interest is payable on borrowings under this credit facility at variable rates of interest based on LIBOR plus 2.50%.

Cash Flow

The following table summarizes our cash flow data for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009.

				For the Six Months
	For the Years Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009
	(In thousands)

Net cash provided by operating activities	$223,499	$248,521	$247,906	$141,929	$184,529
Net cash used in investing activities	$(243,452)	$(110,831)	$(130,466)	$(98,402)	$(152,683)
Net cash provided by/(used in) financing activities	$75,907	$(212,591)	$(107,376)	$(16,759)	$(19,157)

Operating Activities

Net cash provided by operating activities increased to $184.5 million for the six months ended June 30, 2009 from $141.9 million for the six months ended June 30, 2008. The increase in net cash provided by operating activities was principally due to an increase in cash receipts of approximately $62.0 million and a decrease in salary and employee related payments of $10.2 million due to an additional pay-cycle that occurred during the six months ended June 30, 2008. Our payroll is processed on a bi-weekly basis thereby requiring an additional pay-cycle once every ten years. This increase was partially offset by an increase in operating expense payments of $14.8 million, an increase in tax payments of $5.3 million and an increase in interest payments of $3.9 million during the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Net cash provided by operating activities decreased to $247.9 million for the year ended December 31, 2008 from $248.5 million for the year ended December 31, 2007. The decrease in net cash provided by operating activities was principally due to an additional pay-cycle of $10.2 million that occurred in 2008. In addition, we had a $5.0 million minimum required funding to our pension plan and one-time payments associated with the preparation for our initial public offering. This decrease was mitigated by growth in net income of $7.9 million and decreased payments associated with acquisition related liabilities of $11.5 million. Net cash provided by operating activities increased to $248.5 million for the year ended December 31, 2007 from $223.5 million for the year ended December 31, 2006. The increase in net cash provided by operating activities from 2006 to 2007 of $25.0 million was principally due to growth in net income and improved accounts receivable collections, partially offset by reduced growth in our cash received in advance from our customers.

Investing Activities

Net cash used in investing activities was $152.7 million for the six months ended June 30, 2009 compared to $98.4 million for the six months ended June 30, 2008. The increase in net cash used in investing activities was principally due to the acquisition of D2Hawkeye for $51.6 million, and increased escrow funding associated with acquisitions of $3.7 million. In addition, net proceeds from sales and maturities of available-for-sale securities declined by $20.8 million during the six months ended June 30, 2009 compared to the six months ended June 30, 2008. These increases in net cash used in investing activities were offset by a $20.0 million decrease in payment of acquisition related liabilities during the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Net cash used in investing activities was $130.5 million for the year ended December 31, 2008 and $110.8 million for the year ended December 31, 2007. The increase in net cash used in investing activities was principally due to the payment of acquisition related liabilities of $98.1 million, resulting from achievement of post-acquisition performance targets, and the purchase of cost-method investments of $5.8 million. These increases are partially offset by decreases in purchases of available-for-sale securities of approximately $43.7 million, cash paid for acquisitions of $31.7 million and cash inflows related to the termination of the stockholder loan program of $3.9 million. Net cash used by investing activities was $110.8 million for the year ended December 31, 2007 and $243.5 million for the year ended December 31,

2006. The decrease in net cash used by investing activities from 2007 to 2006 was principally due to the acquisition of Xactware during August 2006.

Financing Activities

Net cash used in financing activities was $19.2 million for the six months ended June 30, 2009 and $16.8 million for the six months ended June 30, 2008. Net cash used in financing activities for the six months ended June 30, 2009 included $38.3 million for redemptions of common stock, an increase in total debt of $17.3 million and excess tax benefits from exercised stock options of $0.7 million. Net cash used in financing activities for the six months ended June 30, 2008 included $237.1 million for redemptions of common stock, an increase in total debt of $202.4 million and excess tax benefits from exercised stock options of $17.0 million.

Net cash used in financing activities was $107.4 million for the year ended December 31, 2008 and $212.6 million for the year ended December 31, 2007. The decrease in net cash used in financing activities was principally due to an increase in proceeds from the issuance of long-term debt and short-term debt of $65.0 million and $84.0 million, respectively, proceeds from the repayment of exercise price loans of $29.5 million and a decrease in the repayment of short-term debt of $100.7 million. These increases were partially offset by additional repurchases of common stock of $187.8 million compared to 2007. Net cash used in financing activities was $212.6 million for the year ended December 31, 2007 and net cash provided by financing activities was $75.9 million for the year ended December 31, 2006. The change in net cash provided by financing activities from 2007 to 2006 was principally due to the repurchases of common stock and the repayment of our short term debt.

Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2008, and the future periods in which such obligations are expected to be settled in cash:

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Contractual obligations
Long-term debt(1)	$675,637	$128,890	$175,279	$186,189	$185,279
Capital lease obligations	10,162	5,315	4,800	47	—
Operating leases	199,662	20,554	39,714	36,174	103,220
Earnout and contingent payment(2)	82,700	82,700	—	—	—
Pension and postretirement(3)	215,221	11,059	79,773	70,206	54,183
Other long-term liabilities(4)	12,914	377	1,106	433	10,998

Total(5)	$1,196,296	$248,895	$300,672	$293,049	$353,680

(1)	As of June 30, 2009, our long-term debt due in less than 1 year has decreased approximately $100 million primarily due to the repayment of $100.0 million Prudential Series D senior notes. Our debt due in 3-5 years and more than 5 years periods increased by approximately $39.0 million and $58.0 million, respectively, due to the issuance of $30.0 million Aviva Series A senior notes, and $50.0 million Prudential Series J senior notes, respectively.

(2)	As of June 30, 2009, we have settled all acquisition contingent payments.

(3)	Our funding policy is to contribute an amount at least equal to the minimum legal funding requirement.

(4)	Other long-term liabilities shown in the table above consists of our ESOP contributions and our employee-related deferred compensation plan. We also have a deferred compensation plan for our Board of

Directors; however, based on past performance and the uncertainty of the dollar amounts to be paid, if any, we have excluded such amounts from the above table.

(5)	Unrecognized tax benefits of approximately $31.7 million have been recorded as liabilities in accordance with FIN 48, which have been omitted from the table above, and we are uncertain as to if or when such amounts may be settled, with the exception of those amounts subject to a statute of limitation. Related to the unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $8.1 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Management considers the policies discussed below to be critical to understanding our financial statements because their application places the most significant demands on management’s judgment, and requires management to make estimates about the effect of matters that are inherently uncertain. Actual results may differ from those estimates.

Revenue Recognition

The Company’s revenues are primarily derived from sales of services and revenue is recognized as services are preformed and information is delivered to our customers. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees and/or price are fixed or determinable and collectability is reasonably assured. Revenues for subscription services are recognized ratably over the subscription term, usually one year. Revenues from transaction-based fees are recognized as information is delivered to customers, assuming all other revenue recognition criteria are met.

The Company also has term based software licenses where the only remaining undelivered element is post-contract customer support or PCS, including unspecified upgrade rights on a when and if available basis. The Company recognizes revenue for these licenses ratably over the duration of the license term. The Company also provides hosting or software solutions that provide continuous access to information and include PCS and recognizes revenue ratably over the duration of the license term. In addition, the determination of certain of our services revenues requires the use of estimates, principally related to transaction volumes in instances where these volumes are reported to us by our clients on a monthly basis in arrears. In these instances, we estimate transaction volumes based on average actual volumes reported by our customers in the past. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates of these services revenues reported to us by our customers and actual reported volumes in the past.

We invoice our customers in annual, quarterly, or monthly installments. Amounts billed and collected in advance are recorded as fees received in advance on the balance sheet and are recognized as the services are performed and revenue recognition criteria are met.

Stock-Based Compensation

On January 1, 2005, we adopted FAS No.  123(R) using a prospective approach, which required us to record compensation expense for all awards granted after the date of adoption. The following table illustrates the amount of compensation expense resulting from the implementation of FAS No.  123(R) using the prospective approach for the years ended December 31, 2006, 2007, 2008 and the six months ended June 30, 2008 and 2009.

				For the Six
	For the Year Ended			Months Ended
	December 31			June 30
	2006	2007	2008	2008	2009
	(In thousands)

2005 grants	$2,661	$2,424	$2,209	$1,158	$724
2006 grants	3,487	2,512	1,870	1,171	780
2007 grants	—	3,308	2,561	1,313	757
2008 grants	—	—	3,241	979	1,647
2009 grants	—	—	—	—	1,607

Total stock-based compensation	$6,148	$8,244	$9,881	$4,621	$5,515

According to FAS No. 123(R) we only use the prospective approach for the prior four years of grants, each of which has a four year vesting term, therefore our 2009 financial statements will reflect compensation expenses relating to grants primarily from 2006 to 2009.

The fair value of equity awards is measured on the date of grant using a Black-Scholes option-pricing model, which requires the use of several estimates, including expected term, expected risk-free interest rate, expected volatility and expected dividend yield.

Under FAS No. 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the awards granted, and is recognized as expense over the requisite service period. Option grants are expensed ratably over the four-year vesting period. We follow the substantive vesting period approach for awards granted after the adoption of FAS No. 123(R), which requires that stock-based compensation expense be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service.

We estimate expected forfeitures of equity awards at the date of grant and recognize compensation expense only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate.

The fair value of the common stock underlying the stock-based compensation is determined quarterly on or about the final day of the quarter. The valuation methodology is based on a variety of qualitative and quantitative factors including the nature of the business and history of the enterprise, the economic outlook in general, the condition of the specific industries in which we operate, the financial condition of the business, our ability to generate free cash flow, and goodwill or other intangible asset value.

The fair value of our common stock is determined using generally accepted valuation methodologies, including the use of the guideline company method. This determination of fair market value employs both a comparable company analysis, which examines the valuation multiples of public companies deemed comparable, in whole or in part, to us and a discounted cash flow analysis that determines a present value of the projected future cash flows of the business. The comparable companies are comprised of a combination of public companies in the financial services information and technology businesses. These methodologies have been consistently applied since 1997. We regularly assess the underlying assumptions used in the valuation methodologies, including the comparable companies to be used in the analysis, the future forecasts of revenue and earnings, and the impact of market conditions on factors such as the weighted average cost of capital. These assumptions are reviewed quarterly, with a more comprehensive evaluation performed annually. For the comparable company analysis, the share price and financial performance of these comparables are updated quarterly based on the most recent public information. Our stock price is also impacted by the number of shares outstanding. As the number of shares outstanding has declined over time, our share price has increased. The determination of the fair value of our common stock requires us to make judgments that are complex and inherently subjective. If different assumptions are used in future periods, stock-based compensation expense could be materially impacted in the future.

As of December 31, 2008, our share price declined as compared to the prior year. This decline was primarily due to the extreme downturn in equity markets adversely impacting the valuation multiples of our comparable companies. The effect of the market downturn was partially offset by our solid revenue growth and productivity improvements that resulted in enhanced earnings. As of June 30, 2009, our share price increased primarily due to our strong overall financial performance and the improvement in the equity markets.

Goodwill and Intangibles

Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have definite lives are amortized over their useful lives. Goodwill and intangible assets with indefinite lives are subject to impairment testing annually as of June 30, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable, using the guidance and criteria described in FAS No. 142, “Goodwill and Other Intangible Assets.” This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. For the year ended December 31, 2007, we recorded an impairment charge of $1.7 million included in loss from discontinued operations, net of tax in the consolidated statements of operations. During fiscal year 2008, we performed an impairment test as of June 30, 2008 and confirmed that no impairment charge was necessary. Due to several factors, including the current downturn in the equity markets and the resulting decline of our share price at December 31, 2008, and the anticipation of our public offering, we performed an additional impairment test as of December 31, 2008 and confirmed that goodwill was not impaired.

As of June 30, 2009, we had goodwill and net intangible assets of $606.8 million, which represents 60.1% of our total assets. We completed the required annual impairment test as of June 30, 2009, which resulted in no impairment of goodwill. There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, earnings and cash flows, useful lives and discount rates applied to such expected cash flows in order to estimate fair value. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose for determining the fair value of our reporting units. To mitigate undue influence, we set criteria and benchmarks that are reviewed and approved by various levels of management and reviewed by other independent parties. The determination of whether or not goodwill or indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions and estimates underlying the approach used to determine the value of our reporting units. Changes in our strategy or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets and goodwill.

Pension and Postretirement

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” FAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement benefit plans on their consolidated balance sheets and recognize as a component of other comprehensive income (loss), net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Additional minimum pension liabilities and related intangible assets are also derecognized upon adoption of the new standard. We adopted FAS No. 158 as of December 31, 2006.

Certain assumptions are used in the determination of our annual net period benefit cost and the disclosure of the funded status of these plans. The principal assumptions concern the discount rate used to measure the projected benefit obligation, the expected return on plan assets and the expected rate of future compensation increases. We revise these assumptions based on an annual evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits.

In determining the discount rate, we utilize quoted rates from long-term bond indices, and changes in long-term bond rates over the past year, cash flow models and other data sources we consider reasonable based upon the profile of the remaining service life of eligible employees. As part of our evaluation, we calculate the approximate average yields on securities that were selected to match our separate projected cash flows for both the pension and postretirement plans. Our separate benefit plan cash flows are input into actuarial models that include data for corporate bonds rated AA or better at the measurement date. The output from the actuarial models are assessed against the prior year’s discount rate and quoted rates for long-term bond indices. For our pension plan at December 31, 2008, we determined this rate to be 6.0%, a decrease of 0.25% from the 6.25% rate used at December 31, 2007. Our postretirement rate is consistent with our pension plan rate at December 31, 2008.

The expected return on plan assets is determined by taking into consideration our analysis of our actual historical investment returns to a broader long-term forecast adjusted based on our target investment allocation, and the current economic environment. Our investment guidelines target an investment portfolio allocation of 40% debt securities and 60% equity securities. As of December 31, 2008, the plan assets were allocated 46% debt, 51% equity securities, and 3% to other investments. We have used our target investment allocation to derive the expected return as we believe this allocation will be retained on an ongoing basis that will commensurate with the projected cash flows of the plan. The expected return for each investment category within our target investment allocation is developed using average historical rates of return for each targeted investment category, considering the projected cash flow of the pension plan. The difference between this expected return and the actual return on plan assets is generally deferred and recognized over subsequent periods through future net periodic benefit costs. During 2008, the market values of these investments declined in conjunction with the global economic downturn. Although the global economic downturn had a significant effect on the fair value of the plan assets at December 31, 2008, we believe that the use of the average historical rates of returns is consistent with the timing and amounts of expected contributions to the plans and benefit payments to plan participants. This decline in market value is the principal reason that net periodic benefit pension cost for the six months ended June 30, 2009 is $10.0 million as compared to $0.9 million for the six months ended June 30, 2008, an increase of $9.1 million. We expect this increase in net periodic benefit pension cost to continue in the remaining quarters of 2009 and also that we will have significantly greater funding obligations in 2010 and thereafter until the market recovers. We believe these considerations provide the basis for reasonable assumptions with respect to the expected long-term rate of return on plan assets.

The rate of compensation increase is based on our long-term plans for such increases. The measurement date used to determine the benefit obligation and plan assets is December 31. The future benefit payments for the postretirement plan are net of the federal Medical subsidy.

A one percent change in discount rate, future rate of return on plan assets and the rate of future compensation would have the following effects:

	1% Decrease		1% Increase
		Projected Benefit		Projected Benefit
	Benefit Cost	Obligation	Benefit Cost	Obligation
	(In thousands)

Discount rate	$256	$41,123	$375	$(34,712)
Expected return on asset	3,326	—	(3,326)	—
Rate of compensation	(321)	(2,217)	340	2,306

A one percent change in assumed healthcare cost trend rates would have the following effects:

	1% Decrease	1% Increase
	(In thousands)

Effect on total of service and interest cost components	$(63)	$59
Effect on the healthcare component of the accumulated postretirement benefit obligation	$(86)	$24

Income Taxes

In projecting future taxable income, we develop assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. The calculation of our tax liabilities also involves dealing with uncertainties in the application and evolution of complex tax laws and regulations in other jurisdictions.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. As a result of the implementation of FIN 48, we recognized an increase in the liability for unrecognized tax benefits of approximately $10.3 million, which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit.

We recognize tax liabilities in accordance with FIN 48 and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition. For any in-process acquisitions subject to FAS No. 141(R), we will expense all tax liabilities related to tax uncertainties.

As of December 31, 2008 we have federal and state income tax net operating loss carryforwards of $88.2 million, which will expire at various dates from 2009 through 2028. Such net operating loss carryforwards expire as follows:

2009 - 2016	$56.8 million
2017 - 2021	0.6 million
2022 - 2028	30.8 million

$88.2 million

The significant majority of the state net operating loss carryforwards were generated by a subsidiary that employs our internal staff as a result of favorable tax deductions from the exercise of employee stock options for the years ended December 31, 2005, 2006 and 2007. This subsidiary’s state net operating loss carryforwards will not be utilized unless the subsidiary is profitable prior to their respective expiration dates.

We estimate unrecognized tax positions of $2.8 million that may be recognized by June 30, 2010, due to expiration of statutes of limitations and resolution of audits with taxing authorities, net of additional uncertain tax positions.

Recent Accounting Pronouncements

For a discussion of additional recent accounting pronouncements, refer to note 2(p) to the audited consolidated financial statements and note 2 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. At June 30, 2009 we had borrowings outstanding under our revolving credit facilities of $154.0 million, which bear interest at variable rates based on LIBOR plus 0.80% to 0.95%. A change in interest rates on this variable rate debt impacts our pre-tax income and cash flows, but does not impact the fair value of the instruments. Based on our overall interest rate exposure at June 30, 2009, a one percent change in interest rates would result in a change in annual pretax interest expense of approximately $1.5 million based on our current level of borrowings.

BUSINESS

Company Overview

We enable risk-bearing businesses to better understand and manage their risks. We provide value to our customers by supplying proprietary data that, combined with our analytic methods, creates embedded decision support solutions. We are the largest aggregator and provider of detailed actuarial and underwriting data pertaining to U.S. property and casualty, or P&C, insurance risks. We offer solutions for detecting fraud in the U.S. P&C insurance, healthcare and mortgage industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance.

Our customers use our solutions to make better risk decisions with greater efficiency and discipline. We refer to these products and services as ‘solutions’ due to the integration among our services and the flexibility that enables our customers to purchase components or the comprehensive package. These ‘solutions’ take various forms, including data, statistical models or tailored analytics, all designed to allow our clients to make more logical decisions. We believe our solutions for analyzing risk positively impact our customers’ revenues and help them better manage their costs. In 2008, our U.S. customers included all of the top 100 P&C insurance providers, four of the 10 largest Blue Cross and Blue Shield plans, four of the six leading mortgage insurers, 14 of the top 20 mortgage lenders and the 10 largest global reinsurers. We believe that our commitment to our customers and the embedded nature of our solutions serve to strengthen and extend our relationships. For example, approximately 97% of our top 100 customers in 2008, as ranked by revenue, have been our customers for each of the last five years. Further, from 2004 to 2008, revenues generated from these top 100 customers grew at a compound annual growth rate, or CAGR, of 12%.

We help those businesses address what we believe are the four primary decision making processes essential for managing risk as set forth below in the Verisk Risk Analysis Framework:

The Verisk Risk Analysis Framework

These four processes correspond to various functional areas inside our customers’ operations:

•	our loss predictions are typically used by P&C insurance and healthcare actuaries, advanced analytics groups and loss control groups to help drive their own assessments of future losses;

•	our risk selection and pricing solutions are typically used by underwriters as they manage their books of business;

•	our fraud detection and prevention tools are used by P&C insurance, healthcare and mortgage underwriters to root out fraud prospectively and by claims departments to speed claims and find fraud retroactively; and

•	our tools to quantify loss are primarily used by claims departments, independent adjustors and contractors.

We add value by linking our solutions across these four key processes; for example, we use the same modeling methods to support the pricing of homeowner’s insurance policies and to quantify the actual losses when damage occurs to insured homes.

We offer our solutions and services primarily through annual subscriptions or long-term agreements, which are typically pre-paid and represented approximately 76% of our revenue in 2008. Our subscription-based revenue model, in combination with high renewal rates, results in large and predictable cash flows. For the year ended December 31, 2008 and the six months ended June 30, 2009, we had revenue of $894 million and $504 million, respectively, and net income of $158 million and $91 million, respectively. For the five year period ended December 31, 2008, our revenues and net income have grown at a CAGR of 13.0% and 12.4%, respectively.

We organize our business in two segments: Risk Assessment and Decision Analytics.

Risk Assessment:  We are the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. Our databases include cleansed and standardized records describing premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities. Our largest P&C insurance database, containing information on every transaction associated with a policy, from inception to information on losses, includes over 14 billion records, and, in each of the past three years, we updated the database with over 2 billion validated new records to improve the timeliness, quality and accuracy of our data and actuarial analysis. We use our data for example to create policy language and proprietary risk classifications that are industry-standard and to generate prospective loss cost estimates used to price insurance policies.

As an example of how customers use our Risk Assessment services, P&C insurers use our Specific Property Information suite, or SPI Plus, to underwrite and price commercial property risks. SPI Plus is built on a proprietary database of approximately 2.7 million buildings and more than 5.4 million individual businesses occupying those buildings. We maintain information about each building’s construction, occupancy, protective features (e.g., sprinkler systems) and exposure to hazards — collectively known as COPE data — all of which is critical to our customers’ decision making processes. SPI Plus provides detailed narratives regarding hazards of construction and occupancy and unique building-specific analytics that assess the adequacy of sprinkler systems, probable maximum loss due to fire and the overall hazard level in relation to similar buildings. SPI Plus also includes our assessments of municipal fire suppression capability and building code enforcement, and a building’s exposure to additional perils such as wind, crime and flood damage. In addition to underwriting and pricing decisions, our customers use this product for loss cost estimates and to encourage property owners to reduce hazards and employ protection features, such as automatic fire-detection, fire-suppression systems, portable fire extinguishers, standpipe systems and watchman services. Customers receive our data and analytics via the internet. Typically, our loss cost estimates will be automatically entered into an insurer’s policy administration system for rating of the insurance policy, while the COPE data and narrative about the building will be accessed as the underwriter determines whether or not to offer coverage for the building.

For the year ended December 31, 2008 and the six months ended June 30, 2009, our Risk Assessment segment produced revenue of $504 million and $263 million, representing 56% and 52% of our total revenue, respectively, and EBITDA of $223 million and $121 million, representing 59% and 57% of our total EBITDA, respectively. This segment’s revenue and EBITDA have a CAGR of 5.7% and 7.6%, respectively, for the five-year period ended December 31, 2008.

Decision Analytics:  We provide solutions in each of the four processes of the Verisk Risk Analysis Framework by combining algorithms and analytic methods, which incorporate our proprietary data. Other unique data sets include over 600 million P&C insurance claims, historical natural catastrophe data covering more than 50 countries, data from more than 13 million applications for mortgage loans and over 312 million U.S. criminal records. Customers integrate our solutions into their models, formulas or underwriting criteria to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. We are a leading developer of catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. We also develop solutions that allow customers to quantify costs after loss events occur. For example, in 2008 we provided repair cost estimates for more than 60% of the personal property claims paid in the United States based on total amount of claims paid according to A.M. Best. Our fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, healthcare and mortgage sectors.

As an example of how customers use our Decision Analytics products, our CLASIC/2 enterprise software system is used by insurance companies to determine potential losses, and the probability of such losses, for the insurance or reinsurance they provide in regions prone to natural catastrophes such as hurricanes, earthquakes, hailstorms and tornadoes. The catastrophe models underlying our software are based on the physical principles of meteorology, geology and other sciences, as well as the statistical analysis of historical time series of data on prior natural catastrophes. Our software consists of sophisticated stochastic simulation procedures for projecting the location and severity of future catastrophes and powerful computer models of how natural catastrophes behave and impact buildings and the man-made environment. Our software includes algorithms that translate estimated losses and insurance terms, such as coverages and deductibles, into output that guide underwriters as they select and price risks. Customers receive our software and host the application on their own servers, and link their own databases in order to run their risks through our models. An underwriter can enter the address and characteristics of a single prospective property in manual mode, or the underwriter can work in batch mode where the software reads a file with the addresses and characteristics of many prospective properties. The software returns a series of estimates of the total amount of loss likely in the next year including the amount and cost of damage due to each peril (e.g., earthquake, hurricane, hailstorms and tornadoes), the total expected loss from all perils combined, and the estimated average annual loss. Underwriters use our software to translate damage and loss estimates into a series of recommendations for structuring insurance policies including recommended levels of coverage, deductibles, policy limits and a host of other insurance terms. All of these terms are then fed into the insurers’ policy administration software to determine the premiums to be charged for insurance.

In addition to analyzing individual risks, insurance companies can use CLASIC/2’s reporting and visualization tools at the corporate level to assess the aggregate risk and geographic concentration of entire portfolios of risk to determine capital adequacy, to decide how much reinsurance to buy, and to assess the mix of business in their portfolio.

For the year ended December 31, 2008 and the six months ended June 30, 2009, our Decision Analytics segment produced revenue of $389 million and $241 million, representing 44% and 48% of our total revenue, respectively, and EBITDA of $153 million and $90 million, representing 41% and 43% of our total EBITDA, respectively. This segment’s revenue and EBITDA had a CAGR of 28.1% and 41.6%, respectively, for the five-year period ended December 31, 2008.

Our Market Opportunity

We believe there is a long-term trend for companies to set strategy and direct operations using data and analytics to guide their decisions, which has resulted in a large and rapidly growing market for professional and business information. According to a 2008 report from Veronis Suhler Stevenson, an industry consultant, spending on professional and business information services in the U.S. reached $46 billion in 2007 and is projected to grow at a CAGR of 9% through 2012. Another research firm, International Data Corporation, or IDC, in a report dated March 2008, estimates that the business analytics services market, which totaled $32 billion in 2007, will grow at a CAGR of 9% through 2012.

We believe that the consistent decline in the cost of computing power contributes to the trend towards greater use of data and analytics. As a result, larger data sets are assembled faster and at a lower cost per record while the complexity and accuracy of analytical applications and solutions have expanded. This trend has led to an increase in the use of analytic output, which can be generated and applied more quickly, resulting in more informed decision making. As computing power increases, cost decreases and accuracy improves, we believe customers will continue to apply and integrate data and analytic solutions more broadly.

Companies that engage in risk transactions, including P&C insurers, healthcare payors and mortgage lenders and insurers, are particularly motivated to use enhanced analytics because of several factors affecting risk markets:

•	the total value of exposures in risk transactions is increasing;

•	the number of participants in risk transactions is often large and the asymmetry of information among participants is often substantial; and

•	the failure to understand risk can lead to large and rapid declines in financial performance.

The total value of exposures in risk transactions is increasing

Across our target markets, the number and value of the assets managed in risk transactions exhibits long-term growth. For example:

•	U.S. property value exposed to hurricanes continues to increase dramatically due to population dynamics and increase of wealth among other factors, with the current trend predicting a doubling of losses every ten years. At this rate, a repeat of the 1926 Great Miami hurricane could result in $500 billion in economic damage as soon as the 2020’s according to Natural Hazards Review; and

•	U.S. health expenditures have grown at a CAGR of 7% between 1997 and 2007 and are expected to grow over 6% annually through 2018, according to data compiled by the U.S. Department of Health and Human Services; and

•	The total value of outstanding U.S. mortgage debt grew from $10.7 trillion at the end of 2004 to $14.6 trillion at December 31, 2008, a CAGR of over 8%.

The number of participants in risk transactions is often large and the asymmetry of information among participants is often substantial

Many risk transactions involve multiple participants who either structure the transaction or bear some of the risk. For example, in the P&C insurance industry, a single commercial building might be assessed, underwritten and insured by a combination of insurance agents and brokers, managing general agents, loss inspection consultants, underwriters, reinsurers, corporate risk managers and capital markets participants looking to securitize the risk of catastrophic loss. In the healthcare industry, insurers and third-party administrators strive to refine their understanding of transactions at the point at which care is delivered to the patient and to determine the legitimacy of claims filed by providers and insurers. Investors in mortgages are far removed from the mortgage brokers and lenders who originate the loans, the appraisers who assess the mortgaged properties, the servicers who manage the cash flows associated with the mortgages, and the packagers who assemble pools of loans to be securitized.

Due to the greater separation of counterparties and the potential asymmetry of data about underlying risks available to counterparties, the different participants in such transactions are in jeopardy of knowing less than their counterparties about the risk they bear. In the securitization and trading markets, this problem is exacerbated by the loss of information through the pooling of risks.

One outcome of asymmetric information is fraudulent transactions. The Coalition Against Insurance Fraud estimates that the cost of fraud in the U.S. P&C insurance industry is as high as $80 billion each year.

The U.S. government estimates fraudulent billings to U.S. healthcare programs, both public and private, to be between 3% to 10% of total annual healthcare expenditures, or between $71 billion and $238 billion in 2008.

Failure to understand risk can lead to large and rapid declines in performance

Any company that bears risk will find its profits predominantly tied directly to its ability to select risks. In the P&C insurance industry, the cost of goods sold is unknown to the insurer at the time the insurance policy is written. Therefore, efficient pricing of insurance policies depends on the ability to predict the potential losses and costs associated with underwriting each policy. There are a significant number of factors which correlate with the size of a potential loss, including weather, geographic location of risk, insured characteristics and prior claims costs. An insurance company differentiates itself by utilizing appropriate and reliable data and complex analytics to select the risks that will have the best risk-return profile. The importance of predicting loss in order to select and price risk, and the linkage of these analytics to profitability, is true for all companies participating in risk-bearing transactions.

The current U.S. mortgage crisis provides an example of how failure to understand risk can lead to a rapid loss of performance by companies that bear risk. As the housing sector and mortgage origination market expanded rapidly in the first half of this decade, the need for underwriting discipline and risk analysis was underestimated by mortgage brokers, lenders, investors and regulators. We believe the mortgage “bubble” that ended in 2007 masked the need to integrate analytics into the origination and securitization processes in order to manage exposures and profits. The rising level of mortgage default and fraud in 2007 and 2008, combined with severe contraction in the mortgage origination market, has forced 199 and 111 of the top originators into failure in 2007 and 2008, respectively, according to the Mortgage Daily. The Mortgage Bankers Association reports a drop from 5,000 mortgage bankers in 2007 to 3,500 mortgage bankers in 2008, based upon lenders that originated at least 100 loans each year. This in turn has heightened awareness among various participants in the market of the need to improve the quality of mortgage underwriting analysis, in part through more sophisticated use of data. This sophisticated use of data may extend beyond the acceptance or rejection of risk to include risk-based pricing in order to enhance financial performance in the face of a challenging market.

Our Competitive Strengths

We believe our competitive strengths include the following:

Our Solutions are Embedded In Our Customers’ Critical Decision Processes

Our customers use our solutions to make better risk decisions and to price risk appropriately. These solutions are embedded in our customers’ critical decision processes. In the U.S. P&C insurance industry, our solutions for prospective loss costs, policy language, rating/underwriting rules and regulatory filing services are the industry standard. Our decision analytics solutions facilitate the profitable underwriting of policies. In the U.S. healthcare and mortgage industries, our predictive models, loss estimation tools and fraud identification applications are the primary solutions that allow customers to understand their risk exposures and proactively manage them. Over the last three years, we have retained 98% of our customers across all of our businesses, which we believe reflects our customers’ recognition of the value they derive from our solutions.

Extensive and Differentiated Data Assets and Analytic Methods

We maintain what we believe are some of the largest, most accurate, and most complete databases in the markets we serve. Our unique, proprietary data assets allow us to provide our customers with a comprehensive set of risk analytics and decision support solutions. Our largest data sets are sourced from our customers and are not available from any other vendor. Much of the information we provide is not available from any other source and would be difficult and costly for another party to replicate. As a result, our accumulated experience and years of significant investment have given us a competitive advantage in serving our customers. By continuously adding records to our data sets we are able to refresh and to refine our data assets, risk models and other analytic methods.

Culture of Continuous Improvement

Our intellectual capital and focus on continuous improvement have allowed us to develop proprietary algorithms and solutions that assist our customers in making informed risk decisions. Our skilled workforce understands issues affecting our targeted markets and to develop analytic solutions tailored to these markets. Our team includes approximately 578 individuals with advanced degrees, certifications and professional designations in such fields as actuarial science, data management, mathematics, statistics, economics, soil mechanics, meteorology and various engineering disciplines. Leveraging the expertise of our people, we have been able to continuously improve our operations by constantly enhancing the timeliness, relevance and quality of our solutions. Over the last three years, we have retained over 95% of our most highly-rated employees. Over the last decade, we transitioned our compensation and benefit plans to be pay-for-performance-oriented, including incentive compensation plans and greater equity participation by employees. As of December 31, 2008 and June 30, 2009, our employees owned approximately 25% of the company.

Attractive Operating Model

We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our solutions and the low capital intensity of our business.

Recurring Nature of Revenues.  We offer our solutions and services primarily through annual subscriptions or long-term agreements, which are generally pre-paid and represented approximately 76% of our revenues in 2008. The combination of our historically high renewal rates, which we believe are due to the embedded nature of our solutions, and our subscription-based revenue model, results in predictable cash flows.

Scalable Solutions.  Our technology infrastructure and scalable solution platforms allow us to accommodate significant additional transaction volumes with limited incremental costs. This operating leverage enabled us to increase our EBITDA margins from 37.2% in 2004 to 42.0% in 2008.

Low Capital Intensity.  We have low capital needs that allow us to generate strong cash flow. In 2008, our operating income and capital expenditures as a percentage of revenue were 34.8% and 3.7%, respectively.

Our Growth Strategy

Over the past five fiscal years, we have grown our revenues at a CAGR of 13.0% through the successful execution of our business plan. These results reflect strong organic revenue growth, new product development and selected acquisitions. To build on our base revenue, we use our intellectual property and customer relationships to generate insight into where we may more effectively extract or apply data. We then innovate or adapt analytics that expand the range, utility and predictive capabilities of our solutions to grow our revenues profitably. We have made, and continue to make, investments in people, data sets, analytic solutions, technology, and complementary businesses.

To serve our customers and grow our business, we aggressively pursue the following strategies:

Increase Sales to Insurance Customers

We expect to expand the application of our solutions in insurance customers’ underwriting and claims processes. We encourage our customers to share more data with us to enhance the power of our analytics so that our customers can profit from improved risk management decisions. Building on our deep knowledge of, and embedded position in, the insurance industry, we expect to sell more solutions to existing customers tailored to specific lines of insurance. In addition, as our databases continue to grow, we believe the predictive capability of our algorithms will also improve, enhancing the value of our existing offerings and increasing demand for our solutions. By increasing the breadth and relevance of our offerings, we believe we can strengthen our relationships with customers and increase our value to their decision making in critical ways.

Develop New, Proprietary Data Sets and Predictive Analytics

We work with our customers to understand their evolving needs. We plan to create new solutions by enriching our mix of proprietary data sets, analytic solutions and effective decision support across the markets we serve. Our data sets produce analytics focused on emergent risks and evolving issues within both new and current customer segments. We constantly seek to add new data that can further leverage our analytic methods, technology platforms and intellectual capital. Current areas of focus in the U.S. include commercial loss histories, detailed policy level information, vehicle-generated data, loan-level mortgage data, pharmaceutical claims and healthcare claims data. We believe this strategy will spur revenue growth and improve profitability.

Leverage Our Intellectual Capital to Expand into Adjacent Markets and New Customer Sectors

Our organization is built on nearly four decades of intellectual property in risk management. We believe we can continue to profitably expand the use of our intellectual capital and apply our analytic methods in new markets, where significant opportunities for long-term growth exist. For example, we have leveraged our skills in predictive models for losses in the healthcare segment into providing predictive analytic solutions for workers’ compensation claims. In addition, we are leveraging our industry-leading solutions for detecting fraud in mortgage insurance to enhance the accuracy of our mortgage lending fraud platform. We also continue to pursue growth through targeted international expansion. We have already demonstrated the effectiveness of this strategy with our expansion into healthcare and non-insurance financial services. We believe there are numerous opportunities to repurpose our existing data assets and analytic capabilities to expand into new markets.

Pursue Strategic Acquisitions that Complement Our Leadership Positions

We will continue to expand our data and analytics capabilities across industries. While we expect this will occur primarily through organic growth, we have and will continue to acquire assets and businesses that strengthen our value proposition to customers. We primarily focus on smaller acquisitions of differentiated proprietary data that is complementary to our own, analytical applications or models that can leverage our proprietary data and businesses that address new risk markets. Our acquisitions have been, and will continue to be, primarily focused within our Decision Analytics segment. We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for shareholders. We have acquired 15 businesses in the past five years, which in the aggregate have increased their revenue with a weighted average CAGR of 31% over the same period.

Our History

We trace our history to 1971, when Insurance Services Office, Inc., or ISO, started operations as a not-for-profit advisory and rating organization providing services for the U.S. P&C insurance industry. ISO was formed as an association of insurance companies to gather statistical data and other information from insurers and report to regulators, as required by law. ISO’s original functions also included developing programs to help insurers define and manage insurance products and providing information to help insurers determine their own independent premium rates. Insurers used and continue to use our offerings primarily in their product development, underwriting and rating functions. Today, those businesses form the core of our Risk Assessment segment.

Over the past decade, we have transformed our business beyond its original functions by deepening and broadening our data assets, developing a set of integrated risk management solutions and services and addressing new markets through our Decision Analytics segment.

Our expansion into analytics began when we acquired the American Insurance Services Group and certain operations and assets of the National Insurance Crime Bureau in 1997 and 1998, respectively. Those organizations brought to the company large databases of insurance claims, as well as expertise in detecting and preventing claims fraud. To further expand our Decision Analytics segment, we acquired AIR Worldwide in 2002, the technological leader in catastrophe modeling. In 2004, we entered the healthcare space by acquiring several businesses that now offer web-based analytical and reporting systems for health insurers, provider organizations and self-insured employers. In 2005 we entered the mortgage lending sector, acquiring the first of several businesses that now provide automated fraud detection, compliance and decision support solutions for the U.S. mortgage industry. In 2006, to bolster our position in the claims field we acquired Xactware, a leading supplier of estimating software for professionals involved in building repair and reconstruction.

These acquisitions have added scale, geographic reach, highly skilled workforces, and a wide array of new capabilities to our Decision Analytics segment. They have helped to make us a leading provider of information and decision analytics for customers involved in the business of risk in the U.S. and selectively around the world.

Our senior management operating team, which includes our chief executive officer, chief financial officer, chief operating officer, general counsel and the three senior officers who lead our largest business units, have been with us for an average of almost twenty years. This team has led our transformation to a successful for-profit entity, focused on growth with our U.S. P&C insurer customers and expansion into a variety of new markets.

Services

Risk Assessment Segment

Our Risk Assessment segment serves our P&C insurance customers and focuses on the first two decision making processes in our Risk Analysis Framework: prediction of loss and selection and pricing of risk. Within this segment, we also provide solutions to help our insurance customers comply with their reporting requirements in each U.S. state in which they operate. Our customers include most of the P&C insurance providers in the United States and we have retained approximately 99% of our P&C insurance customer base within the Risk Assessment segment in each of the last five years.

For the year ended December 31, 2008 and the six months ended June 30, 2009, our Risk Assessment segment produced revenues of $504 million and $263 million, representing 56% and 52% of our total revenues, respectively, and EBITDA of $223 million and $121 million, representing 59% and 57% of our total EBITDA, respectively. This segment’s revenues and EBITDA have a CAGR of 5.7% and 7.6%, respectively, for the five-year period ended December 31, 2008.

Statistical Agent and Data Services

The P&C insurance industry is heavily regulated in the United States. P&C insurers are required to collect statistical data about their premiums and losses and to report that data to regulators in every state in which they operate. Our statistical agent services have enabled P&C insurers to meet these regulatory requirements for over 30 years. We aggregate the data and, as a licensed “statistical agent” in all 50 states, Puerto Rico and the District of Columbia, we report these statistics to insurance regulators. We are able to capture significant economies of scale given the level of penetration of this service within the U.S. P&C insurance industry.

To provide our customers and the regulators the information they require, we maintain one of the largest private databases in the world. Over the past four decades, we have developed core expertise in acquiring, processing, managing and operating large and comprehensive databases that are the foundation of our Risk Assessment segment. We use our proprietary technology to assemble, organize and update vast amounts of detailed information submitted by our customers. We supplement this data with publicly available information.

Each year, P&C insurers send us approximately 2.5 billion detailed individual records of insurance transactions, such as insurance premiums collected or losses incurred. We maintain a database of over 14 billion statistical records, including approximately 5 billion commercial lines records and approximately 9 billion personal lines records. We collect unit-transaction detail of each premium and loss record, which enhances the validity, reliability and accuracy of our data sets and our actuarial analyses. Our proprietary quality process includes almost 2,500 separate checks to ensure that data meet our high standards of quality.

Actuarial Services

We provide actuarial services to help our customers price their risks as they underwrite. We project future losses and loss expenses utilizing a broad set of data. These projections tend to be more reliable than if our customers used solely their own data. We provide loss costs by coverage, class, territory, and many other categories. Our customers can use our estimates of future loss costs in making independent decisions about the prices charged for their policies. For most P&C insurers, in most lines of business, we believe our loss costs are an essential input to rating decisions. We make a number of actuarial adjustments, including loss development and loss adjustment expenses before the data is used to estimate future loss costs. Our actuarial services are also used to create the analytics underlying our industry-standard insurance programs described below.

Our employees include over 200 actuarial professionals, including 41 Fellows and 24 Associates of the Casualty Actuarial Society, as well as 154 Chartered Property Casualty Underwriters, 12 Certified and 23 Associate Insurance Data Managers, 178 members of the Insurance Data Management Association and 145 professionals with advanced degrees, including PhDs in mathematics and statistical modeling who review both the data and the models.

Using our large database of premium and loss data, our actuaries are able to perform sophisticated analyses using our predictive models and analytic methods to help our P&C insurance customers with pricing, loss reserving, and marketing. We distribute a number of actuarial products and offer flexible services to meet our customers’ needs. In addition, our actuarial consultants provide customized services for our clients that include assisting them with the development of independent insurance programs, analysis of their own underwriting experience, development of classification systems and rating plans and a wide variety of other business decisions. We also supply information to a wide variety of customers in other markets including reinsurance, government agencies and real estate.

Industry-Standard Insurance Programs

We are the recognized leader in the United States for industry-standard insurance programs that help P&C insurers define coverages and issue policies. Our policy language, prospective loss cost information and policy writing rules can serve as integrated turnkey insurance programs for our customers. Insurance companies need to ensure that their policy language, rules, and rates comply with all applicable legal and regulatory requirements. Insurers must also make sure their policies remain competitive by promptly changing coverages in response to changes in statutes or case law. To meet their needs, we process and interface with state regulators on average over 4,000 filings each year, ensuring smooth implementation of our rules and forms. When insurers choose to develop their own alternative programs, our industry-standard insurance programs also help regulators make sure that such insurers’ policies meet basic coverage requirements.

Standardized coverage language, which has been tested in litigation and tailored to reflect judicial interpretation, helps to ensure consistent treatment of claimants. As a result, our industry-standard language also simplifies claim settlements and can reduce the occurrence of costly litigation, because our language causes the meaning of coverage terminology to become established and known. Our policy language includes standard coverage language, endorsements and policy writing support language that assist our customers in understanding the risks they assume and the coverages they are offering. With these policy programs, insurers also benefit from economies of scale. We have over 200 specialized lawyers and insurance experts reviewing changes in each state’s insurance rules and regulations, including on average over 11,000 legislative bills, 750 regulatory actions and 2,000 court cases per year, to make any required changes to our policy language and rating information.

To cover the wide variety of risks in the marketplace, we offer a broad range of policy programs. For example, in the homeowner’s line of insurance, we maintain policy language and rules for six basic coverages, 172 national endorsements, and 469 state-specific endorsements. Overall, we provide policy language, prospective loss costs, policy writing rules and a variety of other solutions for 24 lines of insurance.

Property-Specific Rating and Underwriting Information

We gather information on individual properties and communities so that insurers can use our information to evaluate and price personal and commercial property insurance, as well as commercial liability insurance. Our property-specific rating and underwriting information allow our customers to understand, quantify, underwrite, mitigate and avoid potential loss for residential and commercial properties. Our database contains loss costs and other vital information on approximately 2.7 million commercial buildings in the United States and also holds information on approximately 4.5 million individual businesses occupying those buildings. We have a staff of more than 600 field representatives strategically located around the United States who observe and report on conditions at commercial and residential properties, evaluate community fire-protection capabilities and assess the effectiveness of municipal building-code enforcement. Each year, our field staff visits over 350,000 commercial properties to collect information on new buildings and verify building attributes.

We also provide proprietary analytic measures of the ability of individual communities to mitigate losses from important perils. Nearly every property insurer in the United States uses our evaluations of community firefighting capabilities to help determine premiums for fire insurance throughout the country. We provide field-verified and validated data on the fire protection services for more than 46,000 fire response jurisdictions. We also offer services to evaluate the effectiveness of community enforcement of building codes and the efforts of communities to mitigate damage from flooding. Further, we provide information on the insurance rating territories, premium taxes, crime risk and hazards of windstorm, earthquake, wildfire and other perils. To supplement our data on specific commercial properties and individual communities, we have assembled, from a variety of internal and third-party sources, information on hazards related to geographic locations representing every postal address in the United States. Insurers use this information not only for policy quoting but also for analyzing risk concentration in geographical areas.

Decision Analytics Segment

In the Decision Analytics segment, we support all four phases of our Risk Analysis Framework. We develop predictive models to forecast scenarios and produce both standard and customized analytics that help our customers better predict loss; select and price risk; detect fraud before and after a loss event; and quantify losses.

As we develop our models to quantify loss and detect fraud, we improve our ability to predict the loss and prevent the fraud from happening. We believe this provides us with a significant competitive advantage over firms that do not offer solutions which operate both before and after loss events.

For the year ended December 31, 2008 and the six months ended June 30, 2009, our Decision Analytics segment produced revenues of $389 million and $241 million, representing 44% and 48% of our total revenues, respectively, and EBITDA of $153 million and $90 million, representing 41% and 43% of our total EBITDA, respectively. This segment’s revenues and EBITDA have a CAGR of 28.1% and 41.6%, respectively, for the five-year period ended December 31, 2008.

Fraud Detection and Prevention

P&C Insurance

We are a leading provider of fraud-detection tools for the P&C insurance industry. Our fraud solutions improve our customers’ profitability by both predicting the likelihood that fraud is occurring and detecting suspicious activity after it has occurred. When a claim is submitted, our system searches our database and returns information about other claims filed by the same individuals or businesses (either as claimants or insurers) that help our customers determine if fraud has occurred. The system searches for matches in identifying information fields, such as name, address, Social Security number, vehicle identification number, driver’s license number, tax identification number, or other parties to the loss. Our system also includes advanced name and address searching to perform intelligent searches and improve the overall quality of the matches. Information from match reports speeds payment of meritorious claims while providing a defense against fraud and can lead to denial of a claim, negotiation of a reduced award, or further investigation by the insurer or law enforcement.

We have a comprehensive system used by claims adjusters and investigations professionals to process claims and fight fraud. Claims databases are one of the key tools in the fight against insurance fraud. The benefits of a single all-claims database include improved efficiency in reporting data and searching for information, enhanced capabilities for detecting suspicious claims, and superior information for investigating fraudulent claims, suspicious individuals and possible fraud rings. Our database contains information on more than 600 million claims and is the world’s largest database of claims information. Insurers and other participants submit new claim reports, more than 238,000 a day on average, across all categories of the U.S. P&C insurance industry.

We also provide a service allowing insurers to report thefts of automobiles and property, improving the chances of recovering those items; a service that helps owners and insurers recover stolen heavy construction and agricultural equipment; an expert scoring system that helps distinguish between suspicious and meritorious claims; and products that use link-analysis technology to help visualize and fight insurance fraud.

We have begun to expand our fraud solutions to overseas markets. We built and launched a system in Israel in 2006 that provides claims fraud detection, claims investigation support and some underwriting services to all Israeli insurers.

Mortgage

We are a leading provider of automated fraud detection, compliance and decision-support tools for the mortgage industry. Utilizing our own loan level application database combined with actual mortgage loan performance data, we have established a risk scoring system which increases our customers’ ability to detect fraud. We provide solutions that detect fraud through each step of the mortgage lifecycle and provide regulatory compliance solutions that perform instant compliance reviews of each mortgage application. Our fraud solutions can improve our customers’ profitability by predicting the likelihood that a customer account is experiencing fraud. Our solution analyzes customer transactions in real time and generates recommendations for immediate action which are critical to stopping fraud and abuse. These applications can also detect some organized fraud schemes that are too complex and well-hidden to be identified by other methods.

Effective fraud detection relies on pattern identification, which in turn requires us to identify, isolate and track mortgage applications through time. Histories of multiple loans, both valid and fraudulent, are required to compare a submitted loan both to actual data and heuristic analyses. For this reason, unless fraud detection solutions are fueled by comprehensive data, their practicality is limited. Our proprietary database contains more than 13 million current and historical loan applications collected over the past three years. This database contains data from loan applications as well as supplementary third-party data.

Our technology employs sophisticated models to identify patterns in the data. Our solution provides a score which predicts whether the information provided by a mortgage applicant is correct. Working with data obtained through our partnership with a credit bureau, we have demonstrated a strong correlation between fraudulent information in the application and the likelihood of both foreclosure and early payment default on loans. We believe our solution is based upon a more comprehensive set of loan level information than any other provider in the mortgage industry.

We also provide forensic audit services for the mortgage origination and mortgage insurance industries. Our predictive screening tools predict which defaulted loans are the most likely candidates for full audits for the purpose of detecting fraud. We then generate detailed audit reports on defaulted mortgage loans. Those reports serve as a key component of the loss mitigation strategies of mortgage loan insurers. The recent turmoil in the mortgage industry has created a period of unprecedented opportunity for growth in demand for our services, as we believe most mortgage insurers do not have the in-house capacity to respond to, and properly review, all of their defaulted loans for evidence of fraud.

Healthcare

We offer solutions that help healthcare claims payors detect fraud, abuse and overpayment. Our approach combines computer-based modeling and profiling of claims with analysis performed by clinical experts. We run our customers’ claims through our proprietary analytic system to identify potential fraud, abuse and overpayment, and then a registered nurse, physician, or other clinical specialist skilled in coding and reimbursement decisions reviews all suspect claims and billing patterns. This combination of system and human review is unique in the industry and we believe offers improved accuracy for paying claims.

We analyze the patterns of claims produced by individual physicians, physicians’ practices, hospitals, dentists and pharmacies to locate the sources of fraud. After a suspicious source of claims is identified, our real-time analytic solutions investigate each claim individually for particular violations including upcoding, multiple billings, services claimed but not rendered and billing by unlicensed providers. By finding the individual claims with the most cost-recovery potential, and also minimizing the number of false-positive indications of fraud, we enable the special investigation units of healthcare payors to efficiently control their claims costs while maintaining high levels of customer service to their insurers.

We also offer web-based reporting tools that let payors take definitive action to prevent overpayments or payment of fraudulent claims. The tools provide the documentation that helps to identify, investigate, and prevent abusive and fraudulent activity by providers.

Prediction of Loss and Selection and Pricing of Risk

P&C Insurance

We pioneered the field of probabilistic catastrophe modeling used by insurers, reinsurers and financial institutions to manage their catastrophe risk. Our models of global natural hazards, which form the basis of our solutions, enable companies to identify, quantify, and plan for the financial consequences of catastrophic events. We have developed models covering natural hazards, including hurricanes, earthquakes, winter storms, tornadoes, hailstorms and flood for potential loss events in more than 50 countries. We have also developed and introduced a probabilistic terrorism model capable of quantifying the risk in the United States from this emerging threat, which supports pricing and underwriting decisions down to the level of an individual policy.

Healthcare

We are a leading provider of healthcare business intelligence and predictive modeling. We provide analytical and reporting systems to health insurers, provider organizations and self-insured employers. Those organizations use our solutions to review their healthcare data, including information on claims, membership, providers and utilization, and provide cost trends, forecasts and actuarial, financial and utilization analyses.

For example, our solutions allow our customers to predict medical costs and improve the financing and organization of health services. Our predictive models help our customers identify high-cost cases for care- and disease-management intervention, compare providers adjusting for differences in health, predict resource use for individuals and populations, establish health-based and performance-based payments, negotiate payments and incentives, negotiate premium rates and measure return on investment.

We also provide our customers healthcare consulting services using complex clinical analyses to uncover reasons behind cost and utilization increases. Physicians and hospitals are adopting and acquiring new technologies, drugs and devices more rapidly than ever before. We provide financial and actuarial consulting, clinical consulting, technical and implementation services and training services to help our customers manage costs and risks to their practices.

We are also beginning to expand our healthcare business internationally. We have recently secured an agreement with the German government to develop a risk-adjustment methodology based on our solutions. Our diagnosis-based risk-adjustment methods and predictive modeling tools will support the German healthcare system in the improvement of quality and efficiency of care.

Quantification of Loss

P&C Insurance

We provide data, analytic and networking products for professionals involved in estimating all phases of building repair and reconstruction. We provide solutions for every phase of a building’s life, including:

•	estimating replacement costs during the insurance underwriting process;

•	quantifying the ultimate cost of repair or reconstruction of damaged or destroyed buildings;

•	aiding in the settlement of insurance claims; and

•	tracking the process of repair or reconstruction and facilitating communication among insurers, adjusters, contractors and policyholders.

To help our customers estimate replacement costs, we also provide a solution that assists contractors and insurance adjusters to estimate repairs using a patented plan-sketching program. The program allows our customers to sketch floor plans, roof plans and wall-framing plans and automatically calculates material and labor quantities for the construction of walls, floors, footings and roofs.

We also offer our customers access to wholesale and retail price lists, which include structural repair and restoration pricing for 466 separate economic areas in North America. We revise this information monthly and, in the aftermath of a major disaster, we can update the price lists as often as weekly to reflect rapid price changes. Our structural repair and cleaning database contains more than 11,000 unit-cost line items. For each line item such as smoke cleaning, water extraction and hazardous cleanup, we provide time and material pricing, including labor, labor productivity rates (for new construction and restoration), labor burden and overhead, material costs and equipment costs. We improve our pricing data by analyzing the actual claims experience of our customers to verify our estimates. We estimate that more than 60% of all homeowners’ claims settled in the U.S. in 2007 used our solution. Such a large percentage of the industry’s claims leads to accurate pricing information which we believe is unmatched in the industry.

We also estimate industry-wide insured losses from individual catastrophic events. We report information on disasters and determine the extent and type of damage, dates of occurrence, and geographic areas affected. We define a catastrophe as an event that causes $25 million or more in direct insured losses to property and that affects a significant number of policyholders and insurers. For each catastrophe, our loss estimate represents anticipated industry-wide insurance payments for property lines of insurance covering fixed property, building contents, time-element losses, vehicles and inland marine (diverse goods and properties). We assign a serial number that allows our customers to track losses and reserves related to a single, discrete event.

Under many reinsurance contracts and catastrophe bonds, our serial number is important for determining which losses will trigger reinsurance coverage or payment.

Our estimates allow our customers to set loss reserves, deploy field adjusters and verify internal company estimates. Our estimates also keep insurers, their customers, regulators, and other interested parties informed about the total costs of disasters. We also provide our customers access to daily reports on severe weather and catastrophes and we maintain a database of information on catastrophe losses in the United States since 1950.

Healthcare

Bodily injury and workers’ compensation claims present a complex array of medical, legal and occupational issues. We offer a comprehensive claims-management solution that helps our customers manage bodily injury claims, workers’ compensation claims and accident-related comparative-liability claims. We have a database of our customers’ claims histories, including detailed settlements, medical conditions, provider information and litigation issues, to help them deal with bodily injury claims. Our system also contains a library of more than 18,700 medical conditions to help our customers better understand injuries, treatments, complications and pre-existing conditions. This allows our customers to identify developing trends in claims settlements that may lead to changes in underwriting, legal and/or training practices.

Our database also enables our customers to track and direct their workers’ compensation cases, including evaluating the medical and occupational situation of each claimant, maintain consistency and quality in claims handling and to develop optimal return-to-work plans. In addition, we have solutions which assist our customers in better identifying and evaluating accident-related comparative liability claims. This helps our customers to manage each claim until settlement.

Our Customers

Risk Assessment Customers

The customers in our Risk Assessment segment include the top 100 P&C insurance providers in the United States, including AIG, Allstate, CNA, Hartford, Liberty Mutual, Nationwide, Fireman’s Fund, State Farm, Travelers and Zurich. Our statistical agent services are used by a substantial majority of P&C insurance providers in the United States to report to regulators. Our actuarial services and industry-standard insurance programs are used by the majority of insurers and reinsurers in the United States. In addition, certain agencies of the federal government, including the Federal Emergency Management Agency, or FEMA, as well as county and state governmental agencies and organizations, use our solutions to help satisfy government needs for risk assessment and emergency response information. In 2008 our largest Risk Assessment customer accounted for 4.9% of segment revenues, and our top ten customers accounted for 27.8% of segment revenues. Please see “Certain Relationships and Related Transactions — Customer Relationships” for more information on our relationship with our principal stockholders.

Decision Analytics Customers

In the Decision Analytics segment, we provide our P&C insurance solutions to the majority of the P&C insurers in the United States. Specifically, our claims database serves thousands of customers, representing more than 92% of the P&C insurance industry by premium volume, 26 state workers’ compensation insurance funds, 583 self-insurers, 459 third-party administrators, several state fraud bureaus, and many law-enforcement agencies involved in investigation and prosecution of insurance fraud. In addition, our catastrophe modeling solutions have been used in approximately 70% of the dollar value of catastrophe bond securitizations through 2008. Also, P&C insurance companies using our building and repair solutions handle over 60% of the property claims in the United States. We estimate that more than 80% of insurance repair contractors and service providers in the United States and Canada with computerized estimating systems use our building and repair pricing data.

In the U.S. healthcare industry, our customers include numerous Blue Cross and Blue Shield plans, Kaiser Permanente and Munich Reinsurance. In 2008, our largest customer in the Decision Analytics segment accounted for 3.8% of segment revenues and our top ten Decision Analytics customers accounted for 20.5% of segment revenues.

In the U.S. mortgage industry, we have more than 950 customers, including Wells Fargo, Citigroup and Bank of America. We provide our solutions to 14 of the top 20 mortgage lenders and four of the top six mortgage insurers, United Guaranty, RMIC, PMI and Genworth. We have been providing services to mortgage insurers for over 20 years.

Our Competitors

We believe no single competitor currently offers the same scope of services and market coverage we provide. The breadth of markets we serve exposes us to a broad range of competitors.

Risk Assessment Competitors

Our Risk Assessment segment operates primarily in the U.S. P&C insurance industry, where we enjoy a leading market presence. We have a number of competitors in specific lines or services.

We encounter competition from a number of sources, including insurers who develop internal technology and actuarial methods for proprietary insurance programs. Competitors also include other statistical agents including the National Independent Statistical Service, the Independent Statistical Service, and other advisory organizations providing underwriting rules, prospective loss costs and coverage language, such as the American Association of Insurance Services and Mutual Services Organization.

Competitors for our property-specific rating and underwriting information are primarily limited to a number of regional providers of commercial property inspections and surveys, including Overland Solutions, Inc. and Regional Reporting, Inc. We also compete with a variety of organizations that offer consulting services, primarily specialty technology and consulting firms. In addition, a customer may use its own internal resources rather than engage an outside firm for these services. Our competitors also include information technology product and services vendors including CDS, Inc., management and strategy consulting firms including Deloitte, and smaller specialized information technology firms and analytical services firms including Pinnacle Consulting and EMB.

Decision Analytics Competitors

In the P&C insurance claims market and catastrophe modeling market, certain products are offered by a number of companies, including, ChoicePoint (loss histories and motor vehicle records for personal lines underwriting), Explore Information Services (personal automobile underwriting) and Risk Management Solutions (catastrophe modeling). We believe that our P&C insurance industry expertise, combined with our ability to offer multiple applications, services and integrated solutions to individual customers, enhances our competitiveness against these competitors with more limited offerings. In the healthcare market, certain products are offered by a number of companies, including Computer Sciences Corporation (evaluation of bodily injury and workers’ compensation claims), Fair Isaac Corporation (workers’ compensation and healthcare claims cost containment) and Ingenix, McKesson and Medstat (healthcare predictive modeling and business intelligence). Competitive factors include application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance and support the applications or services and price. In the mortgage analytics solutions market, our competitors include First American CoreLogic and DataVerify Corporation (mortgage lending fraud identification) and ComplianceEase and Mavent (mortgage regulatory compliance). We believe that none of our competitors in the mortgage analytics market offers the same expertise in fraud detection analytics or forensic audit capabilities.

Development of New Solutions

We take a market-focused team approach to developing our solutions. Our operating units are responsible for developing, reviewing and enhancing our various products and services. Our data management and production team designs and manages our processes and systems for market data procurement, proprietary data production and quality control. Our Enterprise Data Management, or EDM, team supports our efforts to create new information and products from available data and explores new methods of collecting data. EDM is focused on understanding and documenting business-unit and corporate data assets and data issues; sharing and combining data assets across the enterprise; creating an enterprise data strategy; facilitating research and product development; and promoting cross-enterprise communication.

Our software development team builds the technology used in many of our solutions. As part of our product-development process, we continually solicit feedback from our customers on the value of our products and services and the market’s needs. We have established an extensive system of customer advisory panels, which meet regularly throughout the year to help us respond effectively to the needs of our markets. In addition, we use frequent sales calls, executive visits, user group meetings, and other industry forums to gather information to match the needs of the market with our product development efforts. We also use a variety of market research techniques to enhance our understanding of our clients and the markets in which they operate.

We are currently funding 43 solutions development initiatives for new and enhanced offerings, including:

•	LOCATION Analyst, a new portfolio-assessment system that uses proprietary insurance industry data, visual maps and sophisticated reporting to help insurers make better risk management decisions;

•	360Value, an innovative web-based system for estimating replacement values of residential, commercial and agricultural properties; and

•	Predictive models to help insurers classify, segment and price risks for a variety of lines of insurance.

We also add to our offerings through an active acquisition program. Since 2004, we have acquired 15 businesses, which have allowed us to enter new markets, offer new products and enhance the value of existing products with additional proprietary sources of data.

When we find it advantageous, we augment our proprietary data sources and systems by forming alliances with other leading information providers and technology companies and integrating their product offerings into our offerings. This approach gives our customers the opportunity to obtain the information they need from a single source and more easily integrate the information into their workflows.

Sales, Marketing and Customer Support

We sell our products and services primarily through direct interaction with our clients. We employ a three-tier sales structure that includes salespeople, product specialists and sales support. As of June 30, 2009, we had a sales force of 156 people. Within the company, several areas have sales teams that specialize in specific products and services. These specialized sales teams sell specific, highly technical product sets to targeted markets.

To provide account management to our largest customers, we segment the insurance market into two groups. National Accounts constitutes our 20 largest customers and Strategic Accounts includes all other insurance companies. Each market segment has its own sales team. Salespeople are responsible for our overall relationship with P&C insurance companies.

Salespeople participate in both customer-service and sales activities. They provide direct support, interacting frequently with assigned customers to assure a positive experience using our services. Salespeople also seek out new sales opportunities and provide support to the rest of the sales team. We believe our salespeople’s product knowledge and local presence differentiates us from our competition. Product specialists have product expertise and work with salespeople on specific opportunities for their assigned products. Both salespeople and product specialists have responsibility for identifying new sales opportunities. A team approach and a common customer relationship management system allow for effective coordination between the two groups.

We go to market using a number of brands, including:

Sources of our Data

The data we use to perform our analytics and power our solutions are sourced through six different kinds of data arrangements. First, we gather data from our customers within agreements that also permit our customers to use the solutions created upon their data. These agreements remain in effect unless the data contributor chooses to opt out and represent our primary method of data gathering. It is very rare that contributors elect not to continue providing us data. Second, we have agreements with data contributors in which we specify the particular uses of their data and provide to the data contributors their required levels of privacy, protection of data and where necessary de-identification of data. These agreements represent no cost to us and generally feature a specified period of time for the data contributions and require renewal. Third, we “mine” data found inside the transactions supported by our solutions; as an example, we utilize the claims settlement data generated inside our repair cost estimating solution to improve the cost factors used in our models. Again, these arrangements represent no cost to us and we obtain the consent of our customers to make use of their data in this way. Fourth, we source data generally at no cost from public sources including federal, state and local governments. Fifth, we gather data about the physical characteristics of commercial properties through the direct observation of our field staff that also perform property surveys at the request of, and facilitated by, property insurers. Lastly, we purchase data from data aggregators under contracts that reflect prevailing market pricing for the data elements purchased, including county tax assessor records, descriptions of hazards such as flood plains and professional licenses. In all our modes of data collection, we are the owners of whatever derivative solutions we create using the data. Because of the efficiency of our data gathering methods and the lack of any cost associated with a large portion of our data, our costs to source data were 1.8% and 1.9% of revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

Information Technology

Technology

Our information technology systems are fundamental to our success. They are used for the storage, processing, access and delivery of the data which forms the foundation of our business and the development and delivery of our solutions provided to our clients. Much of the technology we use and provide to our clients is developed, maintained and supported by approximately 800 employees. We generally own or have secured ongoing rights to use for the purposes of our business all the customer-facing applications which are material to our operations. We support and implement a mix of technologies, focused on implementing the most efficient technology for any given business requirement or task.

Customers connect to our systems using a number of different technologies, including internet, VPN, dedicated network connections, Frame Relay and Value Added Network services through vendors such as Advantis and IVANS. We utilize Computer Associates Unicenter, Hewlett Packard Insight Manager, Compuware Vantage and other best-of-breed point technologies to aggressively monitor and automate the management of our environment and applications as well as event-driven operational alerts.

Data Centers

We have two primary data centers in Jersey City, New Jersey and Orem, Utah. In addition, we have data centers dedicated to certain business units, including AIR and DxCG in Boston and AISG Claimsearch in Israel. In addition to these key data centers, we also have a number of smaller data centers located in other states.

Disaster Recovery

We are committed to a framework for business continuity management and carry out annual reviews of the state of preparedness of each business unit. All of our critical databases, systems and contracted client services are also regularly recovered. We also have documented disaster recovery plans in place for each of our major data centers and each of our solutions. Our primary data center recovery site is in New York State, approximately 50 miles northwest of Jersey City, New Jersey.

Security

We have adopted a wide range of measures to ensure the security of our IT infrastructure and data. Security measures generally cover the following key areas: physical security; logical security of the perimeter; network security such as firewalls; logical access to the operating systems; deployment of virus detection software; and appropriate policies and procedures relating to removable media such as laptops. All laptops are encrypted and media leaving our premises that is sent to a third-party storage facility is also encrypted. This commitment has led us to achieve certification from CyberTrust (an industry leader in information security certification) since 2002.

Intellectual Property

We own a significant number of intellectual property rights, including copyrights, trademarks, trade secrets and patents. Specifically, our policy language, insurance manuals, software and databases are protected by both registered and common law copyrights, and the licensing of those materials to our customers for their use represents a large portion of our revenue. We also own in excess of 200 trademarks in the U.S. and foreign countries, including the names of our products and services and our logos and tag lines, many of which are registered. We believe many of our trademarks, trade names, service marks and logos to be of material importance to our business as they assist our customers in identifying our products and services and the quality that stands behind them. We consider our intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret and patent) and contractual safeguards in a comprehensive intellectual property enforcement program to protect them wherever they are used.

We also own several software method and processing patents and have several pending patent applications in the U.S. that complement our products. The patents and patent applications include claims which pertain to technology, including a patent for our Claims Outcome Advisor software, our ISO-ITS rating and policy administration software and for our Xactware Sketch product. We believe the protection of our proprietary technology is important to our success and we will continue to seek to protect those intellectual property assets for which we have expended substantial research and development capital and which are material to our business.

In order to maintain control of our intellectual property, we enter into license agreements with our customers, granting each customer a license to use our products and services, including our software and databases. This helps to maintain the integrity of our proprietary intellectual property and to protect the embedded information and technology contained in our solutions. As a general practice, employees, contractors and other parties with access to our proprietary information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

Employees

As of June 30, 2009, we employed 3,572 full-time and 159 part-time employees. None of our employees are represented by unions. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

Our headquarters are in Jersey City, New Jersey. As of June 30, 2009, our principal offices consisted of the following properties:

Location	Square Feet	Lease Expiration Date

Jersey City, New Jersey	390,991	May 21, 2021
Orem, Utah	68,343	January 1, 2017
Boston, Massachusetts	47,000	March 31, 2015
Agoura Hills, California	28,666	October 30, 2011
South Jordan, Utah	23,505	May 31, 2014

We also lease offices in 15 states in the United States and the District of Columbia and Puerto Rico and offices outside the United States to support our international operations in China, England, Israel, India, Japan, Germany and Nepal.

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Regulation

Because our business involves the distribution of certain personal, public and non-public data to businesses and governmental entities that make eligibility, service and marketing decisions based on such data, certain of our solutions and services are subject to regulation under federal, state and local laws in the United States and, to a lesser extent, foreign countries. Examples of such regulation include the Fair Credit Reporting Act, which regulates the use of consumer credit report information; the Gramm-Leach-Bliley Act, which regulates the use of non-public personal financial information held by financial institutions and applies indirectly to companies that provide services to financial institutions; the Health Insurance Portability and Accountability Act, which restricts the public disclosure of patient information and applies indirectly to companies that provide services to healthcare businesses; the Drivers Privacy Protection Act, which prohibits the public disclosure, use or resale by any state’s department of motor vehicles of personal information about an individual that was obtained by the department in connection with a motor vehicle record, except for a “permissible purpose” and various other federal, state and local laws and regulations.

These laws generally restrict the use and disclosure of personal information and provide consumers certain rights to know the manner in which their personal information is being used, to challenge the accuracy of such information and/or to prevent the use and disclosure of such information. In certain instances, these laws also impose requirements for safeguarding personal information through the issuance of data security standards or guidelines. Certain state laws impose similar privacy obligations, as well as obligations to provide notification of security breaches in certain circumstances.

We are also licensed as a rating, rate service, advisory or statistical organization under state insurance codes in all fifty states, Puerto Rico, Guam, the Virgin Islands and the District of Columbia. As such an advisory organization, we provide statistical, actuarial, policy language development and related products and services to property/casualty insurers, including advisory prospective loss costs, other prospective cost information, manual rules and policy language. We also serve as an officially designated statistical agent of state insurance regulators to collect policy-writing and loss statistics of individual insurers and compile that information into reports used by the regulators.

Many of our products, services and operations as well as insurer use of our services are subject to state rather than federal regulation by virtue of the McCarran-Ferguson Act. As a result, many of our operations and products are subject to review and/or approval by state regulators. Furthermore, our operations involving licensed advisory organization activities are subject to periodic examinations conducted by state regulators and our operations and products are subject to state antitrust and trade practice statutes within or outside state insurance codes, which are typically enforced by state attorneys general and/or insurance regulators.

Legal Proceedings

We are a party to legal proceedings with respect to a variety of matters in the ordinary course of business, including those matters described below. We are unable, at the present time, to determine the ultimate resolution of or provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on our results of operations, financial position, or cash flows. This is primarily because many of these cases remain in their early stages and only limited discovery has taken place. Although we believe we have strong defenses for the litigations proceedings described below, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

Claims Outcome Advisor Litigation

Hensley, et al. v. Computer Sciences Corporation et al. is a putative nationwide class action complaint, filed in February 2005, in Miller County, Arkansas state court. Defendants include numerous insurance companies and providers of software products used by insurers in paying claims. We are among the named defendants. Plaintiffs allege that certain software products, including our Claims Outcome Advisor product and a competing software product sold by Computer Sciences Corporation, improperly estimated the amount to be paid by insurers to their policyholders in connection with claims for bodily injuries.

We entered into settlement agreements with plaintiffs asserting claims relating to the use of Claims Outcome Advisor by defendants Hanover Insurance Group, Progressive Car Insurance, and Liberty Mutual Insurance Group. Each of these settlements was granted final approval by the court and together the settlements resolve the claims asserted in this case against us with respect to the above insurance companies, who settled the claims against them as well. A provision was made in 2006 for this proceeding and the total amount the Company paid in 2008 with respect to these settlements was less than $2.0 million. A fourth defendant, The Automobile Club of California, which is alleged to have used Claims Outcome Advisor was dismissed from the action. On August 18, 2008, pursuant to the agreement of the parties the Court ordered that the claims against us be dismissed with prejudice.

Hanover Insurance Group has made a demand for reimbursement, pursuant to an indemnification provision contained in a December 30, 2004 License Agreement between Hanover and the Company, of its settlement and defense costs in the Hensley class action. Specifically, Hanover has demanded $2.5 million including $0.6 million in attorneys’ fees and expenses. We dispute that Hanover is entitled to any reimbursement pursuant to the License Agreement. We have entered into a tolling agreement with Hanover in order to allow the parties time to resolve the dispute without litigation.

Xactware Litigation

The following two lawsuits have been filed by or on behalf of groups of Louisiana insurance policyholders who claim, among other things, that certain insurers who used products and price information supplied by our subsidiary, Xactware (and those of another provider) did not fully compensate policyholders for property damage covered under their insurance policies. The plaintiffs seek to recover compensation for their damages in an amount equal to the difference between the amount paid by the defendants and the fair market repair/restoration costs of their damaged property.

Schafer v. State Farm Fire & Cas. Co., et al. is a putative class action pending against us and State Farm Fire & Casualty Company filed in March 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. The court dismissed the antitrust claim as to both defendants and dismissed all claims against us other than fraud, which will proceed to the discovery phase along with the remaining claims against State Farm. The plaintiffs’ motion to certify a class with respect to the fraud and breach of contract claims was denied on August 3, 2009.

Mornay v. Travelers Ins. Co., et al. is a putative class action pending against us and Travelers Insurance Company filed in November 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. As in Schafer, the court dismissed the antitrust claim as to both defendants and dismissed all claims against us other than fraud. The court has stayed all proceedings in the case pending an appraisal of the lead plaintiff’s insurance claims.

At this time it is not possible to determine the ultimate resolution of, or estimate the liability related to, these matters. No provision for losses has been provided in connection with the Xactware litigation.

iiX Litigation

In March 2007, our subsidiary, Insurance Information Exchange, or iiX, as well as other information providers and insurers in the State of Texas, were served with a summons and class action complaint filed in the United States District Court for the Eastern District of Texas alleging violations of the Driver Privacy Protection Act, or the DPPA. Plaintiffs brought the action on their own behalf and on behalf of all similarly situated individuals whose personal information is contained in any motor vehicle record maintained by the State of Texas and who have not provided express consent to the State of Texas for the distribution of their personal information for purposes not enumerated by the DPPA and whose personal information has been knowingly obtained and used by the defendants. The complaint alleges that the defendants knowingly obtained personal information and that the obtaining and use of this personal information was not for a purpose authorized by the DPPA. The complaint seeks liquidated damages in the amount of $2,500 for each instance of a violation of the DPPA, punitive damages and the destruction of any illegally obtained personal information. The Court granted iiX’s motion to dismiss the complaint based on failure to state a claim and lack of standing, and the plaintiffs are appealing the dismissal.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the executive officers and directors of the Company, as of June 30, 2009:

Name	Age	Position

Frank J. Coyne	60	Chairman of the Board of Directors, President and Chief Executive Officer
Scott G. Stephenson	52	Executive Vice President and Chief Operating Officer
Mark V. Anquillare	43	Senior Vice President and Chief Financial Officer
Kenneth E. Thompson	49	Senior Vice President, General Counsel and Corporate Secretary
Carole J. Banfield	69	Executive Vice President — Information Services and Government Relations
Vincent Cialdella	58	Senior Vice President — AISG
Kevin B. Thompson	56	Senior Vice President — Insurance Services
J. Hyatt Brown	71	Director
Glen A. Dell	73	Director
Christopher M. Foskett	51	Director
Constantine P. Iordanou	59	Director
John F. Lehman, Jr.	66	Director
Thomas F. Motamed	60	Director
Samuel G. Liss	52	Director
Andrew G. Mills	57	Director
Arthur J. Rothkopf	74	Director
David B. Wright	60	Director

A brief biography of each executive officer and director follows.

Executive Officers

Frank J. Coyne has been our Chairman, President and Chief Executive Officer since 2002. From 2000 to 2002, Mr. Coyne served as our President and Chief Executive Officer and he served as our President and Chief Operating Officer from 1999 to 2000. Mr. Coyne joined the Company from Kemper Insurance Cos. where he was Executive Vice President Specialty and Risk Management Groups. Previously, he served in a variety of positions with General Accident Insurance, and was elected its President and Chief Operating Officer in 1991. He has also held executive positions with Lynn Insurance Group, Reliance Insurance Co. and PMA Insurance Co.

Scott G. Stephenson has been our Chief Operating Officer since June 2008 and leader of our Decision Analytics segment. From 2002 to 2008, Mr. Stephenson served as our Executive Vice President and he served as President of our Intego Solutions business from 2001 to 2002. Mr. Stephenson joined the Company from Silver Lake Partners, a technology-oriented private equity firm, where he was an executive-in-residence from 1999 to 2001. From 1989 to 1999 Mr. Stephenson was a partner with The Boston Consulting Group, eventually rising to senior partner and member of the firm’s North American operating committee.

Mark V. Anquillare has been our Senior Vice President and Chief Financial Officer since 2007. Mr. Anquillare joined the Company as Director of Financial Systems in 1992 and since joining the Company, Mr. Anquillare has held various management positions, including Assistant Vice President, Vice President and

Controller and Senior Vice President and Controller. Prior to 1992, Mr. Anquillare was employed by the Prudential Insurance Company of America. Mr. Anquillare is a Fellow of the Life Management Institute.

Kenneth E. Thompson has been our Senior Vice President, General Counsel and Corporate Secretary since 2006. Prior to joining the Company in 2006, Mr. Thompson was a partner of McCarter & English, LLP from 1997 to 2006. Mr. Thompson also serves on the board of directors of Measurement Specialties, Inc.

Carole J. Banfield has been our Executive Vice President Information Services and Government Relations Department focused on our Risk Assessment segment since 1996. Ms. Banfield joined the Company in 1970 as an assistant actuary in the Homeowners Actuarial Division and since 1977 has held various management positions, including Vice President Government and Industry Relations. Ms. Banfield began her career with the National Bureau of Casualty Underwriters in 1962. Ms. Banfield is a member of the American Academy of Actuaries and an Associate of the Casualty Actuarial Society. She currently serves on the board of directors of the American Society of Workers’ Compensation Professionals, the Insurance Data Management Association and on the Industry Advisory Group of ACORD.

Vincent Cialdella has been our Senior Vice President, AISG since April 2008 in our Decision Analytics segment. Prior to April 2008, Mr. Cialdella served as Vice President of ISO Claims Solutions, a division of AISG, since 2000. Mr. Cialdella’s career at the Company spans approximately thirty years, during which he has served as Assistant Vice President of Software Products, Corporate Systems and Application Development Support Center.

Kevin B. Thompson has been our Senior Vice President, Insurance Services since 2003 focused on our Risk Assessment segment. Mr. Thompson joined the Company in 1974 and has held various management positions, including Vice President, Insurance Services, Vice President, Personal and Standard Commercial Lines, Vice President, Standard Commercial Lines, Assistant Vice President, Commercial Casualty Actuarial. Mr. Thompson is also a Member of the American Academy of Actuaries and Fellow of the Casualty Actuarial Society. From 1996 to 1999 he served as Vice President - Admissions of the Casualty Actuarial Society and as a Member of the Board of Directors from 1994 to 1996.

Class A Directors

Christopher M. Foskett has served as one of our directors since 1999. Mr. Foskett was a Managing Director and Global Head of the Financial Institutions Group in Citigroup’s Corporate Bank from 2007 to 2008. From 2003 to 2007, Mr. Foskett was Head of Sales and Relationship Management for Citigroup Global Transaction Services. He also served as Global Industry Head for the Insurance and Investment Industries in Citigroup’s Global Corporate Bank from 1999 to 2003. Previously, he held various roles in Citigroup’s mergers and acquisitions group.

David B. Wright has served as one of our directors since 1999. Mr. Wright has been Chairman and Chief Executive Officer of Verari Systems since 2006. Before joining Verari Systems, he was Executive Vice President, Office of the CEO, Strategic Alliances and Global Accounts of EMC Corporation from 2004 to 2006. Between 2001 and 2004 he was Chairman and Chief Executive Officer of Legato Systems and from 1997 to 2000 Mr. Wright was the President and Chief Executive Officer of Amdahl Corporation. Mr. Wright is also a director on the board of VA Software and ActiveIdentity.

John F. Lehman, Jr. has served as one of our directors since 1995. Mr. Lehman is Chairman of J. F. Lehman & Co., an investment firm that he founded in 1991. Prior to founding J. F. Lehman & Co., he was Managing Director of Paine Webber, Inc. from 1988 to 1991. In 1981, Mr. Lehman was appointed Secretary of the Navy by President Reagan and served in that capacity until 1987. Mr. Lehman was a member of the bipartisan September 11 Commission and serves on the board of directors of Ball Corp., EnerSys, Inc., Hawaii Superferry Inc., Atlantic Marine, Oao Technology Solutions Inc. and Special Devices, Incorporated.

Andrew G. Mills has served as one of our directors since 2002. Mr. Mills has been President of The King’s College in New York, NY since 2007. He is the former Chairman of Intego Solutions LLC, which he founded in 2000. Mr. Mills previously served as Chief Executive Officer of The Thomson Corporation’s Financial and Professional Publishing unit and as a member of Thomson’s board of directors. In 1984, he led the start-up operations of Business Research Corporation and was responsible for overseeing its sale and integration into The Thompson Corporation. He began his career with Courtaulds Ltd. and joined The Boston Consulting Group in 1979. Mr. Mills is on the board of directors of The King’s College, Lexington Christian Academy, Camp of the Woods and Hope Christian Church, and is a member of the Massachusetts State Board of the Salvation Army.

Arthur J. Rothkopf has served as one of our directors since 1993. Mr. Rothkopf has served as Senior Vice President and Counselor to the President of the U.S. Chamber of Commerce since July of 2005. From 1993 to 2005, Mr. Rothkopf was President of Lafayette College in Easton, Pennsylvania. Prior to serving as President of Lafayette College, Mr. Rothkopf was General Counsel and Deputy Secretary of the U.S. Department of Transportation, appointed by President George H. W. Bush. From 1967 through 1991, he practiced law with the Washington, D.C., firm of Hogan & Hartson, where he was a senior partner. Mr. Rothkopf is a trustee of American University in Washington D.C. and a trustee of the Educational Testing Service in Princeton, New Jersey.

J. Hyatt Brown has served as one of our directors since 2003. Mr. Brown has been Chairman of Brown & Brown, Inc. since 1993 and served as Brown & Brown’s Chief Executive Officer from 1993 until July 1, 2009. Mr. Brown is a Trustee of Stetson University in Florida, a past member of the Florida Board of Regents and a member of the Florida Council of 100. He was elected to the Florida House of Representatives in 1972 and was elected Speaker in 1978. Mr. Brown retired as Speaker in 1980. He also serves on the board of directors of Rock-Tenn Company, the FPL Group Inc. and the Daytona International Speedway Corporation.

Glen A. Dell has served as one of our directors since 1995. Mr. Dell is a retired Partner of MapleWood Equity Partners LP. Mr. Dell served as a Partner of MapleWood Equity Partners LP from 1998 to 2007. From 1992 to 1997, Mr. Dell served as President of Investcorp Management Services Inc., where he was responsible for post-acquisition management of Investcorp’s portfolio of companies in North America. He has also served as a consultant, specializing in interim management services, and held executive positions with General Electric Co., International Paper Co., and JWT Group, Inc. Mr. Dell was a member of the board of directors of Parts Depot, Inc. until February 28, 2008.

Class B Directors

Constantine P. Iordanou has served as one of our directors since 2001. Mr. Iordanou has served as President and Chief Executive Officer of Arch Capital Group Limited, or ACGL, since August 2003 and as director of ACGL since January 2002. From January 2002 through July 2003, he was Chief Executive Officer of Arch Capital (U.S.) Inc., a wholly owned subsidiary of ACGL. Prior to joining ACGL in 2002, Mr. Iordanou served in various capacities for Zurich Financial Services and its affiliates, including as Senior Executive Vice President of Group Operations and Business Development of Zurich Financial Services, President of Zurich-American Specialties Division, Chief Operating Officer and Chief Executive Officer of Zurich American and Chief Executive Officer of Zurich North America. Prior to joining Zurich in March of 1992, he served as President of the Commercial Casualty division of the Berkshire Hathaway Group and served as Senior Vice President with the American Home Insurance Company, a member of the American International Group.

Samuel G. Liss has served as one of our directors since 2005. Mr. Liss has been Executive Vice President at The Travelers Companies since 2004. Before the merger of The St. Paul and Travelers Companies, Mr. Liss served as Executive Vice President at The St. Paul from February 2003 to April 2004. From 1994 to 2001, Mr. Liss was a Managing Director at Credit Suisse First Boston, or CSFB, initially focused on equity research across a range of financial institution sectors and subsequently serving in a Senior Investment Banking relationship, advisory and execution role in CSFB’s Financial Institutions Group, including leadership of its asset management industry practice. Mr. Liss was a senior equity analyst at Salomon Brothers from 1980 to 1994.

Thomas F. Motamed has served as one of our directors since 2009. Mr. Motamed is the Chairman of the Board and Chief Executive Officer of CNA Financial Corporation since January 1, 2009. From December

2002 to June 2008, he served as Vice Chairman and Chief Operating Officer of The Chubb Corporation and President and Chief Operating Officer of Chubb & Son.

Board Composition

The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation. From the date of this prospectus until the earlier of (a) the 24-month anniversary of the date of this prospectus or (b) the date on which there are no shares of Class B common stock issued and outstanding, our board of directors will consist of between 11 and 13 directors, and will be comprised as follows:

•	between eight to ten Class A directors; and

•	three Class B directors.

See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law — Staggered Boards.”

Director Independence

Our board of directors consists of 12 directors, 10 of which are “independent” as defined under applicable listing rules. One Class A seat on our board of directors is currently vacant. Currently, the following individuals serve on our board of directors as independent directors: J. Hyatt Brown, Glen A. Dell, Christopher M. Foskett, Constantine P. Iordanou, John F. Lehman, Jr., Samuel G. Liss, Thomas F. Motamed, Andrew G. Mills, Arthur J. Rothkopf, and David B. Wright.

Board Committees

Our by-laws provide that the board of directors may designate one or more committees. We currently have the following committees: Executive Committee, Audit Committee, Compensation Committee, Finance and Investment Committee, and Nominating and Corporate Governance Committee.

The Executive Committee currently consists of Frank J. Coyne (Chair), Glen A. Dell, Constantine P. Iordanou, John F. Lehman, Jr. and Arthur J. Rothkopf. The Executive Committee exercises all the power and authority of the board of directors (except those powers and authorities that are reserved to the full board of directors under Delaware law) between regularly scheduled board of directors meetings. The Executive Committee also makes recommendations to the full board of directors on various matters. The Executive Committee meets as necessary upon the call of the chairman of the board of directors.

The Audit Committee currently consists of Glen A. Dell (Chair), Christopher M. Foskett, Samuel G. Liss, Andrew G. Mills, Thomas F. Motamed and David B. Wright, all of whom are “independent” as defined under applicable listing rules. Each member of our Audit Committee is financially literate, as such term is interpreted by our board of directors. In addition, Glen A. Dell meets the qualifications of an “audit committee financial expert” in accordance with SEC rules, as determined by our board of directors. The Audit Committee reviews and, as it deems appropriate, recommends to the board of directors the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of the financial statements of the Company. The Audit Committee also provides assistance to our board of directors in fulfilling its responsibilities with respect to our compliance with legal and regulatory requirements. In addition, the Audit Committee also makes recommendations to the board of directors concerning the engagement of the independent accounting firm and the scope of the audit to be undertaken by such auditors.

The Compensation Committee currently consists of John F. Lehman, Jr. (Chair), Glen A. Dell, Constantine P. Iordanou and David B. Wright, all of whom are “independent” as defined under applicable listing rules. The Compensation Committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee also exercises all authority under the Company’s employee equity incentive plans and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies.

The Finance and Investment Committee currently consists of Samuel G. Liss (Chair), J. Hyatt Brown, Christopher M. Foskett, Andrew G. Mills, and Thomas F. Motamed. The Finance and Investment Committee meets annually and at such other times as necessary to establish, monitor and evaluate the Company’s investment policies, practices and advisors, and to advise management and the board of directors on the financial aspects of strategic and operational directions, including financial plans, capital planning, financing alternatives, and acquisition opportunities.

The Nominating and Corporate Governance Committee currently consists of Constantine P. Iordanou (Chair), J. Hyatt Brown, John F. Lehman, Jr., and Arthur J. Rothkopf. Constantine P. Iordanou, J. Hyatt Brown, John F. Lehman, Jr., and Arthur J. Rothkopf are “independent” as defined under applicable listing rules. Following this offering, we expect that the Nominating and Corporate Governance Committee will be comprised of independent directors in accordance with applicable requirements. The Nominating and Corporate Governance Committee reviews and, as it deems appropriate, recommends to the board of directors policies and procedures relating to director and board of directors committee nominations and corporate governance policies.

Code of Business Conduct and Ethics

Our board of directors has established a code of business conduct and ethics that applies to our employees, agents, independent contractors, consultants, officers and directors. Any waiver of the code of business conduct and ethics may be made only by our board of directors and will be promptly disclosed as required by law or stock exchange regulations. The board of directors has not granted any waivers to the code of business conduct and ethics.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that comply with the applicable listing requirements and the regulations of the Securities and Exchange Commission.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is a current or former officer of the Company or any of our subsidiaries. In addition, there are no compensation committee interlocks with the board of directors or compensation committee of any other company.

Directors’ Compensation and Benefits

Annual Retainer.  Effective June 1, 2007, each non-employee director receives a retainer fee of $50,000 per year for membership on the board of directors. Each non-employee director who chairs a committee receives an additional $5,000 retainer fee, with the exception of the chairpersons of the Audit Committee and Compensation Committee, each of whom receives an additional $12,500 annual retainer fee.

Each non-employee director may elect to receive his or her annual retainer in the form of (i) cash, (ii) deferred cash, (iii) shares of Class A common stock, (iv) deferred shares of Class A common stock, (v) options to purchase Class A common stock or (vi) a combination of (i), (ii), (iii), (iv) and (v), except that not more than 50% of the Annual Retainer may be paid in cash. Any portion of the annual retainer taken in options are exercisable for a period of ten years from the date of grant (subject to earlier termination if the individual ceases to be a director of the Company), vest immediately, and have an exercise price equal to the fair market value of the Class A common stock on the date of grant.

Meeting Attendance Fees.  Each non-employee director receives a $1,500 fee for each board of directors or Committee meeting attended in person. Meeting attendance fees are payable only in cash or deferred cash.

Stock Option Grants.  Effective as of the 2007 Annual Meeting of Stockholders, each non-employee director receives an annual option grant having a Black-Scholes value of $125,000. The initial awarding of such options is being phased in over a period of three years, so that, from 2007 through 2009, each non-

employee director receives (or received) the initial grant in the year he or she is (or was) re-elected. Such options are exercisable for a period of ten years from the date of grant (subject to earlier termination if the individual ceases to be a director of the Company), vest on the first anniversary of the date of grant, and have an exercise price equal to the fair market value of the Class A common stock on the date of grant. Prior to the 2007 Annual Meeting of Stockholders, each non-employee director was granted an option to purchase 1,500 shares of Class A common stock every three years upon his or her re-election to the Board.

Employee-directors receive no additional compensation for service on the board of directors. Mr. Frank J. Coyne is the only employee-director.

The table below shows compensation paid to or earned by the directors during 2008. As noted above, directors may elect to receive compensation in various forms other than cash. Also, prior to 2007, directors received stock option grants every three years upon their re-election to the board. We are required to report equity awards based on accounting expense. The amounts shown for each director are not uniform because accounting expense will differ in part depending on how each director elected to receive his or her compensation and the years in which they were re-elected to the board. The numbers shown in the following table do not take into account the approximately fifty-for-one split that will occur prior to the consummation of this offering.

2008 DIRECTOR COMPENSATION

	Fees Earned or	Stock Awards	Option Awards	Total
Name	Paid in Cash ($)	($)(1)	($)(1)	($)

Joseph A. Brandon(2)	4,500	—	—	4,500
J. Hyatt Brown(3)	32,500	25,000	48,863	106,363
Glen A. Dell(4)	10,500	—	103,863	114,363
Henry J. Feinberg(5)	12,000	—	98,863	110,863
Christopher M. Foskett(6)	12,000	12,500	87,500	112,000
Constantine Iordanou(7)	—	—	180,000	180,000
John F. Lehman, Jr.(8)	—	—	187,500	187,500
Stephen W. Lilienthal(9)	—	12,500	—	12,500
Samuel G. Liss(10)	31,000	—	73,863	104,863
Andrew G. Mills(11)	7,500	—	175,000	182,500
Arthur J. Rothkopf(12)	9,000	62,500	125,000	196,500
Barbara D. Stewart(13)	10,500	50,000	48,863	109,363
David B. Wright(14)	9,000	50,000	62,500	121,500

(1)	The amounts associated with option awards reflect the expense incurred for accounting purposes in accordance with FAS 123R for options granted in 2008 and prior years. For a discussion of the assumptions used to calculate the amounts shown in the option awards and stock awards columns, see note 2(j) of the notes to our audited consolidated financial statements included as part of this prospectus.

(2)	Mr. Brandon was a director until June 27, 2008.

(3)	Mr. Brown received stock awards during 2008 with a fair value of $25,000. As of December 31, 2008, Mr. Brown owned 354 stock awards and options covering 3,000 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2006.

(4)	Mr. Dell received options during 2008 with a fair value of $55,000. As of December 31, 2008, Mr. Dell owned options covering 746 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2006.

(5)	Mr. Feinberg received options during 2008 with a fair value of $50,000. As of December 31, 2008, Mr. Feinberg owned options covering 2,963 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2006. Mr. Feinberg was a director until June 17, 2009.

(6)	Mr. Foskett received stock awards and options during 2008 with a fair value of $12,500 and $87,500, respectively. As of December 31, 2008, Mr. Foskett owned 90 stock awards and options covering 1,112 shares.

(7)	Mr. Iordanou received options during 2008 with a fair value of $117,500. As of December 31, 2008, Mr. Iordanou owned options covering 9,042 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2007.

(8)	Mr. Lehman received options during 2008 with a fair value of $125,000. As of December 31, 2008, Mr. Lehman owned options covering 1,797 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2007.

(9)	Mr. Lilienthal received stock awards during 2008 with a fair value of $12,500. Mr. Lilienthal was a director from June 27, 2008 until December 17, 2008.

(10)	Mr. Liss received options during 2008 with a fair value of $25,000. As of December 31, 2008, Mr. Liss owned options covering 1,982 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2006.

(11)	Mr. Mills received options during 2008 with a fair value of $112,500. As of December 31, 2008, Mr. Mills owned options covering 5,832 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2007.

(12)	Mr. Rothkopf received stock awards and options during 2008 with a fair value of $62,500 and $62,500, respectively. As of December 31, 2008, Mr. Rothkopf owned 219 stock awards and options covering 1,021 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2007.

(13)	Ms. Stewart received stock awards during 2008 with a fair value of $50,000. As of December 31, 2008, Ms. Stewart owned 1,524 stock awards and options covering 1,500 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2008 relating to option grants made in 2006. Ms. Stewart was a director until June 17, 2009.

(14)	Mr. Wright received stock awards and options during 2008 with a fair value of $50,000 and $62,500, respectively. As of December 31, 2008, Mr. Wright owned 116 stock awards and options covering 3,142 shares.

Where no information is given as to a particular type of award with respect to any individual, such individual did not hold or receive such an award during or as of the end of the last fiscal year, as the case may be. The numbers shown in the foregoing footnotes do not take into account the approximately fifty-for-one stock split that will occur prior to the consummation of this offering.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our business requires a highly skilled work force. While the capital intensity of our business is low, our human capital requirements are great. As noted elsewhere in this prospectus, our business depends on our senior leadership team, who possess business and technical capabilities that would be difficult, and costly, to replace. We have designed our compensation program to address these needs.

This section discusses the principles underlying our policies and decisions relating to the compensation of our principal executive officer, our principal financial officer, and our other three most highly compensated executive officers. This information describes the manner and context in which compensation is earned by and awarded to these Named Executive Officers, or NEOs, and provides perspective on the tables and narrative that follow.

Compensation Program Objectives

The compensation program for our NEOs must attract, reward, motivate and retain the highly-qualified individuals we need to plan and execute our business strategy. We believe the program motivates managers by directly linking a portion of compensation both to the Company’s performance and the individual’s performance. To foster this direct link, we have designed our program so that a significant percentage of an NEO’s compensation is variable rather than fixed. This percentage increases with seniority, because the decisions of more senior managers have a greater impact on our performance.

Executives will earn variable compensation (cash awards and stock options) only if warranted by Company and individual performance. Variable compensation for our NEOs consists of an annual cash payment pursuant to our Short Term Incentive, or STI, program and a long-term equity incentive award (typically in the form of stock options) pursuant to our Long Term Incentive, or LTI, program. We believe the design of our compensation program effectively encourages our senior managers to act in a manner that benefits the Company by creating long-term value for our stockholders.

Elements of the Company’s Compensation Program

We currently provide the following elements of compensation to our NEOs:

•	base salary;

•	annual cash incentive awards;

•	long-term equity incentive awards; and

•	health, welfare and retirement plans.

Each compensation element fulfills one or more of our compensation program objectives.

Base Salary

We pay base salaries to attract, reward and retain managers, and so that in recruiting and retaining senior executives we are not disadvantaged by being seen as offering a lower level of fixed compensation for a given position level. We adjust salaries annually to maintain competitive market levels, which are based on the experience and scope of responsibilities of each NEO. We perform our own internal analysis of prevailing market levels of salary for comparable positions. This analysis utilizes our general knowledge of the industry, anecdotal evidence gained by our human resources professionals in the hiring and termination process and, when available, commercially prepared market surveys obtained by our human resources professionals. In addition, in 2008 we retained Fredric W. Cook & Co. (“Cook”) to assess the competitiveness of compensation for certain members of senior management. The compensation of all NEOs other than Mr. Coyne was included in the Cook assessment. The Cook assessment compared the current compensation of certain members of our senior management to data from two proprietary third-party surveys and to information obtained by reviewing the proxy statements of fourteen publicly traded companies. The public companies whose compensation information was reviewed by Cook in its analysis were Acxiom, DST Systems, Dun & Bradstreet, Equifax, FactSet Research Systems, Fair Isaac, Fidelity National Information Services, IHS, IMS Health, Moody’s, Morningstar, MSCI, RiskMetrics and Solera Holdings.

Our internal analysis, and the 2008 assessment performed by Cook, provide a framework within which our compensation decisions are made. This information is provided to Mr. Coyne and the Compensation Committee to assist them in evaluating the competitiveness of our compensation practices. This evaluation, and the evaluations of individual and company performance described below in “Analysis of 2008 Variable Compensation”, are utilized in the determination of compensation of our NEOs. We believe the base salaries of our NEOs are approximately at the midpoint of comparable salaries, based on the analysis above.

The base salary of our Chief Executive Officer, or CEO, is determined by the Compensation Committee. The base salary of each of our other NEOs is determined by the CEO, subject to approval by the Compensation Committee. All NEO’s other than Mr. Kenneth Thompson are long-term employees. Their base salaries were initially determined by the Compensation Committee (in the case of Mr. Coyne) or by Mr. Coyne, with the approval of the Compensation Committee (in the case of others) based on the assessment described above. Mr. Kenneth Thompson joined the Company in October 2006. His base salary was determined at the time he was hired based on our assessment of prevailing market compensation practices for comparable positions developed during the recruiting process. Base salary as a percentage of total compensation differs based on an executive’s position and function. Generally, executives with the highest position and level of responsibility, and thus the greatest ability to influence our performance through their decision making, have the smallest percentage of their total compensation fixed as salary. Annual adjustments to base salary are determined by the Compensation Committee, in the case of Mr. Coyne, and by Mr. Coyne with the approval of the Compensation Committee, in the case of other NEOs, based on the assessment of prevailing market compensation practices described above, and based on the subjective evaluation of individual performance factors discussed below in “Analysis of 2008 Variable Compensation.” We have historically placed greater emphasis on the potential of variable compensation to incent employees to create long-term value for our stockholders.

Annual Cash Incentive Awards

Annual cash incentive awards are paid to all eligible employees, including NEOs, pursuant to our STI Plan. At the conclusion of each year, the Compensation Committee establishes financial performance goals for the coming year under our STI program. The specified financial performance goals relate to growth in revenue and EBITDA margin, and are derived from our strategic and business growth plan. We selected revenue growth and EBITDA margin growth as the criteria for STI because we believe our business’s ability to generate recurring revenue and positive cash flow is the key indicator of the successful execution of our business strategy. In addition, the Compensation Committee evaluates the accomplishment during the year of other financial and nonfinancial performance measures that we believe position the Company to achieve long-term future growth. These include enhancements to productivity, achievement of new sales, accomplishment of strategic and operational initiatives and completion of acquisitions and strategic relationships. At the conclusion of the performance year, funding of the aggregate STI pool for all eligible employees is determined by the Compensation Committee, taking into account the recommendation of the CEO, based on the degree to which goals are achieved during the year. Cash STI awards are paid in March, in respect of performance for the prior year.

See “Analysis of 2008 Variable Compensation” for a discussion of how we determined 2008 STI awards for NEOs.

Long-Term Equity Incentive Awards

Long term equity incentive awards are made annually to eligible employees, including NEOs, pursuant to our LTI Plan. Awards under the LTI plan are generally in the form of option grants. The LTI plan also permits us to grant restricted stock awards, however that has not been our practice. In general, option awards under the LTI plan are made in March or April, in respect of prior year performance. Option awards have an exercise price equal to the fair market value of our Class A common stock on the date of grant, which is determined pursuant to the most recently conducted appraisal performed in connection with our ESOP. The number of shares underlying an option grant under the LTI program is determined by a grant date value of the option award using a Black-Scholes formula.

Our practice has been to award Mr. Coyne option grants under the LTI plan at irregular intervals. Certain of Mr. Coyne’s options were historically granted at an exercise price above the then-current fair market value of our Class A common stock. Mr. Coyne’s last option award was in 2005. We anticipate that beginning in 2010, Mr. Coyne will be considered for option awards annually, with an exercise price at the then-current fair market value of our shares, in the same manner as other NEOs.

At the conclusion of a plan year, the Compensation Committee determines the aggregate number of options issuable to all eligible participants under the LTI program by evaluating the same performance goals used to determine the aggregate funding amount under the STI Program.

See “Analysis of 2008 Variable Compensation” for a discussion of how we determined 2008 LTI awards for NEOs.

2008 Variable Compensation Goals

At the conclusion of 2007, the Compensation Committee established the following revenue growth and EBITDA Margin goals for determination of aggregate award pools available to all eligible employees under both the LTI and STI Plans for 2008:

	Revenue Growth	EBITDA Margin

Maximum	15%	37%
Superior	12%	34%
Target	10%	30%
Threshold	6%	27%

During 2008, we achieved revenue growth of 11.4% between the specified Target and Superior performance goals, and EBITDA Margin of 42.0% which exceeded the Maximum performance goal. The Compensation Committee primarily considered the degree to which these goals were achieved, together with financial and nonfinancial performance measures including preparation for this offering, enhancements to productivity, achievement of new sales, accomplishment of strategic and operational initiatives and completion of acquisitions and strategic relationships, in determining the aggregate LTI and STI pools. The Compensation Committee established an STI pool of up to $27.5 million for distribution to approximately 1,870 eligible employees including NEOs and an aggregate LTI pool of up to 75,000 options (on a pre-split basis) with an aggregate Black-Scholes value of $17.6 million for distribution to approximately 182 eligible employees, including NEOs.

See “Analysis of 2008 Variable Compensation” for a discussion of how we determined 2008 LTI and STI awards for NEOs.

Analysis of 2008 Variable Compensation

For individual NEOs, cash awards under the STI program and option awards under the LTI program are highly variable and not systematic, and are not based on fixed target amounts. Individual awards are determined based on the subjective judgment of the Compensation Committee (in the case of Mr. Coyne) and of Mr. Coyne (with the concurrence of the Compensation Committee) in the case of other NEOs. There is no fixed relationship between an individual NEO’s LTI and STI awards. In reaching their subjective determinations about aggregate compensation, the Compensation Committee and Mr. Coyne seek to allocate a meaningful portion of total compensation in the form of LTI awards in order to incent employees to create long-term value for our stockholders.

For individual NEO’s, other than Mr. Coyne, the STI and LTI awards are made based on Mr. Coyne’s subjective evaluation of their individual performance and on the analysis of prevailing market compensation levels described above. Factors considered include the successful operation of an NEO’s business unit or functional department including, where applicable, enhancements to productivity and profitability, achievement of new sales, revenue generated from new products, accomplishment of strategic and operational initiatives and completion of acquisitions and strategic relationships. For NEO’s other than Mr. Coyne, the additional factors described below were considered by Mr. Coyne and the Compensation Committee in determining their STI and LTI awards. The factors noted were not given any specific weights, but rather informed the basis for the subjective conclusion of Mr. Coyne regarding the contribution of each individual to our overall performance.

Mr. Stephenson: the continued improvement in focus on our strategic initiatives; leadership in our business development initiatives, including the successful completion of three acquisitions\strategic alliances; and strong performance in positioning the company for successful performance after the IPO.

Mr. Anquillare: the strong performance rendered in all aspects of the IPO process; enhancement of our financing facilities during a difficult credit market; and strengthening of our finance staff and financial reporting and oversight.

Mr. Kenneth Thompson: the strong execution in support of the IPO process and the design of the pre-IPO reorganization approved by our stockholders; and oversight insuring compliance with laws, rules, regulations and values.

Mr. Kevin Thompson: the strong execution in delivery of high quality products to our risk assessment customers while supporting innovation for new risk assessment strategies.

The 2008 STI award to Mr. Coyne was determined based upon the Compensation Committee’s evaluation of Company performance and subjective evaluation of several non-financial factors including Mr. Coyne’s leadership in all aspects of the IPO process, obtaining overwhelming stockholder approval of management’s plan to achieve stockholder liquidity, and positioning the company for success into the future. In making its determination the Compensation Committee recognized the Mr. Coyne’s strong execution on strategy, EBITDA margin growth achieved by the Company, as well as strong revenue performance in a difficult economic environment. Mr. Coyne did not receive an LTI award, due to our prior practice of making LTI awards to the CEO at irregular intervals.

The amount of any annual increase in base salary, STI or LTI award is based on the subjective evaluation of the Compensation Committee in the case of Mr. Coyne, and of Mr. Coyne (with the approval of the Compensation Committee) in the case of other NEOs. Although the Company’s financial performance is a factor taken into consideration, the specific amount of an increase in any component of an NEOs 2008 compensation is not tied directly to an overall Company financial performance metric but rather reflects a subjective determination by the Compensation Committee or Mr. Coyne, as the case may be, that the amount of the increase is appropriate based on the matters considered as set forth above.

Health, Welfare and Retirement Plans

We offer health and welfare benefit programs including medical, dental, life, accident and disability insurance. The Company contributes a percentage of the cost of these benefits. These benefits are available to substantially all employees, and the percentage of the Company’s contribution is the same for all.

Our tax-qualified retirement plans include:

•	a combined 401(k) Savings Plan and ESOP,

•	a defined benefit pension plan with (i) a traditional final pay formula applicable to employees who were 49 years old with 15 years of service as of January 1, 2002, and (ii) a cash balance formula applicable to other employees hired prior to March 1, 2005, and

•	a profit sharing plan (as a component of the 401(k) plan) which is available to employees hired on or after March 1, 2005.

Our non-qualified retirement plans include a supplemental pension and savings (401(k)) plan for highly compensated employees. The combined 401(k) Savings Plan and ESOP and the pension/profit sharing plans are broad-based plans available to substantially all of our employees, including the NEOs. The supplemental retirement plans are offered to our highly paid employees, including our NEOs, to restore to them amounts to which they would be entitled under our tax qualified plans but which they are precluded from receiving under those plans by IRS limits. The supplemental retirement plans are unsecured obligations of the Company.

We established our ESOP at the time we converted from non-profit to for-profit status, in order to foster an ownership culture in the Company, and to strengthen the link between compensation and value created for stockholders. This plan has enabled our employees to hold an ownership interest in the Company as well as providing a stock vehicle for Company matching contributions to our 401(k) and profit sharing plans, which has allowed employees to monitor directly, and profit from, the increasing value of our stock since our conversion in 1997.

Use of Comparative Compensation Data

To ensure that our compensation levels remain reasonable and competitive, we have engaged Frederic W. Cook & Co., Inc., or Cook, to advise the Compensation Committee on executive compensation. We have used comparative data available from market surveys conducted by Cook as one component in our decision making process relating to the base salary and STI and LTI awards for our executive team. Cook most recently evaluated our executive compensation levels in the fall of 2008.

Employment Agreements

We do not currently have employment agreements with any of our NEOs. The Company expects to enter into an employment agreement with Mr. Coyne, pursuant to which Mr. Coyne will be entitled to receive an annual base salary of one million dollars ($1,000,000). Mr. Coyne will be eligible for an annual bonus of from 100% to 300% of his base salary, depending on the achievement of performance criteria to be established by the Compensation Committee. In addition, the employment contract entitles Mr. Coyne to receive annual option grants to purchase shares of Verisk’s Class A common stock. Each annual option grant would have a value (based upon a Black Scholes valuation) of between 150% and 450% of his base compensation.

Upon the completion of this offering, we expect to grant up to 3,750,000 shares (on a post-split basis) of our Class A common stock to our directors, officers and employees in the form of stock options, performance shares, performance unit awards, restricted shares or restricted stock awards. The employment agreement is expected to provide for Mr. Coyne to receive a portion of these shares in a special option grant upon completion of this offering.

The employment agreement provides that if Mr. Coyne’s employment is terminated by the Company without cause, or by him for good reason, he will be entitled to a severance payment equal to the lesser of (i) 400% of his current base compensation, paid in 24 monthly installments or (ii) monthly payments of 1/6th of his current base compensation for each month remaining from the date of termination to the end of the original term of his employment agreement (December 31, 2012).

Pursuant to the employment agreement, the Company would be obligated to indemnify Mr. Coyne to the fullest extent permitted by or authorized under the Company’s Certificate of Incorporation or Bylaws, or under applicable law.

We expect to enter into change of control agreements with each of our other NEOs, to become effective upon the consummation of this offering. We believe that these agreements are desirable to retain the services of these individuals in whom the Company has a significant investment.

Impact of prior equity awards on current compensation

In general, we do not take into account prior equity grants, ESOP balances or amounts realized on the exercise or vesting of prior option grants in determining the number of options to be granted, because we believe we should pay an annualized market value for an executive’s position, sized according to the performance level of the individual in the position. However, because our prior practice has been to grant equity awards to the CEO on an irregular basis, these factors have been considered in connection with Mr. Coyne’s compensation. We anticipate that beginning in 2010, Mr. Coyne will be considered for option awards annually, at the then-current fair market value of our shares, in the same manner as other NEOs. The Committee also considers prior equity grants (and related wealth accumulations) of executives in assessing the recruitment/retention risk for executives.

Stock Ownership Requirements for Executives

Senior executives are subject to minimum stock ownership requirements. The CEO is required to hold stock and in-the-money options with a value equal to 200% of his annual salary plus an STI target. The other NEOs are required to hold stock and in-the-money options with a value equal to 100% of their annual salary plus an STI target. This requirement must be met no later than the third anniversary of the executive’s first becoming an officer. As of June 30, 2009, Messrs. Coyne, Stephenson, Kevin Thompson and Anquillare each held common stock and in-the-money options in excess of the requirements. Mr. Kenneth Thompson joined the Company in 2006 and is required to satisfy the requirement in October 2009.

Executive Compensation and Benefits

The following table sets forth information concerning the compensation paid to and earned by the Company’s NEOs for the years ended December 31, 2007 and 2008.

2008 SUMMARY COMPENSATION TABLE

					Change in Pension
					Value and
				Non-Equity	Non-qualified
			Option	Incentive Plan	Deferred
			Awards ($)	Compensation ($)	Compensation	All Other
Name and Principal Position	Year	Salary ($)	(1)	(2)	Earnings ($)	Compensation ($)		Total ($)
Frank J. Coyne	2008	1,036,154	1,062,800	2,800,000	401,539	59,691	(3)	5,360,184
Chairman, President and	2007	898,654	1,062,800	2,000,000	300,610	80,907	(4)	4,342,971
Chief Executive Officer
Mark V. Anquillare	2008	303,462	445,530	400,000	86,594	10,641	(5)	1,246,227
Senior Vice President and	2007	256,769	247,512	300,000	63,668	11,868	(6)	879,817
Chief Financial Officer
Scott G. Stephenson	2008	451,539	923,841	675,000	92,011	49,758	(7)	2,192,149
Executive Vice President and	2007	419,812	644,107	600,000	83,782	52,386	(8)	1,800,087
Chief Operating Officer
Kenneth E. Thompson	2008	385,385	421,965	350,000	—	10,928	(9)	1,168,278
Senior Vice President,	2007	355,000	276,646	300,000	—	15,173	(10)	946,819
General Counsel and Corporate Secretary
Kevin B. Thompson	2008	246,538	293,961	220,000	46,356	11,230	(11)	818,085
Senior Vice President

(1)	The amounts in this column reflect the expense incurred for accounting purposes in accordance with FAS 123R for options granted in 2008 and prior years under the LTI plan. For a discussion of the assumptions used to calculate the amounts shown in this column, see note 2(j) of the notes to our audited consolidated financial statements included as part of this prospectus.

(2)	The amounts in this column are cash incentive awards under the STI plan in respect of performance for the years ended December 31, 2007 and 2008.

(3)	Amount includes $16,429 for life insurance premiums, a 401(k) matching contribution of $10,350 and $32,912 for costs of personal benefits, including club memberships, automobile allowance and reimbursement of personal travel expenses.

(4)	Amount includes $15,187 for life insurance premiums, a 401(k) matching contribution of $10,125 and $55,595 for costs of personal benefits, including club memberships of $44,439, and automobile allowance.

(5)	Amount includes a 401(k) matching contribution of $10,350.

(6)	Amount includes a 401(k) matching contribution of $11,625.

(7)	Amount includes a 401(k) matching contribution of $10,350 and $38,355 for costs of personal benefits, including commutation via commercial air carrier between the Company’s headquarters and the executive’s home and temporary living quarters near the Company’s headquarters of $25,891. Costs of commercial air travel were determined using average rates incurred for such travel.

(8)	Amount includes a 401(k) matching contribution of $10,125 and $41,291 for costs of personal benefits, including commutation via commercial air carrier between the Company’s headquarters and the executive’s home at a cost of $32,367, and temporary living quarters near the Company’s headquarters. Costs of commercial air travel were determined using average rates incurred for such travel.

(9)	Amount includes a 401(k) matching contribution of $10,350.

(10)	Amount includes a 401(k) matching contribution of $10,125.

(11)	Amount includes a 401(k) matching contribution of $10,263.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to the NEOs during the Company’s fiscal year ended 2008. We generally grant options in March or April, based on performance for the prior year. However, due to SEC regulations, the options shown in this table as granted in 2008 related to 2007 performance, and we consider them to be part of the NEOs’ 2007 compensation. The numbers shown in the following table do not take into account the approximately fifty-for-one split that will occur prior to the consummation of this offering.

2008 GRANTS OF PLAN BASED AWARDS

				All Other
			Estimated	Option			Grant Date
			Future Payouts	Awards:			Fair Value of
			Under Non-Equity	Number of	Exercise or		Stock and
			Incentive Plan	Securities	Base Price	Stock	Option
			Awards	Underlying	of Option	Value on	Awards
Name	Grant Date	Approval Date	Target ($)	Options	Awards ($/Sh)	Grant Date	($)

Frank J. Coyne			NA	—	—	—	—
Mark V. Anquillare	March 1, 2008	January 30, 2008	NA	4,000	862	862	818,880
Scott G. Stephenson	March 1, 2008	January 30, 2008	NA	5,500	862	862	1,125,960
Kenneth E. Thompson	March 1, 2008	January 30, 2008	NA	3,000	862	862	614,160
Kevin B. Thompson	March 1, 2008	January 30, 2008	NA	2,000	862	862	409,440

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning unexercised options, stock that has not vested and equity incentive plan awards for the NEOs as of the end of the Company’s fiscal year ended 2008. The numbers shown in the following table do not take into account the approximately fifty-for-one split that will occur prior to the consummation of this offering.

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards(1)
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option
	Date of	Options (#)	Options (#)	Exercise	Option
Name	Option Grant	Exercisable	Unexercisable	Price ($)	Expiration Date

Frank J. Coyne	July 1, 2000	10,000	—	100	July 1, 2010
	July 1, 2000	50,000	—	110	July 1, 2010
	December 18, 2002	75,000	—	155	December 18, 2012
	June 29, 2005	40,000	10,000	420	June 29, 2015
Mark V. Anquillare	March 1, 2001	1,250	—	92	March 1, 2011
	March 1, 2002	1,750	—	108	March 1, 2012
	March 1, 2003	5,000	—	144	March 1, 2013
	March 1, 2004	5,000	—	231	March 1, 2014
	March 1, 2005	1,875	625	437	March 1, 2015
	March 1, 2006	1,050	1,050	565	March 1, 2016
	March 1, 2007	525	1,575	755	March 1, 2017
	June 1, 2007	75	225	836	June 1, 2017
	March 1, 2008	—	4,000	862	March 1, 2018
Scott G. Stephenson	March 1, 2003	18,750	—	144	March 1, 2013
	March 1, 2004	13,000	—	231	March 1, 2014
	March 1, 2005	6,000	2,000	437	March 1, 2015
	March 1, 2006	2,700	2,700	565	March 1, 2016
	March 1, 2007	1,300	3,900	755	March 1, 2017
	March 1, 2008	—	5,500	862	March 1, 2018
Kenneth E. Thompson	October 2, 2006	2,000	2,000	681	October 2, 2016
	March 1, 2007	500	1,500	755	March 1, 2017
	March 1, 2008	—	3,000	862	March 1, 2018
Kevin B. Thompson	March 1, 2003	3,000	—	144	March 1, 2013
	March 1, 2004	3,000	—	231	March 1, 2014
	March 1, 2005	1,275	425	437	March 1, 2015
	March 1, 2006	900	900	565	March 1, 2016
	March 1, 2007	450	1,350	755	March 1, 2017
	March 1, 2008	—	2,000	862	March 1, 2018

(1)	The right to exercise stock options vests ratably on the first, second, third and fourth anniversaries of the date of grant for options granted to NEOs other than Mr. Coyne. A portion of Mr. Coyne’s options with an exercise price above the grant date fair market value vested immediately.

Option Exercises and Stock Vested

The following table sets forth information concerning each exercise of stock options and stock appreciation rights for the NEOs during 2008. No stock, restricted stock or restricted stock unit awards held by any NEO vested during 2008. The numbers shown in the following table do not take into account the approximately fifty-for-one split that will occur prior to the consummation of this offering.

2008 OPTION EXERCISES AND STOCK VESTED

Option Awards
Number of
	Shares Acquired	Value
	on Exercise	Realized on
Name	(#)	Exercise ($)

Frank J. Coyne	—	—
Mark V. Anquillare	—	—
Scott G. Stephenson	—	—
Kenneth E. Thompson	—	—
Kevin B. Thompson	2,674	2,350,446

Pension Plans

The following table sets forth information with respect to each plan that provides for payments or other benefits at, following, or in connection with retirement.

Employees hired prior to March 1, 2005 participate in the Pension Plan for Insurance Organizations, or PPIO, a multiple-employer pension plan in which we participate. The PPIO provides a traditional final pay formula pension benefit, payable as an annuity, to employees who were 49 years old with 15 years of service as of January 1, 2002. Effective January 1, 2002, this formula benefit was frozen for all eligible employees. Effective January 1, 2002, a cash balance pension benefit, also payable as an annuity, was established under the PPIO. Employees hired prior to January 1, 2002 receive their frozen traditional benefit as well as their cash balance benefit. Employees hired from January 1, 2002 to March 1, 2005 receive only the cash balance benefit. The Supplemental Cash Balance Plan and Supplemental Executive Retirement Plan, or the Supplemental Plan, provides a benefit to which the participant would be entitled under the PPIO but which is subject to caps imposed by IRS regulations. Employees hired on or after March 1, 2005 are not eligible to participate in the PPIO or the Supplemental Plan.

2008 PENSION BENEFITS

		Number of Years	Present Value of	Payments During
		Credited Service	Accumulated Benefit	Last Fiscal Year
Name	Plan Name	(#)	($)	($)

Frank J. Coyne	PPIO	10	170,267	—
	Supplemental Plan	10	1,759,182	—
Mark V. Anquillare	PPIO	17	205,114	—
	Supplemental Plan	17	149,744	—
Scott G. Stephenson	PPIO	8	105,221	—
	Supplemental Plan	8	326,815	—
Kenneth E. Thompson		NA	NA	NA
Kevin B. Thompson	PPIO	35	698,377	—
	Supplemental Plan	35	305,894	—

Nonqualified Deferred Compensation Table

The following table sets forth information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

2008 NONQUALIFIED DEFERRED COMPENSATION

					Aggregate
	Executive	Registrant	Aggregate	Aggregate	Balance
	Contributions	Contributions	Earnings	Withdrawals/	at End of
	in Last FY	in Last FY	in Last FY	Distributions	Last FY
Name	($)(1)	($)	($)	($)	($)

Frank J. Coyne	48,369	1,275	—	—	749,566
Mark V. Anquillare	5,638	682	—	—	128,571
Scott G. Stephenson	13,523	1,275	3,373	—	154,583
Kenneth E. Thompson	9,323	1,151	—	—	22,561
Kevin B. Thompson	111,392	1,362	13,044	—	571,594

(1)	All amounts shown are also shown in the Executive Compensation and Benefits table in the “Salary” and/or “Non-Equity Incentive Plan Compensation” column.

2008 Potential Payments upon Termination or Change in Control

There are no agreements or arrangements in place applicable to the NEOs (other than Mr. Coyne) relating to payments upon termination or change of control, other than severance payments upon termination (other than for cause) available to all salaried employees.

Mr. Coyne’s employment agreement with the Company is in negotiation. It is expected to provide that in the event Mr. Coyne’s employment agreement is involuntarily terminated by the Company without cause or is voluntarily terminated by Mr. Coyne for “good reason”, he will be entitled to (i) any unpaid salary (ii) any unpaid bonus earned prior to the termination (iii) a pro-rata portion of his incentive award and (iv) a separation payment equal to the lesser of (a) 400% of his current base compensation, paid in 24 monthly installments or (b) monthly payments of 1/6th of his current base compensation for each month remaining from the termination date to the end of the original term of the agreement (December 31, 2012). If Mr. Coyne’s employment terminates as a result of his death or disability, the agreement is expected to provide for similar payments, except for clause (iv), which would not be paid. In the event of his disability, he would be paid a lump sum payment of 200% of his then current base compensation, plus his minimum target incentive award for the year of termination.

The employment agreement with Mr. Coyne provides that if Mr. Coyne’s employment is terminated by the Company without cause or by him for good reason within two years following a change of control, as defined in section 409A of the Code, the payment described in clause (iv) would be paid in lump sum and the payment referred to in clause (iii) would be equal the minimum target incentive award.

Receipt of these benefits would be conditioned upon Mr. Coyne executing a general release of claims against the Company, and complying with confidentiality, non-compete and nonsolicitation agreements.

If Mr. Coyne’s employment is terminated for cause, the Company will have no other obligations under his employment agreement except to pay any unpaid salary and unpaid bonus.

In addition, we expect that, prior to completion of this Offering, the Company will enter into Severance Agreements with the other NEOs currently employed by the Company. These agreements will incorporate provisions for payments to be made to the NEOs upon termination of their employment. Payments will be due in the event the executive’s employment is involuntarily terminated by the Company without cause, or is voluntarily terminated by the executive for “good reason,” which will be defined in the agreements, within a two-year period following a “change of control.”

We expect these agreements to provide that, upon a qualifying termination event, a NEO (other than Mr. Coyne) will be entitled to:

(i)	a pro rata STI award;

(ii)	a severance payment equal to the executive’s base salary plus a target bonus amount times two;

(iii)	continuation of health benefits (at the executives expense) for 18 months; and

(iv)	immediate vesting of any remaining unvested options.

The severance and pro rata bonus amounts will be payable in cash, in a lump sum. Receipt of these benefits is conditioned upon the executive executing a general release of claims against the Company, and complying with confidentiality, non-compete and nonsolicitation agreements for a period of 24 months. If these agreements had been in place at December 31, 2008, in the event of a qualifying termination Mr. Stephenson would be entitled to cash payments totaling $1,540,000, Mr. Anquillare would be entitled to cash payments totaling $1,050,000, Mr. Kenneth E. Thompson would be entitled to cash payments totaling $1,312,500, and Mr. Kevin B. Thompson would be entitled to cash payments totaling $840,000. The Compensation Committee retained Frederic W. Cook & Co. to assist in determining the appropriate benefit levels and triggering events to be included in these agreements. The benefit levels and triggering events expected to be included in the agreements described above are based on prevailing market compensation practices.

Verisk Analytics, Inc. 2009 Equity Incentive Plan

We expect to adopt the Verisk Analytics, Inc. 2009 Equity Incentive Plan, or the Incentive Plan. The Incentive Plan will replace the Insurance Services Office, Inc. 1996 Incentive Plan, or the 1996 Plan, pursuant to which LTI awards are currently granted. The purposes of the Incentive Plan are to assist us in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors who are expected to contribute to our success and to achieve long-term objectives that will benefit our stockholders.

Shares Available.             shares of our common stock may be subject to awards under the Incentive Plan. The shares may be subject to adjustment in the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the shares. If any shares subject to an award are forfeited, an award expires or otherwise terminates without issuance of shares, or an award is settled for cash or does not result in the issuance of shares, the shares will again be available for issuance under the Incentive Plan.

Subject to adjustment as described above, a total of           shares may be granted as Incentive Stock Options under the Incentive Plan, and no more than           shares may be subject to Options or SARs granted to any Participant during any 36-month period. No Participant may earn more than           shares under Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards or Other Share Based Awards in any 36-month period if such Awards are intended to comply with Section 162(m) of the Code and are denominated in Shares.

Eligibility.  Employees, directors and consultants are eligible for awards under the Incentive Plan. The compensation committee may also grant substitute awards in connection with acquisitions and business combinations.

Administration.  The compensation committee of our board will oversee the administration of the Incentive Plan. The compensation committee will have the authority to interpret the Incentive Plan and make all determinations necessary or desirable for the administration of the Incentive Plan. The compensation committee will have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award.

Forms of Awards.  Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) SARs, (iii) restricted stock, (iv) restricted stock units or RSUs (v) performance awards (vi) other share-based awards and (vii) cash.

Options.  Options are rights to purchase shares of our common stock at a price and during a period determined by the compensation committee. The exercise price of an option will not be less than the fair market value of our common stock on the date of the option grant. Options generally expire no later than 10 years after the date of grant except in the event of death or disability (other than with respect to an incentive stock option).

SARs.  A SAR entitles the participant to receive, upon exercise, an amount equal to the excess of (i) the fair market value of one share of our common stock on the date of exercise (or such amount less than such fair market value as the compensation committee will determine at any time during a specified period before the date of exercise) over (ii) the grant price of the SAR on the date of grant. The compensation committee may provide SARs in tandem with options, in tandem with any award (other than an option) or without regard to any option or other award. The Compensation committee determines whether payment of a SAR will be made in cash, in whole shares or other property.

Restricted Stock/RSUs.  Restricted stock is any share issued with the restriction that the participant may not sell, transfer, pledge or assign such share and with such other restrictions as the compensation committee, in its sole discretion, may impose. A RSU is an award that is valued by reference to a share, which value may be paid to the participant by delivery of shares, cash or other property as determined by the compensation committee. Restrictions on restricted shares and RSUs may lapse separately or in combination at such times, in installments or otherwise, as the compensation committee deems appropriate.

Performance Awards.  Performance awards are the award of cash or units (valued by reference to shares or other property) which will be earned by the participant upon the achievement of performance goals established by the compensation committee. The compensation committee will determine the performance criteria to be achieved during any performance period and the length of the performance period. Performance awards may be paid in cash, shares or other property as will be determined by the compensation committee.

Other Share-Based Awards.  The Incentive Plan authorizes the grant of awards that are options, restricted shares, RSUs or other performance awards that are valued in whole or in part by reference to, or are otherwise based on shares or other share-based awards. Other share-based awards will also be available as a form of payment of other awards granted under the Incentive Plan and other earned cash-based compensation.

Code Section 162(m) Provisions.  If the compensation committee determines that a restricted stock award, a RSU, a performance award or an other share-based award is intended to be subject to the Code Section 162(m) provisions of the Incentive Plan, the lapsing of restrictions thereon and the distribution of cash, shares or other property, as applicable, will be subject to the achievement of one or more objective performance goals established by the compensation committee, which will be based on the attainment of specified levels of one or any combination of the following performance goals: (i) net sales; (ii) revenue; (iii) revenue growth or product revenue growth; (iv) operating income; (v) pre- or after-tax income, earnings per share, net income; (vi) return on equity; (vii) total shareholder return; (viii) return on assets or net assets; (ix) appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of ours; (x) market share; gross profits; (xi) earnings; (xii) economic value-added models or equivalent metrics; (xiii) comparisons with various stock market indices; (xiv) reductions in costs; (xv) cash flow or cash flow per share; (xvi) return on capital; (xvii) cash flow return on investment; (xviii) improvement in or attainment of expense levels or working capital levels; (xiv) operating margins, gross margins or cash margin; (xx) year-end cash; (xxi) debt reduction; (xxii) stockholder equity; (xxiii) research and development achievements; (xxiv) manufacturing achievements; (xxv) regulatory achievements; (xxvi) passing pre-approval inspections; (xxvii) clinical achievements; (xxviii) strategic partnerships or transactions; (xxix) supply chain achievements; (xxx) co-development, co-marketing, profit sharing, joint venture or other similar arrangements); (xxxi) financing and other capital raising transactions; (xxxii) factoring transactions; sales or licenses of our assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions; and (xxxiii) measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel.

The performance goals also may be based solely by reference to our or a subsidiary’s performance, or the performance of a division, business segment or business unit of ours. The performance goals may also be based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The compensation committee may also exclude charges related to an event or occurrence which the compensation committee determines should appropriately be excluded, including the following: (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to our operations or not within the reasonable control of our management, or (iii) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

The performance goals will be set by the compensation committee and will comply with the requirements of Section 162(m) of the Code. With respect to a restricted stock award, RSU award, performance award or other share-based award that is subject to the 162(m) provisions of the Incentive Plan the compensation committee may adjust downwards, but not upwards, the amount payable pursuant to such award. The compensation committee may not waive the achievement of the applicable performance goals, except in the case of the death or disability or as otherwise determined by the compensation committee. The compensation committee can impose such other restrictions on awards as it may deem necessary or appropriate to ensure that such awards satisfy all requirements for “performance-based compensation” within the meaning of Section 162(m) of the Code.

Change in control.  The compensation committee will determine and provide in the award agreement the effect, if any, of an award in the event of a change in control.

Termination of Employment.  The compensation committee will determine and set forth in each award agreement whether any awards granted in such award agreement will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after the date that a participant ceases to be employed by or to provide services to us (including as a director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant’s employment or services will be determined by the compensation committee, which determination will be final.

Transferability of Awards.  No award and no shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, can be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution. Awards may be exercised during the life of the participant only by the participant or the participant’s guardian or legal representative. A participant may assign or transfer an award to a permitted assignee provided that such permitted assignee will be bound by and subject to all of the terms and conditions of the Incentive Plan and the award agreement. A permitted assignee includes (i) the participant’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) to a trust for the benefit of one or more of the participant or the persons referred to in clause (i), or (iii) to a partnership, limited liability company or corporation in which the participant or the persons referred to in clause (i) are the only partners, members or shareholders. The permitted assignee will execute an agreement satisfactory to us evidencing such obligations and provided further that such participant will remain bound by the terms and conditions of the Incentive Plan. We will cooperate with any permitted assignee and our transfer agent in effectuating any permitted transfers.

Compliance with Section 409A.  To the extent that the terms of any award held by a participant who is subject to United States Federal income tax requires or permits installment or deferred payment of such award resulting in a “deferral of compensation” within the meaning of Section 409A (a “Section 409A Award”), the award will be subject to additional terms and conditions as provided under the Incentive Plan. These additional terms and conditions of the Incentive Plan are designed to make Section 409A Awards comply with Section 409A and avoid its adverse tax consequences. Generally the Incentive Plan requires that deferral elections and subsequent distributions of deferred compensation must comply with Section 409A.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as the Compensation committee may determine.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the Incentive Plan.

Federal income tax consequences of Awards.  There will be no federal income tax consequences to the participant or us upon the grant of an Option under the Incentive Plan. Upon exercise of an Option that is not an Incentive Stock Option, a participant generally will recognize ordinary income in an amount equal to (i) the fair market value, on the date of exercise, of the acquired Shares; less (ii) the exercise price of the Option. We will generally be entitled to a tax deduction in the same amount.

Upon the exercise of an Incentive Stock Option, a participant recognizes no immediate taxable income. Income recognition is deferred until the participant sells the Shares. If the Option is exercised no later than three months after the termination of the participant’s employment, and the participant does not dispose of the shares acquired pursuant to the exercise of the Option within two years from the date the Option was granted and within one year after the exercise of the Option, the gain on the sale will be treated as long-term capital gain. We are not entitled to any tax deduction with respect to the grant or exercise of Incentive Stock Options, except that if the Shares are not held for the full term of the holding period outlined above, the gain on the sale of such Shares, being the lesser of: (i) the fair market value of the Shares on the date of exercise minus the option price or (ii) the amount realized on disposition minus the exercise price, will be taxed to the participant as ordinary income and, we will generally be entitled to a deduction in the same amount. The excess of the fair market value of the Shares acquired upon exercise of an Incentive Stock Option over the exercise price therefor constitutes a tax preference item for purposes of computing the “alternative minimum tax” under the Code.

There will be no federal income tax consequences to either the participant or us upon the grant of a SAR. However, the participant generally will recognize ordinary income upon the exercise of a SAR in an amount equal to the aggregate amount of cash and the fair market value of the Shares received upon exercise. We will generally be entitled to a deduction equal to the amount includible in the participant’s income.

There will be no federal income tax consequences to either the participant or us upon the grant of Restricted Shares until expiration of the restricted period and the satisfaction of any other conditions applicable to the Restricted Shares. At that time, the participant generally will recognize taxable income equal to the then fair market value for the Shares. We will generally be entitled to a corresponding deduction.

There will be no federal income tax consequences to the participant or us upon the grant of Performance Awards, Restricted Share Units or other Share Based Awards. Participants generally will recognize taxable income at the time when such Awards are paid or settled in an amount equal to the aggregate amount of cash and the fair market value of Shares acquired. We will generally be entitled to a deduction equal to the amount includible in the participant’s income.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indebtedness of Directors and Management

As of the date of this offering, we do not have any loans outstanding with any director or executive officer. Prior to this offering, we loaned money to certain of our directors and employees, including certain executive officers, to enable them to exercise their options to purchase our Class A common stock. These loans were made pursuant to promissory notes and stock pledge agreements, whereby the director or employee pledged shares issued upon the exercise of the options in order to secure repayment of the loan amount. In addition to the shares pledged as collateral, the Company would have full recourse to the personal assets of the borrower in the event of default.

The loans were made in an amount equal to the purchase price of the Class A common stock and, in some cases, the amount of income tax payable upon exercise of the option. The loans had terms ranging from three to nine years and interest rates based on the Internal Revenue Service applicable federal rates. Payments of the principal and interest were deferred until the end of the loan terms.

The following table sets forth information concerning the indebtedness owed by our directors and executive officers over the previous three years. The amounts noted at each date below represent the largest aggregate amount of indebtedness outstanding at any time during that period, except that the amounts for December 31, 2008 represent the amount outstanding on that date.

	Year Ended	Year Ended	Year Ended	As of
	December 31, 2006	December 31, 2007	December 31, 2008	June 30, 2009
	(In thousands)

Frank J. Coyne	$6,449	$—	$—	$—
Scott G. Stephenson	5,160	5,323	—	—
Mark V. Anquillare	503	519	—	—
Carole J. Banfield	4,193	4,930	—	—
Vincent Cialdella	766	1,428	—	—
Kevin B. Thompson	315	—	—	—
Glen A. Dell	2,496	3,107	—	—
Henry J. Feinberg	1,727	1,791	—	—
John F. Lehman	1,991	2,054	—	—
Arthur J. Rothkopf	1,862	1,921	—	—
Barbara D. Stewart	438	457	—	—
David B. Wright	489	511	—	—
Kenneth G. Geraghty(1)	8,716	10,588	—	—

(1)	Mr. Geraghty was Chief Financial Officer of the Company until termination of his employment effective March 8, 2007.

All of our loans outstanding with our directors and executive officers have been repaid. On January 2, 2007 and April 2, 2007, Frank J. Coyne repaid loans in the amounts of $3.8 million and $2.5 million, plus interest of $0.2 million and $0.1 million, respectively. On August 7, 2008, Scott G. Stephenson repaid loans in the amount of $4.7 million, plus interest of $0.7 million. On August 7, 2008, Mark V. Anquillare repaid loans in the amount of $0.5 million, plus interest of $66 thousand. On August 7, 2008, Carole J. Banfield repaid a loan in the amount of $5.2 million, plus interest of $0.6 million. On August 7, 2008, Vincent Cialdella repaid a loan in the amount of $1.3 million, plus interest of $0.1 million. On April 26, 2006, Kevin B. Thompson repaid loans in the amount of $0.3 million, plus interest of $13 thousand. On August 7, 2008, Glen A. Dell repaid a loan in the amount of $2.7 million, plus interest of $0.4 million. On April 4, 2008, Henry J. Feinberg repaid a loan in the amount of $1.5 million, plus interest of $0.3 million. On August 7, 2008, John F. Lehman repaid loans in the amount of $1.8 million, plus interest of $0.3 million. On August 7, 2008, Arthur J. Rothkopf repaid loans in the amount of $1.6 million, plus interest of $0.3 million. On August 7, 2008, Barbara D. Stewart repaid a loan in the amount of $0.4 million, plus interest of $46 thousand. On August 7, 2008, David B. Wright repaid loans in the amount of $0.4 million, plus interest of $82 thousand. On January 2, 2008, Kenneth G. Geraghty repaid loans in the amounts of $9.6 million, plus interest of $1.0 million.

Share Repurchases

Pursuant to the terms of the 1996 Plan, holders of our Class A common stock, including directors and executive officers, had a right to require us to repurchase their shares at the then-current value on the date of repurchase. This right terminates upon completion of this offering. Since January 1, 2006, we have repurchased 279,151 shares of Class A common stock (on a pre-split basis) from our ESOP for an aggregate amount of $215 million. As specified in the 1996 Plan, the price per share paid for such repurchases, which ranged from $565 to $892 per share, was equal to the value of our Class A common stock as most recently established prior to the date of each repurchase pursuant to our ESOP. Since January 1, 2006, we have repurchased Class A common stock from our directors, executive officers and holders of greater than five percent of our Class A common stock for the following aggregate amounts:

	Year Ended	Year Ended	Year Ended	Six Months Ended
	December 31, 2006	December 31, 2007	December 31, 2008	June 30, 2009
	(In thousands)

Frank J. Coyne	$26,931	$16,436	$—	$—
Scott G. Stephenson	—	—	6,505	—
Carole J. Banfield	2,511	8,060	5,447	—
Vincent Cialdella	838	413	1,923	—
Kevin B. Thompson	1,971	2,525	3,039	—
Glen A. Dell	594	62	2,031	—
Henry J. Feinberg	—	—	13,417	—
John F. Lehman, Jr.	—	—	3,815	—
Arthur J. Rothkopf	—	—	8,987	—
David B. Wright	978	—	—	—
Kenneth G. Geraghty(1)	—	916	62,993	—
Fred R. Marcon(2)	10,438	6,019	83,256	—

(1)	Mr. Geraghty was our Chief Financial Officer until termination of his employment effective March 8, 2007.

(2)	Mr. Marcon was our Chairman and Chief Executive Officer and was the beneficial owner of greater than 5% of our Class A common stock.

We have also, from time to time, repurchased shares of our Class B common stock. Since January 1, 2006, we have not repurchased any Class B common stock from any stockholder that owns greater than five percent of our Class B common stock.

Customer Relationships

The stockholders who own greater than five percent of our Class B common stock purchase solutions from both our Risk Assessment and Decision Analytics segments. They purchase our solutions in the ordinary course of business pursuant to agreements on terms substantially similar and not more favorable to those in our agreements with other customers purchasing the same solutions. The agreements provide them with a non-exclusive non-transferable license to use our solutions and are in effect until the customer chooses to discontinue the use our solutions. Our customers provide us with data in connection with some of the solutions they purchase from us. Stockholders who own greater than five percent of our Class B common stock provide us with data in connection with those solutions on terms substantially similar and not more favorable to those under which our other customers supply us similar data.

We received fees from the Hartford Financial Services Group, Inc. of $16.0 million, $16.4 million, and $14.0 million for the years ended December 31, 2006, 2007 and 2008, respectively, and $6.9 million and $7.5 million for the six months ended June 30, 2008 and 2009, respectively. We received fees from The Travelers Companies, Inc. of $29.3 million, $31.0 million, and $31.8 million for the years ended December 31, 2006, 2007 and 2008, respectively and $15.4 million and $17.2 million for the six months ended June 30, 2008 and 2009, respectively. Samuel G. Liss, one of our Class B directors, is Executive Vice President of The Travelers Companies. We received fees from CNA Financial Corporation of $9.7 million, $9.3 million, and $10.6 million for the years ended December 31, 2006, 2007 and 2008, respectively and $5.2 million and $5.2 million for the six months ended June 30, 2008 and 2009, respectively. Thomas F. Motamed, one of our Class B directors, is the Chairman of the Board and Chief Executive Officer of CNA Financial Corporation. We received fees from American Financial Group, Inc. of $4.3 million, $4.5 million, and $5.6 million for the years ended December 31, 2006, 2007 and 2008, respectively and $2.8 million and $2.9 million for the six months ended June 30, 2008 and 2009, respectively. We received fees from American International Group, Inc. of $18.9 million, $16.7 million, and $18.6 million for the years ended December 31, 2006, 2007 and 2008, respectively and $9.1 million and $10.3 million for the six months ended June 30, 2008 and 2009, respectively. We received fees from ACE Group Holdings, Inc. of $5.6 million, $6.4 million, and $7.4 million for the years ended December 31, 2006, 2007 and 2008, respectively and $3.7 million and $3.9 million for the six months ended June 30, 2008 and 2009, respectively. We received fees from Berkshire Hathaway Group of $1.8 million, $2.0 million and $2.3 million for the years ended December 31, 2006, 2007 and 2008, respectively, and $1.0 and $1.1 million for six months ended June 30, 2008 and 2009, respectively.

We also purchase insurance coverage in the ordinary course of business from certain of our stockholders who own greater than five percent of our Class B common stock. We paid insurance coverage premiums to CNA Financial Corporation of $0.3 million, $0.3 million, and $0.3 million for the years ended December 31, 2006, 2007, and 2008 respectively and $0.1 million and $0.1 million for the six months ended June 30, 2008 and 2009, respectively. We paid insurance coverage premiums to American International Group, Inc. of $1.5 million, $0.5 million, and $0.6 million for the years ended December 31, 2006, 2007, and 2008, respectively and $0.3 million and $0.0 million for the six months ended June 30, 2008 and 2009, respectively. We also paid insurance coverage premiums to Brown & Brown, Inc. of $2.6 million, $2.5 million, and $2.5 million for the years ended December 31, 2006, 2007, and 2008, respectively, and $2.2 million and $2.2 million for the six months ended June 30, 2008 and 2009, respectively. J. Hyatt Brown, a Class A director, is the Chairman of the Board and former Chief Executive Officer of Brown & Brown, Inc.

Letter Agreements

We have entered into letter agreements with each of our directors and executive officers whereby they have agreed that 50% of their Class A common stock not previously sold in a registered public offering may not be sold until 18 months after the closing of this offering and the remaining percentage of their shares not previously sold in a registered public offering may not be sold until 24 months after the closing of this offering. In addition, our directors and executive officers have agreed that during the time periods described above, they will not execute any hedging agreement or swap or any other arrangement that transfers or disposes of, directly or indirectly, any of their shares or any securities convertible into or exercisable or exchangeable for such stock or any of the economic consequences of ownership of their shares, whether settled in cash or stock. Any of our directors or executive officers having reached the age of 70 will no longer be restricted from selling their shares pursuant to such letter agreements.

Family Relationships

We employ Michael Coyne as Executive Vice President of our Verisk Healthcare subsidiary. From March 27, 2006 to March 9, 2008 Mr. Coyne was the chief operating officer of DXCG, Inc., a predecessor to Verisk Healthcare. Mr. Coyne received salary and bonus of $172,877, $226,615 and $269,808 in the aggregate for each of the years ended December 31, 2006, 2007 and 2008, respectively, and received options to purchase 760 shares and 400 shares of our Class A common stock in 2007 and 2008, respectively. Mr. Coyne is the son of Frank J. Coyne, our Chairman of the Board of Directors, President and Chief Executive Officer. We believe that the compensation paid to Mr. Coyne was comparable with compensation paid to other employees with similar levels of responsibility and years of service.

We employ Christine Pia as Associate Counsel in our Law Department. Ms. Pia received salary of $55,288, $146,535 and $148,138 for the five months ended December 31, 2006 and the years ended December 31, 2007 and 2008, respectively. Ms. Pia is the daughter of Frank J. Coyne, our Chairman of the Board of Directors, President and Chief Executive Officer. We believe that the compensation paid to Ms. Pia was comparable with compensation paid to other employees with similar levels of responsibility and years of service.

ESOP

We established an ESOP funded with intercompany debt that includes 401(k), ESOP and profit sharing components to provide employees with equity participation. The trustee of the ESOP is GreatBanc Trust Company. The ESOP owns greater than five percent of our Class A common stock. We make quarterly cash contributions to the plan equal to the debt service requirements. As the debt is repaid, shares are released to the ESOP to fund 401(k) matching and profit sharing contributions and the remainder is allocated annually to active employees in proportion to their eligible compensation in relation to total participant eligible compensation. The amount of our ESOP costs recognized for the years ended December 31, 2006, 2007 and 2008 were $18.5 million, $22.2 million and $22.3 million, respectively and $11.6 million and $10.7 million for the six months ended June 30, 2008 and 2009, respectively.

Voting rights with respect to shares of our Class A common stock owned by the ESOP are exercised by the trustee of the ESOP. Prior to the completion of this offering, in the case of a corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, or sale of substantially all assets, the trustee was required to vote shares allocated to an ESOP participant’s account as directed by the ESOP participant. For shares of stock not allocated to a participant’s account, and for all other corporate matters, the shares were voted in accordance with the discretion of the trustee. Upon completion of this offering, the trustee will vote shares allocated to an ESOP participants’ account as directed by the ESOP participant for all matters submitted to a vote of our Class A stockholders. Shares of stock not allocated to a participant’s account will continue to be voted in accordance with the discretion of the trustee.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written statement of policy regarding transactions with related persons. Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the corporate secretary any “related person transaction” (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The corporate secretary will then promptly communicate that information to the board of directors or the designated board committee. No related person transaction will be consummated without the approval or ratification of the board of directors or any committee of the board of directors consisting exclusively of disinterested directors. The board of directors has initially designated the Nominating and Corporate Governance Committee to approve any related person transaction. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A common stock and Class B common stock as of          , 2009 (on a post-split basis), by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	each of the selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Number of Shares Being Offered.”

In accordance with the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of          , 2009. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on           shares of Class A common stock and shares of Class B common stock outstanding as of          , 2009. Unless otherwise indicated, the address for each listed stockholder is: c/o Verisk Analytics, Inc., 545 Washington Boulevard, Jersey City, New Jersey, 07310-1686. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

Shares Beneficially
Owned After the Offering(2)
	Class of Our	Shares Beneficially Owned Before		Number	Common Stock
Name and Address of	Common	the Offering		of Shares	Beneficially
Beneficial Owner	Stock	Number	Percent	Being Offered(1)	Owned	Percent

Principal Stockholders:
Employee Stock Ownership Plan
The Hartford Financial Services Group, Inc.
The Travelers Companies, Inc.
CNA Financial Corporation
American Financial Group, Inc.
American International Group, Inc.
ACE Group Holdings, Inc.
Berkshire Hathaway Group
Directors and Executive Officers:
Frank J. Coyne
Scott G. Stephenson
Mark V. Anquillare
Kenneth E. Thompson
Carole J. Banfield
Vincent Cialdella
Kevin B. Thompson

Shares Beneficially
Owned After the Offering(2)
	Class of Our	Shares Beneficially Owned Before		Number	Common Stock
Name and Address of	Common	the Offering		of Shares	Beneficially
Beneficial Owner	Stock	Number	Percent	Being Offered(1)	Owned	Percent

J. Hyatt Brown
Glen A. Dell
Christopher M. Foskett
Constantine P. Iordanou
John F. Lehman, Jr.
Samuel G. Liss
Andrew G. Mills
Thomas F. Motamed
Arthur J. Rothkopf
David B. Wright
All 18 directors and executive officers as a group

(1)	Class B common stock sold in this offering will be automatically converted into Class A common stock.

(2)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

Following this offering, our authorized capital stock will consist of 1,200,000,000 shares of Class A common stock, par value $0.001 per share, 800,000,000 shares of Class B common stock, par value $0.001 per share, sub-divided into the following two series of Class B common stock: (1) 400,000,000 shares of Class B (Series 1) common stock and (2) 400,000,000 shares of Class B (Series 2) common stock, and 80,000,000 shares of preferred stock, par value $0.001 per share.

The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and the descriptions are qualified by reference to those documents. Please refer to the more detailed provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the Securities and Exchange Commission as exhibits to our registration statement and applicable law.

Common Stock

Voting Rights

Holders of our common stock have the sole right and power to vote on all matters on which a vote of stockholders is to be taken, except as provided by statute or resolution of our board of directors in connection with the issuance of preferred stock in accordance with our Amended and Restated Certificate of Incorporation. The holders of Class A common stock and Class B common stock generally have identical rights, except that only holders of Class A common stock are entitled to vote on the election of Class A directors and only holders of Class B common stock are entitled to vote on the election of Class B directors.

From the consummation of this offering of our Class A common stock until the earlier of (a) the 24-month anniversary of the date of this prospectus or (b) the date on which there are no shares of Class B common stock issued and outstanding, the amendment of certain of the provisions in our amended and restated certificate of incorporation will require the affirmative vote of at least two-thirds of the votes cast thereon by the outstanding shares of each of the Class A common stock and the Class B common stock, voting separately as a class. These provisions include certain of the limitations described below under “— Dividend Rights,” “— Liquidation Rights,” “— Transfer Restrictions,” “— Conversion,” “— Beneficial Ownership Limitations” and “Anti-Takeover Effects of Delaware Law — Staggered Boards.” From and after the earlier of the events described above, the amendment of the provisions described below under “— Beneficial Ownership Limitations” in our amended and restated certificate of incorporation will require the affirmative vote of at least two-thirds of the voting power of the outstanding shares of common stock.

Dividend Rights

Our Class A common stock and Class B common stock will share equally (on a per share basis) in any dividend declared by our board of directors, subject to any preferential or other rights of any outstanding preferred stock and to the distinction that any stock dividends will be paid in shares of Class A common stock to the holders of our Class A common stock and in shares of Class B common stock to the holders of our Class B common stock.

Liquidation Rights

Upon liquidation, dissolution or winding up, our Class A common stock and Class B common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.

Transfer Restrictions

Shares of our Class B (Series 1) common stock are not transferable until 18 months after the date of this prospectus. Shares of our Class B (Series 2) common stock are not transferable until 24 months after the date of this prospectus. Upon the consummation of this offering, the above described limitations on transfer are, however, subject to the following exceptions:

•	any transfer to us by any person or entity;

•	any transfer of any shares of Class B common stock of either series to any other holder of Class B common stock or its affiliate;

•	any transfer of any shares of Class B common stock of any applicable series to an affiliate of such holder; and

•	any transfer by a holder of Class B common stock to any person that succeeds to all or substantially all of the assets of such holder, whether by merger, consolidation, amalgamation, sale of substantially all assets or other similar transactions.

Our board of directors may approve exceptions to the limitation on transfers of our Class B common stock in their sole discretion, in connection with the sale of such Class B common stock in a public offering registered with the Securities and Exchange Commission or in such other limited circumstances as our board of directors may determine. Any Class B common stock sold to the public will first be converted to Class A common stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock. Each share of Class B (Series 1) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock 18 months after the date of this prospectus. Each share of Class B (Series 2) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock 24 months after the date of this prospectus. The conversion rate applicable to any conversion of shares of our Class B common stock shall always be one-to-one (i.e., one share of Class B common stock will, upon transfer, be converted into one share of Class A common stock).

Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

No conversions of shares of Class B common stock will be effected prior to the expiration of the transfer restrictions described under “— Transfer Restrictions,” although our board of directors may make exceptions to such transfer restrictions.

Beneficial Ownership Limitations

Our amended and restated certificate of incorporation will prohibit any insurance company from beneficially owning more than ten percent of the aggregate outstanding shares of our common stock. If any transfer is purportedly effected which, if effected, would result in a violation of this limitation, the intended transferee will acquire no rights in respect of the shares in excess of this limitation, and the purported transfer of such number of excess shares will be null and void. In this context an insurance company means any insurance company whose primary activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies or any other entity controlling, controlled by or under common ownership, management or control with such insurer or reinsurer

Preferred Stock

The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Anti-Takeover Effects of Delaware Law

Following consummation of this offering, we will be subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer the our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Advance Notice of Proposals and Nominations

Our bylaws establish advance notice procedures with regard to stockholders’ proposals relating to the nomination of candidates for election as directors or other business to be brought before meetings of its stockholders. These procedures provide that notice of such stockholders’ proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Limits on Written Consents

Our amended and restated certificate of incorporation prohibits stockholder action by written consent.

Limits on Special Meetings

Our amended and restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our board of directors, the chairman of the board, the Chief Executive Officer, the President or our Secretary.

Staggered Boards

Our board of directors is divided into three classes serving staggered terms. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation. From the date of this prospectus until the earlier of (a) the 24-month anniversary of the date of this prospectus or (b) the date on which there are no shares of Class B common stock issued and outstanding, our board of directors will consist of between 11 and 13 directors, and will be comprised as follows:

•	between eight to ten Class A directors; and

•	three Class B directors.

Vacancies on our board of directors among the Class A directors will be filled by a majority of the remaining Class A directors and vacancies among the Class B directors will be filled by a majority of the remaining Class B directors.

From and after the earlier of the events described above, there will no longer be Class B directors, and each director will be elected for a three-year term by the holders of a plurality of the votes cast by the holders of shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the election of the directors.

Listing

We expect to list our Class A common stock on the New York Stock Exchange under the symbol “VA.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Class A common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the Company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances or to non U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, partnership and other pass-through entities, stockholders or beneficiaries of non-U.S. holders, broker-dealers, persons subject to the alternative minimum tax, persons that receive the common stock of the Company as compensation, or persons that hold the common stock of the Company as part of a hedge, straddle, conversion transaction, synthetic security or other integrated investment. Furthermore, this discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from the current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. To the extent the distributions exceed the current and accumulated earnings and profits of the Company, such distributions will constitute a return of capital and will first reduce a holder’s adjusted tax basis in its common stock and, thereafter, will be treated as capital gain. Distributions that constitute dividends for U.S. federal income tax purposes that are paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Effectively connected dividends, net of certain deductions and credits, will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower rate provided by any applicable income tax treaty).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income treaty providing otherwise, or

•	the Company is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Gain that is effectively connected with a U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation with effectively connected gains may also be subject to additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. This information also may be made available to the tax authorities in the non-U.S. holder’s country of residence. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding with respect to payments of dividends and the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty generally should also satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Federal Estate Tax

Individual non-United States Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have           shares of Class A common stock outstanding, assuming no exercise of any options and warrants outstanding as of          , 2009, and shares of Class B common stock outstanding. Of these shares,           shares of Class A common stock, (or           shares of Class A common stock if the underwriters exercise their over-allotment option in full), sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of Class A common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

In addition, immediately following this offering, our existing stockholders will hold           shares of our Class B (series 1) common stock (or           shares if the underwriters exercise their over-allotment option in full), each of which will, on the 18-month anniversary of the date of this prospectus, be automatically converted for shares of our Class A common stock on a one-for-one basis. Also, immediately following this offering, our existing stockholders will hold           shares of our Class B (series 2) common stock (or           shares if the underwriters exercise their over-allotment option in full), each of which will, on the 24-month anniversary of the date of this prospectus, be automatically converted for shares of our Class A common stock on a one-for-one basis. Any shares of Class A common stock issuable upon conversion of such shares will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates.

As a result of the conversion process described above, the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares of Class A Common Stock	Date

On the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

As of          , 2009, options to purchase a total of           shares of Class A common stock (on a post-split basis) were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional          shares of Class A common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 2009 Equity Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our officers, directors and substantially all of our stockholders, who hold an aggregate of approximately           shares of our Class A common stock and           shares of our Class B common stock, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated. We have also agreed not to waive the provision of our certificate of incorporation relating to restrictions on transfer for a period of 180 days from the date of this prospectus without first obtaining the written consent of the representatives.

Of the shares to be released,           shares will be eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated may in their sole discretion choose to release any or all of these shares from these restrictions prior to the 180-day period.

We have entered into letter agreements with each of our directors and executive officers whereby they have agreed that 50% of their Class A common stock not previously sold in a registered public offering may not be sold until 18 months after the closing of this offering and the remaining percentage of their shares not previously sold in a registered public offering may not be sold until 24 months after the closing of this offering. In addition, our directors and executive officers have agreed that during the time periods described above, they will not execute any hedging agreement or swap or any other arrangement that transfers or disposes of, directly or indirectly, any of their shares or any securities convertible into or exercisable or exchangeable for such stock or any of the economic consequences of ownership of their shares, whether settled in cash or stock. Any of our directors or executive officers having reached the age of 70 will no longer be restricted from selling their shares pursuant to such letter agreements.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Under the terms and subject to the conditions described in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders, the number of shares indicated below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated

Total

The underwriters have agreed to purchase all of the shares of Class A common stock if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are offering the shares, subject to prior sale, when, as and if transferred to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions.

We expect to deliver the shares against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the third business day following the date of the pricing of the shares.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities to the extent set forth in the underwriting agreement.

Over-allotment Option

Some of the selling stockholders have granted the underwriters options to purchase up to           additional shares of our Class A common stock, at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares from the selling stockholders proportionate to that underwriter’s initial amount reflected in the above table.

Commissions and Discounts

The underwriters propose to offer the shares of Class A common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the per share initial public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Our expenses related to the offering, not including the underwriting discount, are estimated to be $     .

Lock-up Agreements

We and substantially all our stockholders have agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of or hedge any shares of Class A common stock or securities convertible or exchangeable into our Class A common stock for at least 180 days after the date of this prospectus without first obtaining the written consent of the representatives. We have also agreed not to waive the provision of our certificate of incorporation relating to restrictions on transfer for a period of 180 days from the date of this prospectus.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event, unless such extension is waived by the representatives.

These lockup agreements also apply to Class A common stock or securities convertible or exchangeable into our Class A common stock or securities convertible or exchangeable into our Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “VA.”

Offering Price Determination

Before the offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations among us, the representatives of the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price will be:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable with us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our business; and

•	the factors listed above in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

Discretionary Sales

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the ability of the underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the Class A common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may elect to reduce any short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The underwriters may sell more shares than could be covered by exercising all of the over-allotment option, in which case they would have to cover these sales through open market purchases. Purchases of the Class A common stock to stabilize its price or to reduce a short position may cause the price of the Class A common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase our Class A common stock in the open market to reduce the underwriters’ short position or to stabilize the price of such Class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Prospectus Delivery

In connection with this offering, prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online. Depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than this prospectus in electronic format, the information concerning any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not intended to be part of this prospectus or the registration statement, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter. Investors should not rely on such information.

Other Relationships

Each of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received, and they will in the future receive, customary fees and commissions for these transactions. Certain affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are lenders under our $300.0 million revolving credit facility.

Sales in Other Jurisdictions

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior content of the manager for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (i) the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and (ii) the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in such Relevant Member State.

We have been advised by the underwriters that:

•	they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done by them in relation to our common stock in, from or otherwise involving the United Kingdom; they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by them in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	they and each of their affiliates have not (i) offered or sold and will not offer or sell in Hong Kong, by means of any document, our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in their possession for the purposes of issue, and will not issue or have in their possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

VALIDITY OF COMMON STOCK

The validity of the issuance of the shares of common stock offered hereby will be passed upon for the Company by Davis Polk & Wardwell LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is representing the underwriters.

EXPERTS

The consolidated financial statements of Insurance Services Office, Inc. as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes explanatory paragraphs referring to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R)). Such financial statements and financial statement schedule have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Verisk Analytics, Inc. as of June 30, 2009 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, please refer to the copy of such document, as each statement is qualified in all respects by such reference. You may read and copy the registration statement, including the exhibits and schedules at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an internet site at www.verisk.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement.

VERISK ANALYTICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Insurance Services Office, Inc. Condensed Consolidated Financial Statements as of June 30, 2009 and for the Six Months Ended June 30, 2008 and 2009 (unaudited)
Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statements of Operations	F-3
Condensed Consolidated Statements of Changes in Stockholders’ Deficit	F-4
Condensed Consolidated Statements of Cash Flows	F-5
Notes to Condensed Consolidated Financial Statements	F-7
Verisk Analytics, Inc. Financial Statement as of June 30, 2009
Report of Independent Registered Public Accounting Firm	F-30
Balance Sheet as of June 30, 2009	F-31
Notes to Financial Statement	F-32
Insurance Services Office, Inc. Consolidated Financial Statements as of December 31, 2007 and 2008 and for the Years Ended December 31, 2006, 2007 and 2008
Report of Independent Registered Public Accounting Firm	F-33
Consolidated Balance Sheets	F-34
Consolidated Statements of Operations	F-35
Consolidated Statements of Changes in Stockholders’ Deficit	F-36
Consolidated Statements of Cash Flows	F-37
Notes to Consolidated Financial Statements	F-39

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and June 30, 2009

		2009
	2008	unaudited
	(In thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$33,185	$45,962
Available-for-sale securities	5,114	5,023
Accounts receivable, net (including amounts from related parties of $3,421 and $3,974 respectively)	83,941	107,151
Prepaid expenses	13,010	17,379
Deferred income taxes	4,490	4,490
Federal and foreign income taxes receivable	12,311	3,730
State and local income taxes receivable	689	4,736
Other current assets	16,187	24,024

Total current assets	168,927	212,495
Noncurrent assets:
Fixed assets, net	82,587	84,278
Intangible assets, net	112,713	119,547
Goodwill	447,372	487,219
Deferred income taxes	100,256	89,893
State income taxes receivable	8,112	8,031
Other assets	8,910	7,872

Total assets	$928,877	$1,009,335

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$83,381	$84,668
Acquisition related liabilities	82,700	—
Short-term debt and current portion of long-term debt	219,398	160,372
Pension and postretirement benefits, current	5,397	5,397
Fees received in advance (including amounts from related parties of $3,699 and $9,252, respectively)	114,023	175,453

Total current liabilities	504,899	425,890
Noncurrent liabilities:
Long-term debt	450,356	528,694
Pension benefits	133,914	136,355
Postretirement benefits	23,798	22,803
Other liabilities	76,194	81,965

Total liabilities	1,189,161	1,195,707
Redeemable common stock:
Class A redeemable common stock, stated at redemption value, $.01 par value; 6,700,000 shares authorized; 3,007,761 and 3,010,843 shares issued and 746,139 and 700,188 outstanding as of December 31, 2008 and June 30, 2009, respectively, and vested options at intrinsic value	752,912	845,126
Class A unearned common stock KSOP shares	(3,373)	(3,009)

Total redeemable common stock	749,539	842,117
Commitments and contingencies
Stockholders’ deficit:
Class B common stock, $.01 par value; 20,000,000 shares authorized; 10,004,500 shares issued and 2,863,742 outstanding as of December 31, 2008 and June 30, 2009	100	100
Accumulated other comprehensive loss	(82,434)	(79,130)
Accumulated deficit	(243,495)	(265,465)
Class B common stock, treasury stock, 7,140,758 shares as of December 31, 2008 and June 30, 2009	(683,994)	(683,994)

Total stockholders’ deficit	(1,009,823)	(1,028,489)

Total liabilities, redeemable common stock and stockholders’ deficit	$928,877	$1,009,335

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For The Six Months Ended June 30, 2008 and 2009

	2008	2009
	(In thousands, except for
	share and per share data)

Revenues (include revenues from related parties of $43,189 and $48,143 for 2008 and 2009, respectively)	$437,690	$503,667
Expenses:
Cost of revenues (exclusive of items shown separately below)	190,678	220,501
Selling, general and administrative	59,028	72,225
Depreciation and amortization of fixed assets	16,424	18,913
Amortization of intangible assets	14,937	16,974

Total expenses	281,067	328,613

Operating income	156,623	175,054
Other income/(expense):
Investment income	1,603	92
Realized losses on securities, net	(1,286)	(365)
Interest expense	(14,173)	(16,677)

Total other expense, net	(13,856)	(16,950)

Income before income taxes	142,767	158,104
Provision for income taxes	(61,818)	(67,250)

Net income	80,949	90,854

Basic net income per share of Class A and Class B	$21.73	$26.20

Diluted net income per share of Class A and Class B	$20.87	$25.21

Weighted average shares outstanding:
Basic	3,724,876	3,468,196

Diluted	3,877,906	3,604,086

Pro forma basic net income per share of Class A and Class B:	$0.43	$0.52

Pro forma diluted net income per share of Class A and Class B:	$0.42	$0.50

Weighted average shares used in pro forma per share amounts:
Basic	186,243,800	173,409,800

Diluted	193,895,300	180,204,300

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT (UNAUDITED)
For The Year Ended December 31, 2008 and The Six Months Ended June 30, 2009

		Accumulated
		Other	Class B Common Stock			Total
	Accumulated	Comprehensive			Treasury	Stockholders’
	Deficit	Loss	Shares	Par Value	Stock	Deficit
		(In thousands, except for share data)

Balance, January 1, 2008	$(515,756)	$(8,699)	10,004,500	$100	$(678,993)	$(1,203,348)
Comprehensive income:
Net income	158,228	—	—	—	—	158,228
Other comprehensive losses	—	(73,735)	—	—	—	(73,735)

Comprehensive income	—	—	—	—	—	84,493
Treasury stock acquired — Class B common stock	—	—	—	—	(5,001)	(5,001)
Decrease in redemption value of Class A common stock	114,033	—	—	—	—	114,033

Balance, December 31, 2008	$(243,495)	$(82,434)	10,004,500	$100	$(683,994)	$(1,009,823)

Comprehensive income:
Net income	90,854	—	—	—	—	90,854
Other comprehensive income	—	3,304	—	—	—	3,304

Comprehensive income	—	—	—	—	—	94,158
Increase in redemption value of Class A common stock	(112,824)	—	—	—	—	(112,824)

Balance, June 30, 2009	$(265,465)	$(79,130)	10,004,500	$100	$(683,994)	$(1,028,489)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For The Six Months Ended June 30, 2008 and 2009

	2008	2009
	(In thousands)

Cash flows from operating activities:
Net income	$80,949	$90,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	16,424	18,913
Amortization of intangible assets	14,937	16,974
Allowance for doubtful accounts	1,093	509
KSOP compensation expense	11,564	10,738
Acquisition related compensation expense	550	—
Stock-based compensation	4,621	5,515
Non-cash charges associated with performance based appreciation awards	2,327	1,385
Interest income on notes receivable from stockholders	(980)	—
Realized losses on securities	1,286	365
Deferred income taxes	—	(199)
Other operating	30	30
Loss on disposal of assets	—	308
Non-cash charges associated with lease termination	—	196
Excess tax benefits from exercised stock options	(17,032)	(658)
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(4,937)	(20,256)
Prepaid expenses and other assets	(4,426)	(3,964)
Federal and foreign income taxes	6,622	9,538
State and local income taxes	(1,270)	(3,901)
Accounts payable and accrued liabilities	(16,088)	(11,196)
Acquisition related liabilities	(2,200)	(300)
Fees received in advance	49,151	60,452
Other liabilities	(692)	9,226

Net cash provided by operating activities	141,929	184,529

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (UNAUDITED)
For The Six Months Ended June 30, 2008 and 2009

	2008	2009
	(In thousands)

Cash flows from investing activities:
Acquisitions, net of cash acquired of $9,477 in 2009	(41)	(51,618)
Earnout payments	(98,100)	(78,100)
Proceeds from release of contingent escrows	549	—
Escrow funding associated with acquisitions	(3,320)	(7,000)
Purchases of available-for-sale securities	(78)	(398)
Proceeds from sales and maturities of available-for-sale securities	21,457	628
Purchases of fixed assets	(17,810)	(16,195)
Proceeds from repayment of notes receivable from stockholders	184	—
Issuance of notes receivable from stockholders	(1,243)	—

Net cash used in investing activities	(98,402)	(152,683)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	150,000	80,000
Proceeds from issuance of short-term debt, net	70,000	40,000
Redemption of Class A common stock	(232,144)	(38,282)
Repurchase of Class B common stock	(5,001)	—
Repayment of current portion of long-term debt	—	(100,000)
Repayment of short-term debt, net	(17,587)	(2,659)
Excess tax benefits from exercised stock options	17,032	658
Proceeds from stock options exercised	941	1,126

Net cash used in financing activities	(16,759)	(19,157)

Effect of exchange rate changes	18	88

Increase in cash and cash equivalents	26,786	12,777
Cash and cash equivalents, beginning of period	24,049	33,185

Cash and cash equivalents, end of period	$50,835	$45,962

Supplemental disclosures:
Taxes paid	$55,127	$60,464

Interest paid	$12,609	$16,527

Non-cash investing and financing activities:
Loans made to directors and officers in connection with the exercise of stock options	$20,148	$—

Redemption of Class A common stock used to repay maturities of notes receivable from stockholders	$18,663	$—

Redemption of Class A common stock used to fund the exercise of stock options	$2,827	$456

Deferred tax liability established on date of acquisition	$—	$(8,744)

Capital lease obligations	$1,368	$1,972

Capital expenditures included in accounts payable and accrued liabilities	$—	$619

Decrease in goodwill due to finalization of acquisition related liabilities	$—	$(4,300)

Increase in goodwill due to acquisition related escrow distributions	$3,320	$—

Accrual of acquisition related liabilities	$11,300	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization:

Insurance Services Office, Inc. and its consolidated subsidiaries (the “Company”) enable risk-bearing businesses to better understand and manage their risks. The Company provides its customers proprietary data that, combined with analytic methods, creates embedded decision support solutions. The Company is one of the largest aggregators and providers of data pertaining to property and casualty (“P&C”) or P&C insurance risks in the United States of America (“U.S.”). The Company offers solutions for detecting fraud in the U.S. P&C insurance, mortgage and healthcare industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance. The Company provides solutions, including data, statistical models or tailored analytics, all designed to allow clients to make more logical decisions.

The Company was formed in 1971 as an advisory and rating organization for the P&C insurance industry to provide statistical and actuarial services, to develop insurance programs and to assist insurance companies in meeting state regulatory requirements. Over the past decade, the Company has broadened its data assets, entered new markets, placed a greater emphasis on analytics, and pursued strategic acquisitions.

On June 27, 2008, the Company’s stockholders approved certain corporate governance changes necessary to allow the Company to proceed with a proposed initial public offering (“IPO”). Immediately prior to the completion of the proposed IPO, the Company will undergo a corporate reorganization whereby the Class A and Class B common stock of the Company will be exchanged by the current stockholders for the common stock of Verisk Analytics, Inc. (“Verisk”) on a one-for-one basis. Verisk, formed on May 23, 2008, was established to serve as the parent holding company of Insurance Services Office, Inc.

All stock options granted under the Insurance Services Office, Inc. 1996 Incentive Plan will be transferred to Verisk, without modification to the terms of the options other than that such options will be exercisable for Class A common stock of Verisk. Class A common stock of Verisk will not be redeemable by the holder and only Class A common stock will be offered to the public.

Upon consummation of the IPO, two new series of Class B common stock, Class B (Series 1) common stock (the “Class B-1”) and Class B (Series 2) common stock (the “Class B-2”) will be formed and 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-1 common stock and the remaining 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-2 common stock. Each share of Class B-1 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 18 months after the date of the IPO. Each share of Class B-2 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 24 months after the date of the IPO. In conjunction with the IPO, Verisk plans to effect an approximately fifty-to-one stock split of Class A and B common stock. The strike price of stock options will be adjusted based on the effect of the stock split.

2.	Basis of Presentation and Summary of Significant Accounting Policies:

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include acquisition purchase price allocations, the fair value of goodwill, the realization of deferred tax assets, acquisition related liabilities, fair value of stock based compensation, liabilities for pension and postretirement benefits, fair value of the Company’s

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

common stock, and the estimate for the allowance for doubtful accounts. Actual results may ultimately differ from those estimates. Certain reclassifications within the consolidated statement of cash flows have been made in 2008 to conform to the 2009 presentation in order to provide additional information regarding the changes in acquisition related liabilities, state and local income taxes and federal and foreign income taxes.

The condensed consolidated financial statements as of June 30, 2009 and for the six months ended June 30, 2008 and 2009, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, to present fairly the Company’s financial position, results of operations and cash flows. The operating results for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements and related notes for the six months ended June 30, 2009 have been prepared on the same basis as and should be read in conjunction with the consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007 and 2008. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules of the Securities and Exchange Commission. The Company believes the disclosures made are adequate to keep the information presented from being misleading.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FAS No. 141 (revised 2007), Business Combinations (“FAS No. 141(R)”). FAS No. 141(R) replaces FAS No. 141, Business Combinations (“FAS No. 141”). FAS No. 141(R) primarily requires an acquirer to recognize the assets acquired and the liabilities assumed, measured at their fair values as of that date. This replaces FAS No. 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. Generally, FAS No. 141(R) will become effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for tax provisions which apply to business combinations regardless of acquisition date. As the Company had expensed all in-process acquisition related costs incurred during the year ended December 31, 2008, the adoption of FAS No. 141(R) on January 1, 2009 had no impact on the Company’s consolidated financial statements. The Company made one acquisition during the six months ended June 30, 2009 and accounted for the acquisition under FAS No. 141(R).

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS No. 157-2”), which delays the effective date of FAS No. 157, Fair Value Instruments (“FAS No. 157”), for non-recurring non-financial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. Non-financial assets and liabilities include, among others: intangible assets acquired through business combinations; long-lived assets when assessing potential impairment; and liabilities associated with restructuring activities. Effective January 1, 2009, the Company has adopted the disclosure provisions of FSP FAS No. 157-2 for its non-recurring non-financial assets and liabilities.

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS No. 142-3”). FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets (“FAS No. 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141(R), and other U.S. GAAP. FSP FAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP FAS No. 142-3, effective January 1, 2009, had no impact on the Company’s consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

In October 2008, the FASB issued FSP FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS No. 157-3”). FSP FAS No. 157-3 clarifies the application of FAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS No. 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. Effective January 1, 2009, the Company has adopted the disclosure provisions of FSP FAS No. 157-3 for its non-recurring non-financial assets and liabilities, except those recognized or disclosed at fair value on a recurring basis.

In December 2008, the FASB released FSP FAS No. 132(R)-1, Employer’s Disclosure about Postretirement Benefit Plan Assets (“FSP FAS No. 132R-1”). FSP FAS No. 132R-1 amends FAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS No. 132R-1 is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of FSP FAS No. 132R-1 on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS No. 115-2/124-2”). FSP FAS No. 115-2/124-2 requires entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the other-than-temporary impairment related to a credit loss is recognized in earnings, and the amount of the other-than-temporary impairment related to other factors is recorded in other comprehensive loss. FSP FAS No. 115-2/124-2 is effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS No. 115-2/124-2, effective June 30, 2009, had no impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS No. 141R-1”), to provide further guidance on assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of FASB No. 5, Accounting for Contingencies (“FAS No. 5”) if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in FAS No. 141(R). FSP FAS No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP FAS No. 141R-1 did not have any impact on our D2 Hawkeye, Inc. acquisition. The majority of the impact of adopting FSP FAS No. 141R-1 will be dependent on the business combinations that the Company may pursue and complete after its effective date.

In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly (“FSP FAS No. 157-4”). Under FSP FAS No. 157-4, if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that the transaction for the asset or liability is not orderly, the entity shall place little, if any, weight on that transaction price as an indicator of fair value. FSP FAS No. 157-4 is effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS No. 157-4, effective June 30, 2009, had no impact on the Company’s consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

In April 2009, the FASB issued FSP FAS No. 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS No. 107-1 and APB 28-1”). FSP FAS No. 107-1 and APB 28-1 require disclosures about fair value of financial instruments in interim and annual financial statements. FSP FAS No. 107-1 and APB 28-1 are effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company has included the disclosures required by the adoption of FSP FAS No. 107-1 and APB 28-1, effective June 30, 2009. The adoption of FSP FAS No. 107 and APB 28-1 had no other impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued FAS No. 165, Subsequent Events (“FAS No. 165”). FAS No. 165 establishes principles and requirements for subsequent events in the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. FAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009. In accordance with the adoption of FAS No. 165, effective June 30, 2009, the Company disclosed in Note 19 the date through which the subsequent events have been evaluated. The adoption of FAS No. 165 did not have any other impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued FAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (“FAS No. 166”). FAS No. 166 was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in the transferred financial assets. FAS No. 166 is effective for an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of FAS No. 166 on its consolidated financial statements.

In June 2009, the FASB issued FAS No. 167, Amendments to FASB Interpretation No. 46(R) (“FAS No. 167”). FAS No. 167 was issued to address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN No. 46(R)”), as a result of the elimination of the qualifying special-purpose entity concept in FAS No. 166 and constituent concerns about the application of certain key provisions of FIN No. 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. FAS No. 167 is effective for an entity’s first annual reporting period that begins after November 15, 2009. The Company is currently evaluating the impact of FAS No. 167 on its consolidated financial statements.

In June 2009, the FASB issued FAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“FAS No. 168”). FAS No. 168 will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission, (“SEC”), under the authority of federal securities laws, are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date of this statement, the codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual reporting periods ending after September 15, 2009.

3.	Concentration of Credit Risk:

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents, available-for-sale securities and accounts receivable, which are generally not collateralized. The Company maintains its cash and cash equivalents with higher credit quality financial institutions in order

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

to limit the amount of credit exposure. The total cash balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) to a maximum amount of $250 per bank at December 31, 2008 and June 30, 2009. At December 31, 2008, the Company had cash balances on deposit with six banks, that exceeded the balance insured by the FDIC limit by approximately $20,917. At June 30, 2009, the Company had cash balances on deposit with three banks, that exceeded the balance insured by the FDIC limit by approximately $31,602. At December 31, 2008 and June 30, 2009, the Company also had cash on deposit with foreign banks of approximately $11,311 and $13,398, respectively.

The Company considers the concentration of credit risk associated with its trade accounts receivable to be commercially reasonable and believes that such concentration does not result in significant risk of near-term severe adverse impacts. The Company’s top fifty customers for the six months ended June 30, 2008 and 2009, represent approximately 43% and 40% of revenue, respectively, with no individual customer accounting for more than 4% of revenue during the six months ended June 30, 2008 and 2009. No individual customer comprised more than 10% of accounts receivable at December 31, 2008 and June 30, 2009.

4.	Accounts Receivables:

Accounts receivables consist of the following:

	December 31,	June 30,
	2008	2009

Billed receivables	$81,302	$107,809
Unbilled receivables	9,036	4,317

Total receivables	90,338	112,126
Less allowance for doubtful accounts	(6,397)	(4,975)

Accounts receivable, net	$83,941	$107,151

5.	Investments:

The following is a summary of available-for-sale securities:

		Gross	Gross
	Adjusted	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2008
Registered investment companies	$5,162	$—	$(48)	$5,114

June 30, 2009
Registered investment companies	$4,566	$441	$—	$5,007
Equity securities	15	1	—	16

Total available-for-sale securities	$4,581	$442	$—	$5,023

Realized gains/(losses), including write downs related to other-than-temporary impairments or available-for-sale securities and other assets were as follows for the six months ended June 30, 2008 and 2009:

	June 30,	June 30,
	2008	2009

Gross realized gains/(losses) on sale of registered investment securities	$(1,286)	$21
Other than temporary impairment of registered investment securities	—	(386)

Realized (losses)/gains on investments, net	$(1,286)	$(365)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Investment income during the six months ended June 30, 2008 includes interest and other income, interest income from notes receivable from stockholders and dividend income from investments of $480, $980 and $143, respectively. Investment income during the six months ended June 30, 2009 includes interest and other income and dividend income from investments of $78 and $14, respectively.

The Company has investment in private equity securities in which the Company acquired non-controlling interests and no readily determinable market value exists. These securities were accounted for under the cost method, in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. At December 31, 2008 and June 30, 2009, the carrying values of such securities was approximately $5,853 for both periods and has been included in non-current other assets in the accompanying condensed consolidated financial statements.

6.	Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of FAS No. 157, Fair Value Measurements (“FAS No. 157”), which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands fair value measurement disclosures. In February 2008, the FASB delayed the effective date of FAS No. 157 until fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at least annually. Effective January 1, 2008, the Company has adopted the provisions of FAS No. 157 for its financial assets and liabilities recognized or disclosed at fair value on a recurring basis. Effective January 1, 2009, the Company has adopted the provisions of FAS No. 157 for its non-financial assets and liabilities recognized or disclosed at fair value.

To increase consistency and comparability in fair value measures, FAS No. 157 establishes a three-level fair value hierarchy to prioritize the inputs used in valuation techniques between observable inputs that reflect quoted prices in active markets, inputs other than quoted prices with observable market data, and unobservable data (e.g., a company’s own data). FAS No. 157 requires disclosures detailing the extent to which companies’ measure assets and liabilities at fair value, the methods and assumptions used to measure fair value, and the effect of fair value measurements on earnings. In accordance with FAS No. 157, the Company applied the following fair value hierarchy:

Level 1 —	Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments.

Level 2 —	Assets and liabilities valued based on observable market data for similar instruments.

Level 3 —	Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The following table summarizes fair value measurements by level at December 31, 2008 and June 30, 2009 for assets and other balances measured at fair value on a recurring basis:

		Quoted Prices
		in Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
	Total	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)

December 31, 2008
Registered investment companies(1)	$5,114	$5,114	$—	$—
Class A redeemable common stock(2)	$752,912	$—	$—	$752,912
June 30, 2009
Registered investment companies(1)	$5,007	$5,007	$—	$—
Equity securities(1)	$16	$16	$—	$—
Class A redeemable common stock(2)	$845,126	$—	$—	$845,126
Contingent consideration under FAS No. 141(R)(3)	$2,800	$—	$—	$2,800

(1)	Registered investment companies and equity securities are classified as available-for-sale securities and are valued using quoted prices in active markets multiplied by the number of shares owned.

(2)	The fair value of the Company’s Class A redeemable common stock is established for purposes of the ISO 401 (K) Savings and Employee Stock Ownership Plan (“KSOP”) generally on the final day of the quarter and such price is utilized for all share transactions in the subsequent quarter. The current valuation in effect for the KSOP is also considered the fair value for Class A redeemable common stock and related transactions within the Insurance Services Office, Inc. 1996 Incentive Plan. See Note 11 for a description of the valuation process.

(3)	Under FAS No. 141(R), contingent consideration is recognized at fair value at the end of each reporting period. Subsequent changes in the fair value of contingent consideration is recorded in the statement of operations. See Note 8 for further information regarding the 2009 acquisitions. For the six-months ended June 30, 2009, no adjustments to the initial assessment were required.

The table below includes a roll-forward of the Company’s Class A redeemable common stock from December 31, 2008 to June 30, 2009:

Significant
Unobservable
Inputs (Level 3)

Balance, December 31, 2008	$752,912
Redemptions and exercise of stock, net	(37,157)
Increase in fair value(1)	129,371

Balance, June 30, 2009	$845,126

(1)	See Note 11 for a description of the valuation process.

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, acquisition related liabilities, and short-term debt are approximately equal to their carrying amounts because of the short-term maturity of these instruments. The fair value of the long-term debt was estimated at $569,699 and $552,976 and is based on an estimate of interest rates available to the Company for debt with similar features, the Company’s current credit rating and spreads applicable to the Company as of December 31, 2008 and June 30, 2009, respectively.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

7.	Goodwill and Intangible Assets:

The following is a summary of the change in goodwill from December 31, 2008 through June 30, 2009, both in total and as allocated to the Company’s operating segments:

	Risk	Decision
	Assessment	Analytics	Total

Goodwill at December 31, 2008	$27,908	$419,464	$447,372
Current year acquisitions	—	44,494	44,494
Finalization of acquisition related liabilities	—	(4,300)	(4,300)
Purchase accounting reclassifications	—	(347)	(347)

Goodwill at June 30, 2009	$27,908	$459,311	$487,219

Goodwill and intangible assets with indefinite lives are subject to impairment testing annually as of June 30, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The Company completed the required annual impairment test as of June 30, 2009, which resulted in no impairment of goodwill. This testing compares the carrying value of each reporting unit to its fair value. If the fair value of the reporting unit exceeds the carrying value of the net assets including goodwill assigned to that reporting unit, goodwill is not impaired. If the carrying value of the reporting unit’s net assets including goodwill exceeds the fair value of the reporting unit, then the Company will determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, than an impairment loss is recorded for the difference between the carrying amount and the implied fair value of goodwill.

The Company recorded an acquisition related liability of $67,200 for the Xactware acquisition as of December 31, 2008. The Company correspondingly recorded a reduction of $4,300 to goodwill and acquisition related liabilities as of March 31, 2009. In May 2009, the Company finalized the Xactware acquisition contingent liability and made a payment of $62,900. In May 2009, the Company also paid the NIA acquisition contingent liability of $15,200, which was also included in acquisition related liabilities as of December 31, 2008.

The Company’s intangible assets and related accumulated amortization consisted of the following:

	Weighted Average		Accumulated
	Useful Life	Cost	Amortization	Net

December 31, 2008
Technology-based	5 years	$164,127	$(98,810)	$65,317
Marketing-related	4 years	31,733	(18,363)	13,370
Contract-based	6 years	6,555	(5,940)	615
Customer-related	12 years	53,317	(19,906)	33,411

Total intangible assets		$255,732	$(143,019)	$112,713

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Weighted Average		Accumulated
	Useful Life	Cost	Amortization	Net

June 30, 2009
Technology-based	6 years	$176,274	$(108,530)	$67,744
Marketing-related	4 years	38,614	(22,003)	16,611
Contract-based	6 years	6,555	(5,995)	560
Customer-related	12 years	58,097	(23,465)	34,632

Total intangible assets		$279,540	$(159,993)	$119,547

Consolidated amortization expense related to intangible assets for the six months ended June 30, 2008 and 2009, was approximately $14,937 and $16,974, respectively. Estimated amortization expense through 2013 and thereafter for intangible assets subject to amortization is as follows:

Year	Amount

2009	$16,203
2010	$27,957
2011	$21,421
2012	$17,506
2013	$11,933
Thereafter	$24,527

8.	Acquisitions:

2008 Acquisitions

In 2008, the Company acquired two entities for an aggregate cash purchase price of approximately $19,270 and funded indemnity escrows totaling $1,500. At June 30, 2009, these escrows have been included in other assets in the condensed consolidated balance sheet of the accompanying financial statements. These acquisitions were accounted for under the purchase method. Accordingly, the purchase price, excluding indemnification escrows, was allocated to assets acquired based on their estimated fair values as of the acquisition dates. Each entity’s operating results have been included in the Company’s consolidated results from the respective dates of acquisition. A description of the two entities purchased in 2008 is as follows:

On November 14, 2008, the Company acquired the net assets of ZAIO’s two divisions, United Systems Software Company (“ZAIO”) and Day One Technology. The assets associated with this acquisition further enhance the capability of the Company’s appraisal software offerings. The purchase allocation related to this acquisition was finalized as of December 31, 2008.

On November 20, 2008, the Company acquired 100% of the stock of Atmospheric and Environmental Research, Inc. (“AER”). The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for the years ended 2010 and 2011. The acquisition of AER further enhances the Company’s environmental and scientific research and predictive modeling. The allocation of the purchase price to intangible assets, goodwill, accrued liabilities, contingent escrows, and the determination of a FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN No. 48”) liability for the AER acquisition is subject to revisions based on the results of the final determination of estimated fair values, which are not expected to be material to the consolidated financial statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

2009 Acquisitions

On January 14, 2009, the Company acquired 100% of the stock of D2Hawkeye, Inc. (“D2”), a privately-owned provider of data mining, decision support, clinical quality analysis, and risk analysis tools for the healthcare industry. The Company believes this acquisition will enhance the Company’s position in the healthcare analytics and predictive modeling market by providing new market, cross-sell, and diversification opportunities for the Company’s expanding healthcare solutions.

The total net cash purchase price was $51,618, and the Company funded $7,000 of indemnity escrows, which is currently included in “Other current assets” in the accompanying condensed consolidated balance sheet. The preliminary allocation of purchase price, including working capital adjustments, resulted in accounts receivable of $3,477, current assets of $269, fixed assets of $2,322, finite lived intangible assets with no residual value of $23,808, goodwill of $44,494, current liabilities of $4,118, other liabilities of $9,800, and deferred tax liabilities of $8,744. Other liabilities consist of a $7,000 payment due to the seller in April 2010, assuming no pre-acquisition indemnity claims arise subsequent to the acquisition date, and $2,800 of contingent consideration, which was estimated as of the acquisition date by averaging the probability of achieving each of the specific predetermined EBITDA targets, which could result in a payment ranging from $0 to $65,700 for the fiscal year ending December 31, 2011. Under FAS No. 141(R), contingent consideration is recognized at fair value at the end of each reporting period. Subsequent changes in the fair value of contingent consideration is recorded in the statement of operations. For the year ended December 31, 2008 and for the six months ended June 30, 2009, the Company incurred legal expenses related to this acquisition of $366 and $312, respectively, included within “Selling, general, and administrative” expenses in the accompanying condensed consolidated statements of operations.

The amounts assigned to intangible assets by type are summarized in the table below:

	Weighted Average
	Useful Life	Total

Technology-based	10 years	$12,147
Marketing-related	5 years	6,881
Customer-related	6 years	4,780

Total intangible assets		$23,808

The preliminary allocation of the purchase price to intangible assets, goodwill, accrued liabilities, and the determination of a FIN No. 48 liability is subject to revisions, which may have a material impact on the consolidated financial statements. As the values of such assets and liabilities are preliminary in nature, they are subject to adjustment as additional information is obtained about the facts and circumstances that existed as of the acquisition date. In accordance with FAS No. 141(R), the allocation of the purchase price will be finalized within one year from the acquisition date. The value of goodwill associated with this acquisition is currently included within the Decision Analytics segment. The goodwill for this acquisition is not deductible for tax purposes. Included within the condensed consolidated statements of operations for the six months ending June 30, 2009 are revenues of $8,971 and $392 of operating income associated with D2.

9.	Income Taxes:

The Company’s cumulative effective tax rate for the six months ended June 30, 2008 was 43.3% compared to the cumulative effective tax rate for the six months ended June 30, 2009 of 42.5%.

Effective January 1, 2007, the Company adopted FIN No. 48, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For each tax position, the Company must determine whether it is more likely than not that the position will be sustained upon examination based on the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold.

Included in the total unrecognized tax benefits of $32,640 at June 30, 2009 was $17,616 that, if recognized, would have a favorable effect on the Company’s effective tax rate. The remaining unrecognized tax benefits would not affect the Company’s effective tax rate.

In addition, the Company estimates $2,791 of unrecognized tax positions that may be recognized by June 30, 2010, due to expiration of statutes of limitations and resolution of audits with taxing authorities, net of additional uncertain tax positions.

The Company’s policy is to recognize interest and penalties associated with income taxes as a component of income tax expense. At December 31, 2008 and June 30, 2009, approximately $8,116 and $8,483, respectively, was accrued in the Company’s condensed consolidated balance sheet for the payment of interest and penalties associated with uncertain tax positions. The Company files federal income tax returns in the U.S. and various state, local and foreign income tax returns. All of the U.S. federal, state and local income tax returns filed by the Company are subject to examination by the Internal Revenue Service and the state and local tax authorities until the expiration of the relevant statute of limitations.

10.	Debt:

The following table presents short-term and long-term debt by issuance:

	Issuance	Maturity	December 31,	June 30,
	Date	Date	2008	2009

Short-term debt and current portion of long-term debt:
Bank of America	12/15/2008	1/15/2009	$5,000	$—
Bank of America	12/17/2008	1/17/2009	30,000	—
Bank of America	12/22/2008	1/22/2009	15,000	—
Bank of America	12/24/2008	1/24/2009	5,000	—
Bank of America	6/18/2009	7/2/2009	—	30,000
Bank of America	6/18/2009	7/2/2009	—	5,000
Bank of America	6/29/2009	7/2/2009	—	15,000
Bank of America	6/26/2009	7/2/2009	—	15,000
Bank of America	6/29/2009	7/2/2009	—	50,000
JPMorganChase	12/1/2008	1/2/2009	10,000	—
JPMorganChase	12/12/2008	1/12/2009	4,000	—
JPMorganChase	12/18/2008	1/20/2009	20,000	—
JPMorganChase	12/24/2008	1/24/2009	20,000	—
JPMorganChase	12/29/2008	1/29/2009	5,000	—
JPMorganChase	6/29/2009	7/2/2009	—	19,000
JPMorganChase	6/8/2009	7/8/2009	—	20,000
Prudential senior notes:
4.46% Series D senior notes	6/14/2005	6/13/2009	100,000	—
Capital lease obligations	Various	Various	5,058	5,208
Other	Various	Various	340	1,164

Short-term debt and current portion of long-term debt			$219,398	$160,372

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Issuance	Maturity	December 31,	June 30,
	Date	Date	2008	2009

Long-term debt:
Prudential senior notes:
4.60% Series E senior notes	6/14/2005	6/13/2011	$50,000	$50,000
6.00% Series F senior notes	8/8/2006	8/8/2011	25,000	25,000
6.13% Series G senior notes	8/8/2006	8/8/2013	75,000	75,000
5.84% Series H senior notes	10/26/2007	10/26/2013	17,500	17,500
5.84% Series H senior notes	10/26/2007	10/26/2015	17,500	17,500
6.28% Series I senior notes	4/29/2008	4/29/2013	15,000	15,000
6.28% Series I senior notes	4/29/2008	4/29/2015	85,000	85,000
6.85% Series J senior notes	6/15/2009	6/15/2016	—	50,000
Principal senior notes:
6.03% Series A senior notes	8/8/2006	8/8/2011	50,000	50,000
6.16% Series B senior notes	8/8/2006	8/8/2013	25,000	25,000
New York Life senior notes:
5.87% Series A senior notes	10/26/2007	10/26/2013	17,500	17,500
5.87% Series A senior notes	10/26/2007	10/26/2015	17,500	17,500
6.35% Series B senior notes	4/29/2008	4/29/2015	50,000	50,000
Aviva Investors North America:
6.46% Series A senior notes	4/27/2009	4/27/2013	—	30,000
Other obligations:
Capital lease obligations	Various	Various	4,723	3,319
Other	Various	Various	633	375

Long-term debt			$450,356	$528,694

Accrued interest associated with the Company’s outstanding debt obligations was $4,092 and $4,242 as of December 31, 2008 and June 30, 2009, respectively. Consolidated interest expense associated with the Company’s outstanding debt obligations was $13,928 and $16,538 for the six months ended June 30, 2008 and 2009, respectively. As of June 30, 2009, the interest on the outstanding borrowings under the revolving credit facilities with Bank of America and JPMorganChase is payable at a weighted average interest rate of 1.25%.

On January 30, 2009, the Company entered into a $30,000 revolving credit facility with Wachovia Bank, N.A. that matures on September 30, 2009. This facility is committed with a one time fee of $50 and a fee of 0.25% of the unused portion. Interest is payable at maturity at a rate to be determined at the time of borrowing. Upon maturity of this facility the Company may convert all or a principal portion not less than $1,000 of the aggregate principal balance of revolving credit loans then outstanding into a one year term loan. The Company did not have any amount outstanding under this facility as of June 30, 2009.

On April 27, 2009, the Company issued Series A senior promissory notes under an uncommitted master shelf agreement with Aviva Investors North America, Inc. in the aggregate principal amount of $30,000 due April 27, 2013. Interest is payable quarterly at a fixed rate of 6.46%.

On June 15, 2009, the Company settled its $100,000 Prudential Series D senior notes by issuing Series J senior notes under the uncommitted master shelf agreement with Prudential Capital Group in the aggregate principal amount of $50,000, due June 15, 2016 and borrowing $50,000 from its revolving credit facility with Bank of America. Interest on the Series J senior notes is payable quarterly at a fixed rate of 6.85%.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

11.	Redeemable Common Stock:

On November 18, 1996, the Company authorized 6,700,000 shares of Class A redeemable common stock. The Class A stock is reserved for the use in incentive plans for key employees and directors under the Option Plan, and for issuance to the ISO 401(k) Savings and Employee Stock Ownership Plan (the “KSOP”). The Class A stock has voting rights to elect nine of the thirteen members of the board of directors. The Company’s Certificate of Incorporation limits those who may own Class A stock to current and former employees or directors, the KSOP and trusts by or for the benefit of immediate family members of employees and former employees.

Under the terms of the Option Plan, Class A stock resulting from exercised options that are held by the employee for more than six months and one day may be put to the Company and redeemed at the then current fair value at the date of the redemption request of the Class A stock. For options granted in 2002 through 2004, the Company has the ability to defer the cash settlement of the redemption up to one year. For options granted after 2004, the Company has the ability to defer the cash settlement of the redemption for up to two years. Under the terms of the KSOP, eligible participants may elect to diversify 100% of their 401(k) and up to 35% of their ESOP contributions that were made in the form of Class A stock. In addition, upon retirement or termination, participants in the KSOP are required to liquidate their ownership in Class A common stock. Since the Class A stock distributed under the Option Plan and KSOP is subject to the restrictions above, the participant currently has the right to require the Company to repurchase stock based on the then current fair value of the Class A stock.

The fair value of the Company’s Class A redeemable common stock is established for purposes of the KSOP, generally on the final day of the quarter and such price is utilized for all share transactions in the subsequent quarter. The current valuation in effect for the KSOP is also considered fair value for Class A redeemable common stock and related transactions within the Insurance Services Office, Inc. 1996 Incentive Plan.

The valuation methodology is based on a variety of qualitative and quantitative factors including the nature of the business and history of the enterprise, the economic outlook in general and the condition of the specific industries in which the Company operates, the financial condition of the business, the Company’s ability to generate free cash flow, and goodwill or other intangible asset value. This determination of the fair market value employs both a comparable public company analysis, which examines the valuation multiples of companies deemed comparable, in whole or in part, to the Company, and a discounted cash flow analysis that determines a present value of the projected future cash flows of the business. The Company regularly assesses the underlying assumptions used in the valuation methodologies. As a result, the Company has utilized this quarterly fair value for all its Class A redeemable common stock transactions, as required by terms of the KSOP and the Insurance Services Office, Inc. 1996 Incentive Plan.

The Company follows SEC Accounting Series Release (“ASR”) No. 268, Presentation in Financial Statements of Preferred Redeemable Stock (“ASR No. 268”). ASR No. 268 requires the Company to record Class A stock and vested stock options at full redemption value at each balance sheet date as the redemption of these securities is not solely within the control of the Company. Redemption value for the Class A stock is determined quarterly on or about the final day of the quarter for purposes of the KSOP. The fourth quarter 2008 valuation was finalized on December 31, 2008, which resulted in a fair value per share of $778. The fair value calculated for the second quarter 2009 was $889 per share, and will be used for all Class A stock transactions from July 1, 2009 through the earlier of the consumation of the proposed IPO or the calculation of the fair value for the third quarter 2009. The redemption value of the Class A redeemable common stock and vested options at intrinsic value at December 31, 2008 and June 30, 2009 totaled $752,912 and $845,126, respectively, which includes $172,408, and $222,659, respectively, of aggregate intrinsic value of outstanding unexercised vested stock options.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

During the six months ended June 30, 2008 and 2009, 294,234 and 49,047 Class A shares were redeemed by the Company at a weighted average price of $862.01 and $789.81 per share, respectively. Included in Class A repurchased shares were $20,157 and $124 for shares primarily utilized to satisfy minimum tax withholdings on options exercised during the six months ended June 30, 2008 and 2009, respectively.

Subsequent changes to the redemption value of the securities is charged first to retained earnings; once retained earnings is depleted, then to additional paid-in-capital, if additional paid-in-capital is also depleted, then to accumulated deficit. During the six months ended June 30, 2009, the redemption value of the Class A redeemable common stock increased by $92,214. Additional information regarding the changes in redeemable common stock for the six months ended June 30, 2009 is provided in the table below.

					Total
	Class A Common Stock				Redeemable
		Redemption	Unearned	Additional	Common
	Shares	Value	KS OP	Paid-in-Capital	Stock

Balance, December 31, 2008	746,139	$752,912	$(3,373)	$—	$749,539
Redemption of Class A common stock	(49,047)	(38,738)	—	—	(38,738)
KSOP shares earned	—	—	364	10,374	10,738
Stock based compensation	—	—	—	5,515	5,515
Stock options exercised (including tax benefit of $658)	3,096	1,581	—	658	2,239
Increase in redemption value of Class A common stock	—	129,371	—	(16,547)	112,824

Balance, June 30, 2009	700,188	$845,126	$(3,009)	$—	$842,117

Subsequent to the consummation of the proposed IPO, the Company will no longer be obligated to redeem Class A shares and therefore will not be required to record any redeemable common stock. The redeemable common stock balance will be reversed against accumulated deficit; once accumulated deficit is depleted, then to additional paid-in-capital up to the amount equal to the additional paid-in-capital of the Company as if ASR No. 268 was not required to be adopted by the Company. Any remaining balance would be credited to retained earnings.

12.	Stockholders’ Deficit:

On November 18, 1996, the Company authorized 20,000,000 Class B shares. The Class B shares have the same rights as Class A shares with respect to dividends and economic ownership, but have voting rights to elect three of the twelve directors. The twelfth seat on the board of directors is held by the chief executive officer of the Company. The Company repurchased 9,670 Class B shares during the six months ended June 30, 2008 at an average price of $517.20 per share. The Company did not repurchase any Class B shares during the six months ended June 30, 2009.

Earnings Per Share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, less the weighted average ESOP shares of common stock that have not been committed to be released. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding using the treasury stock method, if the dilutive potential common shares, such as stock awards and stock options, had been issued.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) computations for the six months ended June 30, 2008 and 2009:

	June 30,	June 30,
	2008	2009

Numerator used in basic and diluted EPS:
Net income	$80,949	$90,854

Denominator:
Weighted average number of common shares used in basic EPS	3,724,876	3,468,196
Effect of dilutive shares:
Potential Class A redeemable common stock issuable upon the exercise of stock options	153,030	135,890

Weighted average number of common shares and dilutive potential common shares used in diluted EPS	3,877,906	3,604,086

Basic EPS	$21.73	$26.20

Diluted EPS	$20.87	$25.21

Pro forma basic income per share of Class A and Class B:
Pro forma net income per share	$0.43	$0.52

Pro forma diluted income per share of Class A and Class B :
Pro forma net income per share	$0.42	$0.50

Weighted average shares used in pro forma per share amounts:
Basic	186,243,800	173,409,800

Diluted	193,895,300	180,204,300

The potential shares of common stock that were excluded from diluted earnings per share were 102,511 and 168,747 for the six months ended June 30, 2008 and 2009, respectively, because the effect of including these potential shares was antidilutive.

Unaudited pro forma net income per share is presented for additional information only. As disclosed in Note 1 — Organization, Verisk will become the new holding company for Insurance Services Office, Inc. In connection with the initial public offering, the stock of Insurance Services Office, Inc. will be exchanged for the stock of Verisk and Verisk plans to effect an approximately fifty-to-one stock split of its common stock. Pro forma net income per share is computed as if the stock split occurred at the beginning of 2009.

Accumulated Other Comprehensive Loss

The following is a summary of accumulated other comprehensive loss:

	December 31,	June 30,
	2008	2009

Unrealized (losses)/gains on investments	$(31)	$262
Unrealized foreign currency losses	(773)	(685)
Pension and postretirement unfunded liability adjustment	(81,630)	(78,707)

Accumulated other comprehensive loss	$(82,434)	$(79,130)

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The before tax and after tax amounts for these categories, and the related tax benefit/(expense) included in other comprehensive (loss)/gain are summarized below:

		Tax Benefit/
	Before Tax	(Expense)	After Tax

June 30, 2008
Unrealized holding losses on investments arising during the year	$(370)	$146	$(224)
Reclassification adjustment for amounts included in net income	1,120	(448)	672
Unrealized foreign currency gains	18	—	18
Pension and postretirement unfunded liability adjustment	(35,589)	13,907	(21,682)

Total other comprehensive loss	$(34,821)	$13,605	$(21,216)

June 30, 2009
Unrealized holding losses on investments arising during the year	$104	$(41)	$63
Reclassification adjustment for amounts included in net income	386	(156)	230
Unrealized foreign currency gains	88	—	88
Pension and postretirement unfunded liability adjustment	4,900	(1,977)	2,923

Total other comprehensive gain	$5,478	$(2,174)	$3,304

13.	Stock Option Plan:

During 1998, the Company adopted the Insurance Services Office, Inc. 1996 Incentive Plan (the “Option Plan”). The Option Plan provides for the granting of options to key employees and directors of the Company. Options granted have varying vesting dates within four years after grant date and expire after ten years. Stock obtained through the exercise of options that are held by the employee for more than six months and one day may be put to the Company and redeemed at the then current fair value of the Class A common stock. For options granted in 2002 through 2004, the Company has the ability to defer the redemption for one year. For options granted after 2004, the Company has the ability to defer the redemption for up to two years. During the six months ended June 30, 2009 and the year ended December 31, 2008, stock options granted had an exercise price equal to fair value of the Class A common stock on date of grant. There are 2,055,742 shares of Class A common stock approved for issuance under the plan, of which up to 8,755 options to purchase shares were authorized for future grants at June 30, 2009. Cash received from stock option exercises for the six months ended June 30, 2008 and 2009 was $941 and $1,126.

A summary of options outstanding under the Option Plan as of June 30, 2009, and changes during the six months then ended is presented below:

		Weighted	Aggregate
	Number	Average	Intrinsic
	of Options	Exercise Price	Value

Outstanding at December 31, 2008	463,145	$389.39	$179,981

Granted	66,245	$805.00
Exercised	(3,096)	$510.57	$891

Cancelled or expired	(4,110)	$780.06

Outstanding at June 30, 2009	522,184	$438.32	$235,336

Options exercisable at June 30, 2009	381,417	$305.23	$222,659

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Exercise prices for options outstanding and exercisable at June 30, 2009 ranged from $92 to $892 as outlined in the following table:

	Options Outstanding			Options Exercisable
	Weighted-		Weighted-	Weighted-		Weighted-
	Average	Stock	Average	Average	Stock	Average
Range of	Remaining	Options	Exercise	Remaining	Options	Exercise
Exercise Prices	Contractual Life	Outstanding	Price	Contractual Life	Exercisable	Price

$92 to $110	1.2	72,329	$107.24	1.2	72,329	$107.24
$111 to $148	3.6	45,102	$141.89	3.6	45,102	$141.89
$149 to $231	3.9	112,475	$179.64	3.9	112,475	$179.64
$232 to $445	5.8	87,360	$415.51	5.8	87,360	$415.51
$446 to $681	6.8	40,171	$594.86	6.8	29,163	$598.53
$682 to $755	7.6	37,284	$755.00	7.6	16,921	$755.00
$756 to $836	9.7	69,520	$806.55	8.0	3,325	$836.00
$837 to $892	8.6	57,943	$864.79	8.6	14,742	$864.94

		522,184			381,417

During the twelve months ended June 30, 2009, the Company granted the following stock options with exercise prices and Black-Scholes values as follows:

	Number of	Fair Value		Black-Scholes
	Stock Options	of Common	Exercise	Value of
Grant Dates	Granted	Stock(1)	Price	Options

July 1, 2008	5,357	$892.00	$892.00	$223.56
July 1, 2008	600	$892.00	$892.00	$241.85
April 1, 2009	66,245	$805.00	$805.00	$234.63

(1)	The fair value for these shares is the current valuation in effect for the KSOP. The fair value is also utilized for all Class A share transactions for the Insurance Services Office, Inc. 1996 Incentive Plan.

The fair value of the stock options granted during the year ended December 31, 2008 and the six months ended June 30, 2009 were estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table.

	December 31, 2008	June 30, 2009

Option pricing model	Black-Scholes	Black-Scholes
Expected volatility	28.02%	30.95%
Risk-free interest rate	2.58%	1.98%
Expected term in years	5.0	5.72
Dividend yield	1.81%	1.00%
Weighted average grant date fair value per stock option	$206.68	$234.63

The expected term (estimated period of time outstanding) for awards granted was estimated based on studies of historical experience and projected exercise behavior. The risk-free interest rate is based on the yield of U.S. Treasury zero coupon securities with a maturity equal to the expected term of the equity award. The volatility factor was based on the average volatility of the Company’s peers, calculated using historical daily closing prices over the most recent period commensurate with the expected term of the stock option award. The expected dividends yield was based on the Company’s expected annual dividend rate on the date of grant.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The Company estimates expected forfeitures of equity awards at the date of grant and recognizes compensation expense only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the requisite service period, and may impact the timing of expense recognized over the requisite service period.

As of June 30, 2009, there was $28,771 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 2.94 years. The total grant date fair value of shares vested during the six months ended June 30, 2008 and 2009 was $5,526 and $6,316, respectively.

14.	Pension and Postretirement Benefits:

Prior to January 1, 2002, the Company maintained a qualified defined benefit pension plan for substantially all of its employees through membership in the Pension Plan for Insurance Organizations (the “Pension Plan”), a multiple-employer trust. The Company has applied the projected unit credit cost method for its pension plan, which attributes an equal portion of total projected benefits to each year of employee service. Effective January 1, 2002, the Company amended the Pension Plan to determine future benefits using a cash balance formula. Under the cash balance formula, each participant has an account, which is credited annually based on salary rates determined by years of service, as well as the interest earned on their previous year-end cash balance. Prior to December 31, 2001, pension plan benefits were based on years of service and the average of the five highest consecutive years’ earnings of the last ten years. Effective March 1, 2005, the Company established the Profit Sharing Plan, a defined contribution plan, to replace the Pension Plan for all eligible employees hired on or after March 1, 2005. The Company also has a non-qualified supplemental cash balance plan (“SERP”) for certain employees. The SERP is funded from the general assets of the Company.

The Company also provides certain healthcare and life insurance benefits for both active and retired employees. The Postretirement Health and Life Insurance Plan (the “Postretirement Plan”) is contributory, requiring participants to pay a stated percentage of the premium for coverage. As of October 1, 2001, the Postretirement Plan was amended to freeze benefits for current retirees and certain other employees at the January 1, 2002 level. Also, as of October 1, 2001, the Postretirement Plan had a curtailment, which eliminated retiree life insurance for all active employees and healthcare benefits for almost all future retirees, effective January 1, 2002.

The components of net periodic benefit cost for the Pension Plan and Postretirement Plan are as follows:

	For the Six Months Ended June 30,
	Pension Plan		Postretirement Plan
	2008	2009	2008	2009

Service cost	$3,876	$3,830	$—	$—
Interest cost	10,844	10,658	850	800
Amortization of transition obligation	—	—	100	100
Expected return on plan assets	(13,720)	(9,216)	—	—
Amortization of prior service cost	(400)	(400)	—	—
Amortization of net actuarial loss	250	5,100	—	100

Net periodic benefit cost	$850	$9,972	$950	$1,000

Employer contributions	$2,405	$2,885	$1,816	$1,790

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The expected contributions to the Pension Plan and the Postretirement Plan for the year ending December 31, 2009 are consistent with the amounts previously disclosed as of December 31, 2008.

15.	Segment Reporting

FAS No. 131, Disclosures About Segments of an Enterprise and Related Information (“FAS No. 131”), establishes standards for reporting information about operating segments. FAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s CEO and Chairman of the Board is identified as the chief operating decision maker (“CODM”) as defined by FAS No. 131. To align with the internal management of the Company’s business operations based on product and service offerings, the Company is organized into the following two operating segments:

Risk Assessment:  The Company is the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. The Company’s databases include cleansed and standardized records describing premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities. The Company uses this data to create policy language and proprietary risk classifications that are industry standards and to generate prospective loss cost estimates used to price insurance policies.

Decision Analytics:  The Company develops solutions that its customers use to analyze the four key processes in managing risk: ’prediction of loss,’ ’selection and pricing of risk,’ ’detection and prevention of fraud,’ and ’quantification of loss.’ The Company’s combination of algorithms and analytic methods incorporates its proprietary data to generate solutions in each of these four categories. In most cases, the Company’s customers integrate the solutions into their models, formulas or underwriting criteria in order to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. The Company develops catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. The Company also develops solutions that allow customers to quantify costs after loss events occur. Fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, mortgage and healthcare sectors.

The two aforementioned operating segments represent the segments for which separate discrete financial information is available and upon which operating results are regularly evaluated by the CODM in order to assess performance and allocate resources. The Company uses segment EBITDA as the profitability measure for making decisions regarding ongoing operations. Segment EBITDA is income from continuing operations before investment income and interest expense, income taxes, depreciation and amortization. Segment EBITDA is the measure of operating results used to assess corporate performance and optimal utilization of debt and acquisitions. Segment operating expenses consist of direct and indirect costs principally related to personnel, facilities, software license fees, consulting, travel, and third-party information services. Indirect costs are generally allocated to the segments using fixed rates established by management based upon estimated expense contribution levels and other assumptions that management considers reasonable. The Company does not allocate investment income, realized losses, interest income, interest expense or income tax expense, since these items are not considered in evaluating the segment’s overall operating performance. The CODM does not evaluate the financial performance of each segment based on assets. On a geographic basis, no individual country outside of the United States accounted for 1% or more of the Company’s consolidated revenue for the six months ended June 30, 2008 or 2009. No individual country outside of the United States accounted for 1% or more of total consolidated long-term assets as of December 31, 2008 or June 30, 2009.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The following table provides the Company’s revenue and operating income performance by reportable segment for the six months ended June 30, 2008 and 2009, as well as a reconciliation to income before income taxes for all periods presented in the accompanying condensed consolidated statements of operations:

	For the Six Months Ended
	June 30, 2008
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$253,356	$184,334	$437,690
Expenses:
Cost of revenues (exclusive of items shown separately below)	103,140	87,538	190,678
Selling, general and administrative	36,716	22,312	59,028

Segment EBITDA	113,500	74,484	187,984
Depreciation and amortization of fixed assets	9,278	7,146	16,424
Amortization of intangible assets	427	14,510	14,937

Operating income	103,795	52,828	156,623

Unallocated expenses:
Investment income			1,603
Realized losses on securities, net			(1,286)
Interest expense			(14,173)

Consolidated income before income taxes			$142,767

Capital expenditures, including non-cash purchases of fixed assets	$7,849	$11,329	$19,178

	For the Six Months Ended
	June 30, 2009
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$262,873	$240,794	$503,667
Expenses:
Cost of revenues (exclusive of items shown separately below)	104,467	116,034	220,501
Selling, general and administrative	37,209	35,016	72,225

Segment EBITDA	121,197	89,744	210,941
Depreciation and amortization of fixed assets	9,549	9,364	18,913
Amortization of intangible assets	306	16,668	16,974

Operating income	111,342	63,712	175,054

Unallocated expenses:
Investment income			92
Realized losses on securities, net			(365)
Interest expense			(16,677)

Consolidated income before income taxes			$158,104

Capital expenditures, including non-cash purchases of fixed assets	$4,045	$14,741	$18,786

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Operating segment revenue by type of service is provided below:

	For the Six Months Ended
	June 30,	June 30,
	2008	2009

Risk Assessment:
Industry standard insurance programs	$165,719	$172,193
Property-specific rating and underwriting information	63,344	65,869
Statistical agency and data services	13,820	14,135
Actuarial services	10,473	10,676

Total Risk Assessment	253,356	262,873

Decision Analytics:
Fraud identification and detection solutions	102,858	130,475
Loss prediction solutions	46,260	66,896
Loss quantification solutions	35,216	43,423

Total Decision Analytics	184,334	240,794

Total consolidated revenues	$437,690	$503,667

16.	Research and Development Costs:

Research and development costs, which primarily related to the personnel and related overhead costs incurred in developing new products and services, are expensed as incurred. Such costs were $4,535 and $6,500 for the six months ended June 30, 2008 and 2009, respectively, and were included in “Selling, general and administrative” expenses in the accompanying condensed consolidated statement of operations.

17.	Related Parties:

The Company considers its Class A and Class B stockholders that own more than 5% of the outstanding stock within the respective class to be related parties as defined within FAS No. 57, Related Party Disclosures. At June 30, 2009, there were seven Class B stockholders each owning more than 5% of the outstanding Class B shares. Two of these seven Class B stockholders have employees that serve on the Company’s board of directors.

The Company incurred expenses associated with the payment of insurance coverage premiums to certain of the largest stockholders aggregating $408 and $226 for the six months ended June 30, 2008 and 2009, respectively. These expenses are included in cost of revenues and selling, general and administrative in the condensed consolidated statements of operations.

18.	Commitments and Contingencies:

The Company is a party to legal proceedings with respect to a variety of matters in the ordinary course of business, including those matters described below. The Company is unable, at the present time, to determine the ultimate resolution of or provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company’s results of operations, financial position, or cash flows. This is primarily because many of these cases remain in their early stages and only limited discovery has taken place. Although the Company believes it has strong defenses for the litigation proceedings described below, the Company could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Claims Outcome Advisor Litigation

Hensley, et al. v. Computer Sciences Corporation et al. is a putative nationwide class action complaint, filed in February 2005, in Miller County, Arkansas state court. Defendants include numerous insurance companies and providers of software products used by insurers in paying claims. The Company is among the named defendants. Plaintiffs allege that certain software products, including the Company’s Claims Outcome Advisor product and a competing software product sold by Computer Sciences Corporation, improperly estimated the amount to be paid by insurers to their policyholders in connection with claims for bodily injuries.

The Company entered into settlement agreements with plaintiffs asserting claims relating to the use of Claims Outcome Advisor by defendants Hanover Insurance Group, Progressive Car Insurance, and Liberty Mutual Insurance Group. Each of these settlements was granted final approval by the court and together the settlements resolve the claims asserted in this case against the Company with respect to the above insurance companies, who settled the claims against them as well. A provision was made in 2006 for this proceeding and the total amount the Company paid in 2008 with respect to these settlements was less than $2,000. A fourth defendant, The Automobile Club of California, which is alleged to have used Claims Outcome Advisor was dismissed from the action. On August 18, 2008, pursuant to the agreement of the parties the Court ordered that the claims against the Company be dismissed with prejudice.

Hanover Insurance Group has made a demand for reimbursement, pursuant to an indemnification provision contained in a December 30, 2004 License Agreement between Hanover and the Company, of its settlement and defense costs in the Hensley class action. Specifically, Hanover has demanded $2,536 including $600 in attorneys’ fees and expenses. The Company disputes that Hanover is entitled to any reimbursement pursuant to the License Agreement. The Company and Hanover have entered into a tolling agreement in order to allow the parties time to resolve the dispute without litigation.

Xactware Litigation

The following two lawsuits have been filed by or on behalf of groups of Louisiana insurance policyholders who claim, among other things, that certain insurers who used products and price information supplied by the Company’s Xactware subsidiary (and those of another provider) did not fully compensate policyholders for property damage covered under their insurance policies. The plaintiffs seek to recover compensation for their damages in an amount equal to the difference between the amount paid by the defendants and the fair market repair/restoration costs of their damaged property.

Schafer v. State Farm Fire & Cas. Co., et al. is a putative class action pending against the Company and State Farm Fire & Casualty Company filed in March 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. The court dismissed the antitrust claim as to both defendants and dismissed all claims against the Company other than fraud, which will proceed to the discovery phase along with the remaining claims against State Farm. The plaintiffs’ motion to certify a class with respect to the fraud and breach of contract claims was denied on August 3, 2009.

Mornay v. Travelers Ins. Co., et al. is a putative class action pending against the Company and Travelers Insurance Company filed in November 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. As in Schafer, the court dismissed the antitrust claim as to both defendants and dismissed all claims against the Company other than fraud. The court has stayed all proceedings in the case pending an appraisal of the lead plaintiff’s insurance claim.

At this time, it is not possible to determine the ultimate resolution of or estimate the liability related to the Schafer and Mornay matters.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

iiX Litigation

In March 2007, the Company’s subsidiary, Insurance Information Exchange, or iiX, as well as other information providers and insurers in the State of Texas, were served with a summons and class action complaint filed in the United States District Court for the Eastern District of Texas alleging violations of the Driver Privacy Protection Act, or the DPPA. Plaintiffs brought the action on their own behalf and on behalf of all similarly situated individuals whose personal information is contained in any motor vehicle record maintained by the State of Texas and who have not provided express consent to the State of Texas for the distribution of their personal information for purposes not enumerated by the DPPA and whose personal information has been knowingly obtained and used by the defendants. The complaint alleges that the defendants knowingly obtained personal information and that the obtaining and use of this personal information was not for a purpose authorized by the DPPA. The complaint seeks liquidated damages in the amount of $3 for each instance of a violation of the DPPA, punitive damages and the destruction of any illegally obtained personal information. The Court granted iiX’s motion to dismiss the complaint based on failure to state a claim and lack of standing, and the plaintiffs are appealing the dismissal.

19.	Subsequent Events:

On July 2, 2009, the Company entered into a $300,000 syndicated revolving credit facility with Bank of America, N.A., JPMorgan Chase, N.A., Morgan Stanley Bank, N.A. and Wells Fargo Bank, N.A., which matures on July 2, 2012. Interest is payable at maturity at a rate to be determined at the time of borrowing. The syndicated revolving credit facility replaces the Company’s previous revolving credit facilities with Bank of America, JPMorganChase, Morgan Stanley Bank, and Wachovia Bank, N.A. On July 2, 2009, the Company borrowed $154,000 through the syndicated revolving credit facility to pay $115,000 and $39,000 owed to Bank of America and JPMorganChase, respectively, which will be classified within current liabilities. Interest is payable on this borrowing at a weighted average interest rate of 2.91%. On August 21, 2009, PNC Bank, N.A., Sovereign Bank, RBS Citizens, N.A. and SunTrust Bank joined the syndicated revolving credit facility increasing the availability to $420,000. This facility is committed with a one-time fee of $4,504, which will be amortized over a three year period, and ongoing unused facility fees of 0.375%.

On July 24, 2009, the Company acquired the net assets of TierMed Systems, LLC (“TierMed”), a privately owned provider of Healthcare Effectiveness Data and Information Set (“HEDIS”) software solutions to healthcare organizations that have HEDIS or quality-reporting needs, for a net cash purchase price of $7,613 of which $400 was used to fund the indemnity escrows. The preliminary allocation of the purchase price resulted in tangible assets of $398, and the Company is still evaluating the allocation of the purchase price related to intangible assets and goodwill. TierMed, located in Chanhassen, Minnesota, complements and is integrated within the Company’s Decision Analytics segment.

The Company has evaluated subsequent events through August 21, 2009, which is the date the financial statements were issued.

**************

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Verisk Analytics, Inc.
Jersey City, New Jersey

We have audited the accompanying balance sheet for Verisk Analytics, Inc. (the “Company”) as of June 30, 2009. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Verisk Analytics, Inc. at June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey

August 21, 2009

VERISK ANALYTICS, INC.

BALANCE SHEET
As of June 30, 2009

ASSETS
Cash	$1,000

Total assets	$1,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$—
Commitments and contingencies
Stockholder’s equity:
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued	$1
Additional paid-in capital	999

Total stockholder’s equity	$1,000

Total liabilities and stockholder’s equity	$1,000

The accompanying notes are an integral part of this financial statement.

VERISK ANALYTICS, INC.

NOTES TO FINANCIAL STATEMENT

1.	Organization:

Verisk Analytics, Inc (the “Company”), formed on May 23, 2008, was established to serve as the parent holding company of Insurance Services Office, Inc (“ISO”). The Company is currently a wholly owned subsidiary of ISO. Immediately prior to the completion of the proposed initial public offering, (“IPO”), the Company will undergo a corporate reorganization whereby the Class A and Class B common stock of ISO will be exchanged by the current stockholders for the common stock of the Company on a one-for-one basis.

Upon consummation of the IPO, two new series of Class B common stock, Class B (Series 1) common stock (the “Class B-1”) and Class B (Series 2) common stock (the “Class B-2”) will be formed and 50 percent of each ISO Class B stockholders’ existing Class B common stock will be converted into shares of the Company’s new Class B-1 common stock and the remaining 50 percent of each ISO Class B stockholders’ existing Class B common stock will be converted into shares of the Company’s new Class B-2 common stock. Each share of the Company’s Class B-1 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 18 months after the date of the IPO. Each share of the Company’s Class B-2 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 24 months after the date of the IPO. In conjunction with the IPO, the Company plans to effect an approximately fifty-to-one stock split of both classes of common stock.

Class A common stock of the Company will not be redeemable by the holder and only Class A common stock will be offered to the public. All stock options granted under the Insurance Services Office, Inc. 1996 Incentive Plan will be transferred to the Company, without modification to the terms of the options other than such options will be exercisable for Class A common stock of Company.

Since the Company’s formation on May 23, 2008, there has been no operating activity.

2.	Basis of Presentation:

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements

In May 2009, the FASB issued FAS No. 165, Subsequent Events (“FAS No. 165”). FAS No. 165 establishes principles and requirements for subsequent events in the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. FAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009. In accordance with the adoption of FAS No. 165, effective June 30, 2009, the Company disclosed in Note 4 the date through which the subsequent events have been evaluated. The adoption of FAS No. 165 did not have any other impact on the Company’s consolidated financial statements.

3.	Commitments and Contingencies:

The Company does not have any commitments and contingencies.

4.	Subsequent Events:

The Company has evaluated subsequent events through August 21, 2009, which is the date the financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Insurance Services Office, Inc.
Jersey City, New Jersey

We have audited the accompanying consolidated balance sheets of Insurance Services Office, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Insurance Services Office, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective December 31, 2006.

/s/  Deloitte & Touche LLP

Parsippany, New Jersey
April 10, 2009

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2008

	2007	2008
	(In thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$24,049	$33,185
Available-for-sale securities	28,350	5,114
Accounts receivable, net (including amounts from related parties of $949 and $3,421, respectively)	86,488	83,941
Notes receivable from stockholders	347	—
Prepaid expenses	7,609	13,010
Deferred income taxes	22,654	4,490
Federal and foreign income taxes receivable	4,561	12,311
State and local income taxes receivable	—	689
Other current assets	8,525	16,187

Total current assets	182,583	168,927
Noncurrent assets:
Fixed assets, net	85,436	82,587
Intangible assets, net	141,160	112,713
Goodwill	339,891	447,372
Notes receivable from stockholders	12,356	—
Deferred income taxes	55,679	100,256
State income taxes receivable	—	8,112
Other assets	12,936	8,910

Total assets	$830,041	$928,877

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$78,234	$83,381
Acquisition related liabilities	100,300	82,700
Short-term debt and current portion of long term debt	35,171	219,398
Pension and postretirement benefits, current	4,636	5,397
Fees received in advance (including amounts from related parties of $5,817 and $3,699, respectively)	127,907	114,023
State and local income taxes payable	9,178	—

Total current liabilities	355,426	504,899
Noncurrent liabilities:
Long-term debt	403,159	450,356
Pension benefits	17,637	133,914
Postretirement benefits	23,894	23,798
Other liabilities	62,085	76,194

Total liabilities	862,201	1,189,161
Redeemable common stock:
Class A redeemable common stock, stated at redemption value, $.01 par value; 6,700,000 shares authorized; 2,922,253 and 3,007,761 shares issued and 1,163,066 and 746,139 outstanding in 2007 and 2008, respectively, and vested options at intrinsic value	1,217,942	752,912
Class A unearned common stock KSOP shares	(4,129)	(3,373)
Notes receivable from stockholders	(42,625)	—

Total redeemable common stock	1,171,188	749,539
Commitments and contingencies
Stockholders’ deficit:
Class B common stock, $.01 par value; 20,000,000 shares authorized; 10,004,500 shares issued and 2,873,412 and 2,863,742 outstanding in 2007 and 2008, respectively	100	100
Accumulated other comprehensive loss	(8,699)	(82,434)
Accumulated deficit	(515,756)	(243,495)
Class B common stock, treasury stock, 7,131,088 and 7,140,758 shares in 2007 and 2008, respectively	(678,993)	(683,994)

Total stockholders’ deficit	(1,203,348)	(1,009,823)

Total liabilities and stockholders’ deficit	$830,041	$928,877

The accompanying notes are an integral part of these consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2006, 2007 and 2008

	2006	2007	2008
	(In thousands, except for share and per share data)

Revenues (includes revenue from related parties of $83,919, $84,891 and $90,227 for 2006, 2007 and 2008, respectively)	$730,133	$802,195	$893,550
Expenses:
Cost of revenues (exclusive of items shown separately below)	331,804	357,191	386,897
Selling, general and administrative	100,124	107,576	131,239
Depreciation and amortization of fixed assets	28,007	31,745	35,317
Amortization of intangible assets	26,854	33,916	29,555

Total expenses	486,789	530,428	583,008

Operating income	243,344	271,767	310,542
Other income/(expense):
Investment income	6,585	8,442	2,233
Realized (losses)/gains on securities, net	(375)	857	(2,511)
Interest expense	(16,668)	(22,928)	(31,316)
Other (expense)/income	(109)	9	(49)

Total other expense, net	(10,567)	(13,620)	(31,643)

Income from continuing operations before income taxes	232,777	258,147	278,899
Provision for income taxes	(91,992)	(103,184)	(120,671)

Income from continuing operations	140,785	154,963	158,228

Loss from discontinued operations, net of tax benefit of $712, $1,496 and $0 in 2006, 2007 and 2008, respectively	(1,805)	(4,589)	—

Net income	$138,980	$150,374	$158,228

Basic income/(loss) per share of Class A and Class B:
Income from continuing operations	$34.08	$38.58	$43.26
Loss from discontinued operations	(0.44)	(1.14)	—

Net income per share	$33.64	$37.44	$43.26

Diluted income/(loss) per share of Class A and Class B:
Income from continuing operations	$32.72	$37.03	$41.59
Loss from discontinued operations	(0.42)	(1.10)	—

Net income per share	$32.30	$35.93	$41.59

Weighted average shares outstanding:
Basic	4,130,962	4,016,928	3,657,714

Diluted	4,302,867	4,185,151	3,804,634

Pro forma basic income/(loss) per share of Class A and Class B (unaudited):
Income from continuing operations	$0.68	$0.77	$0.87
Loss from discontinued operations	(0.01)	(0.02)	—

Pro forma net income per share	$0.67	$0.75	$0.87

Pro forma diluted income/(loss) per share of Class A and Class B (unaudited):
Income from continuing operations	$0.65	$0.74	$0.83
Loss from discontinued operations	(0.01)	(0.02)	—

Pro forma net income per share	$0.64	$0.72	$0.83

Weighted average shares used in pro forma per share amounts (unaudited):
Basic	206,548,100	200,846,400	182,885,700

Diluted	215,143,350	209,257,550	190,231,700

The accompanying notes are an integral part of these consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For The Years Ended December 31, 2006, 2007 and 2008

		Accumulated
		Other				Total
	Accumulated	Comprehensive	Class B Common Stock		Treasury	Stockholders’
	Deficit	Loss	Shares	Par Value	Stock	Deficit
		(In thousands, except for share data)

Balance, January 1, 2006 (as previously reported)	$(293,892)	$(2,734)	10,004,500	$100	$(641,768)	$(938,294)
Correction — see note 23	(2,549)	—	—	—	—	(2,549)

Balance, January 1, 2006 (as corrected)	(296,441)	(2,734)	10,004,500	100	(641,768)	(940,843)
Comprehensive income:
Net income	138,980	—	—	—	—	138,980
Other comprehensive gains	—	2,352	—	—	—	2,352

Comprehensive income	—	—	—	—	—	141,332
Incremental adjustment to adopt FAS No. 158, net of tax of $9,317	—	(15,635)	—	—	—	(15,635)
Treasury stock acquired — Class B common stock	—	—	—	—	(1,115)	(1,115)
Stock options exercised for 179,967 shares (including tax benefit of $31,964)	(81,516)	—	—	—	—	(81,516)
Increase in redemption value of Class A common stock	(226,200)	—	—	—	—	(226,200)

Balance, December 31, 2006	$(465,177)	$(16,017)	10,004,500	$100	$(642,883)	$(1,123,977)

Comprehensive income:
Net income	150,374	—	—	—	—	150,374
Other comprehensive gains	—	7,318	—	—	—	7,318

Comprehensive income	—	—	—	—	—	157,692
Treasury stock acquired — Class B common stock	—	—	—	—	(36,110)	(36,110)
Stock options exercised for 72,083 shares (including tax benefit of $12,798)	(36,655)	—	—	—	—	(36,655)
Cumulative effect adjustment to adopt FIN No. 48	(10,338)	—	—	—	—	(10,338)
Increase in redemption value of Class A common stock	(153,960)	—	—	—	—	(153,960)

Balance, December 31, 2007	$(515,756)	$(8,699)	10,004,500	$100	$(678,993)	$(1,203,348)

Comprehensive income:
Net income	158,228	—	—	—	—	158,228
Other comprehensive losses	—	(73,735)	—	—	—	(73,735)

Comprehensive income	—	—	—	—	—	84,493
Treasury stock acquired — Class B common stock	—	—	—	—	(5,001)	(5,001)
Decrease in redemption value of Class A common stock	114,033	—	—	—	—	114,033

Balance, December 31, 2008	$(243,495)	$(82,434)	10,004,500	$100	$(683,994)	$(1,009,823)

The accompanying notes are an integral part of these consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006, 2007 and 2008

	2006	2007	2008
	(In thousands)

Cash flows from operating activities:
Net income	$138,980	$150,374	$158,228
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	28,119	31,843	35,317
Amortization of intangible assets	26,854	33,916	29,555
Allowance for doubtful accounts	2,148	3,286	1,536
KSOP compensation expense	18,779	22,247	22,274
Acquisition related compensation expense	9,027	3,605	300
Stock-based compensation	6,148	8,244	9,881
Non-cash charges/(credits) associated with performance based appreciation awards	1,909	2,182	(91)
Goodwill impairment	—	1,744	—
Interest income on notes receivable from stockholders	(2,190)	(2,454)	(1,050)
Proceeds from payment of interest on notes receivable from stockholders	—	—	2,318
Realized losses/(gains) on securities	375	(857)	2,511
Deferred income taxes	(11,848)	(5,698)	19,895
Other operating	216	298	284
Loss on disposal of assets	2,374	1,791	1,082
Excess tax benefits from exercised stock options	(31,964)	(12,798)	(26,099)
Changes in assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable	(6,135)	3,908	3,609
Prepaid expenses and other assets	(1,751)	2,213	(6,486)
Federal and foreign income taxes	15,634	18,137	5,969
State and local income taxes	8,699	(5,075)	(5,977)
Accounts payable and accrued liabilities	1,452	1,759	3,075
Acquisition related liabilities	(17,493)	(13,658)	(2,200)
Fees received in advance	27,219	3,751	(1,042)
Other liabilities	6,947	(237)	(4,983)

Net cash provided by operating activities	223,499	248,521	247,906

The accompanying notes are an integral part of these consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2006, 2007 and 2008

	2006	2007	2008
	(In thousands)

Cash flows from investing activities:
Acquisitions, net of cash acquired of $532, $120 and $365, respectively	(201,617)	(50,658)	(18,951)
Purchase of cost-method investments	—	—	(5,800)
Earnout payments	—	(3,191)	(98,100)
Proceeds from release of contingent escrows	297	3,039	558
Escrow funding associated with acquisitions	(14,600)	(4,375)	(1,500)
Purchases of available-for-sale securities	(35,081)	(44,101)	(361)
Proceeds from sales and maturities of available-for-sale securities	34,893	22,872	21,724
Purchases of fixed assets	(25,742)	(32,941)	(30,652)
Proceeds from repayment of notes receivable from stockholders	—	301	3,863
Issuance of notes receivable from stockholders	(1,602)	(1,777)	(1,247)

Net cash used in investing activities	(243,452)	(110,831)	(130,466)
Cash flows from financing activities:
Proceeds from issuance of short-term debt, net	15,000	30,000	114,000
Proceeds from issuance of long-term debt	175,000	85,000	150,000
Redemption of Class A common stock	(126,857)	(168,660)	(387,561)
Repurchase of Class B common stock	(1,115)	(36,110)	(5,001)
Repayment of short-term debt	(18,356)	(136,008)	(35,287)
Excess tax benefits from exercised stock options	31,964	12,798	26,099
Proceeds from repayment of exercise price loans classified as a component of redeemable common stock	—	—	29,482
Proceeds from stock options exercised	271	389	892

Net cash provided by/(used in) financing activities	75,907	(212,591)	(107,376)
Effect of exchange rate changes	376	(202)	(928)

Increase/(decrease) in cash and cash equivalents	56,330	(75,103)	9,136
Cash and cash equivalents, beginning of year	42,822	99,152	24,049

Cash and cash equivalents, end of year	$99,152	$24,049	$33,185

Supplemental disclosures:
Taxes paid	$78,800	$94,258	$99,323

Interest paid	$14,901	$22,752	$28,976

Non-cash investing and financing activities:
Loans made to directors and officers in connection with the exercise of stock options	$(24,438)	$(15,130)	$(20,148)

Redemption of Class A common stock used to repay maturities of notes receivable from stockholders	$12,577	$32,389	$42,202

Redemption of Class A common stock used to fund the exercise of stock options	$1,277	$3,040	$4,281

KSOP stock redemption funded in the prior year	$10,001	$2,643	$—

Deferred tax asset/(liability) established on date of acquisition	$7,542	$24	$(2,963)

Capital lease obligations	$—	$9,554	$2,610

Capital expenditures included in accounts payable and accrued liabilities	$—	$4,688	$—

Increase in goodwill due to acquisition related liabilities	$4,362	$98,343	$82,400

Increase in goodwill due to acquisition related escrow distributions	$1,936	$4,455	$4,388

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization:

Insurance Services Office, Inc. and its consolidated subsidiaries (the “Company”) enable risk-bearing businesses to better understand and manage their risks. The Company provides its customers proprietary data that, combined with analytic methods, creates embedded decision support solutions. The Company is one of the largest aggregators and providers of data pertaining to property and casualty (“P&C”) or P&C insurance risks in the United States of America (“U.S.”). The Company offers solutions for detecting fraud in the U.S. P&C insurance, mortgage and healthcare industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance. The Company provides solutions, including data, statistical models or tailored analytics, all designed to allow clients to make more logical decisions.

The Company was formed in 1971 as an advisory and rating organization for the P&C insurance industry to provide statistical and actuarial services, to develop insurance programs and to assist insurance companies in meeting state regulatory requirements. Over the past decade, the Company has broadened its data assets, entered new markets, placed a greater emphasis on analytics, and pursued strategic acquisitions.

On June 27, 2008, the Company’s stockholders approved certain corporate governance changes necessary to allow the Company to proceed with a proposed initial public offering (“IPO”). Immediately prior to the completion of the proposed IPO, the Company will undergo a corporate reorganization whereby the Class A and Class B common stock of the Company will be exchanged by the current stockholders for the common stock of Verisk Analytics, Inc. (“Verisk”) on a one-for-one basis. Verisk, formed on May 23, 2008, was established to serve as the parent holding company of Insurance Services Office, Inc.

All stock options granted under the Insurance Services Office, Inc. 1996 Incentive Plan will be transferred to Verisk, without modification to the terms of the options other than that such options will be exercisable for Class A common stock of Verisk. Class A common stock of Verisk will not be redeemable by the holder and only Class A common stock will be offered to the public.

Upon consummation of the IPO, two new series of Class B common stock, Class B (Series 1) common stock (the “Class B-1”) and Class B (Series 2) common stock (the “Class B-2”) will be formed and 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-1 common stock and the remaining 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-2 common stock. Each share of Class B-1 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 18 months after the date of the IPO. Each share of Class B-2 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 30 months after the date of the IPO. In conjunction with the IPO, Verisk plans to effect a stock split of class A and B common stock. The strike price of stock options will be adjusted based on the effect of the stock split.

2.	Basis of Presentation and Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include acquisition purchase price allocations, the fair value of goodwill, the realization of deferred tax assets, acquisition related liabilities, fair value of stock based compensation, liabilities for pension and postretirement benefits, fair value of the Company’s common stock, and the estimate

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for the allowance for doubtful accounts. Actual results may ultimately differ from those estimates. Certain reclassifications within the consolidated statement of cash flows have been made in 2006 and 2007 to conform to the 2008 presentation in order to provide additional information regarding the changes in allowance for doubtful accounts, acquisition related liabilities, state and local income taxes, and federal and foreign income taxes. Significant accounting policies include the following:

(a)	Intercompany Accounts and Transactions

The consolidated financial statements include the accounts of Insurance Services Office, Inc. and subsidiaries. All intercompany accounts and transactions have been eliminated.

(b)	Revenue Recognition

The following describes the Company’s primary types of revenues and the applicable revenue recognition policies. The Company’s revenues are primarily derived from sales of services and revenue is recognized as services are performed and information is delivered to our customers. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees and/or price is fixed or determinable and collectability is reasonably assured. Revenue is recognized net of applicable sales tax withholdings.

Industry Standard Insurance Programs, Statistical Agent and Data Services, and Actuarial Services

Industry standard insurance programs, statistical agent and data services and actuarial services are sold to participating insurance company customers under annual agreements covering a calendar year where the price is determined at the inception of the agreement. In accordance with SEC Staff Accounting Bulletin No. 104 Revenue Recognition (“SAB No. 104”), the Company recognizes revenue ratably over the term of these annual agreements, as services are performed and continuous access to information is provided over the entire term of the agreements.

Property-Specific Rating and Underwriting Information

The Company provides property specific rating information through reports issued for specific commercial properties, for which revenue is recognized when the report is delivered to the customer, assuming all other revenue recognition criteria are met.

In addition, the Company provides hosting or software solutions that provide continuous access to information about the properties being insured and underwriting information in the form of standard policy forms to be used by customers. As the customer has a contractual right to take possession of the software without significant penalty, revenues from these arrangements are recognized in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions (“SOP No. 97-2”). The Company recognizes software license revenue when the arrangement does not require significant production, customization, or modification of the software and the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, fees are fixed or determinable, and collections are probable. These software arrangements include post-contract customer support (“PCS”). Currently, the Company recognizes software license revenue ratably over the duration of the annual license term as vendor specific objective evidence (“VSOE”) of PCS the only remaining undelivered element, cannot be established in accordance with SOP No. 97-2.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fraud Identification and Detection Solutions

Fraud identification and detection solutions are comprised of transaction-based fees recognized as information is delivered to customers, assuming all other revenue recognition criteria have been met.

Loss Prediction

Loss prediction solutions consist of term-based software licenses and revenues are recognized in accordance with SOP No. 97-2. These software arrangements include PCS, which includes unspecified upgrades on a when and if available basis. The Company recognizes software license revenue ratably over the duration of the annual license term as VSOE of PCS, the only remaining undelivered element, cannot be established in accordance with SOP No. 97-2.

The Company also provides software hosting arrangements to customers whereby the customer does not have the right to take possession of the software. Revenues from these contracts are recognized in accordance with EITF No. 00-03, Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware (“EITF No. 00-03”). As these arrangements include PCS throughout the hosting term, revenues from these multiple element arrangements are recognized in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF No. 00-21”). The Company recognizes revenue ratably over the duration of the license term, which range from one to five years, since the elements do not have stand alone value.

Loss Quantification Solutions

Loss quantification solutions consist of term-based software subscription licenses and revenues are recognized in accordance with SOP No. 97-2. These software arrangements include PCS, which includes unspecified upgrades on a when and if available basis. Customers are billed for access on a monthly basis and the Company recognizes revenue accordingly.

With respect to an insignificant percentage of revenues, the Company uses contract accounting, as required by SOP No. 97-2, when the arrangement with the customer includes significant customization, modification, or production of software. For these elements, revenue is recognized in accordance with SOP No. 81-1, Accounting for Performance of Construction Type and Certain Production-Type Contracts, using the percentage-of-completion method, which requires the use of estimates. In such instances, management is required to estimate the input measures, based on hours incurred to date compared to total estimated hours of the project, with consideration also given to output measures, such as contract milestones, when applicable. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues and profits are subject to revisions as the contract progresses to completion. The Company considers the contract substantially complete when there is compliance with all performance specifications and there are no remaining costs or potential risk.

(c)	Fees Received in Advance

The Company invoices its customers in annual, quarterly, monthly, or milestone installments. Amounts billed and collected in advance of contract terms are recorded as fees received in advance on the balance sheet and are recognized as the services are performed and the applicable revenue recognition criteria are met.

(d) Fixed Assets and Finite-lived Intangible Assets

Property and equipment, internal-use software and finite-lived intangibles are stated at cost less accumulated depreciation and amortization which are computed on a straight-line basis over their

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated useful lives. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

The Company’s internal software development costs primarily relate to internal-use software. Such costs are capitalized in the application development stage in accordance with AICPA SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software development costs are amortized on a straight-line basis over a three year period which management believes represents the useful life of these capitalized costs.

In accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets and finite-lived intangible assets may not be recoverable, the Company reviews its long-lived assets and finite-lived intangible assets for impairment by first comparing the carrying value of the assets to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value exceeds the sum of the assets’ undiscounted cash flows, the Company estimates an impairment loss by taking the difference between the carrying value and fair value of the assets.

(e) Capital and Operating Leases

The Company leases various property, plant and equipment. Leased property is accounted for under FAS No. 13, Accounting for Leases (“FAS No. 13”). Accordingly, leased property that meets certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of assets under capital leases is computed utilizing the straight-line method over the shorter of the remaining lease term or the estimated useful life (principally 3 to 4 years for computer equipment and automobiles).

All other leases are accounted for as operating leases. Rent expense for operating leases, which may have rent escalation provisions or rent holidays, are recorded on a straight-line basis over the non-cancelable bases lease period in accordance with FAS No. 13. The initial lease term generally includes the build-out period, where no rent payments are typically due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as a deferred rent credit and amortized to rent expense over the term of the lease.

(f) Investments

The Company’s investments at December 31, 2007 and 2008 included registered investment companies and private equity securities. The Company accounts for short-term investments in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. The appropriate classification of all short term investments is determined as of each balance sheet date.

There were no investments classified as trading securities at December 31, 2007 or 2008. All investments with readily determinable market values are classified as available-for-sale. While these investments are not held with the specific intention to sell them, they may be sold to support the Company’s investment strategies. All available-for-sale investments are carried at fair value. The cost of all available-for-sale investments sold is based on the specific identification method, with the exception of mutual fund-based investments, which is based on the weighted average cost method. Dividend income is accrued on the ex-dividend date.

The Company performs periodic reviews of its investment portfolio when individual holdings have experienced a decline in fair value below their respective cost. The Company considers a number of factors in the evaluation of whether a decline in value is other-than-temporary including: (a) the financial condition and near term prospects of the issuer; (b) the Company’s ability and intent

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. Where the decline is deemed to be other-than-temporary, a charge is recorded to realized investment losses, and a new cost basis is established for the investment.

In November 2005, the Financial Accounting Standard Board (“FASB”) released Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company adopted these new pronouncements for its other-than-temporary impairment analysis as of January 1, 2006. The adoption of these did not have a significant impact on the financial position or results of operations of the Company.

The Company’s investments in private equity securities are included in “Other assets.” Those securities are carried at cost, as the Company owns less than 20% and does not otherwise have the ability to exercise significant influence. These securities are written down to their estimated realizable value, when management considers there is an other-than-temporary decline in value, based on financial information received and the business prospects of the entity.

(g) Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and acquisition related liabilities are approximately equal to their carrying amounts because of the short-term maturity of these instruments. The fair value of stockholders’ note receivables was estimated at $55,328 and $0 and is based on the Applicable Federal Rates as published by the Internal Revenue Service as of December 31, 2007 and 2008, respectively. The fair value of the long-term debt was estimated at $407,784 and $569,699 and is based on an estimate of interest rates available to the Company for debt with similar features, the Company’s current credit rating and spreads applicable to the Company as of December 31, 2007 and 2008, respectively.

(h) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is generally recorded at the invoiced amount. The allowance for doubtful accounts is estimated based on an analysis of the aging of the accounts receivable, historical write-offs, customer payment patterns, individual customer creditworthiness, current economic trends, and/or establishment of specific reserves for customers in adverse financial condition. The Company reassesses the adequacy of the allowance for doubtful accounts on a periodic basis.

(i) Foreign Currency

The Company has determined local currencies are the functional currencies of the foreign operations. The assets and liabilities of foreign subsidiaries are translated at the year-end rate of exchange and statement of income items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of accumulated other comprehensive loss in stockholders’ deficit.

(j) Stock Based Compensation

The Company follows FAS No. 123(R), Share-Based Payment (“FAS No. 123(R)”). FAS No. 123(R) is a revision of FAS No. 123, as amended, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Issued to Employees (“APB No. 25”). Under FAS No. 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the options granted, and is recognized as expense over the requisite service period. On January 1, 2005, the Company adopted FAS No. 123(R) using a prospective approach, as required under FAS No. 123(R). Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption.

FAS No. 123(R) requires that stock-based compensation expense be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (the “substantive vesting period”). The Company’s 1996 Incentive Plan Stock Option Agreement (the “Option Plan”) provides an accelerated vesting for awards provided to employees who retire at the minimum age of 62 and completes at least five years of prior service. For these awards, the Company follows the substantive vesting period approach.

The fair value of the stock options granted is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table.

	2006	2007	2008

Option pricing model	Black-Scholes	Black-Scholes	Black-Scholes
Expected volatility	13.53%	13.40%	28.02%
Risk-free interest rate	4.59%	4.54%	2.58%
Expected term in years	6.18	6.19	5.0
Dividend yield	—	—	1.81%
Weighted average grant date fair value per stock option	$166.25	$210.69	$206.68

The expected term (estimated period of time outstanding) for awards granted subsequent to January 1, 2008 was estimated based on studies of historical experience and projected exercise behavior. Prior to January 1, 2008, the expected term was estimated using the simplified method as defined in SAB No. 107, in which the expected term equals the average of graded vesting term and the contractual term. The risk-free interest rate is based on the yield of U.S. Treasury zero coupon securities with a maturity equal to the expected term of the equity award. Expected volatility for awards prior to January 1, 2008 was based on the Company’s historical volatility for a period equal to the stock option’s expected term, ending on the day of grant, and calculated on a quarterly basis for purposes of the KSOP. For awards granted after January 1, 2008, the volatility factor was based on the average volatility of the Company’s peers, calculated using historical daily closing prices over the most recent period commensurate with the expected term of the stock option award. Prior to 2008, the expected dividend yield was not included in the fair value calculation as the Company did not pay dividends. For awards granted after January 1, 2008, the expected dividends yield was based on the Company’s expected annual dividend rate on the date of grant.

The Company estimates expected forfeitures of equity awards at the date of grant and recognizes compensation expense only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the requisite service period, and may impact the timing of expense recognized over the requisite service period.

(k) Research and development costs

Research and development costs, which primarily relate to the personnel and related overhead costs incurred in developing new services for our customers, are expensed as incurred. Such

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs were $7,007, $8,944 and $11,054 in 2006, 2007 and 2008, respectively, and were included in selling, general and administrative expenses.

(l) Income Taxes

The Company accounts for income taxes under the asset and liability method under FAS No. 109, Accounting for Income Taxes (“FAS No. 109”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recorded to the extent these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are recognized to reduce deferred tax assets if it is determined to be more likely than not that all or some of the potential deferred tax assets will not be realized.

In July 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FAS No. 109. FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized based on the technical merits when it is more-likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN No. 48, on January 1, 2007. As a result of the implementation of FIN No. 48, the Company recognized approximately a $10,338 increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007, balance of accumulated deficit. The balance sheet line items impacted by this increase are as follows:

Increase in non-current deferred income taxes	$13,933
Decrease in federal and state taxes payable	$7,620
Increase in other liabilities	$31,891
Increase in accumulated deficit	$10,338

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within “Other liabilities” on the accompanying consolidated balance sheets.

(l)	Earnings Per Share

Basic and diluted earnings per share (“EPS”) are determined in accordance with FAS No. 128, Earnings per Share, which specifies the computation, presentation and disclosure requirements for earnings per share. Basic EPS excludes all dilutive common stock equivalents. It is based upon the weighted average number of common shares outstanding during the period. Diluted

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EPS, as calculated using the treasury stock method, reflects the potential dilution that would occur if the Company’s dilutive outstanding stock options were exercised. For purposes of calculating earnings per share, Class A and Class B common shares are combined since both classes have identical rights to earnings.

(m)	Pension and Postretirement Benefits

In September 2006, the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“FAS No. 158”). FAS No. 158 requires the recognition of the funded status of a benefit plan in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period, but which are not included as components of periodic benefit cost and the measurement of defined benefit plan assets and obligations as of the balance sheet date. The Company adopted FAS No. 158 as of December 31, 2006. The Company utilizes a valuation date of December 31. See “Note 18 — Pension and Postretirement Benefits” for additional disclosures required by FAS No. 158 and the effects of adoption.

(n)	Product Warranty Obligations

The Company provides warranty coverage for certain of its products. The Company recognizes a product warranty obligation when claims are probable and can be reasonably estimated. As of December 31, 2007 and 2008, product warranty obligations were not significant.

In the ordinary course of business, the Company enters into numerous agreements that contain standard indemnities whereby the Company indemnifies another party for breaches of confidentiality, infringement of intellectual property or gross negligence. Such indemnifications are primarily granted under licensing of computer software. Most agreements contain provisions to limit the maximum potential amount of future payments that the Company could be required to make under these indemnifications, however the Company is not able to develop an estimate of the maximum potential amount of future payments to be made under these indemnifications as the triggering events are not subject to predictability.

(o)	Loss contingencies

The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates are based on management’s judgment. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

(p)	Recent Accounting Pronouncements

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards, (“EITF No. 06-11”), that an entity should recognize a realized tax benefit associated with dividends on affected securities charged to retained earnings as an increase in Additional Paid in Capital (“APIC”). The amount recognized in APIC should be included in the APIC pool. When an entity’s estimate of forfeitures increases or actual forfeitures exceed its estimates, the amount of tax benefits previously recognized in APIC should be reclassified into the statement of operations. The amount reclassified is limited to the APIC pool balance on the reclassification date. EITF No. 06-11 applies prospectively to the income tax benefits of dividends declared on affected securities. The adoption of EITF No. 06-11, effective January 1, 2008, did not have an impact on the Company’s consolidated financial statements as historically the Company has not paid dividends on its common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS No. 141(R)”). FAS No. 141(R) replaces FAS No. 141, Business Combinations (“FAS No. 141”). FAS No. 141(R) primarily requires an acquirer to recognize the assets acquired and the liabilities assumed, measured at their fair values as of that date. This replaces FAS No. 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. Generally, FAS No. 141(R) will become effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for tax provisions which apply to business combinations regardless of acquisition date. The majority of the impact of adopting FAS No. 141(R) will be dependent on the business combinations that the Company may pursue and complete after its effective date. For any in-process acquisitions subject to FAS No. 141(R), the Company has expensed all transaction related costs incurred during the year ended December 31, 2008.

In February 2008, the FASB issued FSP FAS No. 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS No. 157-2”), which delays the effective date of FAS No. 157, Fair Value Instruments, for non-recurring non-financial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. Non-financial assets and liabilities include, among others: intangible assets acquired through business combinations; long-lived assets when assessing potential impairment; and liabilities associated with restructuring activities. The Company is currently assessing the impact the adoption of FSP FAS No. 157-2 for non-recurring non-financial assets and liabilities will have, if any, on its consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FAS No. 133 (“FAS No. 161”). FAS No. 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding their impact on financial position, financial performance, and cash flows. To achieve this increased transparency, FAS No. 161 requires the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; the disclosure of derivative features that are credit risk-related; and cross-referencing within the footnotes. FAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. Since the Company currently does not anticipate entering into any derivative transactions, the adoption of FAS No. 161 will not have an impact on its consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. 142-3”). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets (“FAS No. 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141(R), and other U.S. GAAP. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the potential impact, if any; however, the Company does not believe the adoption of FSP No. 142-3 will have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”), which addresses whether instruments granted in share-based payment transactions are participating securities

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prior to vesting and, therefore, need to be included in the computation of earnings per share under the two-class method described in FAS No. 128, Earnings per Share. FSP EITF 03-6-1, is effective retrospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company’s unvested share-based payments are not participating and the Company does not believe FSP EITF 03-6-1 will have an impact on the computation of earnings per share.

In December 2008, the FASB issued FSP No. 132(R)-1, Employer’s Disclosure about Postretirement Benefit Plan Assets (“FSP No. 132R-1”). FSP No. 132R-1 amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP No. 132R-1 is effective for financial statements issued for fiscal years ending after December 15, 2009.

In April 2009, the FASB issued FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP No. 141R-1”), to provide further guidance on assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of FASB No. 5, Accounting for Contingencies (“FAS No. 5”) if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in FAS 141(R). FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

3.	Concentration of Credit Risk:

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents, available for sale securities and accounts receivable, which are generally not collateralized. The Company maintains its cash and cash equivalents with higher credit quality financial institutions in order to limit the amount of credit exposure. The total cash balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) to a maximum amount of $100 and $250 per bank at December 31, 2007 and 2008, respectively. At December 31, 2007 and 2008, the Company had cash balances on deposit with five banks and six banks, respectively, that exceeded the balance insured by the FDIC limit by approximately $11,567 and $20,917, respectively. At December 31, 2007 and 2008, the Company also had cash on deposit with foreign banks of approximately $8,385 and $11,311, respectively.

The Company considers the concentration of credit risk associated with its trade accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. The Company’s top fifty customers for the years ended December 31, 2006, 2007 and 2008, represent approximately 45%, 44% and 45% of revenue, respectively, with no individual customer accounting for more than 4% of revenue during the years ending December 31, 2007 and 2008. No individual customer comprised more than 10% of accounts receivable at December 31, 2007 and 2008.

4.	Cash and Cash Equivalents:

Cash and cash equivalents consist of cash in banks, money market funds, commercial paper and other liquid instruments with original maturities of 90 days or less at the time of purchase.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accounts Receivables:

Accounts receivables consist of the following at December 31:

	2007	2008

Billed receivables	$88,370	$81,302
Unbilled receivables	6,365	9,036

Total receivables	94,735	90,338
Less allowance for doubtful accounts	(8,247)	(6,397)

Accounts receivable, net	$86,488	$83,941

6.	Notes Receivable from Stockholders:

The Company provided full recourse loans, callable at the Company’s discretion, to directors and senior management in connection with exercising their stock options. These loans for the exercise price are classified as a component of “Redeemable common stock” on the accompanying consolidated balance sheets. These loans also included loans for the tax liability and accrued interest incurred in connection with exercising stock options and these loans are included in “Notes receivable from stockholders” as a component of “Total assets” on the accompanying consolidated balance sheets. As of December 31, 2007 and 2008 approximately $55,328 and $0, respectively, of notes receivable from stockholders were outstanding. These notes were issued at rates approximating market rates of interest. Payments of principal and interest related to the notes are generally deferred until the end of the loan terms, which range from three to nine years. Interest income on notes receivable from stockholders was $2,190, $2,454 and $1,050 during the years ended December 31, 2006, 2007 and 2008, respectively. At December 31, 2007 and 2008, $2,776 and $0, respectively, of notes receivable from stockholders had maturities of one year or less. As of August 7, 2008, this loan program was terminated and the loans were called by the Company. The termination of the loan program resulted in cash inflows of $2,318 in operating activities, $3,863 in investing activities and $29,482 in financing activities for the year ended December 31, 2008.

7.	Investments:

The following is a summary of available-for-sale securities at December 31:

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

2007 Registered investment companies	$29,036	$—	$(686)	$28,350

2008 Registered investment companies	$5,162	$—	$(48)	$5,114

The Company has investment in private equity securities in which the Company acquired non-controlling interests and no readily determinable market value exists. These securities were accounted for under the cost method, in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. At December 31, 2007 and December 31, 2008, the carrying values of such securities were approximately $53 and $5,853, respectively, and has been included in “Other current assets” in the accompanying consolidated financial statements.

Proceeds from sales and maturities of available-for-sale securities were $34,893, $22,872 and $21,724 for 2006, 2007 and 2008, respectively.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Realized gains/(losses), including write downs related to other-than-temporary impairments of available-for-sale securities and other assets were as follows at December 31:

	2006	2007	2008

Gross realized gains/(losses) on sale of registered investment securities	$114	$922	$(1,306)
Other than temporary impairment of registered investment securities	—	—	(1,205)
Gross realized gains on U.S. common stock	—	135	—
Impairment of U.S. common stock	(205)	—	—
Impairment of private equity securities	(284)	(200)	—

Realized (losses)/gains on investments, net	$(375)	$857	$(2,511)

Investment income in 2006 includes interest income from cash and cash equivalents, interest income from notes receivable from stockholders, and dividend income from investments of $3,315, $2,190, and $424, respectively. Investment income in 2007 includes interest income from cash and cash equivalents, interest income from notes receivable from stockholders, and dividend income from investments of $4,098, $2,454, and $435, respectively. Investment income in 2008 includes interest income from cash and cash equivalents, interest income from notes receivable from stockholders, and dividend income from investments of $897, $1,050, and $286, respectively.

From time to time, the Company has entered into certain derivative transactions involving the sale of covered call options on underlying investments held by the Company. As of December 31, 2006 and December 31, 2007, these call options either expired or were exercised. The gain on the call premiums of $656 and $1,455 was recognized as investment income in 2006 and 2007, respectively. The Company did not enter into any derivative transactions during the year ended December 31, 2008.

8.	Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of FAS No. 157, Fair Value Measurements, (“FAS No. 157”), which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands fair value measurement disclosures. In February 2008, the FASB delayed the effective date of FAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at least annually. Therefore, effective January 1, 2008, the Company has adopted the provisions of FAS No. 157 only for its financial assets and liabilities recognized or disclosed at fair value on a recurring basis.

To increase consistency and comparability in fair value measures, FAS No. 157 establishes a three-level fair value hierarchy to prioritize the inputs used in valuation techniques between observable inputs that reflect quoted prices in active markets, inputs other than quoted prices with observable market data, and unobservable data (e.g., a company’s own data). FAS No. 157 requires disclosures detailing the extent to which companies’ measure assets and liabilities at fair value, the methods and assumptions used to measure fair value, and the effect of fair value measurements on earnings. In accordance with FAS No. 157, the Company applied the following fair value hierarchy:

Level 1 —	Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments.

Level 2 —	Assets and liabilities valued based on observable market data for similar instruments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Level 3 —	Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

The following table summarizes fair value measurements by level at December 31, 2008 for assets and other balances measured at fair value on a recurring basis:

		Quoted Prices
		in Active Markets	Significant Other	Significant
	December 31,	for Identical	Observable	Unobservable
	2008	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)

Available-for-sale securities(1)	$5,114	$5,114	$—	$—
Redeemable common stock(2)	$752,912	$—	$—	$752,912

(1)	Available-for-sale equity securities are valued using quoted prices in active market multiplied by the number of shares owned.

(2)	The fair value of the Company’s Class A redeemable common stock is established for purposes of the ISO 401 (K) Savings and Employee Stock Ownership Plan (“KSOP”) generally on the final day of the quarter and such price is utilized for all share transactions in the subsequent quarter. The current valuation in effect for the KSOP is also considered the fair value for Class A redeemable common stock and related transactions within the Insurance Services Office, Inc. 1996 Incentive Plan. See Note 15 for a description of the valuation process.

The table below includes a roll-forward of the Company’s redeemable common stock from January 1, 2008 to December 31, 2008:

Significant
Unobservable
Inputs (Level 3)

Balance, January 1, 2008	$1,217,942
Redemptions, exercise and issuance of stock, net	(408,495)
Decrease in fair value(1)	(56,535)

Balance, December 31, 2008	$752,912

(1)	See Note 15 for a description of the valuation process.

Effective January 1, 2008, the Company adopted FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“FAS No. 159”). FAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. The Company has elected not to apply the fair value option to its eligible financial assets and liabilities, and accordingly, the adoption of FAS No. 159 had no impact on the consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Fixed Assets:

The following is a summary of fixed assets at December 31:

			Accumulated
			Depreciation and
	Useful Life	Cost	Amortization	Net

2007
Furniture and office equipment	3-10 years	$102,745	$(67,687)	$35,058
Leasehold improvements	Lease term	24,049	(7,876)	16,173
Purchased software	3 years	30,918	(25,431)	5,487
Software development costs	3 years	69,758	(45,632)	24,126
Leased equipment	3-4 years	17,080	(12,488)	4,592

Total fixed assets		$244,550	$(159,114)	$85,436

2008
Furniture and office equipment	3-10 years	$97,900	$(74,429)	23,471
Leasehold improvements	Lease term	27,624	(9,920)	17,704
Purchased software	3 years	41,419	(30,869)	10,550
Software development costs	3 years	78,046	(55,304)	22,742
Leased equipment	3-4 years	17,556	(9,436)	8,120

Total fixed assets		$262,545	$(179,958)	$82,587

Consolidated depreciation and amortization expense on fixed assets for the years ended December 31, 2006, 2007 and 2008, was approximately $28,007, $31,745 and $35,317, of which $6,403, $7,584 and $10,091 related to amortization of software development costs, respectively. Leased equipment includes amounts held under capital leases for automobiles, computer software, and computer equipment.

10.	Goodwill and Intangible Assets:

Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have finite lives are amortized over their useful lives. Goodwill and intangible assets with indefinite lives are subject to impairment testing annually as of June 30, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The Company completed the required annual impairment test as of June 30, 2008, which resulted in no impairment of goodwill in 2008. This testing compares carrying values of each reporting unit to its fair values. If the fair value of the reporting unit exceeds the carrying value of the net assets including goodwill assigned to that reporting unit, goodwill is not impaired. If the carrying value of the reporting unit’s net assets including goodwill exceeds the fair value of the reporting unit, then the Company will determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, than an impairment loss is recorded for the difference between the carrying amount and the implied fair value of goodwill. For the years ended December 31, 2006, 2007, and 2008, the Company recorded an impairment charge of $0, $1,744, and $0, respectively, included in “Loss from discontinued operations, net of tax” in the consolidated statements of operations.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the change in goodwill for the years ended December 31, 2007 and 2008, both in total and as allocated to the Company’s operating segments:

	Risk	Decision
	Assessment	Analytics	Total

Goodwill at December 31, 2006	$27,665	$197,015	$224,680
Accrual of acquisition related liabilities	243	98,100	98,343
Current year acquisitions	—	14,157	14,157
Escrow distribution	—	4,455	4,455
Impairment charge	—	(1,744)	(1,744)

Goodwill at December 31, 2007	27,908	311,983	339,891
Accrual of acquisition related liabilities	—	82,400	82,400
Current year acquisitions	—	12,845	12,845
Purchase accounting reclassification	—	7,848	7,848
Escrow distribution	—	4,388	4,388

Goodwill at December 31, 2008	$27,908	$419,464	$447,372

During the second quarter of 2008, the Company finalized the purchase price allocation associated with the acquisitions of HealthCare, Insight, LLC (“HCI”) and NIA Consulting, LTD (“NIA”). The finalization of the purchase accounting for HCI resulted in a reduction primarily of customer-related intangible assets and corresponding increase to goodwill of $7,009, and the final working capital adjustment of $825. The finalization of the purchase accounting for NIA, which includes the final working capital and other adjustments resulted in an increase to goodwill of $9. During the fourth quarter of 2008, the Company adjusted the purchase price allocation associated with the acquisition of Predicted Solutions, which resulted in an increase to goodwill of $5.

In April 2008, the Company paid $98,100 for Xactware contingent payments previously recorded within “Acquisition related liabilities” in the accompanying consolidated balance sheet. Certain other acquisitions include contingent payment provisions that are not related to continuing employment and are payable upon the achievement of certain financial results for 2008. As of December 31, 2008, based on actual achievement of Xactware and NIA’s financial results, the Company has recorded an increase to goodwill and a corresponding increase to “Acquisition related liabilities” in the accompanying consolidated balance sheet of $82,400.

The Company’s intangible assets and related accumulated amortization consisted of the following at December 31:

	Weighted
	Average		Accumulated
	Useful Life	Cost	Amortization	Net

2007
Technology-based	5 years	$164,317	$(80,419)	$83,898
Marketing-related	4 years	25,846	(13,667)	12,179
Contract-based	6 years	6,555	(5,596)	959
Customer-related	13 years	57,906	(13,782)	44,124

Total intangible assets		$254,624	$(113,464)	$141,160

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Weighted Average		Accumulated
	Useful Life	Cost	Amortization	Net

2008
Technology-based	5 years	$164,127	$(98,810)	$65,317
Marketing-related	4 years	31,733	(18,363)	13,370
Contract-based	6 years	6,555	(5,940)	615
Customer-related	12 years	53,317	(19,906)	33,411

Total intangible assets		$255,732	$(143,019)	$112,713

Consolidated amortization expense related to intangible assets for the years ended December 31, 2006, 2007 and 2008, was approximately $26,854, $33,916 and $29,555, respectively. Estimated amortization expense through 2013 and thereafter for intangible assets subject to amortization is as follows:

Year	Amount

2009	$29,698
2010	$24,502
2011	$17,932
2012	$14,034
2013	$8,461
Thereafter	$18,086

11.	Acquisitions and Discontinued Operations:

2006 Acquisitions

In 2006, the Company acquired four entities for an aggregate cash purchase price of approximately $202,149, of which $187,956 relates to Xactware, and funded indemnity and contingent payment escrows totaling $11,100 and $3,500, respectively. At December 31, 2007, the current and long-term portions of these escrows amounted to $543 and $10,700 and have been included in “Other current assets” and “Other assets”, respectively, in the accompanying consolidated financial statements. At December 31, 2008, these escrows amounted to $10,923 and have been included in “Other current assets” in the accompanying consolidated financial statements. These acquisitions were accounted for under the purchase method. Accordingly, the purchase price, excluding contingency escrows, was allocated to assets acquired based on their estimated fair values as of the dates of acquisition. Each entity’s operating results have been included in the Company’s consolidated results from the respective dates of acquisition. A description of the four entities purchased in 2006 follows:

On March 28, 2006, the Company acquired 100% of the net assets of RegsData, Inc. (“RegsData”), a Milford, CT based provider of automated mortgage-licensing compliance services allowing the ability to manage and monitor third-party relationships and provide a comprehensive solution for the mortgage industry. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for the trailing 15-month period ending June 30, 2007.

On August 8, 2006, the Company acquired 100% of the net assets of Xactware, Inc. (“Xactware”), an Orem, UT based provider of repair estimation and data analysis to assist property insurance carriers and their business partners in adjusting property claims, thus delivering more comprehensive products and services to the Company’s property insurance claims customers. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007 and 2008.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 23, 2006, the Company acquired 100% of the net assets of Domus Systems, Inc. (“Domus”), a Los Angeles, CA based provider of automated compliance and reporting services to the affordable-housing industry. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007.

On October 11, 2006, the Company acquired 100% of the net assets of Urix LLC (“Urix”), a Cheshire, CT based provider of cutting-edge healthcare and employer reporting solutions. Urix is a leading developer of web-based healthcare analytic solutions that are both scalable and cost-effective on a national level. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the acquisitions that occurred in 2006. The goodwill associated with the 2006 acquisitions is included in the Decision Analytics segment.

	Xactware	All other	Total

Current assets	$7,061	$926	$7,987
Property and equipment	2,320	107	2,427
Other assets	11	—	11
Intangible assets	121,603	7,234	128,837
Goodwill(1)	63,309	6,019	69,328

Total assets acquired	194,304	14,286	208,590
Current liabilities	6,348	93	6,441

Total liabilities assumed	6,348	93	6,441

Net assets acquired	$187,956	$14,193	$202,149

(1)	These amounts do not include earnout payments or the release of contingent escrows.

Supplemental information on an unaudited pro forma basis is presented below as if the acquisition of Xactware occurred at the beginning of 2006. The pro forma information presented below is based on estimates and assumptions, which the Company believes are reasonable and is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had this acquisition been completed at the beginning of 2006. The unaudited pro forma information includes intangible asset amortization charges and incremental borrowing costs as a result of the acquisition, net of related tax impacts, estimated using the Company’s effective tax rate for continuing operations for each period.

2006

Pro forma revenues	$761,192
Pro forma net income	$142,939
Pro forma basic income per share of Class A and Class B	$34.60
Pro forma diluted income per share of Class A and Class B	$33.22

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amounts assigned to intangible assets by type for the 2006 acquisitions are summarized in the table below:

	Weighted
	Average
	Useful Life	Xactware	All Other	Total

Technology-based	6 years	$94,604	$5,221	$99,825
Marketing-related	3 years	4,640	1,074	5,714
Customer-related	12 years	22,359	939	23,298

Total intangible assets	7 years	$121,603	$7,234	$128,837

As of December 31, 2006, the Company had estimated the allocation of purchase price to goodwill and deferred taxes for the RegsData, Xactware, Domus Systems and Urix acquisitions. In 2007, the Company finalized the RegsData, Xactware, Domus Systems and Urix purchase allocations. The goodwill for all acquisitions is expected to be deductible for tax purposes over 15 years. The acquired intangible assets have useful lives ranging from 2 to 14 years with no residual value.

2007 Acquisitions

In 2007, the Company acquired five entities for an aggregate cash purchase price of approximately $50,824 and funded indemnity and contingent payment escrows totaling $3,344 and $1,031, respectively. At December 31, 2007, the current and long-term portions of these escrows amounted to $3,513 and $900 and have been included in “Other current assets” and “Other assets”, respectively, in the accompanying financial statements. At December 31, 2008, these escrows amounted to $1,010 and have been included in “Other current assets”, in the accompanying consolidated financial statements. These acquisitions were accounted for under the purchase method. Accordingly, the purchase price, excluding contingency escrows, was allocated to assets acquired based on their estimated fair values as of the acquisition dates. Each entity’s operating results have been included in the Company’s consolidated results from the respective dates of acquisition. A description of the five entities purchased in 2007 is as follows:

On January 11, 2007, the Company acquired the remaining 20% of the stock of National Equipment Register (“NER”), resulting in 100% ownership, in order to more closely align operations with existing businesses. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007 and 2008. NER is a provider of solutions to increase the recovery rate of stolen equipment and reduce the costs associated with theft for owners and insurers.

On March 23, 2007, the Company acquired the rights, title, and interest of the name, trade name, and service mark, “Rex Depot” and other intangible assets of Smith Sekelsky Web Products, LLC. The assets associated with this acquisition further enhance the capability of the Company’s appraisal software offerings.

On October 3, 2007, the Company acquired 100% of the net assets of HealthCare Insight, LLC (“HCI”), a Salt Lake City, UT based company whose solutions enable healthcare claims payors to prevent fraud, abuse, and overpayment. The acquisition of HCI further supports the Company’s objective as the leading provider of data, analytics, and decision-support solutions for healthcare claims payors. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2008. HCI combines automated modeling and profiling of claims with the enhanced accuracy available through clinical validation.

On October 12, 2007, the Company acquired 100% of the net assets of NIA Consulting, LTD (“NIA”), a Mason, TX based company, which is a leading provider of fraud detection and forensic

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

audit services for the home mortgage and mortgage insurance industries. Adding NIA and its proprietary database to the Company’s fraud protection solution strengthens the Company’s search capacity and positions the Company to incorporate more real-world fraud schemes into the Company’s automated solutions. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2008.

On December 19, 2007, the Company acquired 100% of the net assets of Predicted Solutions, a leading provider of computer software applications and algorithms for commercial and governmental health plans and Medicaid to help health plan administrators detect and recover losses due to fraud, waste and abuse. The acquisition integrates with the Company’s analytic methodology to provide customers with the information needed to ensure their program integrity through better pharmacy and payment analysis.

The allocation of purchase price for the 2007 acquisitions, including the finalization of purchase accounting in 2008, resulted in finite lived intangible assets of $28,349 with no residual value, goodwill of $22,005, and fair value of tangible assets acquired of $470. The goodwill associated with the 2007 acquisitions is included within the Decision Analytics segment. The Company did not assume significant liabilities related to these acquisitions. The goodwill for all acquisitions is expected to be deductible for tax purposes over 15 years. In 2008, the Company finalized the Rex Depot, HCI, NIA and Predicted Solutions purchase allocations.

The amounts assigned to intangible assets by type for the 2007 acquisitions are summarized in the table below:

	Weighted Average
	Useful Life	Total

Technology-based	4 years	$6,181
Marketing-related	4 years	8,856
Customer-related	23 years	13,312

Total intangible assets		$28,349

2008 Acquisitions

In 2008, the Company acquired two entities for an aggregate cash purchase price of approximately $19,270 and funded indemnity escrows totaling $1,500. At December 31, 2008, these escrows have been included in “Other assets” in the consolidated balance sheet of the accompanying financial statements. These acquisitions were accounted for under the purchase method. Accordingly, the purchase price, excluding indemnification escrows, was allocated to assets acquired based on their estimated fair values as of the acquisition dates. Each entity’s operating results have been included in the Company’s consolidated results from the respective dates of acquisition. A description of the two entities purchased in 2008 is as follows:

On November 14, 2008, the Company acquired the net assets of ZAIO’s two divisions, United Systems Software Company (“ZAIO”) and Day One Technology. The assets associated with this acquisition further enhance the capability of the Company’s appraisal software offerings.

On November 20, 2008, the Company acquired 100% of the stock of Atmospheric and Environmental Research, Inc. (“AER”). The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for the years ended 2010 and 2011. The acquisition of AER further enhances the Company’s environmental and scientific research and predictive modeling. The allocation of the purchase price to intangible assets, goodwill, accrued liabilities, contingent escrows and the determination of a FIN 48 liability for the AER acquisition is subject to revisions based on the results of the final determination of estimated fair values, which are not expected to be material to the consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The preliminary allocation of purchase price for the 2008 acquisitions resulted in finite lived intangible assets of $8,117 with no residual value, goodwill of $12,845, and fair value of net tangible assets acquired of $(1,692). The goodwill associated with the 2008 acquisitions is included within the Decision Analytics segment. The Company did not assume significant liabilities related to these acquisitions. The goodwill for this acquisition is not deductible for tax purposes.

The amounts assigned to intangible assets by type for the 2008 acquisitions are summarized in the table below:

	Weighted Average
	Useful Life	Total

Marketing-related	3 years	$5,887
Customer-related	5 years	2,230

Total intangible assets		$8,117

Acquisition Contingent Payments

A condition of the additional payments for certain of the acquisitions, is the continued employment of key employees resulting in the treatment of such additional payments as compensation expense. Compensation expense related to earn out payments for fiscal 2006, 2007 and 2008 was $9,027, $3,605 and $300, respectively. Based on the actual results of operations and agreements which required the continuing employment of key employees, the Company was required to make payments of $2,200 and $300, in 2007 and 2008, respectively. These amounts, which are included in “Acquisition related liabilities” in the consolidated balance sheet of the accompanying financial statements, were paid the year after they were accrued.

Acquisition Contingent Escrows

Pursuant to the related acquisition agreements, the Company has funded various escrow accounts to satisfy pre-acquisition indemnity and tax claims arising subsequent to the acquisition date, as well as a portion of the contingent payments. The future additional payments that may be required pursuant to the terms of the purchase agreements are not reflected as liabilities in the accompanying consolidated balance sheets, as the final payments are contingent on future events. At December 31, 2007 and 2008, the current portion of the escrow amounted to $5,767 and $12,724, respectively, of which $10,000 relates to Xactware, and has been included in “Other current assets” in the accompanying consolidated financial statements at December 31, 2008. The indemnification portion of these current escrows were $4,083 and $11,918 at December 31, 2007 and 2008, respectively. At December 31, 2007 and 2008, the noncurrent portion of the escrow, all of which are indemnification escrows, amounted to $11,596 and $1,501, respectively.

Discontinued Operations

As of December 31, 2007, the Company discontinued operations of its claims consulting business located in New Hope, Pennsylvania and the United Kingdom. The results for this business were accounted for as discontinued operations in the consolidated financial statements for each of the years ended December 31, 2006 and 2007. Within the 2007 pre-tax loss are $2,786 of expenses directly related to the exit activity, which primarily consist of goodwill impairment of $1,744, other current asset write-off of $445, fixed asset disposals

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of $265, and employee separation costs of $119. The summarized, combined statements of operations from discontinued operations for the years ended December 31 are as follows:

	2006	2007

Revenues	$4,456	$2,352

Pre-tax loss	$(2,517)	$(6,085)
Tax benefit	712	1,496

Loss from discontinued operations, net of tax	$(1,805)	$(4,589)

Depreciation expenses related to the discontinued operations for years ending 2006 and 2007 were $112 and $98, respectively. There was no impact of discontinued operations on the results of operations for the year ended December 31, 2008.

12.	Income Taxes:

The tax effects of significant items comprising the Company’s deferred tax assets as of December 31 is as follows:

	2007	2008

Employee wages, pensions and other benefits	$18,118	$14,970
Postretirement benefits	11,231	10,163
Fixed assets	(3,281)	(6,645)
Deferred revenue adjustment	7,391	8,979
Deferred rent adjustment	3,598	4,508
Net operating loss carryover	6,383	1,772
Pension and postretirement unfunded liability adjustment	5,621	55,146
Adjustment for unrealized losses	274	17
State tax adjustments	15,686	8,283
Goodwill amortization	8,586	3,774
Other	11,655	10,689
Valuation allowance	(1,534)	(2,098)
Internally developed software	(5,395)	(4,812)

Net deferred tax asset	$78,333	$104,746

As a result of certain realization requirements of FAS No. 123(R), the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2008 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Equity will be increased by $5,076 if and when such deferred tax assets are ultimately realized. The Company uses tax law ordering for purposes of determining when excess tax benefits have been realized.

As of December 31, 2008, a deferred tax liability in the amount of $2,963 was recorded in connection with the acquisition of AER. As of December 31, 2007, a deferred tax asset in the amount of $24 was recorded in connection with the acquisition of HCI. The ultimate realization of the deferred tax assets depends on the Company’s ability to generate sufficient taxable income in the future. The Company has provided for a valuation allowance against the deferred tax asset associated with the capital loss carryforwards

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expiring in 2012 and the net operating losses of certain foreign subsidiaries. The Company’s net operating loss carryforwards expire as follows:

Years	Amount

2009-2016	$56,803
2017-2021	577
2022-2028	30,850

$88,230

A valuation allowance has been established based on management’s evaluation of the likelihood of utilizing the capital loss carryforwards and foreign net operating losses before they expire. Management has determined that the generation of future foreign taxable income to realize the deferred tax assets is uncertain. Other than these items, management has determined, based on the Company’s historical operating performance, that taxable income of the Company will more likely than not be sufficient to fully realize the deferred tax assets.

The income tax provision for the years ended December 31 is as follows:

	2006	2007	2008

Current:
Federal and foreign	$91,368	$96,277	$93,522
State and local	12,663	17,843	12,358

	$104,031	$114,120	$105,880

Deferred:
Federal and foreign	$(9,800)	$(7,041)	$9,789
State and local	(2,239)	(3,895)	5,002

	$(12,039)	$(10,936)	$14,791

Provision for income taxes	$91,992	$103,184	$120,671

The Company’s income tax benefit for discontinued operations for fiscal 2006, 2007 and 2008 was $712, $1,496 and $0, respectively.

In general, it is the practice of the Company to permanently reinvest the undistributed earnings of its foreign subsidiaries in those operations. As of December 31, 2008, the Company has not made a provision for U.S. or additional foreign withholdings taxes on approximately $2,818 of the unremitted earnings. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under other certain circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in its foreign subsidiaries.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between the Company’s effective tax rate on income from continuing operations and the statutory tax rate is as follows for the years ended December 31:

	2006	2007	2008

Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	2.9%	3.2%	5.0%
Non-deductible KSOP expenses	2.7%	2.9%	2.7%
State tax adjustments	(0.9)%	(0.3)%	0.0%
Other	(0.2)%	(0.8)%	0.6%

Effective tax rate for continuing operations	39.5%	40.0%	43.3%

Effective January 1, 2007, the Company adopted FIN No. 48, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For each tax position, the Company must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2007	2008

Unrecognized tax benefit at January 1	$27,052	$32,030
Gross increase in tax positions in prior period	—	5,958
Gross decrease in tax positions in prior period	—	(3,548)
Gross increase in tax positions in current period	7,662	4,454
Settlements	—	(3,240)
Lapse of statute of limitations	(2,684)	(3,995)

Unrecognized tax benefit at December 31	$32,030	$31,659

Included in the total unrecognized tax benefits of $31,659 is $18,575 that, if recognized, would have a favorable effect on the Company’s effective tax rate. The remaining unrecognized tax benefits would not affect the Company’s effective tax rate. The gross increase in tax positions in prior periods of $5,958 predominantly relates to transfer pricing adjustments which are offset by a corresponding tax receivable. The gross decrease in tax positions in prior periods of $3,548 is a result of taking into account the 2007 uncertain tax positions which were considered and incorporated in the filing of the 2007 tax returns. The gross increase in tax positions in the current period relates to various ongoing uncertain tax positions involving federal, state and foreign issues. The Company paid and executed a settlement agreement with a taxing authority, which resulted in the reduction of uncertain tax positions of $3,240. The Company’s practice is to recognize interest and penalties associated with income taxes as a component of income tax expense. At December 31, 2007 and December 31, 2008, approximately $7,033 and $8,116, respectively, is accrued in the Company’s consolidated balance sheet for the payment of interest and penalties associated with income taxes. The Company’s unrecognized tax benefits largely include state exposures from allocation of income between jurisdictions, not filing a state tax return, the methods of filing state tax returns, and the utilization of tax credits. The Company does not expect a significant increase in unrecognized benefits related to state tax exposures within the coming year. In addition, the Company believes that it is reasonably possible that approximately $5,275 of its currently remaining unrecognized tax positions, each of which is individually insignificant, may be recognized

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by the end of 2009 as a result of a combination of audit settlements and lapses of statute of limitations, net of additional uncertain tax positions.

The Company is subject to tax in the U.S. and in various state and foreign jurisdictions. The Company joined by its domestic subsidiaries, files a consolidated income tax return for Federal income tax purposes. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for tax years before 2005. The Internal Revenue Service (“IRS”) commenced an examination of the Company’s U.S. consolidated income tax return for the 2006 tax year. The Company does not expect that the results of this examination will have a material effect on its financial position or results of operations.

13.	Composition of Certain Financial Statement Captions:

The following table presents the components of “Other current assets,” “Accounts payable and accrued liabilities” and “Other liabilities” at December 31:

	2007	2008

Other current assets
Acquisition related escrows	$5,767	$12,724
Other current assets	2,758	3,463

Total other current assets	$8,525	$16,187

Accounts payable and accrued liabilities:
Accrued salaries, benefits and other related costs	$48,417	$44,913
Other current liabilities	29,817	38,468

Total accounts payable and accrued liabilities	$78,234	$83,381

Other liabilities:
Unrecognized tax benefits	$39,023	$39,735
Deferred rent	11,028	11,883
Other liabilities	12,034	24,576

Total other liabilities	$62,085	$76,194

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Debt:

The following table presents short-term and long-term debt by issuance as of December 31:

	Issuance	Maturity
	Date	Date	2007	2008

Short-term and current portion of long-term debt:
Bank of America	10/25/2007	4/25/2008	$15,000	$—
Bank of America	12/15/2008	1/15/2009	—	5,000
Bank of America	12/17/2008	1/17/2009	—	30,000
Bank of America	12/22/2008	1/22/2009	—	15,000
Bank of America	12/24/2008	1/24/2009	—	5,000
JPMorganChase	12/31/2007	1/3/2008	15,000	—
JPMorganChase	12/1/2008	1/2/2009	—	10,000
JPMorganChase	12/12/2008	1/12/2009	—	4,000
JPMorganChase	12/18/2008	1/20/2009	—	20,000
JPMorganChase	12/24/2008	1/24/2009	—	20,000
JPMorganChase	12/29/2008	1/29/2009	—	5,000
Prudential: 4.46% Series D senior notes	6/14/2005	6/13/2009	—	100,000
Capital lease obligations	Various	Various	4,408	5,058
Other	Various	Various	763	340

Short-term debt and current portion of long-term debt			$35,171	$219,398

Long-term debt:
Prudential senior notes:
4.46% Series D senior notes	6/14/2005	6/13/2009	$100,000	$—
4.60% Series E senior notes	6/14/2005	6/13/2011	50,000	50,000
6.00% Series F senior notes	8/8/2006	8/8/2011	25,000	25,000
6.13% Series G senior notes	8/8/2006	8/8/2013	75,000	75,000
5.84% Series H senior notes	10/26/2007	10/26/2013	17,500	17,500
5.84% Series H senior notes	10/26/2007	10/26/2015	17,500	17,500
6.28% Series I senior notes	4/29/2008	4/29/2013	—	15,000
6.28% Series I senior notes	4/29/2008	4/29/2015	—	85,000
Principal senior notes:
6.03% Series A senior notes	8/8/2006	8/8/2011	50,000	50,000
6.16% Series B senior notes	8/8/2006	8/8/2013	25,000	25,000
New York Life senior notes:
5.87% Series A senior notes	10/26/2007	10/26/2013	17,500	17,500
5.87% Series A senior notes	10/26/2007	10/26/2015	17,500	17,500
6.35% Series B senior notes	4/29/2008	4/29/2015	—	50,000
Other obligations:
Capital lease obligations	Various	Various	7,299	4,723
Other	Various	Various	860	633

Long-term debt			$403,159	$450,356

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accrued interest associated with the Company’s outstanding debt obligations was $2,548 and $4,092 as of December 2007 and 2008, respectively. Consolidated interest expense associated with the Company’s outstanding debt obligations was $16,184, $22,590 and $30,863 for the years ended December 31, 2006, 2007 and 2008, respectively.

Prudential Master Shelf Agreement

On June 13, 2003, the Company authorized the issuance of senior promissory notes (“Prudential Shelf Notes”) under an uncommitted master shelf agreement with Prudential Capital Group (“Prudential”) in the aggregate principal amount of $200,000. On February 1, 2005, the Company amended the shelf agreement to increase the authorization of additional senior promissory notes in the aggregate principal amount by $150,000. On February 1, 2007, the Company amended the shelf agreement to increase the authorization of additional senior promissory notes in the aggregate principal amount by $100,000. Prudential Shelf Notes may be issued and sold until the earliest of (i) February 28, 2010 (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. Interest is payable at a fixed rate or variable floating rate. Fixed rate Prudential Shelf Notes are subject to final maturities not to exceed ten years and, in the case of floating rate Prudential Shelf Notes, not to exceed five years. The Prudential Shelf Note agreement is uncommitted with a one time facility fee of $50. The net proceeds from the notes were utilized to repurchase Class B Company stock, to repay certain maturing notes and revolving credit facilities, and to fund acquisitions. Interest on the notes is payable quarterly.

As of December 31, 2007 and 2008, $285,000 and $385,000, respectively, was outstanding under this agreement. The Prudential Shelf Notes contain covenants that, among other things, require the Company to maintain certain leverage and fixed charge ratios.

Principal Master Shelf Agreement

On July 10, 2006, the Company authorized the issuance of senior promissory notes (“Principal Shelf Notes”) under an uncommitted master shelf agreement with Principal Global Investors, LLC (“Principal”) in the aggregate principal amount of $75,000. Principal Shelf Notes may be issued and sold until the earliest of (i) July 10, 2009 (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. Interest is payable at a fixed rate or variable floating rate. Fixed rate Principal Shelf Notes are subject to final maturities not to exceed ten years and, in the case of floating rate Principal Shelf Notes, not to exceed five years. The Principal Shelf Note is uncommitted with a one time facility fee of $25, no fees for the first issuance, and fees in the amount equal to 0.125% of the aggregate principal amount for subsequent issuances. The net proceeds from the notes issued were utilized to fund acquisitions. Interest on the notes is payable quarterly.

As of December 31, 2007 and 2008, $75,000 was outstanding under this agreement. The Principal Shelf Notes contain covenants that, among other things, require the Company to maintain certain leverage and fixed charge ratios.

New York Life Master Shelf Agreement

On March 16, 2007, the Company authorized the issuance of senior promissory notes (“New York Life Shelf Notes”) under an uncommitted master shelf agreement with New York Life in the aggregate principal amount of $100,000. New York Life Shelf Notes may be issued and sold until the earliest of (i) March 16, 2010 (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. Interest is payable at a fixed rate or variable floating rate. Fixed rate New York Life Shelf Notes are subject to final maturities not to exceed ten years and, in the case of floating rate Shelf Notes, not to exceed five years. The New York Life Shelf Note is uncommitted with no fees for the first issuance, and fees in the amount equal to 0.125% of the aggregate principal amount for

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsequent issuances. The net proceeds from the notes issued were utilized to fund acquisitions. Interest on the notes is payable quarterly.

As of December 31, 2007 and 2008, $35,000 and $85,000, respectively, was outstanding under this agreement. The New York Life Shelf Notes contain covenants that, among other things, require the Company to maintain certain leverage and fixed charge ratios.

Aviva Master Shelf Agreement

On December 10, 2008, the Company entered into a $50,000 uncommitted master shelf agreement with Aviva Investors North America, Inc. (“Aviva”). Aviva shelf notes may be issued and sold until the earliest of (i) December 10, 2011 (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. The Aviva master shelf is uncommitted with a one time facility fee of $25, and additional fees in the amount equal to 0.125% of the aggregate principal amount for subsequent issuances. The Aviva master shelf agreement contains certain covenants that, among other things, require the Company to maintain certain leverage and fixed charge ratios. The interest rate will be determined at the time of the borrowing. The Company did not have any notes outstanding under the Aviva master shelf as of December 31, 2008.

Debt Maturities

The following table reflects the Company’s debt maturities:

Year	Amount

2009	$219,398
2010	$4,617
2011	$125,693
2012	$46
2013	$150,000
2014 and thereafter	$170,000

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revolving Credit Facilities

The following table presents the revolving credit facilities outstanding at December 31:

	Effective	Expiration	Maximum Available		Interest	Borrowings
Description	Date	Date	Committed	Uncommitted	Rate	Outstanding

2007:
JPMorganChase	10/1/2007	9/30/2008	$25,000	$50,000	LIBOR + .65%	$15,000
Bank of America	9/30/2007	9/30/2008	10,000	50,000	LIBOR + .65%	15,000
Citibank	10/31/2007	10/29/2008	20,000	30,000	LIBOR + .65%	—

Morgan Stanley	8/29/2007	8/28/2008	—	50,000	Determined at the time of borrowing	—

Total			$55,000	$180,000		$30,000

2008:
JPMorganChase	10/31/2008	9/30/2009	$25,000	$50,000	LIBOR + .80%	$59,000
Bank of America	9/30/2008	9/30/2009	110,000	—	LIBOR + .95%	55,000

Morgan Stanley	12/9/2008	12/8/2009	30,000	—	Determined at the time of borrowing	—

Total			$165,000	$50,000		$114,000

The Company amended its uncommitted master shelf agreements and revolving credit facilities to have five of its 100% owned subsidiaries, ISO Claims Services, Inc., ISO Investment Holdings, Inc., AIR Worldwide Corporation, Xactware, Inc. and ISO Services, Inc., fully and unconditionally, and jointly and severally guarantee all of its obligations under the credit facilities. In connection with this amendment, a sharing agreement was created between the Company and a syndicate of lenders in consideration of the exercise of set-off rights in connection with the guaranties. As of December 31, 2008, the Company was in violation of an affirmative covenant that requires the Company to notify each lender within 30 days of the time an entity meets the criteria of a material subsidiary. In February 2009, the Company obtained a waiver from each of the lenders and amended its uncommitted master shelf agreements and revolving credit facilities to have two additional 100% owned subsidiaries, Verisk Health, Inc. and Interthinx, Inc., fully and unconditionally, and jointly and severally guarantee all of its obligations under the master shelf agreements and revolving credit facilities.

In October 2005, the Company renegotiated the revolving credit facility with JPMorganChase to increase the availability to $75,000. Interest on outstanding borrowings is payable at maturity, at a rate of 1.73% at December 31, 2008. The committed line has a facility fee of 0.10% of the unused portion and interest on outstanding borrowings is payable monthly. On October 31, 2008, the Company renegotiated the facility to extend the maturity through September 30, 2009. Upon maturity of this facility, the Company may convert all or a principal portion not less than $1,000 of the aggregate principal balance of revolving credit loans then outstanding into a one year term loan. As of December 31, 2007 and 2008, $15,000 and $59,000, respectively, of borrowings were outstanding under this credit facility.

The Bank of America committed line has a facility fee of 0.25% of the unused portion and interest on outstanding borrowings is payable at maturity, at a rate of 1.74% at December 31, 2008. On September 30, 2008, the Company renegotiated the facility to extend the maturity through September 30, 2009. On December 5, 2008, the Company renegotiated the Bank of America credit facility to increase the availability to $110,000. Upon maturity of this facility, the Company may convert all or a principal portion not less than $1,000 of the aggregate principal balance of revolving credit loans then outstanding into a one year term loan.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007 and 2008 $15,000 and $55,000, respectively, of borrowings were outstanding under this credit facility.

On January 23, 2006, the Company entered into a $50,000 revolving credit agreement with Citibank, of which $20,000 was committed. This revolving credit agreement with Citibank expired on October 29, 2008. The Company did not renegotiate to extend the agreement.

In August 2006, the Company entered into a $50,000 revolving credit facility with Morgan Stanley. Interest is payable monthly at a rate to be determined at the time of borrowing. On December 9, 2008, the Company entered into a new $30,000 revolving credit facility with Morgan Stanley that matures on December 8, 2009. This committed line has a facility fee of 0.375% of the unused portion and interest is payable at maturity at a rate to be determined at the time of borrowing.

15.	Redeemable Common Stock:

On November 18, 1996, the Company authorized 6,700,000 shares of Class A redeemable common stock. The Class A stock is reserved for the use in incentive plans for key employees and directors under the Option Plan, and for issuance to the ISO 401(k) Savings and Employee Stock Ownership Plan (the “KSOP”). The Class A stock has voting rights to elect nine of the thirteen members of the board of directors. The Company’s Certificate of Incorporation limits those who may own Class A stock to current and former employees or directors, the KSOP and trusts by or for the benefit of immediate family members of employees and former employees.

Under the terms of the Option Plan, Class A stock resulting from exercised options that are held by the employee for more than six months and one day may be put to the Company and redeemed at the then current fair value at the date of the redemption request of the Class A stock. For options granted in 2002 through 2004, the Company has the ability to defer the cash settlement of the redemption up to one year. For options granted after 2004, the Company has the ability to defer the cash settlement of the redemption for up to two years. Under the terms of the KSOP, eligible participants may elect to diversify 100% of their 401(k) and up to 35% of their ESOP contributions that were made in the form of Class A stock. In addition, upon retirement or termination, participants in the KSOP are required to liquidate their ownership in Class A common stock. Since the Class A stock distributed under the Option Plan and KSOP is subject to the restrictions above, the participant currently has the right to require the Company to repurchase stock based on the then current fair value of the Class A stock.

The fair value of the Company’s Class A redeemable common stock is established for purposes of the KSOP, generally on the final day of the quarter and such price is utilized for all share transactions in the subsequent quarter. The current valuation in effect for the KSOP is also considered fair value for Class A redeemable common stock and related transactions within the Insurance Services Office, Inc. 1996 Incentive Plan.

The valuation methodology is based on a variety of qualitative and quantitative factors including the nature of the business and history of the enterprise, the economic outlook in general and the condition of the specific industries in which the Company operates, the financial condition of the business, the Company’s ability to generate free cash flow, and goodwill or other intangible asset value. This determination of the fair market value employs both a comparable public company analysis, which examines the valuation multiples of companies deemed comparable, in whole or in part, to the Company, and a discounted cash flow analysis that determines a present value of the projected future cash flows of the business. The Company regularly assesses the underlying assumptions used in the valuation methodologies. As a result, the Company has utilized this quarterly fair value for all its Class A redeemable common stock transactions, as required by terms of the KSOP and the Insurance Services Office, Inc. 1996 Incentive Plan.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company follows SEC Accounting Series Release (“ASR”) No. 268, Presentation in Financial Statements of Preferred Redeemable Stock (“ASR No. 268”). ASR No. 268 requires the Company to record Class A stock and vested stock options at full redemption value at each balance sheet date as the redemption of these securities is not solely within the control of the Company. Redemption value for the Class A stock is determined quarterly on or about the final day of the quarter for purposes of the KSOP. The fourth quarter valuation was finalized on December 31, 2007 and 2008 at $862 and $778 per share, respectively. The redemption value of the Class A stock and vested options at intrinsic value at December 31, 2007 and 2008 totaled $1,217,942 and $752,912, respectively, which includes $215,380, and $172,408, respectively, of aggregate intrinsic value of outstanding unexercised vested stock options.

During the years ended December 31, 2006, 2007 and 2008, 253,000, 256,842 and 502,435 Class A shares were redeemed by the Company at a weighted average price of $595.70, $803.73 and $863.88 per share, respectively. Included in Class A repurchased shares were $45,052, $16,096 and $19,734 for shares primarily utilized to satisfy minimum tax withholdings on options exercised during the years ended December 31, 2006, 2007 and 2008, respectively.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsequent changes to the redemption value of the securities is charged first to retained earnings; once retained earnings is depleted, then to additional paid-in-capital, if additional paid-in-capital is also depleted, then to accumulated deficit. During the year ended December 31, 2008 the balance of redeemable common stock decreased by $465,030. Additional information regarding the changes in redeemable common stock for the years ended December 31, 2006, 2007 and 2008 is provided in the table below.

					Notes	Total
	Class A Common Stock				Receivable	Redeemable
		Redemption	Unearned	Additional	from	Common
	Shares	Value	KSOP	Paid-in-Capital	Stockholders’	Stock

Balance, January 1, 2006	1,420,341	$943,854	$(5,723)	$—	$(37,042)	$901,089
Redemption of Class A common stock	(253,000)	(105,670)	—	—	9,277	(96,393)
KSOP shares earned	—	—	810	17,969	—	18,779
Stock based compensation	—	—	—	6,148	—	6,148
Stock options exercised (including tax benefit of $31,964)	179,967	62,435	—	31,964	(24,438)	69,961
Other stock issuances	232	149	—	—	—	149
Increase in redemption value of Class A common stock	—	282,281	—	(56,081)	—	226,200

Balance, December 31, 2006	1,347,540	$1,183,049	$(4,913)	$—	$(52,203)	$1,125,933

Redemption of Class A common stock	(256,842)	(190,336)	—	—	24,708	(165,628)
KSOP shares earned	—	—	784	21,463	—	22,247
Stock based compensation	—	—	—	8,244	—	8,244
Stock options exercised (including tax benefit of $12,798)	72,083	28,526	—	12,798	(15,130)	26,194
Other stock issuances	285	238	—	—	—	238
Increase in redemption value of Class A common stock	—	196,465	—	(42,505)	—	153,960

Balance, December 31, 2007	1,163,066	$1,217,942	$(4,129)	$—	$(42,625)	$1,171,188

Redemption of Class A common stock	(502,435)	(434,044)	—	—	62,773	(371,271)
KSOP shares earned	—	—	756	21,518	—	22,274
Stock based compensation	—	—	—	9,881	—	9,881
Stock options exercised (including tax benefit of $26,099)	85,256	25,324	—	26,099	(20,148)	31,275
Other stock issuances	252	225	—	—	—	225
Decrease in redemption value of Class A common stock	—	(56,535)	—	(57,498)	—	(114,033)

Balance, December 31, 2008	746,139	$752,912	$(3,373)	$—	$—	$749,539

16.	Stockholders’ Deficit:

On November 18, 1996, the Company authorized 20,000,000 Class B shares. The Class B shares have the same rights as Class A shares with respect to dividends and economic ownership, but have voting rights to elect three of the thirteen directors. The thirteenth seat on the board of directors is held by the chief executive officer of the Company. The Company repurchased 2,895, 72,488 and 9,670 Class B shares in 2006, 2007 and 2008 at an average price of $385.20, $498.15 and $517.20 per share, respectively.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings Per Share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, less the weighted average ESOP shares of common stock that have not been committed to be released. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding using the treasury stock method, if the dilutive potential common shares, such as stock awards and stock options, had been issued.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) computations for the years ended December 31:

	2006	2007	2008

Numerator used in basic and diluted EPS:
Income from continuing operations	$140,785	$154,963	$158,228
Loss from discontinued operations, net of tax benefit	(1,805)	(4,589)	—

Net income	$138,980	$150,374	$158,228

Denominator:
Weighted average number of common shares used in basic EPS	4,130,962	4,016,928	3,657,714
Effect of dilutive shares:
Potential Class A redeemable common stock issuable upon the exercise of stock options	171,905	168,223	146,920

Weighted average number of common shares and dilutive potential common shares used in diluted EPS	4,302,867	4,185,151	3,804,634

Basic EPS:
Income from continuing operations	$34.08	$38.58	$43.26
Loss from discontinued operations, net of tax benefit	(0.44)	(1.14)	—

Basic EPS	$33.64	$37.44	$43.26

Diluted EPS:
Income from continuing operations	$32.72	$37.03	$41.59
Loss from discontinued operations, net of tax benefit	(0.42)	(1.10)	—

Diluted EPS	$32.30	$35.93	$41.59

Pro forma basic income/(loss) per share of Class A and Class B (unaudited):
Income from continuing operations	$0.68	$0.77	$0.87
Loss from discontinued operations	(0.01)	(0.02)	—

Pro forma net income per share	$0.67	$0.75	$0.87

Pro forma diluted income/(loss) per share of Class A and Class B (unaudited):
Income from continuing operations	$0.65	$0.74	$0.83
Loss from discontinued operations	(0.01)	(0.02)	—

Pro forma net income per share	$0.64	$0.72	$0.83

Weighted average shares used in pro forma per share amounts (unaudited):
Basic	206,548,100	200,846,400	182,885,700

Diluted	215,143,350	209,257,550	190,231,700

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The potential shares of common stock that were excluded from diluted earnings per share were 66,570, 60,661 and 101,827 for 2006, 2007 and 2008, respectively, because the effect of including these potential shares was antidilutive.

Unaudited pro forma net income/(loss) per share is presented for additional information only. As disclosed in “Note 1 — Organization”, Verisk Analytics, Inc. (“Verisk”) will become the new holding company for Insurance Services Office, Inc. In connection with the initial public offering, the stock of Insurance Services Office, Inc. will be exchanged for the stock of Verisk and Verisk plans to effect an approximately fifty-to-one stock split of its common stock. Pro forma net income/(loss) per share is computed as if the stock split occurred at the beginning of 2008.

Accumulated Other Comprehensive Loss

The following is a summary of accumulated other comprehensive loss at December 31:

	2007	2008

Unrealized losses on investments	$(412)	$(31)
Unrealized foreign currency gains/(losses)	154	(773)
Pension and postretirement unfunded liability adjustment	(8,441)	(81,630)

Accumulated other comprehensive loss	$(8,699)	$(82,434)

The before tax and after tax amounts for these categories, and the related tax benefit/(expense) included in other comprehensive loss are summarized below:

		Tax Benefit/
2006	Before Tax	(Expense)	After Tax

Unrealized holding gains on investments arising during the year	$467	$(176)	$291
Reclassification adjustment for amounts included in net income	91	(34)	57
Unrealized foreign currency gains	376	—	376
Minimum pension liability adjustment	2,814	(1,186)	1,628

Total other comprehensive gain	$3,748	$(1,396)	$2,352

2007
Unrealized holding losses on investments arising during the year	$(2,250)	$885	$(1,365)
Reclassification adjustment for amounts included in net income	1,057	(422)	635
Unrealized foreign currency losses	(203)	—	(203)
Minimum pension liability adjustment	12,577	(4,326)	8,251

Total other comprehensive gain	$11,181	$(3,863)	$7,318

2008
Unrealized holding losses on investments arising during the year	$(1,687)	$666	$(1,021)
Reclassification adjustment for amounts included in net income	2,325	(923)	1,402
Unrealized foreign currency losses	(927)	—	(927)
Pension and postretirement unfunded liability adjustment	(122,714)	49,525	(73,189)

Total other comprehensive loss	$(123,003)	$49,268	$(73,735)

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Compensation Plans:

KSOP

The Company has established the KSOP for the benefit of eligible employees in the U.S. and Puerto Rico. The KSOP includes both an employee savings component and an employee stock ownership component. The purpose of the combined plan is to enable the Company’s employees to participate in a tax-deferred savings arrangement under Code Sections 401(a) and 401(k), and to provide employee equity participation in the Company through the ESOP accounts.

Under the KSOP, eligible employees may make pre-tax and after-tax cash contributions as a percentage of their compensation, subject to certain limitations under the applicable provisions of the Code. The maximum pre-tax contribution that can be made to the 401(k) account as determined under the provisions of Code Section 401(g) is $15, $16 and $16 for 2006, 2007 and 2008, respectively. Certain eligible participants (age 50 and older) may contribute an additional $5, $5 and $5 on a pre-tax basis for 2006, 2007 and 2008, respectively. After-tax contributions are limited to 10% of a participant’s compensation. The Company provides quarterly matching contributions in ISO Class A common stock. The quarterly matching contributions are equal to 75% of the first 6% of the participant’s contribution.

The Company established the ESOP component as a funding vehicle for the KSOP. This leveraged ESOP acquired 1,143,800 shares of the Company’s Class A common stock at a cost of approximately $33,170 ($29 per share) in January 1997. The ESOP borrowed $33,170 from an unrelated third party to finance the purchase of the ESOP Shares. The common shares were pledged as collateral for its debt. The Company makes annual cash contributions to the KSOP equal to the ESOP’s debt service. As the debt is repaid, shares are released from collateral and are allocated to active employees in proportion to their annual salaries in relation to total participant salaries. The Company accounts for its ESOP in accordance with AICPA SOP No. 93-6, Accounting Practices for Certain Employee Stock Ownership Plans (“SOP No. 93-6”) and EITF No. 89-11, Sponsor’s Balance Sheet Classification of Capital Stock with a Put Option Held by an Employee Stock Ownership Plan (“EITF No. 89-11”). Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in a contra-temporary equity account in the balance sheets. As shares are committed to be released from collateral, the Company reports compensation expense at the current fair value of the shares, and the shares become outstanding for EPS computations.

In 2004, the Company renegotiated the ESOP loan to require interest only payments for the third and fourth quarters of 2004. In December 2004, the Company repaid the ESOP loan and issued a new loan agreement between the Company and the KSOP, thereby extending the allocation of the remaining unreleased shares as of July 1, 2004 through 2013.

In 2005, the Company established the ISO Profit Sharing Plan (the “Profit Sharing Plan”), a defined contribution plan, to replace the pension plan for all eligible employees hired on or after March 1, 2005. The Profit Sharing Plan is a component of the KSOP. Eligible employees will participate in the Profit Sharing Plan if they complete 1,000 hours of service each plan year and are employed on December 31 of that year. The Company will make an annual contribution to the Profit Sharing Plan based on the Company’s performance. Participants vest once they have completed four years and 1,000 hours of service. In 2007 and 2008, the profit sharing contribution was funded using Class A common stock. In 2006, compensation expense related to the Profit Sharing Plan amounted to $393 and was contributed to the KSOP in the form of cash.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The KSOP shares as of December 31, were as follows:

	2007	2008

Shares released for ESOP allocation	865,166	879,948
Shares released for 401(k) match	135,382	145,205
Shares released for the Profit Sharing Plan	860	2,327
Unreleased shares	142,392	116,320

Total KSOP shares	1,143,800	1,143,800

Fair value of unreleased shares	$122,742	$90,497

The fair value of the Class A shares is determined quarterly as determined for purposes of the KSOP. Upon retirement or termination under the terms of the KSOP, an eligible participant may require the Company to repurchase vested shares based on the then current fair value of the Class A shares. At December 31, 2007 and 2008, the appraised fair value was $862 and $778 per share, respectively. KSOP compensation expense for 2006, 2007 and 2008 was approximately $18,779, $22,247 and $22,274, respectively.

Stock Option Plan

During 1998, the Company adopted the Insurance Services Office, Inc. 1996 Incentive Plan (the “Option Plan”). The Option Plan provides for the granting of options to key employees and directors of the Company. Options granted have varying vesting dates within four years after grant date and expire after ten years. Stock obtained through the exercise of options that are held by the employee for more than six months and one day may be put to the Company and redeemed at the then current fair value of the Class A common stock. For options granted in 2002 through 2004, the Company has the ability to defer the redemption for one year. For options granted after 2004, the Company has the ability to defer the redemption for up to two years. During the years ended December 31, 2007 and 2008, stock options granted had an exercise price equal to fair value of the Class A common stock on date of grant. There are 1,992,795 shares of Class A common stock approved for issuance under the plan, of which up to 12,053 options to purchase shares were authorized for future grants at December 31, 2008. Cash received from stock option exercises for the years ended December 31, 2006, 2007 and 2008 was $271, $389 and $892.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of options outstanding under the Option Plan as of December 31, 2008, and changes during the three years then ended is presented below:

		Weighted	Aggregate
	Number	Average	Intrinsic
	of Options	Exercise Price	Value

Outstanding at January 1, 2006	647,028	$200.89	$235,589

Granted	69,441	$586.53
Exercised	(179,967)	$144.16	$81,516

Cancelled or expired	(12,734)	$360.11

Outstanding at December 31, 2006	523,768	$267.64	$255,264

Granted	55,979	$760.35
Exercised	(72,083)	$257.46	$36,655

Cancelled or expired	(10,911)	$458.18

Outstanding at December 31, 2007	496,753	$320.46	$269,012

Granted	62,947	$864.84
Exercised	(85,256)	$297.05	$48,399

Cancelled or expired	(11,299)	$704.11

Outstanding at December 31, 2008	463,145	$389.39	$179,981

Options exercisable at December 31, 2008	328,994	$253.95	$172,408

Options exercisable at December 31, 2007	329,503	$208.35	$215,380

A summary of the status of the Company’s nonvested options as of December 31, 2007 and 2008, and changes during the three years ended December 31, 2006, 2007 and 2008, is presented below:

		Weighted
		Average
	Number	Grant-Date
	of Options	Fair Value

Nonvested balance at January 1, 2006	315,512	$60.63
Granted	69,441	$166.25
Vested	(136,068)	$54.86
Cancelled or expired	(12,734)	$89.34

Nonvested balance at December 31, 2006	236,151	$93.83

Granted	55,979	$210.69
Vested	(113,969)	$76.89
Cancelled or expired	(10,911)	$117.45

Nonvested balance at December 31, 2007	167,250	$142.94

Granted	62,947	$206.68
Vested	(84,747)	$123.87
Cancelled or expired	(11,299)	$184.97

Nonvested balance at December 31, 2008	134,151	$220.60

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, there was $19,543 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 2.09 years. As of December 31, 2008, there are 134,151 nonvested stock options of which 123,038 are expected to vest. The total grant date fair value of shares vested during the years ended December 31, 2006, 2007 and 2008 was $7,465, $8,763 and $11,803, respectively.

Exercise prices for options outstanding and exercisable at December 31, 2008 ranged from $92 to $892 as outlined in the following table:

	Options Outstanding			Options Exercisable
				Weighted-
	Weighted-		Weighted-	Average		Weighted-
	Average	Stock	Average	Remaining	Stock	Average
Range of	Remaining	Options	Exercise	Contractual	Options	Exercise
Exercise Prices	Contractual Life	Outstanding	Price	Life	Exercisable	Price

$92 to $110	1.7	72,329	$107.24	1.7	72,329	$107.24
$111 to $148	4.1	45,102	$141.89	4.1	45,102	$141.89
$149 to $231	4.4	113,250	$179.99	4.4	113,250	$179.99
$232 to $445	6.3	88,150	$415.70	6.3	66,260	$411.23
$446 to $681	7.3	41,396	$593.97	7.3	20,411	$612.91
$682 to $892	8.8	102,918	$821.75	8.4	11,642	$794.60

		463,145			328,994

During the twelve months ended December 31, 2008, the Company granted the following stock options with exercise prices and Black-Scholes values as follows:

	Number of	Fair Value		Black-Scholes
	Stock Options	of Common	Exercise	Value of
Grant Dates	Granted	Stock(1)	Price	Options

March 1, 2008	56,990	$862.00	$862.00	$204.72
July 1, 2008	5,357	$892.00	$892.00	$223.56
July 1, 2008	600	$892.00	$892.00	$241.85

(1)	The fair value of these shares is the current valuation in effect for the KSOP. This fair value is also utilized for all Class A share transactions for the Insurance Services Office, Inc. 1996 Incentive Plan.

Performance Based Appreciation Awards

In connection with the Company’s acquisition of Applied Insurance Research Inc., Intellicorp, Ltd, AscendantOne, Inc, DxCG, Appintelligence and Sysdome, the Company issued performance based appreciation awards to key employees of these companies. These awards represent the right to receive cash equal to an amount by which each company’s award unit value exceeds the award unit value on the date of grant. Performance is measured on income from continuing operations before investment expense and interest income, income taxes, depreciation and amortization (“EBITDA”). Each company’s award unit value is based on a multiple of EBITDA. Units granted prior to December 31, 2004 vest at 25% per year and expire after ten years. Units granted after December 31, 2004 vest at 25% per year and expire after four years. In 2006, 2007 and 2008, compensation expense related to these units amounted to $1,360, $2,296 and $(117), respectively. There were two redemptions in 2006 totaling $59, four redemptions in 2007 totaling $342 and three redemptions in 2008 totaling $858. The liability for these performance based awards of $4,137 and $3,162 at December 31, 2007 and 2008, respectively, is included in accounts payable and accrued liabilities.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Phantom ESOP Plan

In 2001, the Company established the ISO Phantom ESOP (“phantom ESOP”) for eligible employees of the Company’s foreign subsidiaries. Eligible employees will participate in the phantom ESOP if they complete 1,000 hours of service each plan year and are employed on December 31 of that year. The Company provides annual contributions to eligible participants in notional shares based on the value of ISO Class A common stock. Participants vest once they have completed four years and 1,000 hours of service. In 2006, 2007 and 2008, compensation expense related to the phantom ESOP amounted to $608, $228 and $26, respectively. A phantom ESOP liability of $1,785 and $1,732 at December 31, 2007 and 2008, respectively, is included in accounts payable and accrued liabilities.

18.	Pension and Postretirement Benefits:

Prior to January 1, 2002, the Company maintained a qualified defined benefit pension plan for substantially all of its employees through membership in the Pension Plan for Insurance Organizations (the “Pension Plan”), a multiple-employer trust. The Company has applied the projected unit credit cost method for its pension plan, which attributes an equal portion of total projected benefits to each year of employee service. Effective January 1, 2002, the Company amended the Pension Plan to determine future benefits using a cash balance formula. Under the cash balance formula, each participant has an account, which is credited annually based on salary rates determined by years of service, as well as the interest earned on their previous year-end cash balance. Prior to December 31, 2001, pension plan benefits were based on years of service and the average of the five highest consecutive years’ earnings of the last ten years. Effective March 1, 2005, the Company established the Profit Sharing Plan, a defined contribution plan, to replace the Pension Plan for all eligible employees hired on or after March 1, 2005. The Company also has a non-qualified supplemental cash balance plan (“SERP”) for certain employees. The SERP is funded from the general assets of the Company.

The Pension Plan’s funding policy is to contribute annually at an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for federal income tax purposes. The Company contributed $224, $178 and $542 to the SERP in 2006, 2007 and 2008, respectively, and expects to contribute $572 in 2009. The minimum required funding for the Pension Plan for the years ended December 31, 2006, 2007 and 2008 were $0, $0 and $5,029, respectively. The Company expects to contribute $5,471 to the Pension Plan in 2009.

The Pension Plan assets consist primarily of investments in various fixed income and equity funds. Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements and credit quality standards, where applicable. Investment managers are prohibited from entering into any speculative hedging transactions. The investment objective is to achieve a maximum total return with strong emphasis on preservation of capital in real terms. The domestic equity portion of the total portfolio should range between 40% and 60%. The international equity portion of the total portfolio should range between 10% and 20%. The fixed income portion of the total portfolio should range between 20% and 40%. The asset allocation at December 31, 2007 and 2008, and target allocation for 2009 by asset category are as follows:

	Target	Percentage of Plan Assets
Asset Category	Allocation	2007	2008

Equity securities	60%	62%	51%
Debt securities	40%	36%	46%
Other	0%	2%	3%

Total	100%	100%	100%

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expected rate of return on plan assets for 2007 and 2008 of 8.25% is determined by examining expected long term rates of return for each asset class.

The Company also provides certain healthcare and life insurance benefits for both active and retired employees. The Postretirement Health and Life Insurance Plan (the “Postretirement Plan”) is contributory, requiring participants to pay a stated percentage of the premium for coverage. As of October 1, 2001, the Postretirement Plan was amended to freeze benefits for current retirees and certain other employees at the January 1, 2002 level. Also, as of October 1, 2001, the Postretirement Plan had a curtailment, which eliminated retiree life insurance for all active employees and healthcare benefits for almost all future retirees, effective January 1, 2002. The Company expects to contribute $4,987 to the Postretirement Plan in 2009.

The following tables set forth the changes in the benefit obligations and the plan assets, the unfunded status of the Pension Plan and Postretirement Plan, and the amounts recognized in the Company’s consolidated balance sheets at December 31:

	Pension Plan		Postretirement Plan
	2007	2008	2007	2008

Change in benefit obligation:
Benefit obligation at beginning of year	$373,674	$363,840	$30,595	$28,340
Service cost	8,152	7,789	—	—
Interest cost	20,952	21,698	1,669	1,689
Actuarial (gain)/loss	(15,934)	(4,869)	441	2,650
Plan participants’ contributions	—	—	2,227	2,738
Benefits paid	(23,004)	(21,537)	(6,936)	(6,777)
Federal subsidy on benefits paid	—	—	344	—

Benefit obligation at end of year	$363,840	$366,921	$28,340	$28,640

Accumulated benefit obligation at end of year	$341,829	$356,622

Weighted-average assumptions as of December 31, used to determine benefit obligation:
Discount rate	6.25%	6.00%	5.75%	6.00%
Rate of compensation increase	4.25%	4.00%	N/A	N/A
Change in plan assets:
Fair value of plan assets at beginning of year	$344,235	$346,013	$—	$—
Actual return on plan assets, net of expenses	24,604	(97,595)	—	—
Employer contributions	178	5,571	4,365	4,039
Plan participants’ contributions	—	—	2,227	2,738
Benefits paid	(23,004)	(21,537)	(6,936)	(6,777)
Subsidies received/receivable	—	—	344	—

Fair value of plan assets at end of year	$346,013	$232,452	$—	$—

Unfunded status at end of year	$17,827	$134,469	$28,340	$28,640

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pre-tax components affecting accumulated other comprehensive loss as of December 31, 2007 and 2008 are summarized below:

	Pension Plan		Postretirement Plan
	2007	2008	2007	2008

Transition obligation	$—	$—	$831	$665
Prior service benefit	(4,117)	(3,316)	—
Actuarial losses	14,515	134,183	2,833	5,244

Accumulated other comprehensive loss, pretax	$10,398	$130,867	$3,664	$5,909

The components of net periodic benefit cost and the amounts recognized in other comprehensive (gains)/losses are summarized below for the years ended December 31, 2006, 2007 and 2008:

	Pension Plan			Postretirement Plan
	2006	2007	2008	2006	2007	2008

Service cost	$8,464	$8,152	$7,789	$5	$—	$—
Interest cost	20,054	20,952	21,698	1,716	1,669	1,689
Amortization of transition obligation	—	—	—	166	166	166
Recognized net actuarial loss	—	—	—	4	2	241
Expected return on plan assets	(26,430)	(27,458)	(27,441)	—	—	—
Amortization of prior service cost	(801)	(801)	(801)	—	—	—
Amortization of net actuarial loss	901	572	499	—	—	—

Net periodic benefit cost	$2,188	$1,417	$1,744	$1,891	$1,837	$2,096
Transition obligation	N/A	$—	$—	N/A	$(166)	$(166)
Amortization of actuarial gains	N/A	(572)	(499)	N/A	—	—
Amortization of prior service benefit	N/A	801	801	N/A	—	—
Actuarial (gains)/losses	N/A	(13,079)	120,167	N/A	439	2,411

Total recognized in other comprehensive (gains)/losses	N/A	(12,850)	120,469	N/A	273	2,245

Total recognized in net periodic cost and other comprehensive losses /(gains)	$2,188	$(11,433)	$122,213	$1,891	$2,110	$4,341

The estimated amounts in accumulated other comprehensive loss that is expected to be recognized as components of net periodic benefit cost during 2009 are summarized below:

	Pension	Postretirement
	Plan	Plan	Total

Transition obligation	$—	$166	$166
Prior service benefit	(801)	—	(801)
Actuarial losses	10,506	180	10,686

Total	$9,705	$346	$10,051

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average assumptions as of January 1, 2006, 2007 and 2008 used to determine net periodic benefit cost and the amount recognized in the accompanying consolidated balance sheets are provided below:

	Pension Plan			Postretirement Plan
	2006	2007	2008	2006	2007	2008

Weighted-average assumptions as of January 1, used to determine net benefit cost:
Discount rate	5.50%	5.75%	6.25%	5.50%	5.75%	5.75%
Expected return on plan assets	8.25%	8.25%	8.25%	N/A	N/A	N/A
Rate of compensation increase	3.75%	3.75%	4.25%	N/A	N/A	N/A
Amounts recognized in the consolidated balance sheets consist of:
Pension and postretirement benefits, current	$254	$190	$555	$4,070	$4,446	$4,842
Pension and postretirement benefits, noncurrent	29,185	17,637	133,914	26,525	23,894	23,798

Total pension and postretirement benefits	$29,439	$17,827	$134,469	$30,595	$28,340	$28,640

The following table presents the estimated future benefit payments for the respective plans. The future benefit payments for the postretirement plan are net of the federal Medicare subsidy.

	Pension	Postretirement
	Plan	Plan

2009	$23,634	$4,987
2010	$24,352	$4,709
2011	$25,410	$4,382
2012	$26,458	$3,943
2013	$28,114	$3,487
2014-2018	$159,723	$11,186

The healthcare cost trend rate for 2008 was 10% gradually decreasing to 5% in 2018. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. A 1% change in assumed healthcare cost trend rates would have the following effects:

	1% Decrease	1% Increase

Effect of total service and interest cost components of net periodic postretirement healthcare benefit cost	$(63)	$59

Effect on the healthcare component of the accumulated postretirement benefit obligation	$(86)	$24

The expected subsidy from the Medicare Prescription Drug, Improvement and Modernization Act of 2003 reduced the Company’s accumulated postretirement benefit obligation by approximately $9,500 and $11,050 as of December 31, 2007 and 2008, and the net periodic benefit cost by approximately $1,315, $946 and $1,028 in fiscal 2006, 2007 and 2008, respectively.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Segment Reporting

FAS No. 131, Disclosures About Segments of an Enterprise and Related Information (“FAS No. 131”), establishes standards for reporting information about operating segments. FAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s CEO and Chairman of the Board is identified as the chief operating decision maker (“CODM”) as defined by FAS No. 131. To align with the internal management of the Company’s business operations based on product and service offerings, the Company is organized into the following two operating segments:

Risk Assessment:  The Company is the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. The Company’s databases include cleansed and standardized records describing premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities. The Company uses this data to create policy language and proprietary risk classifications that are industry standards and to generate prospective loss cost estimates used to price insurance policies.

Decision Analytics:  The Company develops solutions that its customers use to analyze the four key processes in managing risk: ‘prediction of loss,’ ‘selection and pricing of risk,’ ‘detection and prevention of fraud’ and ‘quantification of loss.’ The Company’s combination of algorithms and analytic methods incorporates its proprietary data to generate solutions in each of these four categories. In most cases, the Company’s customers integrate the solutions into their models, formulas or underwriting criteria in order to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. The Company develops catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. The Company also develops solutions that allow customers to quantify costs after loss events occur. Fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, mortgage and healthcare sectors.

The two aforementioned operating segments represent the segments for which separate discrete financial information is available and upon which operating results are regularly evaluated by the CODM in order to assess performance and allocate resources. The Company uses segment EBITDA as the profitability measure for making decisions regarding ongoing operations. Segment EBITDA is income from continuing operations before investment income and interest expense, income taxes, depreciation and amortization. Segment EBITDA is used to assess corporate performance and is the measure of operating results and to assess optimal utilization of debt and acquisitions by operating segment. Segment operating expenses consist of direct and indirect costs principally related to personnel, facilities, software license fees, consulting, travel, and third-party information services. Indirect costs are generally allocated to the segments using fixed rates established by management based upon estimated expense contribution levels and other assumptions that management considers reasonable. The Company does not allocate investment income, realized gains/(losses), interest income, interest expense or income tax expense, since these items are not considered in evaluating the segment’s overall operating performance. The CODM does not evaluate the financial performance of each segment based on assets. On a geographic basis, no individual country outside of the United States accounted for 1% or more of the Company’s consolidated revenue for the years ending December 31, 2006, 2007 or 2008. No individual country outside of the United States accounted for 1% or more of total consolidated long-term assets as of December 31, 2007 or 2008.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides the Company’s revenue and operating income performance by reportable segment for the years ended December 31, 2006, 2007 and 2008, as well as a reconciliation to “Income from continuing operations before income taxes” for all years presented in the accompanying consolidated statements of operations:

	2006
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$472,634	$257,499	$730,133
Expenses:
Cost of revenues (exclusive of items shown separately below)	203,878	127,926	331,804
Selling, general, and administrative	65,884	34,240	100,124

Segment EBITDA	202,872	95,333	298,205
Depreciation and amortization of fixed assets	17,931	10,076	28,007
Amortization of intangible assets	3,001	23,853	26,854

Operating income	181,940	61,404	243,344

Unallocated expenses:
Investment income			6,585
Realized losses on securities, net			(375)
Interest expense			(16,668)
Other expense			(109)

Consolidated income from continuing operations before income taxes			$232,777

Capital expenditures	$11,753	$13,989	$25,742

	2007
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$485,160	$317,035	$802,195
Expenses:
Cost of revenues (exclusive of items shown separately below)	204,182	153,009	357,191
Selling, general, and administrative	68,198	39,378	107,576

Segment EBITDA	212,780	124,648	337,428
Depreciation and amortization of fixed assets	19,397	12,348	31,745
Amortization of intangible assets	1,047	32,869	33,916

Operating income	192,336	79,431	271,767

Unallocated expenses:
Investment income			8,442
Realized gains on securities, net			857
Interest expense			(22,928)
Other expense			9

Consolidated income from continuing operations before income taxes			$258,147

Capital expenditures	$33,059	$14,124	$47,183

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$504,391	$389,159	$893,550
Expenses:
Cost of revenues (exclusive of items shown separately below)	199,872	187,025	386,897
Selling, general, and administrative	81,813	49,426	131,239

Segment EBITDA	222,706	152,708	375,414
Depreciation and amortization of fixed assets	19,447	15,870	35,317
Amortization of intangible assets	806	28,749	29,555

Operating income	202,453	108,089	310,542

Unallocated expenses:
Investment income			2,233
Realized losses on securities, net			(2,511)
Interest expense			(31,316)
Other income			(49)

Consolidated income from continuing operations before income taxes			$278,899

Capital expenditures	$12,598	$20,664	$33,262

Operating segment revenue by type of service is provided below:

	For the Years Ended December 31,
	2006	2007	2008

Risk Assessment
Industry standard insurance programs	$303,957	$311,087	$329,858
Property-specific rating and underwriting information	123,627	126,291	125,835
Statistical agency and data services	25,793	27,282	27,451
Actuarial services	19,257	20,500	21,247

Total Risk Assessment	472,634	485,160	504,391

Decision Analytics
Fraud identification and detection solutions	168,189	172,726	213,994
Loss prediction solutions	67,129	81,110	95,128
Loss quantification solutions	22,181	63,199	80,037

Total Decision Analytics	257,499	317,035	389,159

Total consolidated revenues	$730,133	$802,195	$893,550

20.	Related Parties:

The Company considers its Class A and Class B stockholders that own more than 5% of the outstanding stock within the respective class to be related parties as defined within FAS No. 57, Related Party Disclosures. At December 31, 2008, there were seven Class B stockholders each owning more than 5% of the

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding Class B shares. Two of these seven Class B stockholders have employees that serve on the Company’s board of directors.

The Company incurred expenses associated with the payment of insurance coverage premiums to certain of the largest stockholders aggregating $487, $827 and $992 in 2006, 2007, and 2008, respectively. These expenses are included in cost of revenues and selling, general and administrative in the consolidated statements of operations.

At December 31, 2008, the ESOP owns more than 5% of the outstanding Class A shares. As discussed in Note 15, in December 2004, the Company repaid the prior ESOP loan with an unrelated third party and entered into a loan agreement with the KSOP, which requires quarterly payments through December 31, 2013. As debt is repaid, shares are released to the ESOP to fund 401(k) matching and profit sharing contributions and the remainder is allocated annually to active employees in proportion to their eligible compensation in relation to total participant eligible compensation.

21.	Commitments and Contingencies:

The Company’s operations are conducted on leased premises. Approximate minimum rentals under long-term noncancelable leases for all leased premises, computer equipment and automobiles are as follows:

	Operating	Capital
Years Ending	Leases	Leases

2009	$20,554	$5,315
2010	20,127	4,418
2011	19,587	382
2012	18,470	47
2013	17,704	—
2014-2018	71,987	—
2019-2023	31,233	—

Net minimum lease payments	$199,662	$10,162

Less amount representing interest		381

Present value of net minimum lease capital payments		$9,781

Most of the leases require payment of property taxes and utilities and, in certain cases, contain renewal options. Operating leases consist of office space. Capital leases consist of computer equipment, office equipment, and leased automobiles. Rent expense on operating leases approximated $19,258, $19,833 and $21,261 in 2006, 2007 and 2008, respectively.

In addition, the Company is a party to legal proceedings with respect to a variety of matters in the ordinary course of business. Including those matters described below, the Company is unable, at the present time, to determine the ultimate resolution of or provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company’s results of operations, financial position, or cash flows. This is primarily because many of these cases remain in their early stages and only limited discovery has taken place. Although the Company believes it has strong defenses for the litigation proceedings described below, the Company could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Claims Outcome Advisor Litigation

Hensley, et al. v. Computer Sciences Corporation et al. is a putative nationwide class action complaint, filed in February 2005, in Miller County, Arkansas state court. Defendants include numerous insurance companies and providers of software products used by insurers in paying claims. The Company is among the named defendants. Plaintiffs allege that certain software products, including the Company’s Claims Outcome Advisor product and a competing software product sold by Computer Sciences Corporation, improperly estimated the amount to be paid by insurers to their policyholders in connection with claims for bodily injuries.

The Company entered into settlement agreements with plaintiffs asserting claims relating to the use of Claims Outcome Advisor by defendants Hanover Insurance Group, Progressive Car Insurance, and Liberty Mutual Insurance Group. Each of these settlements was granted final approval by the court and together the settlements resolve the claims asserted in this case against the Company with respect to the above insurance companies, who settled the claims against them as well. A provision was made in 2006 for this proceeding and the total amount the Company paid in 2008 with respect to these settlements was less than $2,000. A fourth defendant, The Automobile Club of California, which is alleged to have used Claims Outcome Advisor was dismissed from the action. On August 18, 2008, pursuant to the agreement of the parties the Court ordered that the claims against the Company be dismissed with prejudice.

Hanover Insurance Group has made a demand for reimbursement, pursuant to an indemnification provision contained in a December 30, 2004 License Agreement between Hanover and the Company, of its settlement and defense costs in the Hensley class action. Specifically, Hanover has demanded $2,536 including $600 in attorneys’ fees and expenses. The Company disputes that Hanover is entitled to any reimbursement pursuant to the License Agreement. The Company and Hanover have entered into a tolling agreement in order to allow the parties time to resolve the dispute without litigation.

Xactware Litigation

The following two lawsuits have been filed by or on behalf of groups of Louisiana insurance policyholders who claim, among other things, that certain insurers who used products and price information supplied by the Company’s Xactware subsidiary (and those of another provider) did not fully compensate policyholders for property damage covered under their insurance policies. The plaintiffs seek to recover compensation for their damages in an amount equal to the difference between the amount paid by the defendants and the fair market repair/restoration costs of their damaged property.

Schafer v. State Farm Fire & Cas. Co., et al. is a putative class action pending against the Company and State Farm Fire & Casualty Company filed in March 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. The court dismissed the antitrust claim as to both defendants and dismissed all claims against the Company other than fraud, which will proceed to the discovery phase along with the remaining claims against State Farm. Plaintiffs have moved to certify a class with respect to the fraud and breach of contract claims which the defendants have opposed. The class certification hearing was held on April 8, 2009 and the parties are awaiting the court’s decision.

Mornay v. Travelers Ins. Co., et al. is a putative class action pending against the Company and Travelers Insurance Company filed in November 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. As in Schafer, the court dismissed the antitrust claim as to both defendants and dismissed all claims against the Company other than fraud. The court has stayed all proceedings in the case pending an appraisal of the lead plaintiff’s insurance claim.

The third lawsuit, Louisiana ex rel. Foti v. Allstate Ins. Co.  is a putative parens patriae action filed by the Louisiana Attorney General in November 2007 in Louisiana state court against numerous insurance

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

companies, the Company, and other solution providers, and consultants. The complaint contains allegations of an antitrust conspiracy among the defendants with respect to the payment of insurance claims for property damage and seeks the forfeiture of any illegal profits and treble damages. Defendants removed the case to the Eastern District of Louisiana. A motion to remand the case to state court was denied by the district court. That decision was affirmed by the United States Court of Appeals for the Fifth Circuit. Defendants filed a motion to dismiss the case. The Attorney General opposed that motion and filed a motion to sever the case in two parts (one seeking injunctive relief and the other seeking treble damages), and to have portions of the case sent back to Louisiana state court. Defendants opposed that motion and at oral argument on December 17, 2008 the court dismissed all claims against the Company.

At this time it is not possible to determine the ultimate resolution of, or estimate the liability related to the Schafer and Mornay matters.

iiX Litigation

In March 2007, the Company’s Insurance Information Exchange, or iiX, subsidiary, as well as other information providers and insurers in the State of Texas, were served with a summons and class action complaint filed in the United States District Court for the Eastern District of Texas alleging violations of the Driver Privacy Protection Act, or the DPPA. Plaintiffs brought the action on their own behalf and on behalf of all similarly situated individuals whose personal information is contained in any motor vehicle record maintained by the State of Texas and who have not provided express consent to the State of Texas for the distribution of their personal information for purposes not enumerated by the DPPA and whose personal information has been knowingly obtained and used by the defendants. The complaint alleges that the defendants knowingly obtained personal information and that the obtaining and use of this personal information was not for a purpose authorized by the DPPA. The complaint seeks liquidated damages in the amount of $3 for each instance of a violation of the DPPA, punitive damages and the destruction of any illegally obtained personal information. The Court granted iiX’s motion to dismiss the complaint based on failure to state a claim and lack of standing, and the plaintiff’s are appealing the dismissal.

22.	Subsequent Events

On January 14, 2009, the Company acquired D2Hawkeye (“D2”), a privately-owned provider of information and analytic solutions for the healthcare industry, for a net cash purchase price of $58,946 of which $7,000 is used to fund the indemnity escrows. Founded in 2001 and based in Waltham, Massachusetts, D2’s services include data mining, decision support, clinical quality analysis and risk analysis tools. D2 complements and is integrated within the Company’s Decision Analytics segment.

On January 30, 2009, the Company entered into a $30,000 revolving credit facility with Wachovia Bank, N.A. that matures on September 30, 2009. This facility is committed with a one time fee of $50 and a fee of 0.25% of the unused portion. Interest is payable at maturity at a rate to be determined at the time of borrowing. Upon maturity of this facility the Company may convert all or a principal portion not less than $1,000 of the aggregate principal balance of revolving credit loans then outstanding into a one year term loan.

23.	Correction of Errors

As a result of a review of the Company’s current taxes receivable as of December 31, 2008 conducted subsequent to the issuance of the 2007 consolidated financial statements, it was determined that the federal and state taxes receivable at December 31, 2007 was overstated by $7,620, with $5,071 of the overstatement occurring in 2006 and $2,549 in prior periods. The Company also corrected certain classifications on the consolidated balance sheet with respect to gross federal and foreign income taxes receivable and gross state and local income taxes payable as of December 31, 2007. The Company believes that the changes are not material to the consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following financial statement line items were impacted by the adjustment in the respective periods presented below:

	For the year ended December 31, 2006
	As Previously	Correction of
Caption of Consolidated Statement of Operations	Reported	Error	As Corrected
	(In thousands, except for share and per share data)

Provision for income taxes	$(86,921)	$(5,071)	$(91,992)
Income from continuing operations	145,856	(5,071)	140,785
Net income	$144,051	$(5,071)	$138,980
Basic income per share of Class A and Class B:
Income from continuing operations per share	$35.31	$(1.23)	$34.08
Net income per share	34.87	(1.23)	33.64
Diluted income per share of Class A and Class B:
Income from continuing operations per share	$33.85	$(1.13)	$32.72
Net income per share	33.43	(1.13)	32.30
Weighted average diluted shares outstanding	4,308,976	(6,109)	4,302,867

	For the year ended December 31, 2006
	As Previously	Correction of
Caption of Consolidated Statement of Cash Flows	Reported	Error	Reclassification (1)	As Corrected

Net income	$144,051	$(5,071)	$—	$138,980
Federal and state taxes receivable	19,262	5,071	(24,333)	—
Federal and foreign income taxes	—	—	15,634	15,634
State and local income taxes	—	—	8,699	8,699

	As of December 31, 2007
	As Previously	Correction of
Caption of Consolidated Balance Sheet	Reported	Error	As Corrected

Federal and state taxes receivable	$3,003	$(3,003)	$—
Federal and foreign income taxes receivable	—	4,561	4,561
Total current assets	181,025	1,558	182,583
Total assets	828,483	1,558	830,041
State and local income taxes payable	—	9,178	9,178
Total current liabilities	346,248	9,178	355,426
Total liabilities	853,023	9,178	862,201
Accumulated deficit	(508,136)	(7,620)	(515,756)
Total stockholders’ deficit	(1,195,728)	(7,620)	(1,203,348)
Total liabilities and stockholders’ deficit	828,483	1,558	830,041

(1)	Reclassifications have been made to conform to the 2008 presentation within the consolidated statement of cash flows.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Amount
to be Paid

Registration fee	$29,475
FINRA filing fee	$75,500
Listing fees	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Twelfth of the Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed forms of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

On June 2, 2008 we issued an aggregate of 100 shares of our common stock, par value $.01 per share, to Insurance Services Office, Inc. for $.01 per share. The issuance of such shares was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Since August 1, 2006, Insurance Services Office, Inc. has issued to directors, officers and employees options to purchase $189,294 shares of Class A common stock with per share exercise prices ranging from $642 to $892, and has issued 210,809 shares of common stock upon exercise of outstanding options. The issuance of stock options and the common stock issuable upon the exercise of such options to directors, officers and employees were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 as promulgated under the Securities Act. The share and per share information in this paragraph does not reflect the stock split the Company will consummate in connection with this offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated By-Laws*
4.1	Form of Common Stock Certificate*
4.2	Prudential Uncommitted Master Shelf Agreement, dated as of June 13, 2003, among Insurance Services Office, Inc., The Prudential Insurance Company of America, U.S. Private Placement Fund, Baystate Investments, LLC, United of Omaha Life Insurance Company and Prudential Investment Management, Inc.**
4.3	Amendment No. 1 to the Prudential Uncommitted Master Shelf Agreement, dated February 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto**
4.4	Amendment No. 2 to the Prudential Uncommitted Master Shelf Agreement, dated June 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto**
4.5	Amendment No. 3 to the Prudential Uncommitted Master Shelf Agreement, dated January 23, 2006, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto**
4.6	Waiver and Amendment No. 4 to the Prudential Uncommitted Master Shelf Agreement, dated February 28, 2007, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto**
4.7	New York Life Uncommitted Master Shelf Agreement, dated as of March 16, 2007, among Insurance Services Office, Inc., New York Life Insurance Company and the other purchasers party thereto**
5.1	Opinion of Davis Polk & Wardwell*
10.1	401(k) Savings Plan and Employee Stock Ownership Plan**
10.2	Verisk Analytics, Inc. 2009 Equity Incentive Plan*
10.3	Form of Letter Agreement**
10.4	Form of Master License Agreement and Participation Supplement**
10.5	Schedule of Master License Agreements Substantially Identical in All Material Respects to the Form of Master License Agreement and Participation Supplement filed as Exhibit 10.4**
10.6	Credit Agreement, dated as of July 2, 2009, between Insurance Services Office, Inc. and Bank of America, N.A., as Administrative Agent, and the lenders party thereto.

Exhibit
Number	Description

21.1	Subsidiaries of the Registrant*
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)*
24.1	Power of Attorney**

*	To be filed by amendment.

**	Previously filed

(b) The following financial statement schedule is filed as part of this Registration Statement:

Schedule
Number	Description

Schedule II	Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2006, 2007 and 2008

Item 17.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, State of New Jersey, on the 21st day of August, 2009.

Verisk Analytics, Inc.

By:	/s/ Frank J. Coyne
Name: Frank J. Coyne

Title:	Chief Executive Officer, President and Chairman of the Board of Directors

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank J. Coyne and Mark V. Anquillare, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Frank J. Coyne Frank J. Coyne	Chief Executive Officer, President and Chairman of the Board of Directors (principal executive officer)	August 21, 2009

/s/ Mark V. Anquillare Mark V. Anquillare	Chief Financial Officer (principal financial officer and principal accounting officer)	August 21, 2009

/s/ * J. Hyatt Brown	Director	August 21, 2009

/s/ * Glen A. Dell	Director	August 21, 2009

/s/ * Christopher M. Foskett	Director	August 21, 2009

/s/ * Constantine P. Iordanou	Director	August 21, 2009

/s/ * John F. Lehman, Jr.	Director	August 21, 2009

/s/ * Samuel G. Liss	Director	August 21, 2009

Signature		Title	Date

/s/ * Andrew G. Mills		Director	August 21, 2009

/s/ Thomas F. Motamed Thomas F. Motamed		Director	August 21, 2009

/s/ * Arthur J. Rothkopf		Director	August 21, 2009

/s/ * David B. Wright		Director	August 21, 2009

*By:	/s/ Mark V. Anquillare Attorney-in-Fact		August 21, 2009

Schedule II

Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2006, 2007 and 2008
(In thousands)

	Balance at	Charged to
	Beginning	Costs and	Deductions —	Balance at
Description	of Year	Expenses(1)	Write-offs(2)	End of Year

Year ended December 31, 2006:
Allowance for doubtful accounts	$3,623	$2,148	$(498)	$5,273

Valuation allowance for income taxes	$2,144	$—	$—	$2,144

Year ended December 31, 2007:
Allowance for doubtful accounts	$5,273	$3,286	$(312)	$8,247

Valuation allowance for income taxes	$2,144	$—	$(610)	$1,534

Year ended December 31, 2008:
Allowance for doubtful accounts	$8,247	$1,536	$(3,386)	$6,397

Valuation allowance for income taxes	$1,534	$564	$—	$2,098

(1)	Primarily additional reserves for bad debts.

(2)	Primarily accounts receivable balances written off, net of recoveries, and the expiration of loss carryforwards.

S-1

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated By-Laws*
4.1	Form of Common Stock Certificate*
4.2	Prudential Uncommitted Master Shelf Agreement, dated as of June 13, 2003, among Insurance Services Office, Inc., The Prudential Insurance Company of America, U.S. Private Placement Fund, Baystate Investments, LLC, United of Omaha Life Insurance Company and Prudential Investment Management, Inc.**
4.3	Amendment No. 1 to the Prudential Uncommitted Master Shelf Agreement, dated February 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto**
4.4	Amendment No. 2 to the Prudential Uncommitted Master Shelf Agreement, dated June 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto**
4.5	Amendment No. 3 to the Prudential Uncommitted Master Shelf Agreement, dated January 23, 2006, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto**
4.6	Waiver and Amendment No. 4 to the Prudential Uncommitted Master Shelf Agreement, dated February 28, 2007, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto**
4.7	New York Life Uncommitted Master Shelf Agreement, dated as of March 16, 2007, among Insurance Services Office, Inc., New York Life Insurance Company and the other purchasers party thereto**
5.1	Opinion of Davis Polk & Wardwell*
10.1	401(k) Savings Plan and Employee Stock Ownership Plan**
10.2	Verisk Analytics, Inc. 2009 Equity Incentive Plan*
10.3	Form of Letter Agreement**
10.4	Form of Master License Agreement and Participation Supplement**
10.5	Schedule of Master License Agreements Substantially Identical in All Material Respects to the Form of Master License Agreement and Participation Supplement filed as Exhibit 10.4**
10.6	Credit Agreement, dated as of July 2, 2009, between Insurance Services Office, Inc. and Bank of America, N.A., as Administrative Agent, and the lenders party thereto.
21.1	Subsidiaries of the Registrant*
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)*
24.1	Power of Attorney**

*	To be filed by amendment.
**	Previously Filed.